As confidentially submitted to the Securities and Exchange Commission on September 10, 2014

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Azul S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil	4512	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, NY 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Stuart K. Fleischmann, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022	Richard S. Aldrich Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP Av. Brigadeiro Faria Lima, 3311, 7th Floor São Paulo, SP, 04538-133, Brazil

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of registration fee
Preferred shares including in the form of ADSs (2)(3)	US$[—]	US$[—]

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. In accordance with Rule 457(p) under the Securities Act, the full unused amount of the registration fee paid with respect to Registration Statement No. 333-188871 shall be applied to off-set any registration fees due from time to time for this registration statement. Any additional registration fees will be paid subsequently on a pay-as-you-go basis.
(2)	Includes preferred shares including in the form of ADSs, which the underwriters may purchase solely to cover over-allotments, if any, and preferred shares which are to be offered in an offering outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act.
(3)	A separate Registration Statement on Form F-6 will be filed for the registration of ADSs issuable upon deposit of the preferred shares registered hereby. Each ADS represents one preferred share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to completion, dated [•], 2014)

Preferred shares including preferred shares in the form of American depositary shares

(incorporated in the Federative Republic of Brazil)

This is our initial public offering of         non-voting preferred shares. We are selling         preferred shares. The preferred shares may be offered directly or in the form of American depositary shares, or ADSs, each of which represents one preferred share and is evidenced by an American depositary receipt, or ADR. This prospectus relates to the offering by the international underwriters of preferred shares, including in the form of ADSs in the United States and elsewhere outside of Brazil. Concurrently, we are selling preferred shares in Brazil through the Brazilian underwriters by way of a Brazilian prospectus in Portuguese. We refer to the international offering in the United States and elsewhere outside Brazil and the concurrent offering in Brazil as the “global offering.” The closings of the international and Brazilian offerings are conditioned upon each other.

No public market currently exists for our preferred shares or ADSs. We anticipate that the initial public offering price will be between R$     and R$     per preferred share and between US$     and US$     per ADS, calculated at the exchange rate of R$     per US$1.00 at     , 2014. We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “     .” We have applied to list our preferred shares on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores Mercadorias e Futuros), or BM&FBOVESPA, under the symbol “ .”

Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Preferred Share	Per ADS	Total
Public offering price	R$	US$	US$
Underwriting discounts and commissions	R$	US$	US$
Proceeds, before expenses, to us	R$	US$	US$

The selling shareholders referred to in this prospectus, or the Selling Shareholders, have granted the international underwriters and Brazilian underwriters an option to purchase for a period of 30 days beginning on the date hereof up to         additional preferred shares, including in the form of ADSs, at the initial public offering price less the underwriting discount to cover over-allotments. We will not receive any proceeds from the sale of preferred shares including in the form of ADSs, by the Selling Shareholders. See “Underwriters—Option.”

Neither the Securities and Exchange Commission, or the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made through the facilities of The Depository Trust Company, or DTC, on or about         , 2014. Delivery of our preferred shares not sold in the form of ADSs will be made in Brazil through the book-entry facilities of BM&FBOVESPA on or about             , 2014.

Morgan Stanley	Itaú BBA	Goldman, Sachs & Co.	Santander	Banco do Brasil Securities LLC
Raymond James		Pine		Deutsche Bank Securities

The date of this prospectus is             , 2014

The Largest Network in Brazil

Boa Vista
São Gabriel da Cachoeira
Porto Trombetas
Macapá
Belém
Santarém
Manaus
Parintins
Altamira
São Luís
Parnaíba
Fortaleza
Tefé
Tabatinga
Coari
Tucuruí
Marabá
Imperatriz
Teresina
Natal
Fernando de Noronha
Itaituba
Carajás
Eirunepé
Juazeiro do Norte
Campina Grande
João Pessoa
Araguaína
Recife
Porto Velho
Petrolina
Paulo Afonso
Rio Branco
Alta Floresta
Palmas
Maceió
Ji-Paraná
Sinop
Cacoal
Vilhena
Barreiras
Aracaju
Lençóis
Salvador
Valença
Cuiabá
Brasília
Vitória da Conquista
Ilhéus
Rondonópolis
Goiânia
Montes Claros
Rio Verde
Patos de Minas
Caldas Novas
Porto Seguro
Governador Valadares
Corumbá
Uberlândia
Ipatinga
Uberaba
Araxá
Belo Horizonte
Campo Grande
S. J. do Rio Preto
Três Lagoas
Ribeirão Preto
Vitória
Bonito
Araçatuba
Araraquara
Zona da Mata
Presidente Prudente
Campos dos Goytacazes
Dourados
Marília
Bauru
Macaé
Campinas
Cabo Frio
Londrina
S. J. dos Campos
Rio de Janeiro
Maringá
São Paulo
São Paulo
Cascavel
Foz do Iguaçu
Curitiba
Chapecó
Joinville
Navegantes
Passo Fundo
Florianópolis
Caxias do Sul
Criciúma
Santa Maria
Porto Alegre
Pelotas

Azul

This prospectus has been prepared by us solely for use in connection with the proposed offering of preferred shares, including in the form of ADSs, in the United States and elsewhere outside Brazil. Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC, Raymond James & Associates, Inc., Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States) and Deutsche Bank Securities Inc., will collectively act as international underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of preferred shares sold outside of Brazil not in the form of ADSs.

Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the Selling Shareholders, the international underwriters, the Brazilian underwriters and their respective agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor their respective agents, are making an offer to sell the preferred shares, including in the form of ADSs, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the preferred shares, including in the form of ADSs. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date on the front cover of this prospectus.

We are also offering preferred shares in Brazil by way of a Brazilian prospectus in Portuguese. The Brazilian prospectus, which will be filed with the CVM for approval, has the same date as this prospectus but a different format and is not considered part of this prospectus. The international offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

In this prospectus, references to “Azul,” the “Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise. The term “Selling Shareholders” refers to David Neeleman, Saleb II Founder 1 LLC, Saleb II Founder 2 LLC, Saleb II Founder 3 LLC, Saleb II Founder 4 LLC, Saleb II Founder 5 LLC, Saleb II Founder 6 LLC, Saleb II Founder 7 LLC, Saleb II Founder 8 LLC, Saleb II Founder 9 LLC, Saleb II Founder 10 LLC, Saleb II Founder 11 LLC, Saleb II Founder 12 LLC, Saleb II Founder 13 LLC, Saleb II Founder 14 LLC, Saleb II Founder 15 LLC, Saleb II Founder 16 LLC, Star Sabia LLC, WP-New Air LLC, Azul HoldCo, LLC, Maracatu LLC, GIF II Fundos de Investimento e Participações, GIF Mercury LLC, ZDBR LLC, Kadon Empreendimentos S.A., Bozano Holdings Ltd., JJL Brazil LLC, Morris Azul, LLC, Miguel Dau, João Carlos Fernandes, Gianfranco Beting, Regis da Silva Brito, Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. For more information, see “Principal and Selling Shareholders.” The term “Brazilian underwriters” refers to Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A. and BB-Banco de Investimento S.A., Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda. and Deutsche Bank S.A. – Banco Alemão, who will act collectively as Brazilian underwriters with respect to the sale of preferred shares in the public offering in Brazil. The term “international underwriters” refers to Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC, Raymond James & Associates, Inc., Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States) and Deutsche Bank Securities Inc., who will collectively act as underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of preferred shares outside of Brazil not in the form of ADSs. Certain international underwriters will also act as placement agents for the Brazilian underwriters with respect to the placement of preferred shares outside Brazil, including in the United States.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

GLOSSARY OF AIRLINE AND OTHER TERMS

The following is a glossary of industry and other defined terms used in this prospectus:

The “Águia Branca Group”, or “Grupo Águia Branca”, is a Brazilian transportation and logistics conglomerate controlled by the Chieppe family.

“Airbus” means Airbus S.A.S.

“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.

“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).

“ATR” refers to Avions de Transport Régional, G.I.E., a European aircraft manufacturer that is an affiliate of EADS.

“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.

“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

“average stage length” means the average number of kilometers flown per flight segment.

“average fare” means total passenger revenue divided by passenger flight segments.

“Azul Original Shareholders” means the shareholders of record of Azul S.A. as of August 15, 2012.

“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.

“Boeing” means The Boeing Company.

“booked passengers” means the total number of passengers booked on all passenger flight segments.

“Bozano” means Cia Bozano.

“CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.

“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.

“Caprioli Group” is a privately-held company controlled by the Caprioli family.

“CASK” represents total operating cost divided by available seat kilometers.

“Class A preferred shares” means (i) prior to [•], 2014, [•] Class A shares of our preferred stock then issued and outstanding and (ii) after the conversion of our [•] Class B preferred shares into [•] Class A preferred shares and immediately prior to the renaming of our Class A preferred shares to “preferred shares” on [•], 2014, [•] Class A shares of our preferred stock then existing and outstanding.

“Class B preferred shares” means the 2,400,388 Class B preferred shares issued by us on December 23, 2013 in connection with our Private Placement. These Class B preferred shares were converted into [•] Class A preferred shares on [•], 2014, and all Class A preferred shares were simultaneously renamed “preferred shares”. See “Principal and Selling Shareholders – Private Placement.”

“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

“crewmembers” is a term we use to refer to all our employees, including aircraft crew and all ground personnel.

“departure” means a revenue flight segment.

“EADS” means European Aeronautic Defense and Space Company.

“DECEA” means the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).

“economic interest” means a participation in the total equity value of our company, calculated as if all common shares issued and outstanding had been converted into preferred shares at the conversion ratio of 75.0 common shares to 1.0 preferred share, for a total of [•] preferred shares outstanding on a theoretical fully converted basis prior to the completion of this global offering.

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into Class A preferred shares at the conversion ratio of 75.0 Class B preferred shares to 1.0 Class A preferred share, for a total of [•] Class A preferred shares outstanding on a theoretical fully converted basis prior to the completion of this global offering.

“Embraer” means Embraer S.A.

“FAA” means the United States Federal Aviation Administration.

“FAPESP” means the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), an independent public foundation established to foster research and the scientific and technological development of the state of São Paulo.

“FGV” refers to the Getulio Vargas Foundation (Fundação Getulio Vargas), a Brazilian higher education institution that was founded in December 1944.

“Fidelity” means, collectively, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund and Fidelity Securities Fund: Fidelity Blue Chip Growth Fund.

“flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.

“FlightStats” refers to FlightStats, Inc., a provider of worldwide flight on-time performance information to the global travel and transportation industries.

“FTEs” means full-time equivalent employees.

“FTEs per operating aircraft” means the number of FTEs divided by the number of operating aircraft.

“GIE TRIP Atrone” is a French aircraft finance company that is party to some financing agreements with TRIP.

“Gol” means Gol Linhas Aéreas Inteligentes S.A.

“IATA” means the International Air Transport Association.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“ICAO” means the International Civil Aviation Organization.

“INFRAERO” means Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, a Brazilian state-controlled corporation reporting to the SAC that is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.

“Innovata” means Innovata LLC, a provider of travel content management that maintains a flight schedule database in partnership with IATA.

“LATAM” means LATAM Airlines Group S.A. including all of its subsidiaries.

“load factor” means the percentage of aircraft seats actually occupied on a flight (RPKs divided by ASKs).

“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 30 minutes of the scheduled time.

“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.

“passenger flight segments” means the total number of revenue passengers flown on all passenger flight segments.

“pitch” means the distance between a point on one seat and the same point on the seat in front of it.

“PRASK” means passenger revenue divided by ASKs.

“preferred shares” means (i) with respect to the period prior to [•], 2014, our 87,233,986 Class A preferred shares and our 2,400,388 Class B preferred shares and (ii) after [•], 2014, our [•] preferred shares and any additional preferred shares that may be issued as a result of the adjustment to be made in respect of indemnification, as described in “The TRIP Acquisition— The TRIP Acquisition—TRIP Indemnification Adjustment Mechanism” and as a result of the exercise of Warrants.

“Private Placement” means the private placement offering of Class B preferred shares and Warrants under Section 4(a)(2) of the Securities Act to the Private Placement Investors on December 24, 2013.

“Private Placement Investors” means, collectively, Fidelity, Maracatu, LLC and Bozano.

“RASK” or “unit revenue” means operating revenue divided by ASKs.

“revenue passenger kilometers” or “RPKs” means the numbers of kilometers flown by revenue passengers.

“route” means a segment between a pair of cities.

“SAC” means the Brazilian Civil Aviation Secretariat (Secretaria de Aviação Civil).

“TAM” means TAM S.A. and/or TAM Linhas Aéreas S.A.

“TRIP” means TRIP Serviços de Suporte Aéreo S.A. (formerly known as TRIP Linhas Aéreas S.A.).

“TRIP Acquisition” means our 2012 acquisition of TRIP.

“TRIP Acquisition Adjustment Shareholders” means either the TRIP’s Former Shareholders or the Azul Original Shareholders, as the case may be, who become entitled under the TRIP Investment Agreement to an indemnification in the form of a warrant to subscribe to [•] of our preferred shares.

“TRIP’s Former Shareholders” means, collectively, the Caprioli family and the Águia Branca Group.

“TRIP Indemnification Adjustment” means the indemnification mechanism to account for any contingencies, damages, losses or expenses incurred by us or by TRIP’s Former Shareholders as a result of (i) any disputes, (ii) any violation of laws or agreements, or (iii) performance fees and/or any other commissions that have not been disclosed in the exhibits to the TRIP Investment Agreement, except for expenses and commissions relating to the completion of the TRIP Acquisition. The TRIP Indemnification Adjustment was settled on [•], 2014.

“TRIP Investment Agreement” means the agreement entered into between Azul and TRIP’s Former Shareholders on May 25, 2012 and amended on August 15, 2012 and December 27, 2013.

“trip cost” represents operating expenses divided by departures.

“Warrants” means the warrants issued in the Private Placement to the Private Placement Investors pursuant to which such Private Placement Investors may be entitled to receive, on the date of the pricing of this global offering, a number of preferred shares in the event the midpoint of the indicative price range of this global offering is higher than the actual offering price.

“yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our books and records in reais. Our audited consolidated financial statements as of and for each of the years ended December 31 2013, 2012 and 2011 are included in this prospectus. Our audited consolidated financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and have been audited by Ernst & Young Auditores Independentes S.S. Our audited consolidated financial statements at and for the years ended December 31, 2013 and 2012 also include the results of operations of TRIP commencing November 30, 2012. See “The TRIP Acquisition.”

Our unaudited interim condensed consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are included in this prospectus and have been prepared in accordance with IAS 34 Interim Financial Reporting, or IAS 34, as issued by IASB.

This prospectus also includes the financial statements for TRIP as of November 30, 2012, December 31, 2011, December 31, 2010 and January 1, 2010, and for the period from January 1, 2012 through November 30, 2012 and for each of the years ended December 31, 2011 and 2010, which have also been audited by Ernst & Young Auditores Independentes S.S.. We have elected to include TRIP’s individual financial statements in this prospectus for informational and comparative purposes only.

The financial information presented in this prospectus should be read in conjunction with our audited consolidated financial statements, our unaudited interim condensed consolidated financial statements, TRIP’s audited individual financial statements, the notes relating to each of the above included elsewhere in this prospectus and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In this prospectus, we present earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted earnings before interest, taxes, depreciation and amortization, net foreign currency exchange rate variations, and derivative financial instruments (Adjusted EBITDA) and adjusted earnings before interest, taxes, depreciation, amortization and rent (Adjusted EBITDAR), which are not financial performance measures determined in accordance with IFRS and must not be considered as an alternative to operating income, or an indication of operating performance, or as an alternative to operating cash flows, or as an indicator of liquidity. A non-financial performance measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not so be adjusted for in the most comparable IFRS measure. EBITDA, Adjusted EBITDA and Adjusted EBITDAR are recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We usually present EBITDA, Adjusted EBITDA and Adjusted EBITDAR because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, these measures are susceptible to varying calculations and not all companies calculate them in the same manner. As a result, EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDA, Adjusted EBITDA and Adjusted EBITDAR present limitations that impair their use as a measurement of performance, since they do not consider certain costs arising from our business that might significantly impact our results of operations and liquidity, such as financial expenses and depreciation. For a calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR and a reconciliation of each to net income, see “Summary Financial and Operating Data.”

Effect of Rounding

Certain amounts and percentages included in this prospectus, including in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been rounded for ease of presentation. Percentage figures included in this prospectus have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our and TRIP’s audited financial statements and in our unaudited interim condensed consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Market and Industry Data

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by ANAC, INFRAERO and SAC, among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by ICAO or IATA. We also make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of ASKs and RPKs recorded in the Brazilian civil aviation market). In addition, we include additional operating and financial information about TAM, Gol and LATAM, which is derived from the information released publicly by them, including disclosure filed with or furnished to the SEC and other information made available on their respective websites. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents can guarantee the accuracy of such information. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Fleet Data

As of June 30, 2014, our total fleet consisted of 141 aircraft, of which we owned or held 56 under finance leases or other financing and 85 under operating leases. The future obligations under operating leases are not recorded as debt on our balance sheet. Unless otherwise indicated, any reference to the number of aircraft that we own or operate includes aircraft leased under operating leases. Our fleet in service as of June 30, 2014 consisted of 79 Embraer E-Jets and 57 ATR aircraft, totaling 136 aircraft. The five aircraft not included in our fleet in service consisted of new aircraft delivered that had not yet been certified to enter service including our first Airbus A330 aircraft to be used for intertional service, and aircraft being prepared for sale.

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this prospectus into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts for the year ended December 31, 2013 and for the six months ended June 30, 2014 using a rate of R$2.2025 to US$1.00, the U.S. dollar selling rate as of June 30, 2014, published by the Central Bank on its electronic information system (Sistema de Informações do Banco Central—SISBACEN), using transaction code PTAX 800, option 5. See “Exchange Rates.”

PROSPECTUS SUMMARY

This summary highlights selected information about us and this global offering. It does not contain all of the information that may be important to you. Before investing in our preferred shares, including in the form of ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this global offering, including our financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We have been the fastest growing airline in Brazil in terms of ASKs since we commenced operations in December 2008 and currently have the largest airline network in the country in terms of cities served and daily departures, with service at June 30, 2014 to 100 destinations, 225 routes and 800 departures per day. We are in the process of expanding our operations with selected non-stop service to high-demand locations in the United States, which we expect to launch in December 2014. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets, with the result that we are the sole airline on 61.4% of our existing routes. For the six months ended June 30, 2014 we generated an Adjusted EBITDAR margin of 20.0%, the highest among South American publicly-held airlines according to results of operations furnished to the SEC, and had a 32.3% share of the Brazilian aviation market in terms of departures.

We were founded by entrepreneur David Neeleman and are the latest of his four airline ventures with sustained operational viability in three different countries, including JetBlue Airways. Backed by Mr. Neeleman and other key shareholders such as Weston Presidio, TPG Growth, Fidelity, Gávea Investimentos and Grupo Bozano, we are highly capitalized and have invested in a robust and scalable business model. We have a management team that combines local knowledge with diversified experience in and knowledge of best practices from the United States, the world’s largest and most competitive aviation market.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations and have consolidated its results of operations into our financial statements since November 30, 2012. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 64 cities as of June 30, 2014 and consolidate our position as the leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area and gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo. In addition, our financial performance has significantly improved since the acquisition, reflecting what we believe are the synergy gains of our combined networks.

We believe we have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe we can continue expanding our domestic network while simultaneously leveraging the strong connectivity we have created in Brazil to benefit from the addition of select international destinations in the United States.

Our flexible fleet enables us to serve smaller and larger markets by connecting them to our extensive network of destinations. Our domestic fleet of 140 aircraft, composed of 82 modern Embraer E-Jets, which seat up to 118 customers, and 58 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who exclusively fly larger aircraft within Brazil. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. Our current business plan contemplates the addition of next generation narrowbody and widebody aircraft, which we believe will allow us to further improve the efficiency of our existing fleet and serve additional destinations. We believe that our strategic fleet plan will allow us to maintain industry-leading trip costs and further reduce our CASK, both in absolute terms and relative to our competitors. With an average age of 3.6 years at December 31, 2013, our fleet is younger than that of our main competitors, Gol and TAM.

We believe we have built a strong brand by offering a high-quality travel experience, based on a culture of customer service provided by a team of crewmembers whom we train to be highly motivated. Among other awards we were named “Best Low Cost Carrier in Latin America” in 2014, 2013, 2012 and 2011 by Skytrax, an independent aviation research organization, and “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization. Our domestic service offering features individual entertainment screens incorporating free LiveTV at every seat on virtually all of our jets, extensive legroom with a pitch of 30 inches or more, two-by-two seating with no middle seats, complimentary beverage and snack services, and free bus service to key airports (including between the city of São Paulo and Campinas airport).

As of June 30, 2014, we were the market leader by frequency on 68.3% of our routes, as the only airline operating on 61.4% of our routes and the most frequent carrier on an additional 6.9% of our routes, according to IATA. This extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly smaller number of destinations. We believe that this leading network position has enabled us to achieve significantly higher PRASK than other domestic carriers in the five-year period ended December 31, 2013. For the six months ended June 30, 2014, we had an average load factor of 80% and generated a 41% PRASK premium relative to Gol, according to its publicly available results of operations furnished to the SEC for the six months ended June 30, 2014.

We believe that utilizing smaller aircraft with lower fuel consumption provides us with lower trip costs relative to those of our main competitors. Our modern E-Jets seat up to 118 customers, and our fuel-efficient ATR aircraft seat up to 70 customers, while the narrowbody aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet is 35.8% lower than that of larger Boeing 737-800 jets flown by Gol, our main competitor, according to its results of operations furnished to the SEC for the six months ended June 30, 2014. In addition, our end-of-period FTEs per operating aircraft as of June 30, 2014 was the lowest in Brazil, at 76 compared to 157 for LATAM and 123 for Gol as of June 30, 2014, according to their respective results of operations furnished to the SEC for the six months ended June 30, 2014. We believe that our leading revenue performance driven by superior load factors, combined with our efficient operations and competitive cost structure, enabled us to achieve an Adjusted EBITDAR margin of 22.9% in 2013 and 20.0% for the six months ended June 30, 2014. For a description of how we calculate Adjusted EBITDAR, see “—Summary Financial and Operating Data” below. In 2013, we generated total revenues of R$5.2 billion (US$2.4 billion) and a net income of R$20.7 million (US$9.4 million) and for the six months ended June 30, 2014 our revenues totaled R$ 2.8 billion (US$1.3 billion) with a net loss of R$ 38.1 million (US$ 17.3 million).

With more than 4.0 million members as of June 30, 2014, our loyalty program, TudoAzul, has been the fastest growing frequent flyer program among our two main competitors for the past 3 years according to information publicly available on the websites of Smiles and Multiplus. We believe our program has a more efficient cost structure as it rewards customers for the amount paid for flights as opposed to the number of miles flown, thereby seeking to create a stronger link between passenger revenue and loyalty rewards. We are expanding the scope of TudoAzul and will launch an Azul branded credit card by the end of September 2014 in partnership with Banco Itaucard S.A. and through commercial partnerships with companies from other industries where we believe our brand provides a competitive advantage. Our current TudoAzul partners include American Express, Banco do Brasil, Banco Itaú, Bradesco, Banco Santander, Caixa, HSBC, among numerous others. In addition, we believe that the introduction of international flights to our network will provide our TudoAzul members with a broader range of more compelling and attractive redemption options. To maximize the value creation potential of TudoAzul going forward, we have recently started to manage the program as a separate business unit. We estimate that, on a standalone basis, TudoAzul has pre-sold R$185 million in points during the last twelve months ended June 30, 2014. Given the number of exclusive destinations we operate, our network strength, and the projected growth of passenger air travel in Brazil, we believe that TudoAzul will help increase operating revenues for our primary passenger travel business.

Our hub-and-spoke network is an integral part of our model of stimulating demand since it allows us to consolidate traffic by serving larger and medium-sized markets (including every state capital in Brazil) as well as smaller cities that do not generate sufficient demand for point-to-point service. As of June 30, 2014, 56.3% of our passengers at Campinas airport were in transit to another destination and more than 50% of all of our customers at the same period were connecting to other destinations through our network. We believe our main competitors, who only fly larger aircraft, are unable to generate sufficient demand to serve most of our markets profitably. As a result of our differentiated business strategy, we were the sole airline in 36 of the destinations we serve and on 61.4% of our routes as of June 30, 2014.

Our main hubs are located in Campinas and Belo Horizonte, two of the largest metropolitan areas in the country. Campinas is one of the wealthiest cities in Brazil according to IBGE, located approximately 90 kilometers (56 miles) from the city of São Paulo and has a catchment area of approximately seven million people in a 100km radius, according to IBGE. We are the leading airline at Campinas, with a 95.0% share of the airport’s 161 daily departures as of June 30, 2014. As a result of heightened demand driven by our entry into Campinas, as of June 30, 2014, the Campinas airport served 51 destinations, the most non-stop domestic flights of any Brazilian airport. Our second largest hub is located at the main airport of Belo Horizonte, capital of the third wealthiest state in Brazil according to IBGE, where we currently serve 30 destinations and have a 49.5% share of the airport’s 141 daily departures as of June 30, 2014. In addition, we are the fastest growing airline at Guarulhos airport, the largest airport in Brazil located near São Paulo, representing 65.8% of the airport’s growth in terms of domestic departures for the 18 months ended June 30, 2014. As of June 30, 2014, we offered 45 daily flights to 17 destinations from Guarulhos airport. Other smaller hubs that contribute to the increased connectivity of our network include Porto Alegre, Curitiba, Cuiabá, and Manaus.

Brazil, which is geographically similar in size to the continental United States, is the third largest market for domestic passengers after the United States and China, and is expected to reach 122.4 million domestic passengers by 2017, an increase of 32 million passengers compared to 90 million in 2013, according to IATA. We believe Brazil continues to show significant growth potential as air travel is still significantly underpenetrated, with 0.5 average flight segments flown per person per year, compared to 2.1 in a mature market such as the United States in 2012.

The core of our strategy is to drive greater profitability by growing our network on a domestic and international basis, adding new destinations, further interconnecting our current destinations, and increasing frequency in existing markets. We believe this continued roll-out will stimulate further demand, reducing CASK and increasing margins through the economies of scale created by optimizing our resources and staff. We also intend to continue growing our ancillary revenue streams, which represented R$30.3 per passenger in the six months ended June 30, 2014, including cargo operations and travel packages, by leveraging our existing products and expanding our offerings.

Our Strengths

We believe we compete successfully by employing the following competitive business strengths:

Largest network in Brazil

We have the largest airline network in the country in terms of cities served and daily departures, with service to 100 destinations, 225 routes and 800 departures per day as of June 30, 2014. Our hub-and-spoke network allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of June 30, 2014, 56.3% of our passengers at Campinas airport were in transit to another destination and more than 50% of all of our customers at the same period were connecting to other destinations through our network. As a result of this differentiated business strategy, we were the sole airline in 36 of the destinations we serve and the leading player in 64 cities as of June 30, 2014. We were the sole carrier on 61.4% of our routes and most frequent carrier on an additional 6.9% as of June 30, 2014, giving us market leadership by frequency on 68.3% of our routes, according to IATA. We intend to continue identifying, entering and rapidly achieving leading market presence in new markets or underserved markets with high growth potential, where we believe we are well positioned to capture the expected increasing demand led by the economic growth in Brazil’s middle class.

We believe that the incentive package for the regional aviation industry announced by the Brazilian government in December 2012 will support the expansion of our domestic network. The program includes investments of up to R$7.3 billion in regional aviation infrastructure, with the goal of expanding the number of commercial airports in Brazil from 129 to 270. By comparison, the United States has nearly 400 primary airports, of which approximately one-third are considered hubs. The regional aviation program is expected to be approved by

Congress by October 2014 with implementation starting in early 2015. As part of the incentive program, the Brazilian government announced that it intends to provide subsidies and airport fee exemptions for regional flights departing from or arriving at small and mid-sized airports throughout the country. To qualify for these subsidies and airport fee exemptions, the carrier must have been operating for at least two years, thus restricting the benefits of the program to new entrants. In 2012 the Brazilian government also announced that as part of the incentive package, Congonhas, the São Paulo downtown airport, will be required to allocate more slots dedicated to regional aviation and, in relation thereto, has ordered, through SAC, a redistribution of these new slots in 2014. As part of this reallocation, we expect to receive up to 28 slots, which we expect will allow us to add new flights from the São Paulo city airport located at Congonhas to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our offering to São Paulo passengers.

We are confident that the airport infrastructure at our hubs will be sufficient to support our growth. Campinas airport was privatized in February 2012 with Aeroportos Brasil, a private consortium winning the bid to operate the Campinas airport. Following the privatization, Aeroportos Brasil announced a series of new investments for Campinas, including a new runway by 2017. In the near term, a R$1.4 billion investment program has been announced to provide a new passenger terminal with capacity to serve up to 14 million passengers per year, a new apron for 35 aircraft and 4,500 additional car parking spaces. Total investments at Campinas over the next 30 years are expected to amount to more than R$9.5 billion and, according to Aeroportos Brasil, Campinas airport is expected to reach 65 million passengers per year by 2033 as a result of these investments, representing an increase of approximately 55 million passengers per year from current traffic levels and expanded to become the largest airport in Latin America by 2030.

Our second largest hub, Confins airport in Belo Horizonte, where we are already the leading carrier with a 49.5% share of total departures serving 30 destinations as of June 30, 2014, was privatized in November 2013. According to the winning bid proposal, construction plans for Confins airport include a new passenger terminal, a new runway and 14 additional boarding bridges. In addition to Confins airport, the Brazilian government has announced that it plans to use part of the funds raised through airport privatizations to invest in airport infrastructure across the country.

We are the fastest growing airline at Guarulhos airport, our third largest hub and the largest airport in Brazil, representing 65.8% of the airport’s growth in terms of domestic departures for the 18 months ended June 30, 2014 according to IATA. As of June 30, 2014, we offered 45 daily flights to 17 destinations from Guarulhos airport. Other smaller hubs that contribute to the increased connectivity of our network include Porto Alegre, Curitiba, Cuiabá, and Manaus.

Operating the right-sized aircraft for our target market

Our fleet structure is based on us using the right-sized aircraft for the markets we serve. Our domestic fleet of ATR and E-Jets enables us to serve markets that our competitors, who only fly larger narrowbody aircraft, cannot serve profitably. In addition, we are in the process of adding next generation narrowbody and widebody aircraft to our fleet with lower seat and trip costs to serve high-density routes and select international destinations.

Our current fleet of aircraft allows us to have lower trip costs and, therefore, match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that our main competitors, who fly larger aircraft, cannot serve profitably. According to ANAC, in 2010 85% of the flights in Brazil carry fewer than 120 customers. Our modern Embraer E-Jets seat up to 118 customers, and our fuel-efficient ATR aircraft seat up to 70 customers, while the narrowbody aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet of R$19,508 as of June 30, 2014 is 35.8% lower than that of larger Boeing 737-800 jets flown by Gol, our main competitor, according to its results of operations furnished to the SEC for the six months ended June 30 2014. We can therefore offer non-stop, frequent service ranging from five to ten departures per day from Campinas to destinations such as Porto Alegre, Navegantes, Salvador, Goiânia, Ribeirão Preto, and São José do Rio Preto, routes that are not served by our two main competitors, Gol and TAM.

Our current fleet plan includes the addition of seven Airbus A330s for long-haul flights, of which one has been delivered as of June 30, 2014, while the remaining six will be delivered by January 2015, and five new generation Airbus A350s, to be delivered by 2018, which will allow us to serve select international destinations, starting with Fort Lauderdale and Orlando in December of 2014. We also expect to add next generation E-Jets, starting in 2020, to replace older generation aircraft and serve high-density markets. We believe that our fleet plan will allow us to maintain industry-leading trip costs and to reduce our CASK, both absolutely and relative to our competitors.

The table below shows our frequencies on certain non-stop routes as compared to our main competitors at December 31, 2013:

	At December 31, 2013
	Flights per Day
	Azul	Gol	TAM
Campinas – Rio de Janeiro	24	2	2
Campinas – Belo Horizonte	17	1	—
Campinas – Curitiba	12	1	—
Campinas – Porto Alegre	9	—	—
Belo Horizonte – Vitória	6	3	—
Campinas – Brasília	6	2	2
Belo Horizonte – Ipatinga	6	—	—
Campinas – Salvador	6	—	—
Campinas – Cuiabá	5	—	—
Campinas – Navegantes	5	—	—
Curitiba – Porto Alegre	5	3	3
Campinas – Ribeirão Preto	5	—	—
Recife – Natal	5	—	—

Source: ANAC

Industry-leading demand stimulation through frequent, affordable service in Brazil

Our proprietary yield management system is key to our strategy of optimizing yield through dynamic fare segmentation and stimulating demand, targeting not only business travelers but also cost-conscious leisure travelers, for whom we offer low fares to stimulate air travel and encourage advance purchases. This segmentation model enabled us to achieve a market-leading PRASK of 24.69 real cents in 2013. In addition, in the six months ended June 30, 2014, our PRASK totaled 25.80 real cents, compared to 18.29 real cents for our main competitor, Gol, according to its results of operations furnished to the SEC for six months ended June 30, 2014, representing a 41% premium.

As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, before we started operations, to December 2013:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)
Campinas — Rio de Janeiro
November 2008	6	—	564
December 2013	28	24	2,349
Campinas — Salvador
November 2008	—	—	155	(1)
December 2013	6	6	786
Campinas — Belo Horizonte
November 2008	5	—	503
December 2013	18	17	1,453
Belo Horizonte — Goiânia
November 2008	1	—	82
December 2013	4	3	385
Campinas — Porto Alegre
November 2008	—	—	241	(1)
December 2013	9	9	1103

Source: ANAC and internal data.

(1)	Itinerary available through connecting flight only.

We believe that the increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. As a result of our focus on an undeserved market, we were able to establish a successful platform that has significantly increased demand at Campinas airport over the last five years. In November 2008, before we began operations, the incumbent airlines serving Campinas airport offered just nine daily departures to eight destinations. As of June 30, 2014, Campinas airport offered 161 daily departures to 51 destinations, and we held a 95.0% share of these daily departures. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services in the country.

High-quality customer experience through product and service-focused culture

We believe we provide a high-quality, differentiated travel experience and have a strong culture focused on customer service. Our crewmembers are trained to be service-oriented, focusing on providing the customer with a travel experience that we believe is unique among Brazilian airlines.

We provide extensive training for our crewmembers that emphasizes the importance of both safety and customer service. In compliance with Brazilian and international standards, we provide training to our pilots, flight attendants, maintenance technicians and airport and call center agents. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis to maintain the quality of our crew and customer service. We currently operate four flight simulators at our integrated training center in Campinas, known as Universidade Azul (Azul University). We were recognized as one of the best companies to work for in Brazil in 2012 by Exame/Você S/A, a Brazilian business magazine, and the first airline to receive this award.

Our service offering features assigned seating, individual entertainment screens with free LiveTV at every seat in virtually all our jets, extensive legroom with a pitch of 30 inches or more, two-by-two seating with no middle seats, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Campinas airport) and a fleet younger than those of our main competitors, Gol and TAM.

We focus on meeting our customer needs and have posted one of the best on-time performance records among Brazil’s largest carriers for the last five years, at 91.4% for 2013, 90.7% for 2012, 90.2% for 2011, 93.2% for 2010 and 91.9% for 2009, according to INFRAERO. We achieved this on-time performance record even during the acquisition and integration of TRIP’s routes and personnel and despite significantly increasing our network. We were recognized as the airline with best on-time performance in Latin America by FlightStats in 2012. In addition, our completion rate has been consistently high, totaling 98.7% in 2013, 99.2% in 2012 and 99.3% in 2011.

Most efficient cost structure in the Brazilian airline market

Before launching our operations, we created a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, and electronic check-in kiosks at our main destination airports. At the same time, we have fully integrated TRIP into our operations and existing processes in less than two years following the announcement of the acquisition. We believe our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to roll-out our growth strategy. We have also leveraged our management’s experience by implementing a disciplined, low-cost operating model. As a result, when compared to Gol, our main competitor, as of June 30, 2014, our average trip cost of R$19,508 was 35.8% lower than Gol’s average trip cost of R$30,382 and our end-of-period FTEs per operating aircraft of 76 was significantly lower than theirs of 123 according to Gol’s results of operations furnished to the SEC for the six months ended June 30, 2014. We achieved an Adjusted EBITDAR margin in 2013 of 22.9% and of 20.0% for the six months ended June 30, 2014. For a description of how we calculate Adjusted EBITDAR and its reconciliation to income (loss) for the year or semester, see “—Summary Financial and Operating Data” below.

We achieved these low operating costs on our domestic flights primarily through:

•	Single class aircraft configuration;

•	Low sales, distribution and marketing costs through direct-to-consumer marketing, high utilization of web-based sales and social networking tools;

•	Operating a modern fleet with only two aircraft types, with better fuel efficiency and lower maintenance costs than larger aircraft;

•	Innovative and beneficial financial arrangements for our aircraft, as a result of being one of the largest customers for Embraer and ATR aircraft; and

•	Creating a company-wide business culture focused on driving down costs.

Well-recognized brand

We have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition for our high quality service. As a result of our strong focus on customer service, as of June 30, 2014, our customer surveys indicate 91% of our customers would recommend or strongly recommend Azul to a friend or relative. The strength of our brand has been recognized in a number of recent awards:

•	Named “Best Low Cost Carrier In Latin America” in 2014, 2013, 2012 and 2011 by Skytrax, an aviation research organization;

•	Named “Best Low Cost Carrier In The World” in 2012 by CAPA, an independent aviation research organization;

•	Elected “Best Brazilian Airline” in both 2012 and 2011 by the readers of Viagem e Turismo, a Brazilian travel magazine;

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source; and

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine.

Experienced management team

We benefit from our highly knowledgeable, experienced and complementary management team. Our senior management, which has senior airline experience in both Brazil and the United States, includes:

•	Our Chairman and Chief Executive Officer David Neeleman, who has founded four airlines in three different countries, including JetBlue Airways;

•	The President of Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas, Antonoaldo Neves, who was appointed on January 27, 2014 and served as a Partner at McKinsey & Company for more than ten years, during which time he led our integration process with TRIP.

•	Azul Linhas’ Chief Operating Officer, Flávio Costa, who has been part of the Azul founding team since inception and has more than 40 years of experience in the airline industry serving as Director of Technical and Operations at Pluna S.A., OceanAir and Director of Technical at Varig;

•	Our Chief Financial Officer and Investor Relations Officer, John Rodgerson, who served as Director of Planning and Financial Analysis at JetBlue Airways for five years. He was responsible for implementing our financial strategy and cost structure since inception; and

•	Our Chief Revenue Officer, Abhi Shah, has more than 14 years of experience in the aviation industry and has held executive positions at JetBlue and Boeing. He was responsible for developing our yield management, network planning and revenue structure.

Most of our senior management team has worked together for some time and has been with Azul since our launch, and all non-Brazilian individuals on the team are residents of São Paulo with permanent work visas. The executives who joined Azul’s management from TRIP have extensive experience in the Brazilian transportation industry and will bring further local knowledge to the team. In addition to Mr. Neeleman, all of our statutory officers are also shareholders in Azul, and all are motivated by participation in our stock option and restricted stock plans, which we believe aligns shareholders’ and management’s interests. Our management has concentrated on establishing a successful working environment and employee culture. The experience and commitment of our senior management team has been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.

Our Strategy

Our goal is to grow profitably and increase shareholder value by offering frequent and affordable service to our customers. We intend to implement the following strategic initiatives to achieve this objective:

Continue to grow our network by adding new connections and destinations and increasing frequency in existing markets

•	We intend to leverage our existing strong financial position to continue our sustainable and profitable growth by adding new destinations, further connecting the cities that we already serve, increasing frequency in existing markets, and using larger aircraft in markets with increasing demand.

•	We intend to apply our disciplined approach of selecting routes and goal of achieving superiority in new and underserved markets, with a continued focus on Brazilian cities where we believe is the greatest opportunity for profitable growth and on select international destinations with high growth potential. We are resuming flights to destinations that were abandoned by Brazil’s incumbent airlines when they began operating larger aircraft, and we continue to reduce average trip time for our customers. As a result, the number of domestic routes served in Brazil increased by 28.6% from November 2008, before we started operations, to December 2013 according to ANAC. In addition, we believe the infrastructure development package for the regional aviation industry announced by the Brazilian government in December 2012, with expected implementation in early 2015, should favor our entry into new markets that otherwise might not be profitable over the near term.

•	We intend to “connect the dots” by adding new non-stop routes between existing destinations where we believe there is further sustainable growth potential. For example, in 2013 we added a Dourados—Campinas route, in response to demand for connections between our Campinas—Cuiabá and Cuiabá—Dourados routes. We believe that by applying this strategy to major smaller hubs we can increase revenues and generate economies of scale by leveraging the infrastructure and staff at our existing destinations.

•	On existing routes that we already serve but that we believe present additional demand, we intend to increase the number of daily frequencies to achieve or further increase schedule superiority over our competitors, without decreasing our load factors. For example, we increased daily departures on the Campinas—Rio de Janeiro route from 6 to 24 between March 2009 and December 2013, and daily departures on the Campinas—Belo Horizonte route from 8 to 17 between September 2012 and December 2013. By providing this additional convenience for our customers, we aim to continue stimulating demand for our products and services.

•

We believe we are uniquely suited to stimulate additional demand for travel to key international destinations, namely Florida and New York, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We currently serve at least 49 more cities than our competitors in Brazil and offer direct flights to 51 destinations out of our main hub in Campinas, whereas our main competitors only offer 28 direct flights from their main hubs. As we have in the domestic market, we intend to leverage our position as the largest airline in Campinas and our strong and loyal customer base by offering international flights to local as well as connecting passengers throughout the country. According to the U.S. Department of Commerce, passenger traffic from Brazil to Florida was approximately 1.2 million passengers in 2013, with Brazil ranking first in terms of inbound passengers to Florida. To prepare for an expanded international travel offering, we have made strategic fleet purchases to continue our strategy of utilizing the right-sized aircraft for our target markets, including planned non-stop service from our hub at Campinas to Fort Lauderdale and Orlando by the end of 2014 and New York (JFK) by mid-2015.

We intend to expand our business through route expansion and other business opportunities.

As part of our ongoing business development, we intend to expand our business activities through additional products and services. To serve select destinations in the United States, we are in the process of adding seven Airbus A330s to our fleet, one of which has been delivered as of June 30, 2014, while the remaining six will be delivered by January 2015, and five new generation Airbus A350s, to be delivered by 2018. We have also signed a letter of intent with Embraer in June of 2014 for the acquisition of 30 firm E-195 E2 jets and 20 options with deliveries starting in 2020. We may consider acquisitions of additional assets, including new or different types of aircraft, flight simulators, technical equipment, hangars, fuel storage facilities, warehouses and other real estate properties. This aspect of our strategy is based, in part, on our view of the Brazilian market relating to the expected increase in Brazil focused air traffic and commerce, including expected growth of business-to-business commerce, logistics planning and the growing trend in e-commerce activities in Brazil. Any such expansion of our business will be based on the development of new pricing models and other policies as well as our assessment of the relative revenue and costs associated with any such activity, including the need for additional assets, personnel, training facilities, landing rights and insurance. There can be no assurances that we will in fact undertake any of the foregoing business expansions or acquisitions or if we do so what the relevant time frame will be for these activities given regulatory filings and approvals, financing issues and other matters to be addressed.

Leverage our strong brand and continue to deliver a high-quality travel experience

We intend to maintain a disciplined focus on our business model in our existing markets, further strengthening our financial position and reinforcing our brand strength. We have already demonstrated our ability to stimulate growth in new and existing markets, and have achieved an Adjusted EBITDAR margin of 22.9% in 2013 and of 22.0% for the six months ended June 30, 2014. We aim to remain the airline of choice in our existing markets through rigorous focus on our model of offering convenient frequent, high-quality customer service and efficient operations. We believe the strength of our brand affords revenue growth by increasing our ability to segment our customer base and provide client-tailored services, leading to higher satisfaction and loyalty.

Increase our ancillary revenue streams

We intend to continue to grow our ancillary revenue business, by both leveraging our existing products and introducing new ones. We will focus on deriving further value from our existing ancillary revenue streams, which represented R$30.3 per passenger as of June 30, 2014 and included cargo services, passenger-related fees, upgrades to seats with extra legroom (Espaço Azul), sales of advertising space in our various customer-facing formats, commissions on travel insurance sales, and revenues from airport parking at Campinas. We also plan to expand our cargo business, building on our extensive route network and taking advantage of the fact that Campinas is the second largest cargo airport in Brazil by freight volume. In addition, we intend to leverage our customer base to increase non-ticket revenues by broadening our product and service offerings and plan to increase revenues from Azul Viagens, our travel packages initiative, through which we generate commissions from hotel reservations and car rentals bundled with flight sales.

To maximize the potential value creation of our TudoAzul program, we have taken the strategic decision to begin managing it as a separate, standalone business. Our program has more than 4.0 million members as of June 30, 2014, and has been the fastest growing among our two main competitors for the past three years according to information publicly available on the websites of Smiles and Multiplus. We believe our program has a more efficient cost structure as it rewards customers for the amount paid for flights as opposed to the number of miles flown, thereby seeking to create a stronger link between passenger revenue and loyalty rewards. We estimate that, on a standalone basis, TudoAzul has pre-sold R$185 million in points during the twelve months ended June 30, 2014. Accordingly, we plan to increase the relevance and reach of the program with the launch of an Azul branded credit card in 2014 in partnership with Banco Itaucard S.A. and through commercial partnerships with companies from other industries. Furthermore, as we add international destinations to our current network, we expect that the relevance and attractiveness of the program will increase significantly.

Improve operating efficiency

Azul’s R$400 million start-up capital enabled us to invest up-front in our scalable operating platform and efficient young fleet and rapidly achieve market-leading Adjusted EBITDAR. Our decision to purchase Brazilian-made Embraer aircraft enabled us to access competitive local aircraft financing from BNDES, Brazil’s national development bank (at current rates below Brazil’s Interbank Deposit Certificate, or CDI, overnight deposit rate). We financed 73.3% of our finance-leased and debt-financed jets in reais as of June 30, 2014, whereas our two main competitors, who finance their aircraft in currencies other than Brazilian reais, have 100% of their aircraft ownership costs exposed to currency risk, according to their quarterly results of operations furnished to the SEC for the six months ended June 30, 2014. We believe we will be able to further reduce our unit operating costs and improve efficiency by, among other things, spreading our low fixed-cost infrastructure over a larger-scale operation, using technology to create further operating efficiencies, leveraging our labor productivity, and continuing our cost-effective fuel hedging strategy. In this regard, we have developed a customized hedging product with Petrobras Distribuidora, which enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a hedge that is tailored more specifically to our needs rather than West Texas Intermediate, or WTI, or heating oil futures, which are not perfectly correlated to jet fuel. This hedging contract also allows us to lock in the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to real/U.S. dollar exchange rates.

Private Placement

On December 23, 2013, we issued 2,400,388 Class B preferred shares on behalf of Fidelity, Peterson Partners Group and Grupo Bozano in a private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended, or the Securities Act. We raised R$240 million in this issuance. These Class B preferred shares were converted into [•] Class A preferred shares on [•], 2014. As a result, all of our outstanding Class B preferred shares were converted into Class A preferred shares and our Class A preferred shares were simultaneously renamed to “preferred shares”. We also issued Warrants to the Private Placement Investors, pursuant to which the Private Placement Investors may be entitled to receive, on the date of the pricing of this global offering, a number of preferred shares in the event the midpoint of the indicative price range of this global offering is higher than the actual offering price (see “Principal and Selling Shareholders – Private Placement”). Assuming an offering price of R$[•] per preferred share, which is the midpoint of the indicative price range in this global offering, we would not be required to issue any additional preferred shares to the Private Placement Investors. See “Principal and Selling Shareholders–Private Placement.” We continue to seek additional capital to support our growth from various sources, including private investors.

Corporate Information

We are incorporated as a Brazilian sociedade por ações. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. The telephone number of our investor relations office is +55 (11) 4831-2880 and our website address is www.voeazul.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables summarize our financial and operating data for each of the periods indicated. You should read this information in conjunction with our financial statements and related notes, and the information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

This summary financial data as of and for the years ended December 31, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS.

The summary financial data as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IAS 34 issued by IASB, and which in the opinion of our management include all adjustments considered necessary to present fairly the results of our operations and financial position for the periods and dates presented. The results of operations for our interim period are not necessarily indicative of the results for the full year or any other interim period.

Statements of Operations Data

	For the Years Ended December 31,
	2013	2013	2012	2011
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	2,119,202	4,667,542	2,454,651	1,558,256
Other revenue	257,259	566,613	262,704	162,971

Total revenue	2,376,461	5,234,155	2,717,355	1,721,227
Operating expenses
Aircraft fuel	(807,855)	(1,779,300)	(1,073,261)	(684,442)
Salaries, wages and benefits	(364,736)	(803,331)	(510,435)	(345,511)
Aircraft and other rent	(241,770)	(532,498)	(229,393)	(109,069)
Landing fees	(129,720)	(285,709)	(156,468)	(78,016)
Traffic and customer servicing	(93,738)	(206,459)	(130,076)	(96,054)
Sales and marketing	(94,329)	(207,759)	(131,708)	(93,498)
Maintenance, materials and repairs	(150,613)	(331,725)	(126,817)	(60,915)
Depreciation and amortization	(90,836)	(200,067)	(106,013)	(87,541)
Other operating expenses	(190,268)	(419,065)	(244,543)	(141,085)

	(2,163,865)	(4,765,913)	(2,708,714)	(1,696,131)
Operating income	212,596	468,242	8,641	25,096
Financial result
Financial income	28,010	61,692	9,715	13,360
Financial expenses	(143,683)	(316,462)	(162,675)	(114,373)
Derivative financial instruments, net	(5,461)	(12,027)	10,009	3,402
Foreign currency exchange, net	(47,792)	(105,262)	(37,659)	(32,936)

Net income (loss) before income tax and social contribution	43,670	96,183	(171,969)	(105,451)
Income tax and social contribution	(36,975)	(81,437)	—	—
Deferred income tax and social contribution	2,708	5,965	1,127	—

Income/(loss) for the year	9,403	20,711	(170,842)	(105,451)

Basic and diluted income/(loss) for the year per common share R$/US$(2)	0.00	0.01	(0.03)	(0.02)
Basic and diluted income/(loss) for the year per preferred share R$/US$	0.10 (3)	0.23 (3)	(2.53)	(1.61)
Other financial data (unaudited):
EBITDA(4)	250,179	551,020	87,004	83,103
Adjusted EBITDA(5)	303,432	668,309	114,654	112,637
Adjusted EBITDAR(6)	545,202	1,200,807	344,047	221,706
Adjusted EBITDAR Margin (%)(7)	22.9%	22.9%	12.7%	12.9%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share.
(3)	Represents the basic and diluted income for the year per Class A preferred share.
(4)	We calculate EBITDA as net income plus net financial income (expense), income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidy, or the basis for dividend distribution. Other companies may calculate EBITIDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability.
(5)	Adjusted EBITDA is equal to EBITDA adjusted to exclude the non-cash expenses related to foreign currency exchange rate variations and derivative financial instruments. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently tha us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDA does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability.
(6)	Ajusted EBITDAR is equal Adjusted EBITDA adjusted to exclude the non-cash expenses related to aircraft and other rent expenses. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDAR differently tha us. Adjusted EBITDAR serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDAR does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability
(7)	Represents Adjusted EBITDAR divided by total operating revenue.

	For the Six Months Ended June 30, Unaudited
	2014	2014	2013
	(U.S.$)(1)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	1,116,719	2,459,573	2,185,467
Other revenue	142,744	314,394	256,796

Total revenue	1,259,463	2,773,967	2,442,263
Operating expenses
Aircraft fuel	(430,143)	(947,390)	(838,848)
Salaries, wages and benefits	(227,226)	(500,465)	(372,657)
Aircraft and other rent	(145,636)	(320,763)	(237,591)
Landing fees	(69,263)	(152,552)	(133,222)
Traffic and customer servicing	(50,617)	(111,483)	(98,558)
Sales and marketing	(52,855)	(116,414)	(99,095)
Maintenance, materials and repairs	(80,263)	(176,780)	(173,369)
Depreciation and amortization	(46,207)	(101,770)	(95,999)
Other operating expenses	(97,422)	(214,573)	(200,772)

	(1,199,632)	(2,642,190)	(2,250,111)
Operating income	59,831	131,777	192,152
Financial result
Financial income	8,244	18,157	6,570
Financial expenses	(94,707)	(208,593)	(207,060)
Derivative financial instruments, net	(9,983)	(21,988)	(6,264)
Foreign currency exchange, net	17,991	39,625	(62,674)

Loss before income tax and social contribution	(18,625)	(41,022)	(77,276)
Income tax and social contribution	—	—	(39,837)
Deferred income tax and social contribution	1,342	2,955	2,991

Loss for the period	(17,284)	(38,067)	(114,122)

Basic loss per common share	(0.00)	(0.01)	(0.01)
Diluted loss per common share	(0.00)	(0.01)	(0.01)
Basic loss per preferred share(2)	(0.19)	(0.41)	(1.27)
Diluted loss per preferred share(2)	(0.19)	(0.41)	(1.27)
Other financial data (unaudited):
EBITDA(3)	114,045	251,184	219,213
Adjusted EBITDA(4)	106,037	233,547	288,151
Adjusted EBITDAR(5)	251,673	554,310	525,742
Adjusted EBITDAR Margin (%)(6)	20.0%	20.0%	21.5%

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share.
(3)	We calculate EBITDA as net income (loss) plus net financial income (expense), income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidy, or the basis for dividend distribution. Other companies may calculate EBITIDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability.
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude the non-cash expenses related to foreign currency exchange rate variations and derivative financial instruments. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDA does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability.
(5)	Ajusted EBITDAR is equal Adjusted EBITDA adjusted to exclude the non-cash expenses related to aircraft and other rent expenses. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDAR does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability
(6)	Represents Adjusted EBITDAR divided by total operating revenue.

The following tables present the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income/(loss) for the periods indicated below:

	For the Years Ended December 31,
	2013	2013	2012	2011
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Income/(loss) for the year	9,403	20,711	(170,842)	(105,451)
Plus (minus):
Financial expenses	143,683	316,462	162,675	114,373
Financial income	(28,010)	(61,692)	(9,715)	(13,360)
Current income tax and social contribution	36,975	81,437	—	—
Deferred income tax and social contribution	(2,708)	(5,965)	(1,127)	—
Depreciation and amortization	90,836	200,067	106,013	87,541

EBITDA(4)	250,179	551,020	87,004	83,103
Foreign currency exchange, net (2)	47,792	105,262	37,659	32,936
Derivative financial instruments(3)	5,461	12,027	(10,009)	(3,402)

Adjusted EBITDA(4) (5)	303,432	668,309	114,654	112,637
Aircraft and other rent	241,770	532,498	229,393	109,069

Adjusted EBITDAR(6)	545,202	1,200,807	344,047	221,706

Adjusted EBITDAR Margin(7)(%)	22.9%	22.9%	12.7%	12.9%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents the foreign exchange remeasurement on U.S. dollar denominated assets and liabilities.
(3)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(4)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.
(5)	Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to U.S. dollars denominated assets and liabilities; and (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real. We believe that such adjustments are useful as they mitigate the impact of foreign currency exchange fluctuations, which are not reflective of our actual operating results.
(6)	Adjusted EBITDAR, as calculated by us, may not be comparable to Adjusted EBITDAR as used by other companies. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS. It does not represent cash flow for the corresponding periods, and should not be considered as an alternative to net income or as a measure of operating performance, cash flow or liquidity, nor should it be considered for the calculation of dividend distribution.
(7)	Represents Adjusted EBITDAR divided by total operating revenue.

	For the Six Months Ended June 30,
	2014	2014	2013
	(US$)(1)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Loss for the period	(17,283)	(38,067)	(114,122)
Plus (minus):
Financial expenses	94,707	208,593	207,060
Financial income	(8,244)	(18,157)	(6,570)
Current income tax and social contribution	—	—	39,837
Deferred income tax and social contribution	(1,342)	(2,955)	(2,991)
Depreciation and amortization	46,207	101,770	95,999

EBITDA(4)	114,045	251,184	219,213
Foreign currency exchange, net(2)	(17,991)	(39,625)	62,674
Derivative financial instruments(3)	9,983	21,988	6,264

Adjusted EBITDA(4)	106,037	233,547	288,151
Aircraft and other rent (5)	145,636	320,763	237,591

Adjusted EBITDAR(6)	251,673	554,310	525,742

Adjusted EBITDAR Margin(7)(%)	20.0%	20.0%	21.5%

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents the foreign exchange remeasurement on U.S. dollar denominated assets and liabilities.
(3)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(4)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.

(5)	Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to U.S. dollars denominated assets and liabilities; and (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real. We believe that such adjustments are useful as they mitigate the impact of foreign currency exchange fluctuations, which are not reflective of our actual operating results.
(6)	Adjusted EBITDAR, as calculated by us, may not be comparable to Adjusted EBITDAR as used by other companies. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS. It does not represent cash flow for the corresponding periods, and should not be considered as an alternative to net income or as a measure of operating performance, cash flow or liquidity, nor should it be considered for the calculation of dividend distribution.
(7)	Represents Adjusted EBITDAR divided by total operating revenue.

Balance Sheet Data

The following table presents key line items from our historical balance sheet data:

	As of December 31,
	2013	2013	2012	2011
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	248,029	546,283	271,116	131,664
Total assets	2,548,370	5,612,784	4,751,785	1,964,003
Loans and financing	1,377,841	3,034,695	2,989,175	1,439,581
Equity	216,260	476,313	351,031	58,382
Total liabilities and equity	2,548,370	5,612,784	4,751,785	1,964,003

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of June 30,
	Unaudited
	2014	2014	2013
	(U.S.$) (1)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	110,300	242,936	256,508
Total assets	2,591,059	5,706,808	5,089,903
Loans and financing	1,432,834	3,155,816	3,236,319
Equity	199,954	440,398	242,070
Total liabilities and equity	2,591,059	5,706,808	5,089,903

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Data

	As of and For the Years Ended December 31,
	Unaudited
	2013			2013		2012		2011
Operating Statistics (unaudited):
Operating aircraft at end of period		133			133		118		49
Total aircraft at end of period		137			137		127		49
Airports served at end of period		103			103		100		42
Average daily aircraft utilization (hours)		10.4			10.4		11.5		12.9
Average daily E-Jet utilization (hours)		11.5			11.5		12.3		13.5
Average daily ATR utilization (hours)		8.6			8.6		8.4		8.9
Stage length		725			725		778		859
Number of departures		275,976			275,976		143,363		92,343
Block hours		414,660			414,660		220,184		150,543
Passenger flight segments		19,808,882			19,808,882		11,718,784		8,161,458
Revenue passenger kilometers (RPKs) (million)		14,959			14,959		9,062		6,973
Available seat kilometers (ASKs) (millions)		18,906			18,906		11,495		8,598
Load Factor (%)		79.1%			79.1%		78.83%		81.10%
Passenger revenues (in thousands)	US$	2,119,202	(1)	R$	4,667,452	R$	2,454,651	R$	1,558,256
Passenger revenue per ASK (cents) (PRASK)	US$	11.21	(1)	R$	24.69	R$	21.35	R$	18.12
Operating revenue per ASK (cents) (RASK)	US$	12.57	(1)	R$	27.69	R$	23.64	R$	20.02
Yield per ASK (cents)	US$	14.17	(1)	R$	31.22	R$	27.09	R$	22.35
Trip cost	US$	7,841	(1)	R$	17,269	R$	18,894	R$	18,368
End-of-period FTEs per operating aircraft		74			74		76		88
CASK (cents)	US$	11.45	(1)	R$	25.21	R$	23.56	R$	19.73
CASK (ex-fuel) (cents)(2)	US$	7.17	(1)	R$	15.80	R$	14.23	R$	11.77
Fuel liters consumed (thousands)		749,861			749,861		469,458		337,437
Average fuel cost per liter	US$	1.08	(1)	R$	2.37	R$	2.29	R$	2.03

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

	As of and For the Six Months Ended June 30,
	Unaudited
	2014			2014		2013
Operating Statistics (unaudited):
Operating aircraft at end of period		136			136		120
Total aircraft at end of period		141			141		134
Airports served at end of period		100			100		102
Average daily aircraft utilization (hours)		9.6			9.6		10.4
Average daily E-Jet utilization (hours)		10.9			10.9		11.6
Average daily ATR utilization (hours)		7.7			7.7		8.8
Stage length		729			729		720
Number of departures		135,503			135,503		135,199
Block hours		206,791			206,791		201,267
Passenger flight segments		10,368,207			10,368,207		9,655,079
Revenue passenger kilometers (RPKs) (million)		7,622			7,622		7,126
Available seat kilometers (ASKs) (millions)		9,534			9,534		9,052
Load Factor (%)		80.0%			80.0%		78.7%
Passenger revenues (in thousands)	US$	1,116,719	(1)	R$	2,459,573	R$	2,185,467
Passenger revenue per ASK (cents) (PRASK)	US$	11.7	(1)	R$	25.8	R$	24.1
Operating revenue per ASK (cents) (RASK)	US$	13.2	(1)	R$	29.1	R$	27
Yield per ASK (cents)	US$	14.65	(1)	R$	32.27	R$	30.68
Trip cost	US$	8,857	(1)	R$	19,508	R$	16,643
End-of-period FTEs per operating aircraft		76			76		76
CASK (cents)	US$	12.58	(1)	R$	27.71	R$	24.86
CASK (ex-fuel) (cents)(2)	US$	8.07	(1)	R$	17.78	R$	15.59
Fuel liters consumed (thousands)		378,852			378,852		362,769
Average fuel cost per liter	US$	1.10	(1)	R$	2.44	R$	2.31

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

THE OFFERING

Issuer	Azul S.A.

The global offering	[•] preferred shares, to be offered in an international offering and a Brazilian offering. The number of preferred shares offered in the international offering and the Brazilian offering is subject to reallocation between the offerings. The closings of the international offering and the Brazilian offering are conditioned upon each other.

International offering	We are offering [•] preferred shares, in the form of ADSs, through the international underwriters in the United States and elsewhere outside Brazil.

The international underwriters also will act as placement agents on behalf of the Brazilian underwriters with respect to the sale of preferred shares to investors located outside Brazil who are authorized to invest in Brazilian securities according to the rules of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and the CVM.

Brazilian offering	Concurrently with the international offering, we are offering [•] preferred shares through the Brazilian underwriters to investors in Brazil in a public offering authorized by the CVM. The Brazilian offering will be made by means of a separate prospectus in Portuguese.

Selling shareholders	David Neeleman, Saleb II Founder 1 LLC, Saleb II Founder 2 LLC, Saleb II Founder 3 LLC, Saleb II Founder 4 LLC, Saleb II Founder 5 LLC, Saleb II Founder 6 LLC, Saleb II Founder 7 LLC, Saleb II Founder 8 LLC, Saleb II Founder 9 LLC, Saleb II Founder 10 LLC, Saleb II Founder 11 LLC, Saleb II Founder 12 LLC, Saleb II Founder 13 LLC, Saleb II Founder 14 LLC, Saleb II Founder 15 LLC, Saleb II Founder 16 LLC, Star Sabia LLC, WP-New Air LLC, Azul HoldCo, LLC, Maracatu LLC, GIF II Fundo de Investimento em Participações, GIF Mercury LLC, ZDBR LLC, Kadon Empreendimentos S.A., Bozano Holdings Ltd., JJL Brazil LLC, Morris Azul, LLC, Miguel Dau, João Carlos Fernandes, Gianfranco Beting, Regis da Silva Brito, Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda. and Cia Bozano are granting options to the international and Brazilian underwriters to purchase at the initial public offering price less the underwriting discount a total of up to [•] additional preferred shares including in the form of ADSs to cover over-allotments, if any. For more information, see “Principal and Selling Shareholders.”

International underwriters	Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc., Banco do Brasil Securities LLC, Raymond James & Associates, Inc., Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States) and Deutsche Bank Securities Inc., as international underwriters for whom Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC will act as representatives, or the Representatives.

Brazilian underwriters	Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A., BB-Banco de Investimento S.A, Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda. and Deutsche Bank S.A. – Banco Alemão.

Shares outstanding before this global offering

464,482,529 common shares and 89,634,374 preferred shares, including [•] preferred shares resulting from the conversion of the Class B preferred shares into Class A preferred shares and the simultaneous renaming of the Class A preferred shares as “preferred shares” on [•], 2014, such that our capital is now composed of one single class of preferred shares, the class of preferred shares offered hereby (see “Principal and Selling Shareholders—Private Placement”) and excluding any preferred shares resulting from the potential exercise of the Warrants (see “Principal and Selling Shareholders—Private Placement”).

Each common share is convertible into preferred shares at the ratio of 75.0 common shares for 1.0 preferred share. After applying this conversion ratio, solely for the purposes of calculating each shareholder’s economic interest in our capital, we would have [•] preferred shares outstanding prior to this global offering on a fully-converted basis. This conversion, however, is purely theoretical because, under Brazilian corporate law, the total number of shares with no or with limited voting rights may not exceed 50% of the total number of outstanding shares issued by a corporation.

Warrants	We have issued Warrants to the Private Placement Investors that entitle them to receive a number of preferred shares calculated pursuant to a formula designed to offset any potential difference between the actual offering price and the midpoint of the indicative price range of this global offering used as the basis for the conversion of Class B preferred shares into Class A preferred shares (see “Principal and Selling Shareholders—Private Placement”). Assuming an offering price equal to or higher than R$[•] per preferred share, which is the midpoint of the indicative price range in this global offering, we would not be required to issue any additional preferred shares as a result of the exercise of Warrants. Assuming that the final offering price is lower than R$[•], which is the offering price that would allow Private Placement Investors to receive the maximum number of new preferred shares as a result of the exercise of Warrants, the total number of preferred shares to be issued to the Private Placement Investors would be [•].

Shares outstanding after this global offering	[•] common shares and [•] preferred shares. After applying the 75:1 conversion ratio, solely for the purposes of calculating each shareholder’s economic interest in our capital, we would have [•] preferred shares outstanding after this global offering on a theoretical fully-converted basis, as described in “—Shares outstanding before this global offering” above.

Preferred shares being offered	Preferred shares without voting rights, except for the voting rights mentioned in “Description of Capital Stock—Voting rights” for as long as our company is listed on the Level 2 segment of BM&FBOVESPA. Holders of our preferred shares benefit from certain tag-along rights, the right to receive 75 times the dividends paid on our common shares and liquidation preferences, all as described in “Description of Capital Stock.”

ADSs	Each ADS represents one preferred share and may be represented by American depositary receipts, or ADRs. The ADSs will be issued under a deposit agreement entered into among us, Deutsche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement.

Options to purchase additional ADS and preferred shares	The Selling Shareholders will grant the international underwriters an option, exercisable by the Representatives, on behalf of the international underwriters, upon prior written notice to the other international underwriters, us and the Selling Shareholders, for 30 days from and including the first day of trading of our preferred shares on BM&FBOVESPA, to purchase up to [•] additional preferred shares, in the form of ADSs (less any preferred shares sold to the Brazilian underwriters under their option referred to below), at the initial public offering price less the underwriting discount, solely to cover over-allotments, if any, provided that the decision to allocate the additional preferred shares (including in the form of ADSs) is made jointly by the Brazilian and international underwriters at the time the price per preferred share and ADS is determined. See “Underwriting—Option.” If any additional ADSs are purchased using this option, the international underwriters will offer them on the same terms as the ADSs being offered in the international offering.

The Selling Shareholders will grant the Brazilian underwriters an option, exercisable by Banco Itaú BBA S.A., on behalf of the Brazilian underwriters upon prior written notice to the other Brazilian underwriters, us and the Selling Shareholders, for 30 days from and including the first day of trading of our preferred shares on BM&FBOVESPA, to purchase up to [•] additional preferred shares (less any preferred shares in the form of ADSs sold to the international underwriters under their option referred to above), at the international offering price less the underwriting discount, solely to cover over-allotments, if any, provided that the decision to allocate the additional preferred shares (including in the form of ADSs) is made jointly by the Brazilian and international underwriters at the time the price per preferred share and ADS is determined. See “Underwriting—Option.”

Offering price	We expect the offering price will be between R$[•] and R$[•] per preferred share and between US$ [•] and US$ [•] per ADS, calculated at the exchange rate of R$[•] per US$ at [•], 2014.

Use of proceeds	We estimate that the net proceeds that we will receive from this global offering will be R$[•] million, calculated at an offering price of R$[•] per preferred share, the midpoint of the indicative price range in this global offering. We intend to use these net proceeds to (i) invest in aircraft to grow our fleet, (ii) fund the capital expenditures needed to increase the number of destinations in our network, (iii) pay down debt of approximately R$[•] million and (iv) for general corporate purposes. For further information, see “Use of Proceeds.”

We will not receive any proceeds from the sale of preferred shares, including in the form of ADSs by the Selling Shareholders. We will receive a nominal amount in connection with the issuance of new preferred shares to the Private Placement Investors as a result of the exercise of Warrants. These Warrants will be exercisable only if the final offering price is lower than the midpoint of the indicate price range in this global offering.

Listing	We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “[•]” and to list our preferred shares on the Level 2 segment of BM&FBOVESPA under the symbol “[•].” We cannot assure you that a trading market for our preferred shares or ADSs will develop or will continue if developed.

Transfer restrictions	Our preferred shares, including in the form of ADSs, will be subject to certain transfer restrictions as described under “Underwriting—Selling Restrictions.”

Dividends and dividend policy	Holders of our preferred shares are entitled to receive 75 times the value of dividends (and other distributions) distributed to holders of our common shares. Holders of both our common and preferred shares are entitled to receive annual mandatory distributions of 0.1% of our net income; however, our preferred shares do not carry priority rights to receive fixed or minimum dividends, and therefore will not be entitled to voting rights even if no dividends are paid. Holders of our preferred shares are entitled to the general voting rights provided in the Corporate Governance Rules of the Level 2 segment of BM&FBOVESPA. For further details, see the sections of this prospectus entitled “Description of Capital Stock—Voting Rights” and “Dividend Policy.”

Lock-up agreement

We, the Selling Shareholders, our directors and officers and holders of at least 1.0% of our common shares and/or 1.0% of our economic interest have agreed not, for a period of 180 days after the date of this prospectus, subject to certain exceptions, to issue, offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives.

Additionally, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, our controlling shareholders, our directors and executive officers may not sell and/or offer to sell any common and/or preferred shares (or derivatives relating to common and/or preferred shares) owned immediately after this global offering, or any securities or other derivatives linked to securities issued by us, for six months after the publication in Brazil of the announcement of commencement of this global offering. After the expiration of this 180-day period, our controlling shareholders, our directors and executive officers may not, for an additional 180-day period, sell and/or offer to sell more than 40% of the securities that each of we or they hold. See “Underwriting—No sale of similar securities.”

Controlling shareholder	Prior to this global offering, David Neeleman owns, directly or indirectly, 67% of our common shares’ giving him 67% of the voting rights in our company. Following this global offering, Mr. Neeleman will continue to control all shareholders’ decisions, including the ability to appoint a majority of our board of directors.

Tag-along rights	Holders of our preferred shares have the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the 75:1 conversion ratio) as are offered to our controlling shareholder in any sale of control transaction. See “Description of Capital Stock—Rights of our Common and Preferred Shares.”

Our principal shareholders also have certain tag-along rights applicable to sales of common shares by them. See “Description of Capital Stock—Shareholders’ Agreement.”

ADS depositary	Deutsche Bank Trust Company Americas.

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of [•] ADSs offered in this offering to (i) our TudoAzul Safira members and (ii) persons who are our directors, officers or employees, or who are otherwise associated with us, through a directed share program. These reserved ADSs account for an aggregate of approximately [•]% of the ADSs offered in this global offering (assuming no exercise of the underwriters’ over-allotment option). See “Underwriters—Directed Share Program.”

Brazilian Special Allocation Program	Between 10% and [•]% of the preferred shares offered in the Brazilian offering will be offered to non-institutional investors, of which [•]% of these shares will be allocated to (i) our TudoAzul Safira members and (ii) persons who are our directors, officers or employees. These reserved preferred shares account for an aggregate of approximately [•]% of the preferred shares offered in the Brazilian offering (assuming no exercise of the Brazilian underwriters’ over-allotment option). See “Underwriters—Brazilian Special Allocation Program.”

Taxation	For a discussion of the material U.S. tax consequences relating to an investment in our preferred shares, including in the form of ADSs, see “Taxation.”

Risk factors	Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page 22 and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in our preferred shares, including in the form of ADSs.

RISK FACTORS

This initial public offering and an investment in our preferred shares, including in the form of ADSs, involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected by any of these risks. The trading price of the our preferred shares, including in the form of ADSs, could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are those that we currently believe may adversely affect us or the preferred shares, including in the form of ADSs. In general, investing in the securities of issuers in emerging market countries such as Brazil, involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with more developed capital markets. To the extent that information relates to, or is obtained from sources related to, the Brazilian government or Brazilian macroeconomic data, the following information has been extracted from official publications of the Brazilian government or other reliable sources and has not been independently verified by us.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions could adversely affect our business, financial condition, results of operations, cash flows and prospects as well as the trading price of our preferred shares, including in the form of ADSs.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates;

•	currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange rates and exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic and social instability;

•	the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and

•	other political, social and economic developments in or affecting Brazil.

Developments in Brazil’s political landscape may also impact us. Uncertainty over whether the current or any future Brazilian government will implement changes in policies or regulations affecting these and other factors may create instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of securities issued by Brazilian companies. In 2013, wide-scale protests throughout Brazil focused on economic and political reform created additional political uncertainty. Any of these factors and Brazilian policies and regulations, whether in response to further protests, as a result of the 2014 general elections in Brazil or otherwise, may create additional political uncertainty, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects, as well as the trading price of our preferred shares, including in the form of ADSs.

Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and since 1999 a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2013, the real depreciated by an average of 10.5% and in 2012, it depreciated by an average of 16.7%. The real/U.S. dollar exchange rate reported by the Central Bank was R$2.3426 per U.S. dollar on December 31, 2013 and $2.2025 per U.S. dollar on June 30, 2014.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the current global economic recovery, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Consequently, when the real appreciates, we incur in losses on our monetary assets denominated in, or indexed to, a foreign currency, such as the U.S. dollar, and our liabilities denominated in, or indexed to, foreign currency, decreases as the liabilities and assets are translated into reais.

Our revenues are denominated in reais and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. As of December 31, 2013 and as of June 30, 2014, 55.4% and 53.3% of our operating expenses, respectively, were denominated in, or linked to, foreign currency. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, fluctuations of the real and have entered into hedging arrangements to protect us against the effects of fluctuations of the real, there can be no assurance we will be able to or will continue to do so. Any depreciation of the real against the U.S. dollar may have an adverse effect on us, including leading to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs (including fuel costs), increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, financial condition, results of operations and cash flows.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 5.9%, 5.8%, 6.5%, 5.9% and 4.3% in 2013, 2012, 2011, 2010 and 2009, respectively. The annualized inflation rate during the six months ended June 30, 2014 was 6.5%. Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect our business, financial condition, results of operations, cash flows and prospects and the trading price of our preferred shares, including in the form of ADSs.

In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our passengers to offset the potential impacts of inflation on our expenses, including salaries. This would lead to decreased net income. Inflationary pressures may also adversely affect our ability to access foreign financial markets, causing adverse effects on our capital expenditure plans.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the market price of Brazilian securities, including the trading price of our preferred shares, including in the form of ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Even though the world economy and the financial and capital markets had been recovering from the 2008 global financial crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and 2012. Recently, several European countries have revealed significant macroeconomic imbalances, encountering serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default. At the same time, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by S&P in 2011, while continuing to taper the Federal Reserve’s monetary stimulus program. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to the Brazilian economy and result in considerable outflows of funds from Brazilian decreased the amount of foreign investments in Brazil.

Crises in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such as our preferred shares, including in the form of ADSs. This may adversely affect the trading value of our preferred shares, including in the form of ADSs, and any decline in trading value could impede our access to capital markets and financing for future operations.

Variations in interest rates may have adverse effects on our results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, with respect to loans denominated in reais, the Interbank Deposit Rate, or DI Rate, and with respect to operating and finance leases and debt-financed aircraft denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.

The TJLP was 5.0% on June 30, 2014, 5.0% on December 31, 2013, 5.8% on December 31, 2012, 6.0% on December 31, 2011, 6.0% on December 31, 2010 and 6.1% on December 31, 2009. The DI Rate was 10.5% on June 30, 2014, 9.8% on December 31, 2013, 6.9% on December 31, 2012, 10.9% on December 31, 2011, 10.6% on December 31, 2010 and 8.6% on December 31, 2009. The three-month LIBOR was 0.2% on June 30, 2014, 0.3% on December 31, 2013, 0.3% on December 31, 2012, 0.6% on December 31, 2011, 0.3% on December 31, 2010 and 0.3% on December 31, 2009. Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates.

If the TJLP, the DI Rate or LIBOR was to increase, our repayments under loans, operating and finance leases would increase, and we might not be able to adjust the prices we charge to offset increased payments. For example, in addition, our repayments under many of our operating and finance leases and debt-financed aircraft are linked to LIBOR, and we are exposed to the risk of variations in LIBOR. The outstanding loan balance due on our operating and finance lease and debt-financed aircraft contracts linked to LIBOR amounted to U.S.$669.4 million (R$1,474.4 million) as of December 31, 2013 and U.S.$639.9 million (R$1,409.4 million) as of June 30, 2014.

Risks Relating to our Business and the Brazilian Civil Aviation Industry

Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would harm our business.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 37.3% of our operating expenses for the year ended December 31, 2013 and 35.9% for the six months ended June 30, 2014. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect our profitability. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

Substantially all of our fuel is provided by one supplier, Petrobras Distribuidora. Petrobras is entitled to terminate its fuel supply contracts with us for a number of reasons. In addition, Petrobras may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, this agreement enables us to lock in the cost of the jet fuel we will consume in the future. Accordingly, in case this agreement is terminated, we will be required to enter into alternative hedging.

We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

Our operations, and the airline industry in general, are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses. An increasingly unfavorable economic environment would likely negatively impact our results of operations. In addition, a significant instability of the credit, capital and financial markets, could result in increasing our borrowing costs, negatively affecting our operating results, financial condition, growth strategy and investment plans. These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity in general.

Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations, including our competitiveness and compliance costs.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, ANAC addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations.

In December 2012, the Brazilian government announced an incentive program for the regional aviation industry, by which it plans to provide subsidies and airport fee exemptions for all carriers offering regional flights, with implementation expected by early 2015. This incentive package program for investments of up to R$7.3 billion in regional aviation infrastructure. Such subsidies and exemptions may cause the reallocation of landing rights and increased competitiveness at the airports where we operate, which may also negatively affect our business and results of operations.

We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect our business and results of operations.

Because we have a limited operating history, it is difficult to evaluate an investment in our preferred shares, including in the form of ADSs.

Because we have a limited operating history, having commenced operations in December of 2008, it may be difficult to evaluate our future prospects and an investment in our preferred shares, including in the form of ADSs. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with a limited operating history. Our future performance will depend upon a number of factors, including our ability to:

•	implement our growth strategy;

•	provide high quality, reliable customer service at low fares;

•	enter new markets successfully;

•	hedge against fuel price, foreign exchange and interest rate fluctuations;

•	obtain aircraft that best suit our growth strategy;

•	maintain adequate control of our expenses;

•	attract, train, retain and motivate qualified personnel;

•	react to customer and market demands; and

•	maintain the safety of our operations.

We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our financial condition and results of operations and the price of our preferred shares, including in the form of ADSs.

We operate in a highly competitive industry.

Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on our business. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, our business and financial conditions could be materially adversely affected.

Each year we may face increased competition from existing and new participants in the Brazilian market. The air transportation sector is highly sensitive to price discounting and the use of very aggressive pricing policies by some airlines. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low. We cannot assure you that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. In addition, a competitor may have greater financial resources and access to cheaper sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can.

As a Brazilian airline, we also face competition in the domestic market from air travel substitutes. On our routes, we currently face competition from some other transportation alternatives, such as bus or automobile. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel. If we are unable to adjust rapidly to the changing nature of competition in our markets, it could have a material adverse effect on our business, results of operations and financial condition.

Further consolidation in the Brazilian and global airline industry framework may adversely affect us.

As a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

In the event we do not act as a consolidator, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations. Consolidation in the airline industry is likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

Our results of operations tend to be volatile and fluctuate due to seasonality.

Our operating revenue is substantially dependent on the passenger traffic volume carried, which is subject to seasonal and other changes in traffic patterns. The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the first and fourth quarters of the year, as a result of year-end and summer holidays. Accordingly, our results tend to be volatile.

We have significant fixed expenses that may harm our ability to attain our strategic goals.

We have high fixed expenses, such as aircraft ownership, headquarters facility and personnel, IT system license costs, training and insurance expenses. We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. As of June 30, 2014, we had firm orders to purchase 11 Embraer E-Jets, and firm orders to purchase 14 ATR 72 aircraft to be delivered between 2014 and 2016, of which nine had operating lease commitments and 16 were estimated to generate expenditures of R$952.3 million. We also have signed operating lease agreements for 11 widebody aircraft to be delivered between 2014 and 2018.

As a function of our fixed expenses, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed expenses resulting from operating leases and debt for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing for our fixed expenses on favorable terms or at all.

We depend significantly on automated systems and any breakdown in these systems may harm our business, financial condition, results of operations, cash flows and prospects.

We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues.

These interruptions may include but are not limited to computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

A failure to implement our growth strategy may harm our results of operations.

Our growth strategy, and the consolidation of our leadership in terms of markets served in Brazil, includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports. Certain airports that we serve or that we may want to serve in the future are subject to capacity constraints and impose landing rights and slot restrictions during certain periods of the day such as the Santos Dumont airport in Rio de Janeiro and the Juscelino Kubitschek airport in Brasília. We cannot assure you that we will be able to maintain our current landing rights and slots and obtain a sufficient number of landing rights and slots, gates, and other facilities at airports to expand our services as we propose. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risks having those slots reallocated to other airlines. Where landing rights and slots or other airport resources are not available or their availability is restricted in some way, we may have to modify our schedules, change routes or reduce aircraft utilization. Any factor preventing or delaying our access to airports or routes which are relevant to our growth strategy (including our ability to maintain our current landing rights and slots and obtain additional landing rights and slots at certain airports) may restrict the expansion or our operations and, consequently, adversely affect our growth strategy.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports, which may adversely affect us. Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including our ability to maintain our current slots and obtain additional landing rights and slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth strategy.

Additionally, we are in the process of obtaining approvals of U.S. authorities and ANAC to start operating flights to the United States, which we expect will be granted by the end of September 2014. Any factor preventing or delaying these approvals may limit our expansion plans in connection with selected international routes and, consequently, adversely affect our growth strategy.

Our reputation, financial results and the market price of our preferred shares, including in the form of ADSs, could be harmed by events out of our control.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. The amount of liability insurance we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us or the air transport system, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism. These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu and Severe Acute Respiratory Syndrome, or SARS, which had an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the trading price of shares of companies in the worldwide airline industry, including our preferred shares, including in the form of ADSs. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

Natural disasters, severe weather conditions and other events out of our control may affect and disrupt our operations. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in, Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted, including certain aircraft being grounded in the affected regions. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Campinas airport for 45 hours, which negatively impacted our operations and forced us re-accommodate our passengers to new flights. Severe weather conditions can cause flight cancellations or significant delays that may result in increased costs and reduced revenue. Any natural disaster or other event that affects air travel in the regions in which we operate could have a material adverse impact on our business and results of operations.

Our insurance expenses may increase significantly as a result of a terrorist attack, harming our financial condition and results of operations.

Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, or similar events, as was the case following the terrorist attacks of September 11, 2001 in the United States.

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. In addition, according to the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. If the Brazilian government suspends its assumption of liability, Brazilian airlines will be required to assume the liability once more and obtain insurance in the market.

Airline insurers may reduce their coverage or increase their premiums in case of new terrorist attacks, seizures, aircraft accident and the Brazilian government’s termination of its assumption of liability or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.

In line with global industry practice, we leave some business risks uninsured, including business interruption, loss of profit or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. In addition, there is no assurance that our coverage will cover all potential risks associated with our operations and activities. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses which will have an adverse impact on our operations and financial condition.

Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on our strategy and, consequently, our business and results of operations.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. Technical and operational problems in the Brazilian air traffic control systems have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control related difficulties might recur or worsen, which may have a material adverse effect on our business, our results of operations and our growth strategy.

The Santos-Dumont airport in Rio de Janeiro, which is important for our operations, has certain landing rights restrictions. Several other Brazilian airports, for example Brasília, Campinas, Salvador, Belo Horizonte (Confins), São Paulo (Guarulhos) and Rio de Janeiro (Galeão), have limited the number of landing rights per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights and slots, and obtain additional landing rights and slots, could materially adversely affect our operations. New operational and technical restrictions imposed by Brazilian authorities in the airports we operate or in those we expect to operate may also adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect our operations and financial condition, or affect our ability to carry out our normal business operations.

Our business is labor intensive. Our expenses related to our workforce represented 16.9%, 18.8% and 20.4% of our total operating expenses in the years ended December 31, 2013, 2012 and 2011, respectively. In the six months ended June 30, 2014 operating expenses related to labor represented 18.9% of our total operating expenses. All Brazilian airline employees, including ours, are represented by two labor unions: the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between the two unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Further, as a result of the TRIP Acquisition, we were required to implement a new compensation scheme for all of our pilots and flight attendants to unify their pay scale and criteria. This new compensation scheme was approved by the National Pilots’ and Flight Attendants’ Union in January 2014 and, as a result, generated nonrecurring settlement expenses of R$48.2 million. In addition, future terms and conditions of collective agreements could become more costly for us as a result of an increase in threats of strikes and negotiations between the unions and SNEA. Furthermore, our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect our operations and financial condition, or interfere with our ability to carry out our normal business operations.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor Officer, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect our business, results of operations and financial conditions.

The successful execution of our strategy is partly dependent on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays.

In order to successfully execute our strategy, we need to maintain a high daily aircraft utilization rate. Achieving high aircraft utilization allows us to maximize the amount of revenue that we generate from each aircraft and dilute expenses and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fueling and ground handling. Such delays could result in a disruption in our operating performance, leading to customer dissatisfaction due to any resulting delays or missed connections.

Any expansion of our business activities will require us to incur additional costs and expenses and we ultimately may be unsuccessful in generating a profit from any such new activities.

We intend to expand our business activities through additional products and services if we believe this expansion will increase our profitability or our influence in the markets in which we operate. This expansion may include additional acquisitions of existing businesses, aircraft hangars and other assets that are complementary to our core business, and the addition of new domestic or selected international routes to our network. There can be no assurances that our plans to expand our business will be successful given a number of factors, including the possible need for regulatory approvals, additional facilities or rights, personnel and insurance. These new activities may require us to incur material costs and expenses, including capital expenditures, that could affect our results and financial condition until we are able to generate a profit from these new activities and it is possible depending on competitive factors, market trends and other conditions that we may fail to generate profits relating to any such new or our existing activities.

We are highly dependent on Campinas airport for a large portion of our business and as such, a material disruption at this airport could adversely affect us.

Our business is heavily dependent on our operations at the Campinas airport, in the state of São Paulo. Many of our routes operate through Campinas, which accounted for approximately 39.2% of our arrivals and departures as of June 30, 2014. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect only Campinas airport or other airports in the region. Due to this capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at Campinas airport, which could have a material adverse impact on us. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Campinas airport for 45 hours, which negatively impacted our operations and forced us re-accommodate our passengers to new flights.

We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as pilots, which could have a material adverse impact on us.

We believe that our growth potential and the maintenance of our results and customer oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. We place great emphasis on the selection and training of crewmembers with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining this company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Brazil, for these highly-skilled personnel. We may have to increase wages and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture could have a material adverse impact on us.

Our maintenance costs will increase as our fleet ages and any material increase in maintenance costs could materially adversely affect us.

As of December 31, 2013 and as of June 30, 2014, the average age of our operating fleet was 3.6 years and 4.0 years, respectively. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

We rely on agreements with third parties to provide our customers and us with facilities and services that are integral to our business and the termination or non-performance of these agreements could harm our business and results of operations.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling and baggage handling. All of these agreements are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable term and conditions or at all could harm our business and results of operations. We also have a 10-year-term agreement with LiveTV, LLC for the supply and maintenance of equipment, content and service of our in-seat entertainment, effective as of August 2010. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services.

We depend on our senior management team and the loss of any member of this team, including our Chairman and key executives, could negatively affect our business.

Our business depends upon the efforts and skill of our senior management, including our Chairman, who has played an important role in shaping our company culture, as well as other key executives. Our future success depends on a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to join or establish a competitor or that the non-competition agreements would be upheld in a court of law. In the event that our Chairman or a number of our senior management team leave our company, we may have difficulty finding suitable replacements, which could have a material adverse effect on our business and results of operations.

Our operations could be materially adversely affected due to planned or unplanned maintenance on our aircraft, as well as any inability to get spare parts on time.

Our business would be significantly harmed if a design defect or mechanical problem with E-Jets or ATR aircraft were to be discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.

Additionally, General Electric is the sole manufacturer and supplier of the CF34 engines on our Embraer E-Jets. The prices for the products supplied shall be paid in U.S. dollars, therefore, are subject to fluctuations in exchange rates. Pratt & Whitney is the sole manufacturer and supplier of the PW 127M engines on our ATR 72 aircraft. We have also outsourced all engine maintenance for our Embraer E-Jet fleet to General Electric. If General Electric or Pratt & Whitney are unable to perform their contractual obligations or if we are unable to acquire engines from alternative suppliers on acceptable terms, we could lose the benefits we derive from our current agreements with General Electric and Pratt & Whitney and also incur substantial transition costs.

The use of our aircraft could be suspended or restricted by ANAC, which could negatively affect our business and operations.

The use of our aircraft could be suspended or restricted by ANAC in the event of any actual or perceived mechanical or design problems while ANAC conducts its own investigation. Any suspension of operations of any aircraft would reduce our revenue per passenger and could adversely affect our business and operations.

Our operating results could be materially adversely affected by volatility resulting from unfavorable public perception of our aircraft.

Our business would be significantly harmed if the public avoided flying our aircraft due to an adverse perception of Embraer or ATR aircraft generally, due to safety concerns or other problems, whether real or perceived, or in the event of an accident involving any Embraer or ATR aircraft, in particular any E-Jets or ATR aircraft.

We may be unsuccessful in expanding our fleet and may not be able to accommodate the increased passenger demand or to develop our growth strategies, which could adversely affect our financial condition and results of operations.

As of June 30, 2014, we had 25 firm orders to purchase 11 Embraer E-Jets and 14 ATR 72 aircraft to be delivered between 2014 and 2016 and have signed operating lease agreements for 11 widebody aircraft to be delivered between 2014 and 2018. Any disruption or change in the manufacturers’ delivery schedules for these new aircraft may affect our operations and might negatively affect our financial condition and results of operations because we may not be able to accommodate increased passenger demand or develop our growth strategies. Our ability to obtain these new aircraft from Embraer and ATR may be affected by several factors, including (i) Embraer or ATR may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Embraer’s or ATR’s ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Embraer or ATR to provide financial support. Our operations may also be affected by any failure or inability of Embraer or ATR (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease passenger revenue and adversely affect us.

Inability to obtain lease or debt financing for additional aircraft would impair our growth strategy.

We typically finance our aircraft through operating and finance leases and debt-finance. We may not be able to continue to obtain operating or lease financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and financial condition.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect us.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict and joint liability regime. In this regard we may be liable for violations by third parties hired to dispose of our waste. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources to the recovery of damages caused against the environment. Compliance with all environmental laws and regulations can be very costly. In addition, future regulatory developments in Brazil could adversely affect operations and increase operating costs in the Brazilian airline industry. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in Brazil. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil. Compliance with regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on us.

We benefit from tax incentives on our purchases of jet fuel in Brazil. These tax incentives may be revoked at any time.

The price of the jet fuel that we purchase in certain Brazilian states is subsidized through tax incentives provided to us by those states. Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time, including if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states. In addition, in order to be valid, these tax incentives require approval from CONFAZ, the Brazilian National Council of Fiscal Policy, and may be canceled by the Brazilian Supreme Court if they have not been approved. The state tax incentives from which we benefit have not been approved by CONFAZ and could therefore be canceled at any time. If any of these tax incentives are canceled, revoked, suspended or not renewed, the prices that we pay for jet fuel would increase, which may lead to a significant increase in our costs and adversely affect our business and results of operations.

The agreements governing our debt contain covenants and restrictions that limit our ability to engage in change of control transactions, terminate our relationship with certain suppliers and incur certain levels of indebtedness.

Our financing agreements contain covenants and restrictions that restrict our and our subsidiaries’ ability to engage in change of control transactions and terminate concession agreements associated with such financing leases, whether through failure to renew or otherwise. In addition, certain of our financing instruments require us and our subsidiaries to meet financial covenants calculated as of December 31 of each year that, among other restrictions, limit our permissible ratios of debt to EBITDAR and debt to cash freely convertible into U.S. dollars. Our ability to comply with the covenants and restrictions contained in our financing agreements may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants and restrictions could result in declaration of an event of default and acceleration of the maturity of indebtedness, which would require us to pay all amounts outstanding.

As of June 30, 2014, we were not in compliance with certain financial covenants in our financing instruments requiring us, as a result of the TRIP Acquisition and our assumption of TRIP’s obligations, to maintain certain ratios, which, in some cases, required the posting of additional guarantees and, in other cases, would have caused the acceleration of the underlying debt had waivers not been received. For more information on the covenants and restrictions under our financing agreements see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings.”

Risks Relating to the Global Offering and Our Preferred Shares, Including in the Form of ADSs

Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with yours.

Our controlling shareholder has significant power with respect to our company, including the right to elect the majority of the members of our board of directors and to determine the result of substantially any decision that requires shareholders’ approval. This power includes decisions with respect to related parties transactions, corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of BM&FBOVESPA and the time for payment of any future dividends in accordance with Brazilian corporate law and our bylaws. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect our results of operations. Upon completion of this global offering, assuming full exercise of the underwriters’ over-allotment option, our controlling shareholder will own 67% of our voting capital and [•]% of our total capital. In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business having considerably less economic exposure to any negative results of our activities than holders of our preferred shares. This difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you.

Our controlling shareholder is entitled to receive significantly less dividends than holders of our preferred shares, which may cause his decisions on the distribution of dividends to conflict with your interests.

Holders of our common shares are entitled to receive an amount of dividends equivalent to 75 times less than the amount of dividends paid to holders of our preferred shares. The fact that our controlling shareholder receives a small portion of our dividends in each distribution in comparison to the amount of dividends to which holders of our preferred shares are entitled may influence his decisions on the distribution of dividends, which may differ from interests of the holders of our preferred shares. For more information on distribution of dividends and compensation of our management, see “Dividend Policy” and “Description of Capital Stock,” respectively.

New investors in our preferred shares, including in the form of ADSs, will experience immediate book value dilution after this offering and may experience further dilution in the future.

The initial public offering price of our preferred shares (including in the form of ADSs) is higher than the book value of such shares immediately after this global offering. In addition, this difference will increase further as a result of the exercise of stock options granted to our management.

On December 23, 2013, we issued Warrants in the Private Placement to the Private Placement Investors pursuant to which such Private Placement Investors may be entitled to receive, on the date of the pricing of this global offering, a number of preferred shares in the event the midpoint of the indicative price range of this global offering is higher than the actual price (see “Principal and Selling Shareholders – Private Placement”). Assuming an offering price of R$[•] per preferred share, which is the midpoint of the indicative price range in this global offering, we would not issue any preferred shares to the Private Placement Investors in connection with the Warrants. However, assuming an offering price of R$[•] per preferred share, which is the low-point of the indicative price range in this global offering, we would issue [•] preferred shares to the Private Placement Investors in connection with the Warrants.

We have established stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. Following the pricing of this global offering, all options that have vested will become exercisable, and any shares issued thereby will be subject to the lock-up restrictions discussed in the section of this prospectus entitled “Underwriters.” We estimate that [•] new preferred shares would be issued if all of our vested options are exercised by the holders thereof.

Any of the events above could result in substantial dilution in book value to new investors as the initial public offering price for our preferred shares (including in the form of ADSs) will be higher than the book value of such shares immediately after this global offering or in the future upon the exercise of our stock options. See “Dilution” and “Management—Stock Option and Restricted Stock Plans.” In addition, in the event that we need to obtain capital for our operations by issuing new shares in the future, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, the holders of our ADSs and preferred shares at such time would suffer an immediate and significant dilution of their investment.

Our preferred shares, including in the form of ADSs, have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, thereby potentially adversely affecting the price our preferred shares, including in the form of ADSs, after this global offering.

Before this global offering, none of our preferred shares, including in the form of ADSs, have ever been traded on any stock exchange. In connection with the global offering, we will apply to list ADSs representing our preferred shares on the NYSE and our preferred shares on BM&FBOVESPA. An active and liquid public trading market for our preferred shares, including in the form of ADSs, may not develop or, if developed, may not be sufficiently liquid. Active, liquid trading markets generally result in lower price volatility and more efficient purchases and sales of shares.

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more volatile, and more concentrated than major international securities markets. BM&FBOVESPA listed companies had a market capitalization of R$2.4 trillion and a daily average trading volume of R$6.3 billion as of June 30, 2014. The top 10 stocks in terms of trading volume accounted for 41.4% and 41.3% of all shares traded on BM&FBOVESPA during the six months ended June 30, 2014 and in 2013, respectively. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.

The initial public offering price for our preferred shares, including in the form of ADSs, will be determined by negotiation between us, the international underwriters and the Brazilian underwriters based upon several factors, and the trading price of our preferred shares, including in the form of ADSs, after this global offering may decline below the initial public offering price. The market price of our preferred shares could vary significantly as a result of a number of factors, some of which are beyond our control. As a result, investors may experience a significant decrease in the market price of our preferred shares, including in the form of ADSs. If an active trading market does not develop or is not maintained, the liquidity and trading price of our preferred shares, including in the form of ADSs, could be seriously harmed.

Our preferred shares do not carry general voting rights.

Except under certain situations, our preferred shares, including in the form of ADSs, do not carry general voting rights. See “Description of Capital Stock—Voting Rights.” Our principal shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve corporate measures without the approval of holders of our preferred shares, including in the form of ADSs. Accordingly, you will generally not have control over any matters, including the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.

Our preferred shares will have limited voting rights even if dividends are not paid.

According to Brazilian corporate law and the regulations of the Level 2 segment of BM&FBOVESPA, preferred shares with limited or no voting rights and with rights to fixed or minimum priority dividends, gain voting rights if the company ceases to pay the fixed or minimum dividends to which such shares are entitled for three consecutive fiscal years. However, pursuant to our bylaws, the dividends attributed to our preferred shares are not fixed or minimum priority dividends. Accordingly, our preferred shares will not have the right to vote even if dividends are not paid. See “Description of Capital Stock—Voting Rights.”

Holders of our preferred shares, including in the form of ADSs, may not receive any dividends or interest attributable to shareholders’ equity.

According to our bylaws, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest attributable to shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest attributable to shareholders’ equity.

Additionally, Brazilian corporate law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our preferred shares, including in the form of ADSs may not receive dividends or interest attributable to shareholders’ equity.

The sale of a significant number of our preferred shares, including in the form of ADSs, after the offering may negatively affect the trading price of our preferred shares, including in the form of ADSs.

We, the Selling Shareholders, all of our directors and officers and holders of at least 1.0% of our common shares and/or at least 1.0% of our economic interest have agreed not, within 180 days following the pricing of this global offering, subject to certain exceptions, to issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any common and/or preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC.

In addition, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, our controlling shareholders, our directors and executive officers may not sell and/or offer for sale any common and/or preferred shares of our company or derivatives linked to our common and/or preferred shares, which we or they hold immediately after the offering, for a period of 180 days after the publication in Brazil of the announcement of the commencement of this global offering. Following this initial six-month period, our controlling shareholders, directors and executive officers may not sell and/or offer for sale, for an additional six-month period, more than 40% of our common and/or preferred shares of our company (or derivatives linked to such shares) immediately after this global offering.

We or our principal shareholders may sell additional preferred shares at any time following the termination of these lock-up restrictions. In addition, under a registration rights agreement, as amended and restated, or the Registration Rights Agreement, that we entered into on December 23, 2013 with our then principal shareholders, they have the right to require us to register additional preferred shares held by them with the SEC for future sale at any time commencing six months following this global offering. For further details of the registration rights agreement, see “Principal and Selling Shareholders—Registration Rights Agreement.”

A sale of a significant number of our preferred shares, including in the form of ADSs, or market perception of an intention to sell a significant number of our preferred shares, including in the form of ADSs, may negatively affect the trading price of our preferred shares, including in the form of ADSs.

The participation of our controlling shareholder, members of our board of directors, our officers, the Brazilian underwriters, the international underwriters and any other person related to the offering and their respective relatives, in this global offering may adversely affect the liquidity of our preferred shares, including in the form of ADSs, and the determination of the offering price.

The offering price will be determined after a bookbuilding process, which may include purchase commitments by institutional investors that are our controlling shareholder, members of our board of directors, our board of executive officers, the Brazilian underwriters, the international underwriters and any other person related to the offering and their respective relatives. The participation of these persons in the offering may have an adverse effect on the liquidity of our preferred shares, including in the form of ADSs, and determination of the offering price per ADS/preferred share. CVM Instruction No. 400 dated December 29, 2003 limits the participation in the bookbuilding process of institutional investors that are considered related persons. However, in the event that demand for our preferred shares, including in the form of ADSs, offered in the global offering is less than the number of securities offered plus one-third of this amount, institutional investors that are considered related persons may purchase up to 15% of the total preferred shares, including in the form of ADSs, offered in the global offering.

Additionally, affiliates of the Brazilian underwriters may purchase preferred shares, including in the form of ADSs, for hedging purposes using derivate instruments for the account of and on behalf of their clients.

These transactions may influence the demand for our preferred shares, including in the form of ADSs, and the offering price.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares, including in the form of ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a nonresident to either a resident or a nonresident of Brazil is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to either a resident or a nonresident of Brazil. However, since currently there is no judicial guidance determining whether ADSs should be considered assets located in Brazil, we are unable to predict whether Brazilian courts may decide that income tax under Law No. 10,833 applies to gains assessed on dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a nonresident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) on the disposition of preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, the U.S. Holder may not be able to benefit from a foreign tax credit for Brazilian income tax imposed on the disposition of preferred shares or ADSs unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. See “Taxation—Material U.S. Federal Income Tax Consequences—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.”

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, and our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs.

In case of serious imbalances, the Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. The return of any such restrictions would hinder or prevent your ability to convert dividends or other distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad, and our capacity to make dividend payments or other distributions to non-Brazilian investors. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares, including in the form of ADSs.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.

Thereafter, upon the disposition of distributions relating to the preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

If we do not maintain a registration statement and no exemption from the Securities Act of 1933, as amended, or the Securities Act, is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.

We may, from time to time, offer preferred shares or preemptive rights to acquire additional preferred shares to preferred shareholders, including as a result of the Brazilian Corporate Law. We will not be able to offer such shares or rights to holders of ADSs unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file such registration statement, and we cannot assure you that we will file a registration statement. If a registration statement is not filed and an exemption from registration does not exist, Deutsche Bank Trust Company Americas, as depositary, will attempt to sell such preemptive rights or preferred shares, as the case may be, and you will be entitled to receive the proceeds of the sale. However, if the depositary is unable to sell these preemptive rights or preferred shares, U.S. holders of ADSs will not receive any value in connection with such distribution.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our preferred shares, including in the form of ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2014, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our preferred shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Brazilian practices concerning corporate governance and intend to continue to do so.

We intend to rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, a majority of our board of directors will not be independent, and we do not plan to hold at least one executive session of solely independent members of our board of directors each year. Also, pursuant to Brazilian corporate law and Instruction No. 308, dated May 14, 1999, as amended, issued by CVM, our audit committee, unlike the audit committee of a U.S. issuer, will not be composed of directors only, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

In addition, we do not intend to have a nominating committee as required for U.S. issuers under the NYSE rules and although we have a compensation committee and a corporate governance committee, we are not required to comply with the NYSE standards applicable to compensation or corporate governance committees of listed companies.

Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

THE TRIP ACQUISITION

Acquisition

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. We announced the acquisition in May 2012 and have consolidated TRIP’s results of operations into our financial statements since November 30, 2012, after receiving approval for the acquisition from ANAC, the Brazilian civil aviation authority. CADE, the Brazilian antitrust authority, approved the acquisition in March 2013. No other approvals are required in connection with the TRIP Acquisition.

The fleet similarity between the two airlines allowed us to integrate all of our activities by June 2014. Through this acquisition, we gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas.

TRIP’s Business

TRIP was founded in 1998 by the Caprioli Group, and in 2006 the Águia Branca Group, controlled by the Chieppe family, acquired 50% of TRIP’s share capital. In 2007 TRIP acquired the assets of TOTAL Linhas Aéreas S.A., which allowed TRIP to expand its network and enter several markets in the central region of Brazil, where TOTAL’s operations were concentrated. Skywest Inc. acquired a 20% stake in TRIP in 2008 but sold these shares in May 2012, shortly before we announced the acquisition. TRIP focused on point-to-point routes with a strong concentration in the northern and central regions of Brazil. At the time we acquired TRIP, it was the largest regional airline in South America in terms of cities served and was the sole airline on 57% of its routes.

Integration and Synergies

As a result of the similarity of the TRIP and Azul networks, we were able to achieve what we believe to be more efficient flight schedules and start flying on a codeshare basis in October 2012. As of December 2012, we started selling our flights using the same platform, automatically redirecting all customers from TRIP’s website to Azul’s website. We have fully integrated all administration and back-office personnel, unified check-in spaces and signage at airports and standardized our on-board services.

Since June 2014, following the full transfer of TRIP’s aircraft, among other assets and liabilities, to Azul Linhas, Azul Linhas is our only operating subsidiary.

We incurred R$44.0 million and R$16.7 million in non-recurring expenses in connection with the TRIP Acquisition and integration in 2012 and 2013, respectively, principally for financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance and employee benefit-related expenses, and the integration of numerous processes, policies, procedures, operations, technologies and systems. We also incurred R$48.2 million of non-recurring expenses during the six months ended June 30, 2014, mainly related to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers. We do not expect to incur additional expenses in connection with the integration of Azul and TRIP going forward.

The antitrust approval for the acquisition from CADE was conditioned on our terminating a codeshare agreement between TRIP and TAM by 2014 and our maintaining operational performance of at least 85% of Azul/TRIP scheduled takeoffs and landings at Santos Dumont airport in Rio de Janeiro. On March 28, 2013, we terminated the TAM codeshare agreement and do not anticipate any difficulty in maintaining CADE’s operational performance requirement.

TRIP Indemnification Adjustment Mechanism

The TRIP Investment Agreement sets forth the TRIP Indemnification Adjustment to account for any contingencies, damages, losses or expenses incurred by us or by TRIP’s Former Shareholders as a result of (i) any disputes, (ii) any violation of laws or agreements, or (iii) performance fees and/or any other commissions that have not been disclosed in the exhibits to the TRIP Investment Agreement, except for expenses and commissions relating to the completion of the TRIP Acquisition. The purpose of the TRIP Indemnification Adjustment is to adjust the relative share of the TRIP Acquisition Adjustment Shareholders’ equity interests in our company, taking into account those losses or expenses. The amount to be indemnified is the losses or expenses that TRIP’s Former Shareholders incurred, net of the losses or expenses that we incurred, or vice versa, depending on whose losses and expenses were of a greater amount. Once the net amount of indemnification due is determined, the party being indemnified has the right to a warrant issued by us that allows them to subscribe for a certain number of our preferred shares within four days. When these preferred shares are issued, the indemnified party’s equity interest will have increased relatively to all other shareholders’ interests, and consequently the other shareholders’ interests, will be diluted. The warrant awards a number of preferred shares that is calculated by taking into account the loss incurred by the party being indemnified and the relative value of this party’s preferred shares.

We estimate that the indemnification due to the TRIP Acquisition Adjustment Shareholders for net losses and expenses we have incurred to date is R$[•], and we expect that the settlement of the TRIP Indemnification Adjustment will occur prior to the completion of this global offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes estimates and forward-looking statements principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations in connection with:

•	synergies gains and losses resulting from the TRIP Acquisition, including expected cost savings from any operating efficiencies and expected gains resulting from increased network connectivity, as well as expected liabilities in connection with the business combination;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	our ability to keep costs low;

•	general economic, political and business conditions in Brazil and particularly in the geographic markets we serve;

•	existing and future governmental regulations;

•	increases in maintenance costs, fuel costs and insurance premiums;

•	our limited operating history;

•	our ability to maintain landing rights in the airports that we operate;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	our ability to attract and retain qualified personnel;

•	our aircraft utilization rate;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy, including our expected fleet growth, our capital expenditure plans and our ability to enter new airports that match our operating criteria;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;

•	inflation, appreciation, depreciation and devaluation of the real;

•	our aircraft and engine suppliers; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither we nor the Selling Shareholders undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of preferred shares, including in the form of ADSs, in this global offering will be approximately R$[•] million, after deducting commissions and estimated expenses payable by us, and assuming an initial public offering of R$[•] per preferred share (and US$ [•] per ADS, based on an exchange rate of R$[•] to US$1.00 as of [•], 2014), which is the midpoint of the range set forth on the cover of this prospectus.

We are undertaking this global offering in order to access the public capital markets with the main objective of financing our future expansion plans. We intend to use the net proceeds from this global offering for the following purposes:

•	[•] million to invest in aircraft to grow our fleet;

•	[•] million to fund the capital expenditures needed to increase the number of destinations in our network;

•	[•] million to repay debt of [•]; and

•	[•] million for general corporate purposes.

For additional information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings” and “—Off Balance Sheet Arrangements.”

We will not receive any proceeds from the sale of preferred shares, including in the form of ADSs, by the Selling Shareholders. We will receive a nominal amount in connection with the issuance of new preferred shares to the Private Placement Investors as a result of the exercise of Warrants. These Warrants will be exercisable only if the final offering price is lower than the midpoint of the indicative price range in this global offering.

The total amount of estimated proceeds from this offering excludes any proceeds resulting from the exercise of stock options that will be vested and exercisable following completion of this offering. See “Management—Stock Option and Restricted Stock Plans”.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, together with Brazil’s political and economic conditions, could adversely affect our business, financial condition, results of operations, cash flows and prospects as well as the trading price of our preferred shares, including in the form of ADSs.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition and results of operations.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating to our preferred shares, including in the form of ADSs—The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares and our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs.”

The following table shows the period end, average, high and low Foreign Exchange Market selling rates published by the Central Bank on its electronic information system (Sistema de Informações do Banco Central—SISBACEN), under transaction code PTAX 800 (Consultas de Câmbio), or Exchange Rate Enquiry, Option 5, Venda (Cotações para Contabilidade), or Rates for Accounting Purposes, expressed in reais per U.S. dollar for the periods and dates indicated.

	Closing Selling Rates of R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2009	1.70	2.42	1.99	1.74
2010	1.66	1.88	1.76	1.67
2011	1.53	1.90	1.67	1.88
2012	1.70	2.11	1.95	2.04
2013	1.95	2.45	2.16	2.34

Month Ended	Low	High	Average(2)	Period End
March 2014	2.26	2.36	2.33	2.26
April 2014	2.20	2.28	2.23	2.24
May 2014	2.21	2.24	2.22	2.24
June 2014	2.20	2.28	2.24	2.20
July 2014	2.21	2.27	2.22	2.27
August 2014	2.24	2.30	2.27	2.24
September 2014 (through September 8, 2014)	2.23	2.25	2.24	2.25

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

CAPITALIZATION

The table below presents our consolidated capitalization as of June 30, 2014 on a historical basis and as adjusted to reflect the following:

(i)	the issuance by us of [•] new Class A preferred shares to the Private Placement Investors on [•], 2014 as a result of the conversion of [•] Class B preferred shares and the simultaneous renaming of the Class A preferred shares to “preferred shares”;

(ii)	the issuance by us of [•] new preferred shares in respect of the TRIP Indemnification Adjustment, as well as the corresponding write-off of a liability of R$[•] as of June 30, 2014 from our balance sheet associated with the TRIP Indemnification Adjustment;

(iii)	the receipt by us of approximately R$[•] million in net proceeds from this global offering, after deducting commissions and estimated expenses payable by us (based on offering price of R$[•] per preferred share, the midpoint of the indicative price range in this global offering) ; and

(iv)	the repayment by us of total debt of R$[•] million as described in “Use of Proceeds.”

The information presented below in the column marked “Actual” is derived from our unaudited interim condensed consolidated financial statements as of June 30, 2014, prepared in accordance with IAS 34 as issued by IASB included elsewhere in this prospectus. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Loans and Financings”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Off Balance Sheet Arrangements,” and our audited annual consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2014
	Actual (US$)(1)	Actual (R$)	Adjusted (R$)	Adjusted (US$)(1)
	(in thousands)
Loans and debentures:
Current loans and financing	431,554	950,498	[•]	[•]
Noncurrent loans and financing	1,001,279	2,205,318	[•]	[•]
Current derivative financial instruments	9,191	20,243
Noncurrent derivative financial instruments	29,612	65,220
Equity:
Issued capital	215,196	473,969	[•]	[•]
Capital reserve	234,019	515,427	[•]	[•]
Accumulated other comprehensive income/(loss)	(15,162)	(33,395)	[•]	[•]
Accumulated losses	(234,099)	(515,603)	[•]	[•]

Total equity	199,954	440,398	[•]	[•]
Total capitalization(2)	1,671,590	3,681,677	[•]	[•]

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Total capitalization corresponds to the sum of current and noncurrent loans and financing, current and noncurrent derivative financial instruments and total equity.

We have issued Warrants to the Private Placement Investors that entitle them to receive additional preferred shares if the offering price is lower than the mid-point of the indicative price range in this global offering, see “Principal and Selling Shareholders – Private Placement”. Assuming an offering price of R$[•] per preferred share, which is below the midpoint of the indicative price range in this global offering and is the amount used as a basis for our capitalization calculations in the table above, we would not be required to issue any additional preferred shares as a result of the exercise of Warrants. Assuming an offering price equal to R$[•], which is the low point of the indicative price range in this global offering, we would be required to issue [•] preferred shares as a result of the exercise of Warrants. The table above has not been adjusted to reflect the potential issuance of Warrants.

The calculations above assume that no stock options will be exercised by the holders thereof.

DILUTION

As of June 30, 2014, our shareholders’ equity was R$440.4 million. Our book value per common share at that date was R$ 0.07 based on 464,482,529 common shares outstanding, our book value per Class A preferred share was R$5.01 based on 87,233,986 Class A preferred shares, and our book value per Class B preferred share was R$0.07 based on 2,400,388 Class B preferred shares outstanding. Shareholders’ equity represents our total assets net of our total liabilities. Book value per preferred share and common share represents shareholders’ equity divided by the total number of shares of such class issued and outstanding.

On [•], 2014, we issued [•] new Class A preferred shares to Private Placement Investors as a result of the conversion of 2,400,388 Class B preferred shares, which were simultaneously renamed “preferred shares”. While our shareholders’ equity was not affected by this conversion, our book value per preferred share decreased to R$[•] per preferred share.

On [•], 2014, the indemnified party under the TRIP Indemnification Adjustment exercised its warrant issued by us that allowed it to subscribe to a total of [•] of our preferred shares. Upon the issuance of these preferred shares, the indemnified party’s equity interest increased by [•] relatively to all other shareholders’ interests.

For purposes of comparison and in order to discount the differences in economic interest between our different classes of shares, the dilution calculations below assume that all our common shares and Class B preferred shares have theoretically been converted into Class A preferred shares at a ratio of 75.0 common shares/Class B preferred shares to 1.0 Class A preferred share, resulting in [•] additional Class A preferred shares. However, under Brazilian corporate law the total amount of preferred shares outstanding may never exceed 50% of our total outstanding shares, as discussed under “Description of Capital Stock.” After effecting these calculations, our pro forma book value per preferred share as of June 30, 2014 would have been R$[•].

Assuming that:

(i)	we issue [•] new preferred shares in this global offering at a price of R$[•] per preferred share (the midpoint of the indicative price range in this global offering), after deducting commissions and estimated expenses of the offering payable by us; and

(ii)	we issue [•] new preferred shares to our management as a result of the exercise of all stock options that will be vested and exercisable immediately following this global offering then our pro forma shareholders’ equity as of June 30, 2014 would have been R$[•] million, resulting in a pro forma book value per preferred share of R$[•].

The issuance of new shares as described above would therefore result in an immediate dilution in our book value of R$[•] per share to purchasers in this global offering, compared to our pro forma book value per preferred share.

The following table illustrates this dilution:

R$ (except for %)
Offering price per preferred share	[•]

Pro forma book value per preferred share as of June 30, 2014, (i) assuming the conversion of [•] common shares into [•] Class A preferred shares at a conversion ratio of 75.0 common shares to 1.0 Class A preferred share, (ii) reflecting the conversion of [•] Class B preferred shares into [•] Class A preferred shares and that all of our Class A preferred shares are renamed “preferred shares” [and (iii) reflecting the issuance of [•] new preferred shares in connection with the TRIP Indemnification Adjustment]

[•]
Pro forma book value per preferred share as of June 30, 2014 giving effect to the event above and the issuance of [•] new preferred shares in this global offering	[•]
Pro forma book value per preferred share as of June 30, 2014 giving effect to the events above and [•] the issuance of new preferred shares in respect of options	[•]
Increase in pro forma book value per preferred share attributable to the above matters	[•]
Dilution in pro forma book value per preferred share to new investors in this global offering attributable to the above matters	[•]
Percentage of dilution per share to new investors(1)	[•]	%

(1)	The percentage of dilution in pro forma book value per share to new investors is calculated by dividing the dilution in pro forma book value per share to the new investors by the price per share.

The actual offering price per preferred share is not related to our book value, but was established on the basis of the bookbuilding process.

An increase of R$1.00 in the offering price per preferred share of R$[•] (which is the midpoint of the indicative initial offering price range per share included on the cover page of this prospectus) would, upon completion of this global offering, increase:

(i)	our equity by R$[•] million;

(ii)	our pro forma equity per preferred share by R$[•]; and

(iii)	the dilution in pro forma book value per preferred share to new investors in this global offering by R$[•], in each case after giving effect to the issuances and related assumptions described above.

A decrease of R$1.00 in the offering price per preferred share of R$[•] (which is the midpoint of the indicative price range per share included on the cover page of this prospectus) would decrease the items described above by the same amounts but would trigger the exercise of the Warrants. As a result, (i) our shareholders’ equity would be reduced by R$[•] million; (ii) our pro forma shareholders’ equity per preferred share would be reduced by R$[•]; and (iii) the dilution in pro forma book value per preferred share to new investors in this global offering would be reduced by R$[•], in each case after giving effect to the issuances and related assumptions described above.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with:

•	our audited consolidated financial statements as of and for each of the years ended December 31, 2013, 2012 and 2011 and the related notes;

•	our unaudited interim condensed consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 and the related notes;

•	TRIP’s audited financial statements as of November 30, 2012, December 31, 2011, December 31, 2010 and January 1, 2010, and for the period from January 1, 2012 through November 30, 2012 and for each of the years ended December 31, 2011 and 2010, and the related notes; and

•	the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

all included elsewhere in this prospectus.

Our selected financial data included below is derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. Our selected financial data as of and for the years ended December 31, 2013, 2012 and 2011 is derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial data as of and for the years ended December 31, 2010 and 2009 has been derived from our audited consolidated financial statements and audited in accordance with Brazilian and International Standards on Auditing, but are not required to be included in this prospectus. TRIP’s results from operations have been consolidated into our financial statements since November 30, 2012.

Our financial data included below as of and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited interim condensed consolidated financial statements, which were prepared in accordance with IAS 34 as issued by IASB and are included elsewhere in this prospectus. Our results of operations for the six months ended June 30, 2014 are not necessarily indicative of the operating results to be expected for the full year.

Statements of Operations Data

	For the Years Ended December 31,
	2013	2013	2012	2011	2010	2009
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	2,119,202	4,667,542	2,454,651	1,558,256	786,721	352,208
Other revenue	257,259	566,613	262,704	162,971	84,409	24,646

Total revenue	2,376,461	5,234,155	2,717,355	1,721,227	871,130	376,854
Operating expenses
Aircraft fuel	(807,855)	(1,779,300)	(1,073,261)	(684,442)	(341,006)	(165,647)
Salaries, wages and benefits	(364,736)	(803,331)	(510,435)	(345,511)	(189,997)	(118,897)
Aircraft and other rent	(241,770)	(532,498)	(229,393)	(109,069)	(68,733)	(26,736)
Landing fees	(129,720)	(285,709)	(156,468)	(78,016)	(38,651)	(19,715)
Traffic and customer servicing	(93,738)	(206,459)	(130,076)	(96,054)	(54,289)	(45,821)
Sales and marketing	(94,329)	(207,759)	(131,708)	(93,498)	(54,004)	(39,901)
Maintenance, materials and repairs	(150,613)	(331,725)	(126,817)	(60,915)	(33,228)	(15,991)
Depreciation and amortization	(90,836)	(200,067)	(106,013)	(87,541)	(51,258)	(32,255)
Other operating expenses	(190,268)	(419,065)	(244,543)	(141,085)	(90,807)	(54,733)

	(2,163,865)	(4,765,913)	(2,708,714)	(1,696,131)	(921,973)	(519,696)
Operating income (loss)	212,596	468,242	8,641	25,096	(50,843)	(142,842)
Financial result
Financial income	28,010	61,692	9,715	13,360	6,475	15,066
Financial expenses	(143,683)	(316,462)	(162,675)	(114,373)	(55,691)	(30,005)
Derivative financial instruments, net	(5,461)	(12,027)	10,009	3,402	(2,867)	—
Foreign currency exchange, net	(47,792)	(105,262)	(37,659)	(32,936)	5,359	57,390

Net income (loss) before income tax and social contribution	43,670	96,183	(171,969)	(105,451)	(97,567)	(100,391)
Income tax and social contribution	(36,975)	(81,437)	—	—	—	—
Deferred income tax and social contribution	2,708	5,965	1,127	—

Income/(loss) for the year	9,403	20,711	(170,842)	(105,451)	(97,567)	(100,391)

Basic and diluted income/(loss) for the year per common share R$/US$(2)	0.00	0.01	(0.03)	(0.02)	(0.02)	(0.02)
Basic and diluted income/(loss) for the year per preferred share R$/US$	0.10 (3)	0.23 (3)	(2.53)	(1.61)	(1.49)	(1.54)
Other financial data (unaudited):
EBITDA(4)	250,179	551,020	87,004	83,103	2,907	(53,197)
Adjusted EBITDA(5)	303,432	668,309	114,654	112,637	415	(110,587)
Adjusted EBITDAR(6)	545,202	1,200,807	344,047	221,706	69,148	(83,851)
Adjusted EBITDAR Margin (%)(7)	22.9%	22.9%	12.7%	12.9%	7.9%	(22.3%)

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share.
(3)	Represents the basic and diluted income for the year per Class A preferred share.
(4)	We calculate EBITDA as net income (loss) plus net financial income (expense), income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidy, or the basis for dividend distribution. Other companies may calculate EBITIDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability.

(5)	Adjusted EBITDA is equal to EBITDA adjusted to exclude the non-cash expenses related to foreign currency exchange rate variations and derivative financial instruments. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently tha us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDA does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability.
(6)	Ajusted EBITDAR is equal Adjusted EBITDA adjusted to exclude the non-cash expenses related to aircraft and other rent expenses. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDAR differently tha us. Adjusted EBITDAR serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDAR does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability
(7)	Represents Adjusted EBITDAR divided by total operating revenue.

	For the Six Months Ended June 30,
	Unaudited
	2014	2014	2013
	(U.S.$)(1)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	1,116,719	2,459,573	2,185,467
Other revenue	142,744	314,394	256,796

Total revenue	1,259,463	2,773,967	2,442,263
Operating expenses
Aircraft fuel	(430,143)	(947,390)	(838,848)
Salaries, wages and benefits	(227,226)	(500,465)	(372,657)
Aircraft and other rent	(145,636)	(320,763)	(237,591)
Landing fees	(69,263)	(152,552)	(133,222)
Traffic and customer servicing	(50,617)	(111,483)	(98,558)
Sales and marketing	(52,855)	(116,414)	(99,095)
Maintenance, materials and repairs	(80,263)	(176,780)	(173,369)
Depreciation and amortization	(46,207)	(101,770)	(95,999)
Other operating expenses	(97,422)	(214,573)	(200,772)

	(1,199,632)	(2,642,190)	(2,250,111)
Operating income	59,831	131,777	192,152
Financial result
Financial income	8,244	18,157	6,570
Financial expenses	(94,707)	(208,593)	(207,060)
Derivative financial instruments, net	(9,983)	(21,988)	(6,264)
Foreign currency exchange, net	17,991	39,625	(62,674)

Loss before income tax and social contribution	(18,625)	(41,022)	(77,276)
Income tax and social contribution	—	—	(39,837)
Deferred income tax and social contribution	1,342	2,955	2,991

Loss for the period	(17,284)	(38,067)	(114,122)

Basic loss per common share	(0.00)	(0.01)	(0.01)
Diluted loss per common share	(0.00)	(0.01)	(0.01)
Basic loss per preferred share(2)	(0.19)	(0.41)	(1.27)
Diluted loss per preferred share(2)	(0.19)	(0.41)	(1.27)
Other financial data (unaudited):
EBITDA(3)	114,045	251,184	219,213
Adjusted EBITDA(4)	106,037	233,547	288,151
Adjusted EBITDAR(5)	251,673	554,310	525,742
Adjusted EBITDAR Margin (%)(6)	20.0%	20.0%	21.5%

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share.

(3)	We calculate EBITDA as net income (loss) plus net financial income (expense), income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidy, or the basis for dividend distribution. Other companies may calculate EBITIDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability.
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude the non-cash expenses related to foreign currency exchange rate variations and derivative financial instruments. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDA does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability.
(5)	Ajusted EBITDAR is equal Adjusted EBITDA adjusted to exclude the non-cash expenses related to aircraft and other rent expenses. Adjusted EBITDAR is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITIDAR does not include certain costs related to our business, it has limitations which affect it use as an indicator of our profitability
(6)	Represents Adjusted EBITDAR divided by total operating revenue.

Balance Sheet Data

The following table presents key line items from our historical balance sheet data:

	As of December 31,
	2013	2013	2012	2011	2010	2009
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	248,029	546,283	271,116	131,664	96,909	166,708
Total assets	2,548,370	5,612,784	4,751,785	1,964,003	1,223,955	897,265
Loans and financing	1,377,841	3,034,695	2,989,175	1,439,581	780,181	481,117
Equity	216,260	476,313	351,031	58,382	179,864	279,437
Total liabilities and equity	2,548,370	5,612,784	4,751,785	1,964,003	1,223,955	897,265

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of June 30,
	Unaudited
	2014	2014	2013
	(U.S.$) (1)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	110,300	242,936	256,508
Total assets	2,591,059	5,706,808	5,089,903
Loans and financing	1,432,834	3,155,816	3,236,319
Equity	199,954	440,398	242,070
Total liabilities and equity	2,591,059	5,706,808	5,089,903

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Data

	As of and For the Years Ended December 31,
	Unaudited
	2013		2013	2012	2011	2010	2009
Operating Statistics (unaudited):
Operating aircraft at end of period	133		133	118	49	26	14
Total aircraft at end of period	137		137	127	49	27	14
Airports served at end of period	103		103	100	42	28	16
Average daily aircraft utilization (hours)	10.4		10.4	11.5	12.9	13.6	12.70
Stage length	725		725	778	859	968	990
Number of departures	277,384		277,384	143,363	92,343	47,873	24,574
Block hours	414,660		414,660	220,184	150,543	82,793	43,302
Passenger flight segments	19,808,882		19,808,882	11,718,784	8,161,458	4,414,731	2,137,618
Available seat kilometers (ASKs) (millions)	18,905,487		18,905,487	11,495,008	8,598,424	5,065,737	2,695,749
Load Factor (%)	79.1%		79.1%	78.83%	81.1%	83.7%	79.7%
Passenger revenues (in thousands)	US$2,119,202	(1)	R$4,667,452	R$2,454,651	R$1,558,256	786,721	352,208
Revenue passenger kilometers (RPKs) (thousands)	US$11.21	(1)	R$24.69	R$21.35	R$18.12	4,239,476	2,148,840
Operating revenue per ASK (cents) (RASK)	US$12.57	(1)	R$27.69	R$23.64	R$20.02	R$17.20	R$13.98
Yield per ASK (cents)	US$14.17	(1)	R$31.22	R$27.09	R$22.35	R$18.56	R$16.39
Trip cost	US$7,841	(1)	R$17,269	R$18,894	R$18,368	R$19,259	R$21,148
End-of-period FTEs per operating aircraft	74		74	76	88	105	109
CASK (cents)	US$11.45	(1)	R$25.21	R$23.56	R$19.73	R$18.20	R$19.28
CASK (ex-fuel) (cents)(2)	US$7.17	(1)	R$15.80	R$14.23	R$11.77	R$11.47	R$13.13
Fuel liters consumed (thousands)	749,861		749,861	469,458	337,437	205,541	106,713
Average fuel cost per liter	US$1.08	(1)	R$2.37	R$2.29	R$2.03	R$1.66	R$1.55

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2013 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

	As of and For the Six Months Ended June 30,
	Unaudited
	2014		2014	2013
Operating Statistics (unaudited):
Operating aircraft at end of period	136		136	120
Total aircraft at end of period	141		141	134
Airports served at end of period	100		100	102
Average daily aircraft utilization (hours)	9.6		9.6	10.4
Average daily E-Jet utilization (hours)	10.9		10.9	11.6
Average daily ATR utilization (hours)	7.7		7.7	8.8
Stage length	729		729	720
Number of departures	135,503		135,503	135,199
Block hours	206,791		206,791	201,267
Passenger flight segments	10,368,207		10,368,207	9.655.079
Revenue passenger kilometers (RPKs) (million)	7,622		7,622	7,126
Available seat kilometers (ASKs) (millions)	9,534		9,534	9,052
Load Factor (%)	80.0%		80.0%	78.7%
Passenger revenues (in thousands)	US$1,116,719	(1)	R$2,459,573	R$2,185,467
Passenger revenue per ASK (cents) (PRASK)	US$11.7	(1)	R$25.8	R$24.1
Operating revenue per ASK (cents) (RASK)	US$13.2	(1)	R$29.1	R$27
Yield per ASK (cents)	US$14.65	(1)	R$32.27	R$30.68
Trip cost	US$8,857	(1)	R$19,508	R$16,643
End-of-period FTEs per operating aircraft	76		76	76
CASK (cents)	US$12.58	(1)	R$27.71	R$24.86
CASK (ex-fuel) (cents)(2)	US$8.07	(1)	R$17.78	R$15.59
Fuel liters consumed (thousands)	378,852		378,852	362,769
Average fuel cost per liter	US$1.10	(1)	R$2.44	R$2.31

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2014 have been translated to U.S. dollars using the rate R$2.2025 as of June 30, 2014, which was the commercial selling rate for U.S. dollars as of June 30, 2014, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus, as well as the data set forth in “Summary Financial and Operating Data” and “Selected Consolidated Financial Information.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We have been the fastest growing airline in Brazil in terms of ASKs since we commenced operations in December 2008 and currently have the largest airline network in the country in terms of cities served and daily departures, with service at June 30, 2014 to 100 destinations, 225 routes and 800 departures per day. We are in the process of expanding our operations with selected non-stop service to high-demand locations in the United States, which we expect to launch in December 2014. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets, with the result that we are the sole airline on 61.4% of our existing routes. For the six months ended June 30, 2014 we generated an Adjusted EBITDAR margin of 20.0%, the highest among South American publicly-held airlines according to results of operations furnished to the SEC, and had a 32.3% share of the Brazilian aviation market in terms of departures.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations and have consolidated its results of operations into our financial statements since November 30, 2012. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 64 cities as of June 30, 2014 and consolidate our position as the leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area and gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo. In addition, our financial performance has significantly improved since the acquisition, reflecting what we believe are the synergy gains of our combined networks.

We believe we have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe we can continue expanding our domestic network while simultaneously leveraging the strong connectivity we have created in Brazil to benefit from the addition of select international destinations in the United States.

Our flexible fleet enables us to serve smaller and larger markets by connecting them to our extensive network of destinations. Our domestic fleet of 140 aircraft, composed of 82 modern Embraer E-Jets, which seat up to 118 customers, and 58 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who exclusively fly larger aircraft within Brazil. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. Our current business plan contemplates the addition of next generation narrowbody and widebody aircraft, which we believe will allow us to further improve the efficiency of our existing fleet and serve additional destinations. We believe that our strategic fleet plan will allow us to maintain industry-leading trip costs and further reduce our CASK, both in absolute terms and relative to our competitors. With an average age of 3.6 years at December 31, 2013, our fleet is younger than that of our main competitors, Gol and TAM.

Principal Factors Affecting Our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Brazilian economic environment

As currently all our flight operations are within Brazil, our revenues and profitability are affected by conditions in the Brazilian economy. Our operations and the airline industry in general, are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses, and generally increase our credit rank, particularly with respect to our trade receivables.

The growth in the Brazilian civil aviation market has been closely correlated to growth in Brazilian GDP according to ANAC. The GDP growth was 2.3%, 0.9%, 2.7% and 7.5% for the years ended December 31, 2013, 2012, 2011, and 2010, respectively, according to IBGE. In terms of passenger demand as measured by RPKs, the Brazilian domestic flight market grew 1.4% in 2013, 6.8% in 2012, 15.9% in 2011 and 23.5% in 2010 according to ANAC. During the six months ended June 30, 2014, passenger demand as measured by RPK increased 6.7%.

We believe that our business model allows us to benefit from Brazil’s economic growth, particularly among the middle class and in small and medium sized cities as well as in the economic strongholds of the São Paulo and Rio de Janeiro areas. Additionally, we believe that a significant number of Brazilians are still ascending the socioeconomic scale and air travel becomes a convenient and affordable alternative to bus and automobile travel for them.

Impact of airline industry competition and aviation fuel costs

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, flight schedules, flight times, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, brand recognition, code-sharing relationships, and loyalty programs and redemption opportunities. Price competition occurs on a market-by-market, route-by-route and flight schedules basis through price discounts, changes in pricing structures, fare matching, target promotions and loyalty program initiatives.

Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility primarily through our fixed price agreement with Petrobras Distribuidora and through commodity forward agreements. See “Operating Expenses.” Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. We had hedged 17.9% of our forecasted 2014 fuel consumption as of June 30, 2014. Petrobras, the leading player in the Brazilian oil industry and the parent company of Petrobras Distribuidora, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on different regional taxes.

Effects of exchange rates, interest rates and inflation

Our results of operations are affected by currency fluctuations. As of June 30, 2014, nearly all of our revenues were denominated in reais. As of December 31, 2013 and June 30, 2014, approximately 55.5% and 53.0%, respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft lease payments, certain flight hour maintenance contract payments and aircraft insurance.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations. In 2013 and for the six months ended June 30, 2014, approximately 21% and 23%, respectively, of our real-denominated expenses, including salaries, catering and handling expenses were impacted by changes in inflation.

The Central Bank changes the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans, financing and debentures. As of December 31, 2013, we had R$3,034 million in loans and debentures of which 45.9% was indexed to the CDI Rate, or overnight interbank/branch benchmark interest rate, and 4.2% was indexed to the TJLP rate. As of June 30, 2014, we had R$3,155 million in loans and debentures of which 45.0% was indexed to the CDI Rate, and 4.2% was indexed to the TJLP rate. The CDI rate as measured by CETIP, a Brazilian custodian and liquidation agent, was 8.0%, 8.4% and 11.6% for the years ended December 31, 2013, 2012 and 2011, respectively. The average TJLP rate was 5.0%, 5.0%, 5.8% and 6.5% for the six months ended June 30, 2014 and for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its growth targets.

The following table shows data for real GDP growth, inflation and interest rates in Brazil, the U.S. dollar/real exchange rate and crude oil prices for and as of the periods indicated.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011
Real growth in gross domestic product.	0.5%	2.7%	2.3%	0.9%	2.7%
Inflation (IGP-M)(1)	6.2%	6.3%	5.5%	7.6%	5.0%
Inflation (IPCA)(2)	6.5%	6.7%	5.9%	5.8%	6.5%
TJLP(3)	5.0%	5.0%	5.0%	5.8%	6.0%
CDI rate (average)(4)	10.5%	7.2%	8.0%	8.4%	11.6%
LIBOR(5)	0.2%	0.3%	0.3%	0.4%	0.3%
Period-end exchange rate—reais per US$ 1.00	2.202	2.215	2.343	2.044	1.876
Average exchange rate—reais per US$ 1.00(6)	2.297	2.033	2.159	1.954	1.674
Average appreciation (depreciation) of the real vs. US$	(13.0)%	(9.0)%	(10.5)%	(16.7)%	4.8%
West Texas Intermediate, or WTI, crude price (average US$ per barrel during period)	100.84	94.26	98.05	94.15	95.11

Source: FGV, IBGE, the Central Bank, Bloomberg and Energy information administration

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE—Instituto Brasileiro de Geografia e Estatística.
(3)	TJLP is the Brazilian long-term interest rate.
(4)	The CDI rate is an average of inter-bank overnight rates in Brazil (daily average for the year).
(5)	Average US dollar three-month London Inter-Bank Offer Rate.
(6)	Average of the exchange rate on each business day of the year.

TRIP Acquisition

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. We announced the acquisition in May 2012 and have consolidated TRIP’s results of operations into our financial statements since November 30, 2012, after receiving approval for the acquisition from ANAC, the Brazilian civil aviation authority. CADE, the Brazilian antitrust authority, approved the acquisition in March 2013. No other approvals are required for the TRIP Acquisition.

Through the TRIP acquisition, we gained strategic slots at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas. The fleet similarity between the two airlines and complimentary networks allowed us to rapidly integrate our activities. We have fully integrated our operations and have been working as a single operating company since June 2014.

We incurred R$44.0 million and R$16.7 million in non-recurring expenses in connection with the TRIP Acquisition and integration in 2012 and 2013, respectively, principally for financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance and employee benefit-related expenses, and the integration of numerous processes, policies, procedures, operations, technologies and systems. We also incurred R$48.2 million of non-recurring expenses during the six months ended June 30, 2014, mainly related to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers. We do not expect to incur additional expenses in connection with the integration of Azul and TRIP going forward.

For additional information relating to the assets and liabilities we recognized as a result of the TRIP Acquisition, see Note 5 to our audited consolidated financial statements.

IFRS pronouncements that may affect our future results of operations

There are certain IFRS standards and interpretations currently issued but not yet in effect that could materially impact the presentation of our financial position or performance once such standard and interpretations become effective. See Note 3.19 to our audited consolidated financial statements.

Principal Components of Our Results of Operations

Operating Revenues

We obtain our revenues primarily from transporting customers in our aircraft. For the year ended December 31, 2013, 89.2% of our revenues were derived from passenger fares, and 10.8% were derived from ancillary revenues, including cargo revenues. For the six months ended June 30, 2014, 88.7% of our revenues were derived from passenger fares, and 11.3% were derived from ancillary revenues. Nearly all of our revenues are denominated in reais. Passenger revenues are recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenues are recognized when transportation is provided. Other ancillary revenues consist primarily of ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Non ticket revenues are generally recognized at the time the ancillary products are purchased or services are provided.

Passenger revenues depend on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant passenger RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.

Our revenues are net of certain taxes, including state-value added tax, the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS; and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state and ranges from 4% to 19%. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively, due to a specific rule which enforces the use of the cumulative system of PIS and COFINS on these revenues. The remaining revenue related to air transportation activity is levied at rates of 1.65% and 7.60%, respectively. The Municipal Tax on Services (Imposto Sobre Serviços) is a municipal tax assessed at rates varying from 2% to 5% of our service rendered revenues.

Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business is subject to significant seasonal fluctuations. We generally expect demand to be greater in the first and fourth quarter of each calendar year compared to the second and third quarter of each year. This demand increase occurs due to an increase in travel during the Christmas season, Carnival and the Brazilian school summer vacation period. The air transportation business is also volatile and highly affected by economic cycles and trends. Fluctuations in aviation fuel prices, customer discretionary spending, fare initiatives, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past.

ANAC, the Brazilian civil aviation agency, may influence our ability to generate revenue as it is responsible for approving the concession of landing rights slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on approvals for new routes, increased frequencies and additional aircraft by ANAC.

Operating Expenses

We are committed to maintaining a low cost operating structure and we seek to keep our expenses low by operating a young efficient fleet with a single-class of service, maintaining high employee productivity, investing significantly in technology, utilizing our fleet efficiently and deploying low-cost distribution processes.

Our largest operating expense is aviation fuel, which represented 37.3% of our total operating expenses for the year ended December 31, 2013 and 35.9% for the six months ended June 30, 2014. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar. From the beginning of 2003 to December 2013, the price of West Texas Intermediate oil, or WTI oil, the reference price used internationally to price oil, quoted in U.S. dollars, increased 209.0%, from US$31.85 per barrel in 2003 to US$98.42 per barrel in 2013. For the six months ended June 30, 2014, the WTI oil price increased 7.0%, from US$94.26 per barrel as of June 30, 2013 to US$100.84 per barrel as of June 30, 2014.

In order to protect our exposure to jet fuel prices, we have developed a customized contract hedging product with Petrobras, which enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, our hedging contract with Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well.

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift.

Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance (referred to as the “Anjo Azul” program), school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

Our aircraft and other rent expenses consist of monthly operating lease rents for aircraft, spare engines, flight simulators and other equipment under the terms of the related operating leases recognized on a straight-line basis. We use short-term arrangements to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations. Our aircraft and other rent expenses also include the portion of maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities, which portion is unlikely to be reimbursed to us by the lessor. A Brazilian Presidential Decree No. 8,187 enacted on January 17, 2014 amended the existing legislation regarding the term of temporary admission regime for lease operations. The regime will be granted for a period of 100 months and, before its term, we may require another temporary admission regime.

Traffic and customer servicing includes the cost of airport facilities, ground handling charges, customer bus service and inflight services and supplies. We provide complimentary bus services between a limited number of locations and strategic airports, such as transportation from the city of São Paulo to Campinas airport, and we believe that the additional customers we attract by offering this service more than offset its cost.

Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid for third-party reservation systems and agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 93.2% and 91.7% of our consolidated passenger revenues through our website, including direct connect bookings with travel agencies, in 2013 and during the six months ended June 30, 2014, respectively. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter, YouTube and viajamos.com.br, a travel advice website created and owned by us) and generating word of mouth recognition, including visibly branded complimentary bus service and guerilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Depreciation and amortization expense includes the depreciation of all fixed assets we own or are under finance leases, and amortization of leasehold improvements. For owned aircraft, we employ the built-in overhaul method which results in the capitalization of engine heavy maintenance shop visits that are amortized to depreciation expense. For aircraft under operating leases, we recognize engine maintenance expenses at time of overhaul.

Landing fees include airport charges for each landing and aircraft parking, connecting fees as well as aeronautical and navigation fees. Most of these fees vary based on our level of operations and the rates are set by INFRAERO and DECEA. Also, we expect that the incentive program for the regional aviation industry published by the Brazilian government in July 2014, pursuant to which subsidies and airport fee exemptions for regional flights will be provided, will reduce our landing fees and promote the development of airports where we operate.

Our maintenance, material and repair expenses consist of line and scheduled heavy maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Since the average age of our operating fleet was 3.6 years as of December 31, 2013 and 4.0 years as of June 30, 2014, and most of the parts on our aircraft are under four-year warranties, our aircraft have required a low level of maintenance. As our aircraft age, these costs will increase. We do not own most of our spare parts inventories and the costs we incur to contract with third parties to maintain and provide us replacement parts when needed are included in maintenance. For owned aircraft, we employ the built-in overhaul method which results in the capitalization of engine shop visits for heavy maintenance that are amortized to depreciation expense.

Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, communication costs, professional fees, travel and training expenses for crews and ground personnel, and all other overhead expenses.

Some of our expenses, such as fuel, aircraft operating lease payments and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. Aircraft rents are also partially exposed to interest rate fluctuations. We currently enter into arrangements to hedge against increases in fuel prices, foreign exchange and interest rates. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Financial Results

Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI rate) and short-term investments. Our financial expense includes interest expense on our owned aircraft debt, loans and financings and working capital facilities. As of December 31, 2013 and as of June 30, 2014, 33.4% and 43.8% of our aircraft debt was denominated in reais, respectively, and therefore not exposed to currency fluctuations. We capitalize interest on our pre-delivery deposit payments, or PDPs, to aircraft manufacturers for future aircraft deliveries. These amounts are recorded as part of the cost of the aircraft upon delivery. Capitalization of interest ceases when the asset is ready for service. The balances of derivative financial instruments include gains or losses on our undesignated financial instruments used to hedge our exposures. Foreign currency exchange is the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar. Although all of our non-aircraft debt is in reais, we have both local and foreign currency aircraft-related debt instruments, and are using various financial instruments, including those used to limit our exposure to floating interest rates and foreign currency exchange rates.

Taxes

We account for income taxes using the liability method. We record deferred tax assets only when, based on the weight of the evidence, it is more likely than not that the deferred tax assets will be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. See “—Critical Accounting Policies—Deferred Taxes.” In assessing whether the deferred tax assets are realizable, our management considers whether it is more likely than not that some or all of the deferred tax assets will be utilized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. Critical accounting policies are those that reflect significant judgments or estimates about matters that could potentially result in materially different outcomes under different assumptions and conditions. We believe that our estimates and judgments are reasonable. However, actual results and the timing of recognition of such amounts could differ from our estimates. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements as of December 31, 2013.

Property and Equipment. Property and equipment are recorded at acquisition or construction cost (which include interest and other financial charges) and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Under International Accounting Standard, or IAS, 16 “Property, Plant and Equipment,” major engine overhauls are treated as a separate asset component with the cost capitalized and depreciated over the period to the next overhaul. In estimating the lives and expected residual values of our airframes and engines, we primarily have relied upon actual experience with the same or similar aircraft types and recommendations from third parties. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft, governmental regulations related to aging aircraft.

We evaluate annually whether there is an indication that our property and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of long-lived assets. An impairment loss exists when the book value of an asset unit exceeds its recoverable amount, which is the higher of fair value less selling costs and value in use. The calculation of fair value less selling costs is based on information available of sales transactions regarding similar assets or market prices less additional costs for disposing of assets.

Lease accounting. Aircraft lease agreements are accounted as either operating or finance leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as debt. Finance leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated by the lowest value between the remaining useful life of the lease assets or the contractual term, and impairment tests are performed on an annual basis. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer risks and benefits to us are classified as operating leases. Operating lease payments are accounted as rent, and the lease expense is recognized when incurred through the straight-line method.

Revenue Recognition. Revenues from tickets sold are recognized when transportation is provided. Prior to the date when transportation is provided, tickets sold are recorded as an advance ticket sale under air traffic liability. Tickets expire within one year. We recognize a portion of advance ticket sales as revenue at the time the scheduled flight departs, based on historical data relating to the percentage of tickets sold and not used prior to the expiration date.

TudoAzul Program. TudoAzul, our loyalty program rewards customers for the amount paid for flights as opposed to the number of miles flown, thereby seeking to create a stronger link between passenger revenue and loyalty rewards. The amount of points earned depends on TudoAzul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. Each TudoAzul point expires within two years of the issuance date. The air traffic liability created by the issuance of points is based on the price at which the points were sold to Azul and non-airline partners. Revenue is recognized once TudoAzul members, after redeeming their points for flight tickets, are transported.

Before June 16, 2013 our loyalty program was based on credits accumulated representing between 5% and 10% of the ticket value. Once a total amount of R$50 was accumulated, customers would receive a voucher which could be used as a discount on an upcoming flight.

The primary estimate we use to calculate provisions relates to points we assume will expire due to inactivity or breakage, which expire after 24 months of being issued if unused. We update our breakage estimates quarterly based on historical data, which may not be an accurate predictor of future breakage.

Maintenance Materials and Repair Costs. We account for engine heavy maintenance under the built-in overhaul method for owned aircraft where the estimated cost of engine heavy maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next such heavy maintenance event based on our expected usage or the useful life of the engines, whichever is lower.

Certain maintenance functions, including engine maintenance, are outsourced under contracts that require payment based on a performance measure such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are expensed based on contractual payment terms.

Repairs and routine maintenance expenses are charged as incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets. These maintenance costs are depreciated over a useful life determined in accordance with the period until the next scheduled significant maintenance.

Maintenance Reserves. Maintenance reserves are paid in U.S. dollars to aircraft lessors in advance of the performance of heavy maintenance and are usually recorded as prepaid maintenance deposits on our balance sheet. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. Certain of these amounts are reimbursed to us after we perform the respective maintenance to the lessor’s satisfaction. If at any point we determine that the recovery of the amounts retained by the lessor through future maintenance events is not probable, such amounts are expensed as additional aircraft rent. In addition, the exchange rate differences on payments, net of maintenance costs, are recognized as an expense in our financial results.

Share-Based Payments. Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. The fair value of our common stock is estimated based on the market method that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. We measure transactions with crewmembers settled with equity instruments at the grant date using the Black-Scholes option pricing model. The resulting amount, adjusted for forfeitures, is charged to expense over the period in which the options vest.

Derivative Financial Instruments. We account for derivative financial instruments in accordance with IAS 39—Financial Instruments: Recognition and Measurement, and record them at fair value. Subsequent changes in fair value are recorded in profit or loss, unless the derivative meets the criteria for hedge accounting. At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge and how it will be effective in offsetting the changes in fair value or cash flows. Our derivative financial instruments are assessed quarterly to determine if they have been effective throughout the entire period for which they have been designated. Any gain or loss resulting from changes in the fair value of our derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in financial results. When the fair value of financial assets and liabilities presented in our balance sheet cannot be obtained in an active market, we determine fair value using assessment techniques prevailing in the market, including the discounted cash flow method, and a certain level of judgment is required to establish fair value in this way. This judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of financial instruments.

Provision for Tax, Civil and Labor Risks. We record provisions for all contingencies in civil, tax and labor claims that represent probable losses. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel. We review and adjust provisions to take into account changes in circumstances such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new issues or court decisions. In addition, due to IFRS accounting rules for business combinations, we are also required to record a provision for contingent liabilities originated in TRIP, and which are assessed as possible loss.

Deferred Taxes. Deferred tax assets and liabilities are recognized based on the differences between the carrying amounts recorded in the financial statements and the tax basis of the assets and liabilities, using enacted tax rates. Our management regularly reviews deferred tax assets, taking into consideration historical operating results and probable term and level of future taxable profits, along with future available tax planning strategies. There are uncertainties regarding the interpretation of complex tax regulations and the amount and time of future taxable profit. Given the long term nature and complexity of existing contractual instruments, differences between actual results and assumptions, or future changes in these assumptions could require future adjustments to amounts previously recorded.

Business Combination. We have accounted for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill and Intangible Assets. We allocate goodwill and intangible assets (such as certain slots and routes) with indefinite lives acquired through business combinations for impairment testing purposes to a single cash-generating unit. We are required to test goodwill for impairment annually or sooner if we experience indicators of impairment, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use. We make these impairment tests by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights which were acquired as part of the TRIP Acquisition were capitalized at fair value on the acquisition date, and are not amortized. These rights are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date, and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. At December 31, 2013 and June 30, 2014, no impairment on goodwill and other intangible assets was recognized.

Results of Operations

General. As of June 30, 2014, we served 100 destinations in Brazil with 800 daily flights. We made our first flight in December 2008. According to Innovata, we had achieved a 32.8% share of the Brazilian aviation market by departures as of June 30, 2014. According to ANAC, in the six months ended June 30, 2014, we had a 16.9% market share measured by RPK. We believe that our fleet of modern E-Jets, which seat up to 118 customers, and fuel-efficient ATR aircraft, which seat up to 70 customers, effectively matches capacity to demand and allows us to offer more convenient and frequent non-stop service than our main competitors who fly larger aircraft. Our leading revenue performance and competitive cost structure gave us Adjusted EBITDAR margin for the six months ended June 30, 2014 of 20.0% compared to 17.8% for Gol and 14.2% for LATAM, our main competitors, according to their results of operations furnished to the SEC for the second quarter of 2014. See “Summary Financial and Operating Data” for a reconciliation or our Adjusted EBITDAR to net income.

The following chart includes certain operating information that evidences our growth between 2008 through June 30, 2014:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)
December 31, 2008	3	712	3	2	5
December 31, 2009	16	1,541	8	6	14
December 31, 2010	28	2,940	15	13	28
March 30, 2011	33	3,374	17	15	32
June 30, 2011	38	3,679	19	19	38
September 30, 2011	40	4,002	19	24	43
December 31, 2011	42	4,323	22	27	49
March 30, 2012	47	4,803	25	30	55
June 30, 2012	49	5,072	27	28	55
September 30, 2012	50	5,196	29	27	56
December 31, 2012(2)	100	8,914	56	71	127
March 31, 2013	103	9,035	58	72	130
June 30, 2013	102	9,261	58	73	131
September 30, 2013	102	9,605	58	73	131
December 31, 2013	103	9,848	57	80	137
March 31, 2014	104	9,998	56	82	138
June 30, 2014	100	10,329	56	85	141

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets in our balance sheet.
(2)	Includes operating information resulting from the TRIP Acquisition since November 30, 2012.

Comparison of the six months ended June 30, 2014 to the six months ended June 30, 2013

	For the Six Months Ended June 30,		Percent Change
	2014	2013
	Unaudited	Unaudited
	(in thousands of reais)
Operating revenue:
Passenger revenue	2,459,573	2,185,467	12.5
Other revenue	314,394	256,796	22.4
Total operating revenue	2,773,967	2,442,263	13.6
Operating expenses:
Aircraft fuel	(947,390)	(838,848)	12.9
Salaries, wages and benefits	(500,465)	(372,657)	34.3
Aircraft and other rent	(320,763)	(237,591)	35.0
Landing fees	(152,552)	(133,222)	14.5
Traffic and customer servicing	(111,483)	(98,558)	13.1
Sales and marketing	(116,414)	(99,095)	17.5
Maintenance materials and repairs	(176,780)	(173,369)	2.0
Depreciation and amortization	(101,770)	(95,999)	6.0
Other operating expenses	(214,573)	(200,772)	6.9
Total operating expenses	(2,642,190)	(2,250,111)	17.4
Operating income	131,777	192,152	(31.4)
Financial result:
Financial income	18,157	6,570	176.4
Financial expense	(208,593)	(207,060)	0.7
Derivative financial instruments, net	(21,988)	(6,264)	251.0
Foreign currency exchange, net	39,625	(62,674)	—

Loss before income tax and social contribution	(41,022)	(77,276)	(46.9)
Income tax and social contribution	—	(39,837)	—
Deferred income tax and social contribution	2,955	2,991	(1.2)
Loss for the period	(38,067)	(114,122)	(66.6)

Basic loss per common share(1)—R$	(0.01)	(0.01)
Diluted loss per common share(1)—R$	(0.01)	(0.01)
Basic loss per preferred share(1)—R$	(0.41)	(1.27)
Diluted loss per preferred share(1)—R$	(0.41)	(1.27)

(1)	Reflects a conversion ratio of 75.0 common shares to 1.0 preferred share.

Our operating income decreased 31.4%, or R$60.4 million, from R$192.2 million in the six months ended June 30, 2013 to R$131.8 million in the six months ended June 30, 2014. This decrease was mainly due to (i) one-time expenses of R$48.2 million, mainly related to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers following the TRIP Acquisition, and (ii) the 13% average depreciation of the real against the U.S. dollar, which affected primarily our aircraft rent expenses and jet fuel prices. We reported a net loss of R$38.1 million for the six months ended June 30, 2014 compared to a net loss of R$114.1 million for the same period in 2013.

The table below sets forth the breakdown of our operating revenues and expenses on a per ASK basis for the periods indicated:

	For the Six Months Ended June 30,		Percent Change
	2014	2013
	(per ASK in R$ cents)
Operating revenue:
Passenger revenue	25.80	24.15	6.8
Other revenue	3.30	2.83	16.4

Total operating revenues	29.09	26.98	7.8

Operating expenses:
Aircraft fuel	9.94	9.27	7.2
Salaries, wages and benefits	5.25	4.12	27.5
Aircraft and other rent	3.36	2.62	28.2
Landing fees	1.60	1.47	8.7
Traffic and customer servicing	1.17	1.09	7.4
Sales and marketing	1.22	1.09	11.5
Maintenance materials and repairs	1.85	1.92	-3.2
Depreciation and amortization	1.07	1.06	0.7
Other operating expenses	2.25	2.22	1.5

Total operating expenses	27.71	24.86	11.5

Operating Revenue

Operating revenue increased 13.6%, or R$331.7 million, from R$2,442.3 million in the six months ended June 30, 2013 to R$2,774.0 million in the six months ended June 30, 2014, primarily due (i) a 12.5% increase in passenger revenues and (ii) a 22.4% increase in other revenues.

Passenger Revenues

The R$274.1 million, or 12.5% increase in passenger revenues in the six months ended June 30, 2014 compared to the same period in 2013 was mainly attributable to (i) a 7.1% increase in passenger revenue per ASK (PRASK), and (ii) a 5.3% increase in capacity, as measured by ASKs. The increase in RASK was primarily due to an increase in yield of 5.2%, driven by our network maturity and a lower growth capacity in the industry.

Other revenue

The R$57.6 million, or 22.4% increase in other revenue was mainly due to a 16.9% increase in passenger related ancillary revenue as well as a 24.7% increase in cargo revenue due to the introduction of cargo services in new markets and higher demand for overnight deliveries and the improved connectivity of our network. In addition, due to the World Cup event charter flights revenue increased R$18.2 million. Other revenue per passenger increased 13.9% from R$26.6 in the six months ended June 30, 2013 to R$30.3 in the same period in 2014.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Six Months Ended June 30,		Percent Change
	2014	2013
Passenger revenues (in millions of reais)	2,459	2,186	12.5
Available seat kilometers (ASKs) (millions)	9,534	9,052	5.3
Load factor (%)	80.0%	78.7%	1.6p.p.
Passenger revenue per ASK (cents)	25.8	24.1	7.1
Operating revenue per ASK (cents)	29.1	27.0	7.8
Yield per passenger kilometer (cents)	32.27	30.68	5.2
Number of departures	135,503	135,199	0.2
Block hours	206,791	201,267	2.7
Average fare (in reais)	237.2	226.4	4.8
Stage lenght (kilometers)	729	720	1.2
Passengers	10,368,207	9,655,079	7.4

Operating Expenses

Operating expenses increased 17.4%, or R$392.1 million, from R$2,250.1 million in the six months ended June 30, 2013 to R$2,642.2 million in the six months ended June 30, 2014 mainly due to (i) a 5.3% increase in ASKs, (ii) the 13.0% average depreciation of the real against the U.S. dollar, which affected primarily our aircraft rent expenses and jet fuel prices, and (iii) expenses of R$48.2 million, mainly related to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers following the TRIP Acquisition.

Aircraft fuel. Aircraft fuel expense increased 12.9%, or R$108.5 million, in the six months ended June 30, 2014 compared to the same period in 2013, mainly due (i) a 2.7% increase in block hours, and (ii) a 5.5% increase in jet fuel prices from an average of R$2.31 per liter in the six months ended June 30, 2013 to an average of R$2.44 per liter during the same period in 2014. On a per ASK basis, aircraft fuel increased 7.2%, mostly due to the reasons above.

Salaries, wages and benefits. Salaries, wages and benefits increased 34.3%, or R$127.8 million, in the six months ended June 30, 2014 compared to the same period in 2013, due to (i) one-time expenses of R$48.2 million related to settlement agreements reached with pilots and flight attendants in connection with the TRIP Acquisition, (ii) a 5.5% increase in capacity, and (iii) a 6.0% scheduled increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil. Salaries, wages and benefits per ASK increased 27.5%.

Aircraft and other rent. Aircraft and other rent, which are mostly incurred in U.S. dollars, increased 35.0%, or R$83.2 million, in the six months ended June 30, 2014 compared to the same period in 2013, primarily due to (i) an increase in the number of aircraft under operating leases from 73 as of June 30, 2013 to 85 as of June 30, 2014, and (ii) the 13.0% average depreciation of the real against the U.S. dollar during the six month period ended June 30, 2014 compared to the same period last year. Aircraft and other rent per ASK increased 28.2% in the six months ended June 30, 2014 compared to the same period in 2013, mainly due to the same factors partially offset by a 1.2% increase in average stage-length.

Landing fees. Landing fees increased 14.5%, or R$19.3 million, in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to (i) the implementation of connection fees charged to passengers connecting at any domestic airport, effective July 2013, and (ii) adjustments in navigation fees to reflect inflation. Landing fees per ASK increased 8.7% mainly due to the increase in fees partially offset by a 1.2% increase in stage-length.

Traffic and customer servicing. Traffic and customer servicing expenses increased 13.1%, or R$12.9 million, in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to a 15.5% increase in ground handling fees, related to an increase in ramp employees hazard pay negotiated with their union. On a per ASK basis, traffic and customer servicing expense increased 7.4%.

Sales and marketing. Sales and marketing expenses increased 17.5%, or R$17.3 million, in the six months ended June 30, 2014 compared to the to the six months ended June 30, 2013, primarily due to a 12.5% increase in sales, which led to an increase in credit card processing fee expenses and commissions for travel agencies. Sales and marketing per ASK increased 11.5% for the same reasons.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 2.0%, or R$3.4 million, in the six months ended June 30, 2014 compared to the same period in 2013 primarily due to the 13% average depreciation of the real against the U.S. dollar, which increased amounts due under third-party contracts denominated in U.S. dollars, partially offset by a lower number of engine removals in the first six months ended June 30, 2014 compared to the same period in 2013. On a per ASK basis, maintenance, materials and repairs decreased 3.2%.

Depreciation and amortization. Depreciation and amortization increased 6.0%, or R$5.8 million, in the six months ended June 30, 2014 compared to the same period in 2013 primarily due to the acquisition of one E-Jet under debt financing over the last twelve months. Depreciation and amortization per ASK increased 0.7%.

Other operating expenses. Other operating expenses increased 6.9%, or R$13.8 million, in the six months ended June 30, 2014 compared to the same period in 2013 primarily due to (i) a R$15.0 million write off to reflect a adjustment in inventory count as of June 30, 2014, and (ii) an increase in transportation and meal expenses for crewmembers. This increase was partly offset by a 30% reduction in passenger re-allocation expenses relating to flight delays and cancelations and contingencies. Other operating expenses per ASK increased 1.5% mainly due to the adjustment of our inventory accounting records.

Financial Result

Financial income. Financial income increased 176.4%, or R$11.6 million, in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, mostly due to (i) an increase in cash and cash equivalents, short-term investments, and restricted cash from R$387.5 million to R$618.3 million, and (ii) higher interest rates earned on investments as a result of an increase of the average CDI interest rate from 7.2% in the six months ended June 30, 2013 to 10.5% during the same period in 2014.

Financial expenses. Financial expenses increased 0.7%, or R$1.5 million, in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 mostly due to the 13% average depreciation of the real against the U.S. dollar, as 41.0% of our total debt as of June 30, 2014 and 38.0% of our current and noncurrent loans and financing as of June 30, 2013 was denominated in U.S. dollars, partially offset by (i) a 2.5% reduction in our current and noncurrent loans and financing from R$3,236.3 million outstanding as of June 30, 2013 to R$3,155.8 million outstanding as of June 30, 2014, and (ii) lower interest rates applicable to our aircraft financings indexed to LIBOR, which decreased to U.S.$639.9 million in the six months ended June 30, 2014 from U.S.$779.8 million in the same period last year.

Derivative financial instruments, net. In the six months ended June 30, 2013 and June 30, 2014, we had losses of R$6.3 million and R$22.0 million, respectively, mainly resulting from U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses.

Foreign currency exchange, net. The net non-cash translation gain on our assets and liabilities when remeasured into reais amounted to a gain of R$39.6 million in the six months ended June 30, 2014. In the six months ended June 30, 2013, we had a net non-cash loss of R$62.7 million. This line item reflects the portion of our assets and liabilities denominated in U.S. dollars, primarily our aircraft financing facilities which increased due to the expansion of our fleet and the currency exchange movements that occur on a period-to-period basis.

Comparison of the year ended December 31, 2013 to the year ended December 31, 2012

	For the Years Ended December 31,		Percent Change
	2013	2012
	(in thousands of reais)
Operating revenue:
Passenger revenue	4,667,542	2,454,651	90.2
Other revenue	566,613	262,704	115.7

Total operating revenue	5,234,155	2,717,355	92.6
Operating expenses:
Aircraft fuel	(1,779,300)	(1,073,261)	65.8
Salaries, wages and benefits	(803,331)	(510,435)	57.4
Aircraft and other rent	(532,498)	(229,393)	132.1
Landing fees	(285,709)	(156,468)	82.6
Traffic and customer servicing	(206,459)	(130,076)	58.7
Sales and marketing	(207,759)	(131,708)	57.7
Maintenance materials and repairs	(331,725)	(126,817)	161.6
Depreciation and amortization	(200,067)	(106,013)	88.7
Other operating expenses	(419,065)	(244,543)	71.4

	(4,765,913)	(2,708,714)	75.9
Operating income	468,242	8,641	5,318.8
Financial result:
Financial income	61,692	9,715	535.0
Financial expense	(316,462)	(162,675)	94.5
Derivative financial instruments, net	(12,027)	10,009	—
Foreign currency exchange, net	(105,262)	(37,659)	179.5

Income (loss) before income tax and social contribution	96,183	(171,969)	—
Income tax and social contribution	(81,437)		—
Deferred income tax and social contribution	5,965	1,127	429.3
Income (loss) for the year	20,711	(170,842)	—

Basic and diluted income (loss) per common share(1):	0.01	(0.03)
Basic and diluted income (loss) per preferred share(1):	0.23	(2.53)

(1)	Reflects a conversion ratio of 75.0 common shares to 1.0 preferred share.

We reported operating income of R$468.2 million in 2013 compared to R$8.6 million in 2012. Our operating margin in 2013 improved substantially to 8.9% compared to an operating margin of 0.3% in 2012. This increase was mostly driven by revenue synergies generated by the expansion of our network through the TRIP Acquisition in 2012, as well as gains of economies of scale and improved operating efficiency.

Our net income was R$20.7 million in 2013 compared to a net loss of R$170.8 million in 2012 mainly due to the effect of the non-cash foreign currency exchange losses of R$105.3 million and R$37.6 million in 2013 and 2012, respectively.

The table below sets forth the breakdown of our operating revenues and expenses on a per ASK basis for the periods indicated:

	For the Years Ended December 31,		Percent
	2013	2012	Change
	(per ASK in R$ cents)
Operating revenue:
Passenger revenue	24.69	21.35	15.6
Other revenue	3.00	2.29	31.1

Total operating revenues	27.69	23.64	17.1

Operating expenses:
Aircraft fuel	9.41	9.34	0.8
Salaries, wages and benefits	4.25	4.44	(4.3)
Aircraft and other rent	2.82	2.00	41.1
Landing fees	1.51	1.36	11.0
Traffic and customer servicing	1.09	1.13	(3.5)
Sales and marketing	1.10	1.15	(4.1)
Maintenance materials and repairs	1.75	1.10	59.0
Depreciation and amortization	1.06	0.92	14.7
Other operating expenses	2.22	2.13	4.2

Total operating expenses	25.21	23.56	7.0

Operating Revenue

Operating revenue increased 92.6%, or R$2,516.8 million, from R$2,717.4 million in 2012 to R$5,234.2 million in 2013, primarily due to (i) a 90.2% increase in passenger revenues and (ii) a 115.7% increase in other revenues, both of which were mostly driven by the TRIP Acquisition and, to a lesser extent, our organic growth.

Passenger Revenues

The R$2,212.9 million, or 90.2% increase in passenger revenues in 2013 compared to 2012 was mainly attributable to (i) a 64.5% increase in capacity, as measured by ASKs, and (ii) a 15.6% increase in PRASK. This increase was partially offset by a new tax applicable to gross revenues at a rate of 1%, equivalent to R$48.9 million, effective January 2013 as part of a government incentive package (Brasil Maior), levied in lieu of other higher taxes previously affecting our salaries, wages and benefits (see “—Salaries, wages and benefits” below). Capacity increased primarily due to the increase in the average number of aircraft in service from 60.7 in 2012 to 130.0 in 2013. The increase in PRASK was primarily due to a year-over-year increase in average fares of 12.5% in 2013, driven by the revenue synergies resulting from the TRIP Acquisition, and a slightly higher load factor of 79.1% in 2013 compared to 78.8% in 2012.

Other revenue

The R$303.9 million, or 115.7% increase in other revenue was mainly due to an increase in capacity as well as a 117% increase in passenger related ancillary revenue. On a per ASK basis, other revenue increased 31.1% mostly due to an increase in passenger related fees and higher cargo and travel package related sales as a result of the 69.0% increase in the number of passengers and our network growth as a result of the TRIP acquisition. Other revenues per passenger increased 27.6% from R$22.4 in 2012 to R$28.6 in 2013.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Years Ended December 31,		Percent Change
	Unaudited
	2013	2012
Passenger revenues (in millions of reais)	$4,668	$2,455	90.2
Available seat kilometers (ASKs) (millions)	18,906	11,495	64.5
Load factor (%)	79.1%	78.8%	0.3 p.p.
Passenger revenue per ASK (cents)	24.69	21.35	15.6
Operating revenue per ASK (cents)	27.69	23.64	17.1
Yield per passenger kilometer (cents)	31.22	27.09	15.3
Number of departures	275,976	143,363	92.5
Block hours	414,657	220,184	88.3
Average fare (in reais)	235.63	209.46	12,5
Stage length (kilometers)	725	773	(6.2)
Passengers	19,808,882	11,718,784	69.0

Operating Expenses

Operating expenses increased 75.9%, or R$2,057.2 million, from R$2,708.7 million in 2012 to R$4,765.9 million in 2013 mainly due to a 92.5% increase in the number of departures, mostly driven by the TRIP Acquisition. Operating expenses were also impacted by (i) a 10.5% average depreciation of the real against the U.S. dollar, which affects our dollar-denominated expenses including aircraft fuel, aircraft rent and maintenance, and (ii) an increase in other operating expenses mostly driven by the TRIP Acquisition. These increases in our operating expenses were partially offset by a 15.2% reduction in fuel burn per block hour and a decrease in the number of end-of-period FTEs per operating aircraft from 76 in 2012 to 74 in 2013.

Aircraft fuel. Aircraft fuel expense increased 65.8%, or R$706.0 million in 2013 compared to 2012, mainly due to a 88.3% increase in block hours from 220.2 thousand in 2012 to 414.6 thousand in 2013 primarily due to a 92.5% increase in the number of departures. This was partially offset by a 15.2% decrease in average fuel burn, primarily due to an increase in the percentage of our block hours flown by ATR aircraft, which have better fuel consumption when compared to E-Jets, from 16.9% in 2012 to 33.6% in 2013. On a per ASK basis, aircraft fuel expense increased 0.8% due to a 3.8% increase in fuel prices, from an average of R$2.3 per liter in 2012 to an average of R$2.4 per liter in 2013, and due to a 6.2% decrease in average stage length, which was partially offset by a higher percentage of ATR aircraft in our fleet.

Salaries, wages and benefits. Salaries, wages and benefits increased 57.4%, or R$292.9 million, in 2013 compared to 2012, due to (i) a 64.5% increase in the number of ASKs, and (ii) a 5.7% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil. Salaries, wages and benefits per ASK decreased 4.3% as a result of economies of scale generated by the increase of our network due to the TRIP Acquisition, leading to a decrease in the number of end-of-period FTEs per operating aircraft from 76 as of December 31, 2012 to 74 as of December 31, 2013, and the elimination of a 20% social security payroll charge as of January, 2013, which was approved by the Brazilian government in 2012 as part of an economic incentive package (Brasil Maior).

Aircraft and other rent. Aircraft and other rent, which is mostly denominated in U.S. dollars, increased 132.1%, or R$303.1 million, in 2013 compared to 2012, principally due to (i) an increase in the number of aircraft under operating leases from 71 as of December 31, 2012 to 80 as of December 31, 2013 and (ii) the 10.5% average depreciation of the real against the U.S. dollar in 2013 compared to 2012. Aircraft and other rent per ASK increased 41.1% in 2013 compared to 2012, mainly due to the same factors coupled with a 6.2% reduction in average stage length.

Landing fees. Landing fees increased 82.6%, or R$129.2 million, in 2013 compared to 2012, primarily due to a 92.5% increase in the number of departures and an increase in government-imposed terminal and navigation fees starting in April 2012 as well as the introduction of connecting fees for all privatized airports starting in July 2013. Landing fees per ASK increased 11.0%, primarily due a decrease of 6.2% in average stage length and fee increases.

Traffic and customer servicing. Traffic and customer servicing expenses increased 58.7%, or R$76.4 million, in 2013 compared to 2012 primarily due to the 92.5% increase in the number of departures. On a per ASK basis, traffic and customer servicing expense decreased 3.5%, mainly due to improved contractual terms following negotiations with our suppliers, which was partially offset by 6.2% decrease in average stage length.

Sales and marketing. Sales and marketing expenses increased 57.7%, or R$76.1 million, in 2013 compared to 2012 due to (i) a 90.2% increase in passenger revenues, which led to a 92.7% increase in credit card processing fee expenses, (ii) a 47.3 % increase in commissions to travel agencies, and (iii) a 28.6% increase in advertising expenses. Sales and marketing per ASK decreased 4.1% as a result of gains of economies of scale related to the TRIP Acquisition. As a percentage of passenger revenues, sales and marketing decreased from 5.4% in 2012 to 4.5% in 2013, due to more favorable contractual terms with credit card companies starting in May 2013 and our ability to leverage low cost innovative marketing and advertising techniques.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 161.6%, or R$204.9 million, in 2013 compared to 2012 primarily due to (i) the increase in our fleet, mainly due to the TRIP Acquisition and, to a lesser extent, organic expansion, from an average of 60.7 aircraft in service in 2012 to 130.0 in 2013, (ii) maintenance expenses for the redelivery of four E-Jets and nine ATRs as part of our fleet standardization process following the TRIP acquisition, and (iii) the 10.5% average depreciation of the real against the U.S. dollar, which increased amounts due under third-party contracts denominated in U.S. dollars. Maintenance, materials and repairs per ASK increased 59.0% primarily due to the same reasons described above.

Depreciation and amortization. Depreciation and amortization increased 88.7%, or R$94.1 million, in 2013 compared to 2012 primarily due to an increase in the average number of owned aircraft and finance leases from 29.0 in 2012 to 57.2 in 2013 due to the TRIP acquisition. Depreciation and amortization per ASK increased 14.7% mainly due to the reasons above and the 6.2% decrease in average stage length.
Other operating expenses. Other operating expenses increased 71.4%, or R$174.5 million, in 2013 compared to in 2012 primarily due to an increase of 93.5% in number of departures and the 10.5% average depreciation of the real against the U.S. dollar. Other operating expenses per ASK increased 4.2%, primarily due to the 6.2% decrease in average stage length.

Financial Result

Financial income. Financial income increased 535.0%, or R$52.0 million, in 2013 compared to 2012, mostly due to (i) an increase in our position of cash and cash equivalents, short-term investments and restricted investments from R$467.4 million at December 31, 2012 to R$814.4 million at December 31, 2013, and (ii) a R$17.9 million increase related to the variation in the fair value of our contingent liability to TRIP’s Former Shareholders, which is based on our enterprise value. The contingent liability to TRIP’s Former Shareholders was extinguished on December 27, 2013.

Financial expenses. Financial expenses increased 94.5%, or R$153.8 million, in 2013 compared to 2012 mostly due to (i) a 51.6% increase in our average loan balance from R$2,049.0 million in 2012 to R$3,102.6 million in 2013, as a result of the TRIP Acquisition, and (ii) the 10.5% average depreciation of the real against the U.S. dollar as 40.9% and 35.4% of our current and noncurrent loans and financing as of December 31, 2013 and 2012, respectively, is denominated in U.S. dollars. These increases were partially offset by lower average interest rates applicable to (i) working capital loans and aircraft financing agreements denominated in reais, which decreased from 8.4% in 2012 to 8.0% in 2013, and (ii) our aircraft financing, particularly such financing indexed to LIBOR, the three-month average of which decreased to 0.3% in 2013 from 0.4% in 2012.

Derivative financial instruments, net. Losses in derivative financial instruments amounted to R$12.0 million in 2013 mainly as a result of U.S. dollar derivative instruments used to protect our foreign exchange exposure resulting from U.S. dollar denominated financial expenses. In 2012, we had a gain of R$10.0 million related to U.S. dollar derivative instruments used to protect our foreign exchange exposure.

Foreign currency exchange, net. The net non-cash foreign currency exchange loss on our assets and liabilities when remeasured into reais amounted to R$105.3 million in 2013. In 2012, we had a net non-cash foreign currency exchange loss of R$37.7 million. This line item reflects the portion of our assets and liabilities denominated in U.S. dollars, primarily our aircraft financing facilities which increased due to the expansion of our fleet and the currency exchange movements that occur on a period-to-period basis.

Income tax and social contribution. Income tax and social contributions totaled R$81.4 million in 2013 representing an effective rate of 85.6%. This rate is mostly due to (i) R$284 million in provisions, which are not a deductible expense for tax purposes, and (ii) the fact that, during 2013, our subsidiary Trip Linhas Aéreas incurred higher losses, which are not deductible for tax purposes.

Year ended December 31, 2012 compared to year ended December 31, 2011

	For the Years Ended December 31,		Percent Change
	2012	2011
	(in thousands of reais)
Operating revenue:
Passenger revenue	2,454,651	1,558,256	57.5
Other revenue	262,704	162,971	61.2

Total operating revenue	2,717,355	1,721,227	57.9
Operating expenses:
Aircraft fuel	(1,073,261)	(684,442)	56.8
Salaries, wages and benefits	(510,435)	(345,511)	47.7
Aircraft and other rent	(229,393)	(109,069)	110.3
Landing fees	(156,468)	(78,016)	100.6
Traffic and customer servicing	(130,076)	(96,054)	35.4
Sales and marketing	(131,708)	(93,498)	40.9
Maintenance materials and repairs	(126,817)	(60,915)	108.2
Depreciation and amortization	(106,013)	(87,541)	21.1
Other operating expenses	(244,543)	(141,085)	73.3

	(2,708,714)	(1,696,131)	59.7
Operating income (loss)	8,641	25,096	(65.6)
Financial result:
Financial income	9,715	13,360	(27.3)
Financial expense	(162,675)	(114,373)	42.2
Derivative financial instruments, net	10,009	3,402	194.2
Foreign currency exchange, net	(37,659)	(32,936)	14.3

Loss before income tax and social contribution	(171,969)	(105,451)	63.1
Deferred income tax and social contribution	1,127	—	—
Loss for the year	(170,842)	(105,451)	62.0

(1)	Reflects a conversion ratio of 75.0 common shares to 1.0 preferred share.

In 2012, we reported an operating income of R$8.6 million, a decrease of R$16.5 million compared to R$25.1 million in 2011. This was mainly due to one-time expenses of R$44.0 million were generated from the TRIP Acquisition. Without these nonrecurring expenses, we would have generated an operating income of R$51.8 million (including the contribution of TRIP starting November 30, 2012). Excluding the amounts related to the TRIP Acquisition, our operating income totaled R$26.2 million. This represents a R$1.1 million increase compared to 2011. Operating income was also affected by (i) the 16.7% average depreciation of the real against the U.S. dollar, which affected primarily our aircraft and other rent expenses and (ii) a 12.7% increase in jet fuel prices affected our operating income by R$121.0 million. We reported a net loss of R$170.8 million in 2012 compared to R$105.5 million for 2011, of which 22.0% was due to non-cash foreign exchange conversion losses. We do not have a current income tax provision as a result of our net losses to date.

The table below sets forth the breakdown of our operating expenses on a per ASK basis for the periods indicated:

	For the Years Ended December 31,		Percent Change
	2012	2011
	(per ASK in R$ cents)
Operating revenues:
Passenger revenue	21.35	18.12	17.8
Other revenue	2.29	1.90	20.6

Total operating revenues	23.64	20.02	18.1

Operating expenses:
Aircraft fuel	9.34	7.96	17.3
Salaries, wages and benefits	4.44	4.02	10.5
Aircraft and other rent	2.00	1.27	57.3
Landing fees	1.36	0.91	50.0
Traffic and customer servicing	1.13	1.12	1.3
Sales and marketing	1.15	1.09	5.4
Maintenance materials and repairs	1.10	0.71	55.7
Depreciation and amortization	0.92	1.02	(9.4)
Other operating expenses	2.13	1.64	29.7

Total operating expenses	23.56	19.73	19.5

Operating Revenues

Operating revenues increased 57.9%, or R$996.1 million, from R$1,721.2 million in 2011 to R$2,717.4 million in 2012, primarily due to (i) a 57.5% increase in passenger revenues and (ii) a 61.2% increase in other revenues.

Passenger Revenues

The R$896.4 million increase in passenger revenue in 2012 compared to 2011 was mainly attributable to (i) a 33.7% increase in capacity, as measured by ASKs, and (ii) a 18.1% increase in RASK. Capacity increased primarily due to a 63.7% increase in the average number of aircraft in service from 36.0 in 2011 to 59.0 in 2012. The increase in RASK was primarily due to an increase in yield of 21.2% in 2012, driven by the growth of our network and a 9.7% increase in average fares. Passenger revenues in 2012 included R$154.6 million related to TRIP. Excluding this amount, our passenger revenues in 2012 would have increased 47.6% to R$2,300.0 million for the same reasons.

Other revenues

The R$99.7 million, or 61.2% increase in other revenues was mainly due to the increase in capacity as well as an increase in passenger related ancillary revenue of 71.9%. On a per ASK basis, other revenues increased 20.6%, mostly due to the increase in passenger related ancillary revenue. Other revenues per passenger increased 12.3% from R$19.97 in 2011 to R$22.42 in 2012. Other revenues in 2012 included R$9.5 million related to TRIP. Excluding this amount, our other revenues in 2012 would have increased 55.3% to R$253.1 million for the same reasons.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Years Ended December 31,		Percent Change
	2012	2011
Passenger revenues (in millions of reais)	2,455	1,558	57.5
Available seat kilometers (ASKs) (billions)	11,495	8,598	33.7
Load factor (%)	78.8%	81.1%	(2.3	)p.p.
Passenger revenue per ASK (cents)	21.35	18.12	17.8
Operating revenue per ASK (cents)	23.64	20.02	18.1
Yield per passenger kilometer (cents)	27.09	22.35	21.2
Number of departures	143,363	92,343	55.3
Block hours	220,184	150,543	46.3
Average fare (in reais)	209.46	190.93	9.7
Stage length (kilometers)	778	859	(9.4)
Passengers	11,718,784	8,161,458	43,6

Operating Expenses

Operating expenses increased 59.7%, or R$1,012.6 million, from R$1,696.1 million in 2011 to R$2.708,7 million in 2012 primarily due to (i) a 55.3% increase in the number of departures, (ii) a 12.7% increase in fuel costs, from R$2.03 per liter in 2011 to R$2.29 per liter in 2012, (iii) in 2012, one-time operating expenses involved in the TRIP Acquisition and resulting integration costs in the amount of R$44.0 million and (iv) the 16.7% average depreciation of the real against the U.S. dollar, which affects some of our expense line items such as aircraft rent and maintenance. Increases in our operating expenses were partially offset by reductions in fuel burn and in the average number of end-of-period FTEs per operating aircraft. Operating expenses in 2012 included R$141.9 million related to TRIP. Excluding this amount, our operating expenses increased 51.3% in 2012 for the same reasons.

Aircraft fuel. Aircraft fuel expense increased 56.8%, or R$388.8 million in 2012 compared to 2011, mainly due to (i) a 46.3% increase in block hours from 150.5 thousand in 2011 to 220.2 thousand in 2012, primarily due to a 55.3% increase in the number of departures, (ii) a 12.7% increase in jet fuel prices, from an average of R$2.03 per liter in 2011 to an average of R$2.29 per liter in 2012, and (iii) a 9.4% reduction in average stage length from 2011 to 2012, which collectively resulted in a 17.3% increase in our aircraft fuel per ASK. This was partially offset by a 4.9% decrease in average fuel burn, primarily due to an increase in the percentage of our block hours flown by ATR aircraft from 8.2% in 2011 to 16.9% in 2012, which have better fuel consumption when compared to E-Jets, as well as measures to optimize fuel consumption initiated throughout 2012, such as reducing taxi time, taxiing using one engine only and managing the aircraft’s load balance. Aircraft fuel in 2012 included R$47.3 million related to TRIP. Excluding this amount, our aircraft fuel expenses increased 49.9% in 2012 compared to 2011 for the same reasons.

Salaries, wages and benefits. Salaries, wages and benefits increased 47.7%, or R$164.9 million in 2012 compared to 2011, due to (i) a 55.3% increase in the number of departures, of which 77.2% resulted from the organic growth of our operations and 19.0% resulted from the TRIP Acquisition, (ii) a 42.1% increase in the average number of employees from 4,323 in 2011 to 8,914 in December 2012, 3,610 of which are former TRIP’s employees and (iii) a 6.0% scheduled increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil. Salaries, wages and benefits per ASK increased 10.5% as a result of such scheduled increase in salaries and a reduction in average stage length of 9.5%. Salaries, wages and benefits in 2012 included R$31.4 million related to TRIP. Excluding this amount, our salaries, wages and benefits increased 38.7% in 2012 compared to 2011.

Aircraft and other rent. Aircraft and other rent, which are mostly incurred in U.S. dollars, increased 110.3%, or R$120.3 million, in 2012 compared to 2011, principally due to (i) an increase in the number of aircraft under operating leases from 27 as of December 31, 2011 to 71 as of December 31, 2012 and (ii) the 16.7% average depreciation of the real against the U.S. dollar in 2012. Aircraft and other rent per ASK increased 57.3% in 2012 compared to 2011, mainly due to the same factors coupled with a reduction in average stage length of 9.5%. Aircraft and other rent in 2012 included R$15.3 million related to TRIP. Excluding this amount, our aircraft and other rent increased 96.3%, or R$105.1 million in 2012 compared to 2011 for the same reasons.

Landing fees. Landing fees increased 100.6%, or R$78.5 million, in 2012 compared to 2011 primarily due to a 55.3% increase in the number of departures coupled with an increase in government-imposed terminal and navigation fees, the unit cost of which was increased by 150.0% and 15.0%, respectively, during the year. Landing fees per ASK increased 50.0% primarily due to these terminal and navigation fee increases and a decrease of 9.5% in average stage length. Landing fees in 2012 included R$7.4 million related to TRIP. Excluding this amount, our landing fees increased 91.0% in 2012 compared to 2011.

Traffic and customer servicing. Traffic and customer servicing expense increased 35.4%, or R$34.0 million, in 2012 compared to 2011 primarily due to a 55.3% increase in the number of departures, partially offset by more favorable commercial terms obtained through negotiations with our suppliers. This increase in the number of departures was enabled by an increase in our average operating fleet (from 36 in 2011 to 59 in 2012), which resulted in a 43.6% increase in passengers. On a per ASK basis, traffic and customer servicing expense increased 1.3% due to a 9.4% decrease in average stage length. Traffic and customer servicing in 2012 included R$7.1 million related to TRIP. Excluding this amount, our traffic and customer servicing expense increased 28.0%, or R$26.9 million, in 2012 compared to 2011 for the same reasons.

Sales and marketing. Sales and marketing expenses increased 40.9%, or R$38.2 million, in 2012 compared to 2011. This was mainly due to (i) a 57.5% increase in passenger revenues, which led to a 42.2% increase in credit card processing fee expenses and a 56.6% increase in commissions to travel agencies. Sales and marketing per ASK increased 5.4% as a result of an increase of 9.7% in average fares and a reduction of 9.4% in average stage length, partially offset by lower advertising expenses. Advertising expenses increased by R$1.5 million as a result of brand awareness campaigns announcing our entrance into new markets. However, as a percentage of passenger revenues, sales and marketing decreased from 6.0% in 2011 to 5.4% in 2012, due to our increased brand awareness and consequent decrease in advertising expenses. Sales and marketing in 2012 included R$6.0 million related to TRIP. Excluding this amount, our sales and other marketing expenses increased 34.5% in 2012 compared to 2011.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 108.2%, or R$65.9 million, in 2012 compared to 2011 primarily due to: (i) a 58.9% increase in our average number of aircraft, from 38.2 in 2011 to 60.7 in 2012, which generated additional expenses, and (ii) the 16.7% average depreciation of the real against the U.S. dollar, which increased amounts due under third-party contracts denominated in U.S. dollars. Maintenance, materials and repairs per ASK increased 55.7% primarily due to the depreciation of the real against the U.S. dollar and an increase in scheduled aircraft maintenance events in 2012. Maintenance, materials and repairs in 2012 included R$9.2 million related to TRIP. Excluding this amount, our maintenance, materials and repairs expenses increased 93.0% in 2012 compared to 2011.

Depreciation and amortization. Depreciation and amortization increased 21.1%, or R$18.5 million, in 2012 compared to 2011 primarily due to an increase in the number of owned aircraft under finance leases and debt-financing from 22 as of December 31, 2011 to 56 as of December 31, 2012. Depreciation and amortization per ASK decreased 9.4% because of a higher increase in capacity of 33.7% compared to the increase in depreciation and amortization resulting mainly from the increase in the number of our operating leases as a percentage of our total lease mix. Depreciation and amortization in 2012 included R$5.6 million related to TRIP. Excluding this amount, our depreciation and amortization costs increased 14.7% in 2012 compared to 2011.

Other operating expenses. Other operating expenses increased 73.3%, or R$103.5 million, in 2012 compared to 2011 primarily due to (i) an increase of 55.3% in number of departures, (ii) one-time expenses in the amount of R$3.3 million related to the re-accommodation of passengers due to the closing of the runway at Campinas airport for two days due to an incident with an aircraft from a cargo company, and (iii) non-recurring transaction fee expenses of R$23.3 million related to the TRIP Acquisition. Other operating expenses per ASK increased 29.7%, as a result of these one-time expenses and the decrease of 9.5% in average stage length. Other operating expenses in 2012 included R$12.5 million related to TRIP. Excluding this amount, our other operating expenses increased 64.5% in 2012 compared to 2011.

Financial Result

Financial income. Financial income decreased 27.3%, or R$3.6 million, in 2012 compared to 2011, due to lower interest rates earned on our investments. Financial income in 2012 included R$0.2 million related to TRIP. Excluding this amount, our financial income decreased 28.7% in 2012 compared to 2011.

Financial expenses. Financial expenses increased 42.2%, or R$48.3 million, in 2012 compared to 2011 primarily due to: (i) additional aircraft financing (including additional finance loans related to ten new aircraft), the issuance of R$100 million in debentures on September 25, 2012, and working capital loans, which resulted in an average outstanding loan balance of R$1,815.8 million in 2012, compared to R$1,166.9 million in 2011 and (ii) the 16.7% average depreciation of the real against the U.S. dollar, which increased expenses generated by some of our aircraft-financing loans denominated in U.S. dollars. These increases were partially offset by lower average interest rates applicable to (i) working capital loans and aircraft financing agreements denominated in reais, which decreased from 11.6% in 2011 to 8.34% in 2012, and (ii) our aircraft financing, particularly those indexed to LIBOR, the three-month average of which increased to 0.43% in 2012 from 0.34% in 2011 (iii) one-time expenses of R$4.1 million related to TRIP Acquisition. Financial expenses in 2012 included R$7.7 million related to TRIP. Excluding this amount, our financial expense increased 35.5% in 2012 compared with 2011.

Derivative financial instruments, net. Gains in derivative financial instruments amounted to R$10.0 million in 2012, mainly as a result of U.S. dollar derivative instruments used to protect our foreign exchange exposure resulting from dollar denominated expenses such as fuel, aircraft rent and aircraft financing. In 2011, we had gains of R$3.4 million as a result of gains resulting from currency forward contracts. Derivative financial instruments in 2012 included a loss of R$3.2 million related to TRIP. Excluding this amount, we recognized gains in derivative financial instruments of R$13.2 million.

Foreign currency exchange, net. The net non-cash foreign currency exchange loss on our assets and liabilities when remeasured into reais amounted to R$37.7 million in 2012 compared to R$32.9 million in 2011, mainly due to (i) the 8.9% depreciation of the real against the U.S. dollar during 2012, as measured by year-end figures and (ii) an increase in our average U.S. dollar outstanding loan from R$330.9 million in 2011 to R$736.2 million in 2012. Excluding assets and liabilities of TRIP, in the amount of R$4.4 million, this non-cash loss amounted to R$42.0 million in 2012.

Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including of jet fuel, salaries and operating leases, payment obligations under our borrowings and financings (including finance leases, aircraft debt-financing and debentures) and the funding of working capital requirements. Our medium and long-term liquidity requirements include equity payments for aircraft that we choose to finance through finance leases and debt-financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium- and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments (consisting mainly of foreign bonds denominated in U.S. dollars), and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via a credit card. Our customers may pay their purchases in up to six installments without interest or up to 12 installments with 3% interest per month. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of December 31, 2013, we had cash, cash equivalents and short-term investments of R$656.9 million, and trade and accounts receivables of R$431.6 million, and as of June 30, 2014, we had cash, cash equivalents and short-term investments of R$413.5 million, and trade and accounts receivables of R$479.3 million. This decrease was mainly due to higher repayment of debt totaling R$394.7 million in the six months ended June 30, 2014 compared to R$225.6 million in the same period last year, and non-recurring expenses of R$48.2 million relating to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers. In addition, as of December 31, 2013 we had restricted investments consisting of bank deposits of R$157.5 million required under certain loan agreements (which we are not able to dispose) and prepaid expenses of R$97.9 million, and as of June 30, 2014, we had restricted investments consisting of bank deposits of R$204.8 million required under certain loan agreements (which we are not able to dispose) and prepaid expenses of R$94.2 million.

We believe that our liquidity position is sufficient to operate our business and we also believe that additional sources of liquidity are available to us through bank facilities and debt securities such as our debentures. However, we consider the use of third-party capital only if we believe that its cost would be less that the return generated by its use. We constantly attempt to maintain an optimized capital structure. However, as a capital-intensive industry with considerable investment in assets with high aggregated value, we are highly leveraged. Our management seeks to maintain our leverage ratios at levels equal to or lower than the industry levels. The company is not subject to any externally imposed capital requirements.

We believe that, after completion of this global offering, we will be able to access equity and debt capital markets if and when necessary.

The table below presents our cash flow from operating, investing and financing activities, as well as the amount of our cash and cash equivalents for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	Unaudited
	2014	2013	2013	2012	2011
	(in thousands of reais)
Cash Flow
Net cash provided by (used in) operating activities	(99,836)	71,865	615,259	(17,964)	(58,577)
Net cash used in investing activities	(348,831)	(232,488)	(472,537)	(391,965)	(509,988)
Net cash provided by financing activities	145,320	146,015	132,445	549,381	603,320
Increase (decrease) in cash and cash equivalents	(303,347)	(14,608)	275,167	139,452	34,755

Net Cash Provided By (Used In) Operating Activities

Net cash used in operating activities in the six months ended June 30, 2014 was R$99.8 million compared to a net cash provided by operating activities of R$71.9 million in the same period of 2013. The decrease in operating cash flows was mainly a result of (i) an increase in security deposits and maintenance reserves of R$118.8 million in the six months ended June 30, 2014 compared to an increase in of R$75.2 million in the six months ended June 30, 2013 as a result of a higher number of flight hours accumulated for each of our aircraft under operating leases, (ii) a decrease in air traffic liability of R$54.9 million in the six months ended June 30, 2014 compared to an increase in air traffic liability of R$25.8 million in the six months ended June 30, 2013, and (iii) R$48.2 million of non-recurring expenses during the six months ended June 30, 2014, mainly related to the settlement of labor proceedings with pilots and flight attendants regarding employee benefits in connection with the payroll standardization of TRIP and Azul crewmembers, which had a negative impact on our net income for the six months ended June 30, 2014.

Net cash provided by operating activities in 2013 was R$615.3 million compared to a net cash used in operating activities of R$18.0 million in 2012. The increase in operating cash flows was mainly a result of (i) a net income excluding non-cash adjustments of R$627.4 million in 2013 compared to a net loss excluding non-cash adjustments of R$120.5 million in 2012, (ii) an increase in accounts payable of R$229.7 million mostly due to payment provision totaling R$175.2 million related to navigation fees (see Note 29(d) of our financial statements) in comparison to a decrease of R$82.3 million in 2012 due to accounting adjustments related to the TRIP Acquisition. These increases were partially offset by an increase in security deposits and maintenance reserves of R$171.9 million as a result of a higher number of flight hours accumulated for each of our aircraft under operating leases.

The amount of net cash used in operating activities decreased to R$18.0 million in 2012 compared to R$58.6 million in 2011. Excluding net cash used in operating activities of TRIP, we used a net cash in operating activities of R$62.5 million in 2012. The changes in operating cash flows in 2012 compared to 2011 were a result of (i) a net loss of R$170.8 million in 2012 compared to a net loss of R$105.5 million in 2011, (ii) an increase of interest paid of R$28.6 million in 2012, (iii) an increase in air traffic liability of R$152.1 million resulting from an increase in passenger revenues of R$896.4 million, (iv) an increase in trades and other receivables in 2012 of R$31.1 million compared to R$193.8 million in 2011, mostly related to a higher advance of receivables in 2012, and (v) a decrease of R$82.3 million in accounts payable mostly due to accounting adjustments related to the TRIP Acquisition compared to an increase of R$ 100.3 million in accounts payable in 2011.

Net Cash Used In Investing Activities

In the six months ended June 30, 2014, the amount of net cash used in investing activities totaled R$348.8 million, an increase of R$116.3 million compared to R$232.5 million in the same period of 2013. The increase in investing activities in the six months ended June 30, 2014 was mainly due to (i) an increase of R$57.8 million in short-term investments, and (ii) an increase of R$47.4 million in restricted investments, which were partially offset by lower capital expenditures of R$243.6 million in 2014 compared to R$298.6 million in 2013 due to a lower number of debt financed aircraft

In 2013, the amount of net cash used in investing activities totaled R$472.5 million, an increase of R$80.6 million compared to R$392.0 million in 2012. The increase in cash used in investing activities in 2013 was mainly due to (i) an increase of R$98.4 million in short-term investments, and (ii) an increase of R$37.8 million in restricted investments, which were partially offset by (i) a R$112.7 million decrease in restricted cash, and (ii) lower capital expenditures of R$402.4 million in 2013 compared to R$449.4 million in 2012 due to a lower number of debt financed aircraft

During 2012, net cash used in investing activities totaled R$392.0 million, a decrease of R$118.0 million over 2011. Net cash used in investing activities in 2012 amounted to R$356.5 million, or a decrease of R$153.5 million, after excluding net cash used in investing activities of TRIP. The decrease in investing activities was due to (i) the TRIP Acquisition, which used cash in investing activities of R$35.5 million in 2012, (ii) lower capital expenditures of R$449.4 million in 2012 compared to R$503.1 million in 2011 due to a change in mix of aircraft delivered, and (iii) R$28.4 million due to higher working capital guarantees in 2012 compared to 2011.

Net Cash Provided By Financing Activities

In the six months ended June 30, 2014, the amount of net cash provided by financing activities was R$145.3 million, a decrease of R$0.7 million compared to R$146.0 million in the same period of 2013. Changes in net cash provided by financing activities resulted from (i) loans and debentures proceeds of R$ 560.0 million during the six months ended June 30, 2014 compared to R$687.6 million in the same period of 2013, and (ii) loans and debentures repayments of principal of R$414.7 million in the six months ended June 30, 2014 compared to R$535.7 million in the same period of 2013.

In 2013, the amount of net cash provided by financing activities was R$132.4 million, a decrease of R$417.0 million compared to R$549.4 million in 2012. Changes in net cash provided by financing activities resulted from (i) loans proceeds of R$ 537.9 million in 2013 compared to R$637.6 million in 2012, (ii) net private placement proceeds of R$164.5 million, partially offset by loans repayments of principal of R$533.9 million in 2013 compared to R$186.6 million in 2012.

During 2012, our net cash provided by financing activities was R$549.4 million, a decrease of R$53.9 million compared to 2011. Net cash provided by financing activities in 2012 amounted to R$546.3 million after excluding net cash provided by financing activities of TRIP. The changes in net cash provided by financing activities in 2012 resulted from (i) the issue of debentures in the amount of R$98.3 million in 2012, as compared to R$297.0 million in 2011, (ii) a R$141.6 million increase in loan proceeds in 2012 mostly due to the issuance of debt to finance the acquisition of new aircraft and a bridge loan agreement of R$120.0 million and (iii) long-term loans repayments in the amount of R$186.6 million in 2012 compared to R$304.7 million in 2011.

Loans and Financings

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of June 30,	As of December 31,
			Unaudited 2014	2013	2012	2011
			(in thousands of R$)
Aircraft financing(1)(2)	Financial Charges
In local currency (R$)	TJLP plus 2.92% to 3.42% and fixed 2.5 to 6.0%	Monthly repayment	819,670	747,744	760,168	535,226
In foreign currency (U.S.$)(2)	LIBOR 3M plus 1.25% to CDI plus 4.28% and LIBOR plus “spread” of 1.75% to 6.1%	Quarterly, semesterly and monthly repayment	1,068,242	1,182,795	1,026,030	415,382
Non-aircraft financing:
Secured—in foreign currency (U.S.$)(1)	1.90% to 5.54% and LIBOR plus “spread” of 7.25	Sole, quarterly, and monthly repayment	226,704	45,822	52,360	11,525
Secured—in local currency (R$)	5.0% and 118% to 128 of CDI	Quarterly and monthly repayment and monthly repayment after grace period of 20 months	582,781	686,404	752,315	178,216
Debentures (R$)	124% and 127% of CDI	Quarterly, semesterly and monthly repayment	458,419	371,630	398,302	299,232

			3,155,816	3,034,695	2,989,175	1,439,581

(1)	Converted using the exchange rate of R$2.3426 per US$1.00 as of December 31, 2013 and R$2.2025 per US$1.00 as of June 30, 2014.
(2)	Aircraft financing includes financing agreements and finance leases with respect to our aircraft, flight simulators and related equipment.

As of June 30, 2014, we had pledged as security under our non-aircraft secured loans, which total R$809.5 million, trade and other receivables of R$275.3 million and R$57.1 million in restricted investments. Our main non-aircraft debt financing instruments are the following:

•	non-convertible debentures issued on February 26, 2014 by Azul Linhas, in the amount of R$105 million, due June 28, 2017. These debentures are guaranteed by bank deposit certificates in the amount of R$52.5 million. Azul Linhas may replace this guarantee for a bank guarantee, and the ratio for this replacement will depend on the outstanding amount of the debentures at that time. Beginning June 29, 2015, payment of principal will be amortized in twenty-five equal installments, and interest payment will be made monthly at a rate of 127% of the CDI, beginning on March 31, 2014;

•	promissory notes issued on June 30, 2014 by Azul Linhas, in the amount of R$150 million, due December 27, 2014. These notes are guaranteed by receivables generated by sales using American Express-branded credit cards, representing at least 20% of the total outstanding amount under the notes. The holders of the non-convertible debentures issued on September 25, 2012 (described below) and the holders of the promissory notes issued on June 30, 2014 entered into an agreement by which the parties agreed that the guarantee on credit card receivables originally provided to the holders of debentures would be shared among the parties. As a result of the sharing of this guarantee, a default by Azul Linhas under the non-convertible debentures issued on September 25, 2012 which is not cured may result in an event of default under these promissory notes. Azul Linhas plans to make the full principal amount plus interest payment on the due date. Interest shall accrue at a rate of 118% of the CDI;

•	non-convertible debentures issued on May 27, 2013 by Azul Linhas, in the amount of R$300 million, due January 27, 2016. These debentures are guaranteed by receivables generated by sales using Visa-branded credit cards, representing at least one third of the total outstanding amount under the debentures or, to the extent that this amount is amortized, at least one third of the outstanding debenture balance. Since July 27, 2014, payments of principal were amortized in four installments paid every six months and interest payment will be made quarterly at a rate of 127% of the CDI. As of June 30, 2014, the outstanding balance under these debentures was R$306.7 million; and

•

non-convertible debentures issued on September 25, 2012 by Azul Linhas, in the amount of R$100 million, due September 25, 2015. These debentures are guaranteed by receivables generated by sales using American Express-branded credit cards, not less than the greater of (i) four times the compensation due under each tranche of the debentures or (ii) 25% of the total outstanding amount under the debentures. As a result of the sharing of this guarantee with the holders of the promissory notes issued on June 30, 2014 (described above), a default by Azul Linhas under the promissory notes issued on June 30, 2014 which is not cured may result in an event of default under these non-convertible debentures. Since April 25, 2013, payment of principal was amortized in thirty monthly installments, and interest payment were made at a rate of 127% of the CDI, quarterly during the grace period and monthly from March 25, 2013 onwards. As of June 30, 2014, the outstanding balance under these debentures was R$50.1 million.

As of June 30, 2014, our aircraft financing consisted of finance leases and loans used to finance 55 aircraft with an outstanding balance of R$952.3 million. One aircraft was owned with no debt associated with it and the remaining 85 aircraft were held by us under operating leases that are not recorded as debt in our balance sheet. Our finance leases and debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the concession agreement.

The following are the only material aircraft financing instruments that contained financial covenants, as of June 30, 2014:

(i)	a credit facility agreement dated June 2, 2009 (as amended) between Azul Linhas and BNDES, and a loan agreement dated June 3, 2009 (as amended) between Azul Linhas and Banco do Brasil S.A. using funds from BNDES, in the amount of R$74.7 million. As of June 30, 2014, the aggregate amount of R$123.9 million remained outstanding. The agreements were executed to finance three E-Jets and are guaranteed by us. We are required to comply with the following covenants as of December 31 of each year: (a) a ratio of adjusted operating income for the year over all expenditures related to the debt for that year, or Debt-Service Coverage Ratio, equal to or greater than 1.2; and (b) net equity equal to or greater than the aggregate debt still outstanding on the agreements, minus the amount that is 2.47 times the sum of (1) all guarantees provided in connection with these loans, and (2) all funds held in escrow in connection with these loans. Failure to maintain the above ratios triggers an obligation to post additional guarantees, which may lead to default. As of December 31, 2013, we were in compliance with these covenants, as our Debt-Service Coverage Ratio was 1.2 and its net equity was higher than the minimum required under the contract by R$18.2 million;

(ii)	a credit facility agreement dated December 11, 2009 (as amended) between Azul Linhas and Banco do Brasil S.A. using BNDES funds, in the amount of R$40.4 million. As of June 30, 2014, R$23.5 million remained outstanding. The agreement was executed to finance one E-Jet and is guaranteed by us. We are required to comply with the following covenants as of December 31 of each year: (a) Debt-Service Coverage Ratio equal or greater than 1.2; and (b) net equity equal to or greater than the outstanding debt under this loan and the loan agreements described in (i) above, minus the amount that is 2.47 times the sum of (1) all guarantees provided in connection with this loan and the loans described in (i) above, and (2) all funds held in escrow in connection with these loans. Failure to maintain the above ratios triggers an obligation to post additional guarantees, which may lead to default. As of December 31, 2013, we were in compliance with these covenants, as our Debt-Service Coverage Ratio was 1.2 and its net equity was higher than that required under the contract by R$10.2 million;

(iii)	a credit facility agreement dated May 10, 2010 between Azul Linhas and Banco do Brasil S.A. using BNDES funds, in the amount of R$42.5 million. As of June 30, 2014, R$26.5 million remained outstanding. The agreement was executed to finance one E-jet and is guaranteed by us. We are required to comply with the following covenants as of December 31 of each year: (a) Debt-Service Coverage Ratio equal or greater than 1.2; and (b) net equity equal to or greater than all outstanding debt under this loan and the loan agreements described in (i) and (ii) above minus the amount that is 2.47 times the sum of (1) all guarantees provided under this loan and the loan agreements described in (i) and (ii) above, and (2) all funds held in escrow in connection with these loans. Failure to maintain the above ratios triggers an obligation to post additional guarantees, which may lead to default. As of December 31, 2013, we were in compliance with these covenants, as our Debt-Service Coverage Ratio was 1.2 and its net equity was higher than that required under the contract by R$13.4 million.

(iv)	a credit facility agreement dated March 22, 2011 (as amended) between Azul Linhas and Banco do Brasil S.A., using BNDES funds in the amount of R$44.3 million. As of June 30, 2014, R$32.0 million remained outstanding. The agreement was executed to finance one E-jet and is guaranteed by us. We are required to comply with the following covenants as of December 31 of each year: (a) Debt-Service Coverage Ratio equal to or greater than 1.2; and (b) net equity equal to or greater than all outstanding debt under this loan and the loan agreements described in (i), (ii) and (iii) above minus the amount that is 2.47 times the sum of (1) all guarantees provided under this loan and the loan agreements described in (i), (ii) and (iii) above, and (2) all funds held in escrow in connection with these loans. Failure to maintain the above ratios triggers an obligation to post additional guarantees, which may lead to default. As of December 31, 2013, we were in compliance with these covenants, as our Debt-Service Coverage Ratio was 1.2 and its net equity was higher than that required under the contract by R$18.9 million;

(v)	three lease agreements for ATR aircraft between TRIP and AVIACION DE NORONHA LIMITED dated August 3, 2010, September 15, 2010, and September 15, 2010, on the amounts of US$18.5 million (R$41.3 million) each. As of June 30, 2014, the total aggregate amount outstanding under these three agreements was US$41.5 million (R$91.4 million). These agreements are guaranteed by us. Under these agreements, as of December 31 of each year, Azul must maintain a ratio of (i) the aggregate of total debt and operating lease rentals payable during such period multiplied by 7 less (ii) unrestricted cash to EBITDAR of less than 6 for 2013, with which we were in compliance as of December 31, 2013 as this ratio was 5.1 and(b) (i) the aggregate of total debt and operating lease rentals payable during such period multiplied by 7.0, less unrestricted cash to (ii) equity of less than 4.5 for 2013, with which we were non-compliant as of December 31, 2013 as this ratio was 12.9. Although we failed to maintain the above ratio, we obtained waivers for the noncompliance with each of the four agreements’ covenants through December 2014;

(vi)	four lease agreements, dated June 16, 2008, July 2, 2008, November 6, 2008 and December 2, 2008, between TRIP and GIE TRIP Atrone in the aggregate amount of R$130.9 million, for the financing of four ATR aircraft. As of June 30, 2014, US$41.5 million (R$91.3 million) remained outstanding on these agreements. These agreements are guaranteed by us and require Azul to maintain the following ratios as of December 31 of each year: (a) (i) total debt and operating leases less cash freely convertible to U.S. dollars to (ii) EBITDAR of less than 6.0 for 2013, with which we were in compliance as of December 31, 2013, as this ratio was 5.1, and (b) (i) the aggregate of total debt and operating lease rentals payable during such period multiplied by 7.0, less unrestricted cash to (ii) equity of less than 4.5 for 2013, with which we were non-compliant—as of December 31, 2013, this ratio was 12.9. Although we failed to maintain the above ratios, we obtained waivers for the noncompliance with each of the four agreements’ covenants through December 2014;

(vii)	a credit facility agreement dated April 1, 2009 between Azul Linhas and Banco do Brasil S.A. using BNDES funds in the amount of R$127.1 million for the financing of four E-jets. As of June 30, 2014, R$90.3 million remained outstanding on this agreement. This agreement is guaranteed by us and requires Azul Linhas to keep, as of December 31 of each year, a Debt-Service Coverage Ratio equal or greater than 1.20. As of December 31, 2013, this ratio was 1.2 and we were in compliance with this covenant.

As of June 30, 2014, we were in compliance with all covenants under our material financing instruments, except for noncompliance related to items (v) and (vi) listed above, to maintain certain financial ratios. However, we successfully obtained waivers for all such financing instruments. There have been instances in past years when TRIP was not fully compliant with all of the covenants under agreements to which they were a party; however, these instances of non-compliance have all now been either cured or waived or we have posted the required additional guarantees triggered by such non-compliance.

We guarantee three junior loans between Canela Investments LLC and Embraer Finance Ltd to finance aircraft purchases. The agreements require prepayment of the principal and interest amounts outstanding in the event of our initial public offering. As of June 30, 2014, the aggregate amount outstanding under these agreements was US$4.8 million (R$10.5 million).

For further information on our financing activities, see Note 18 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures for the six months ended June 30, 2014 and for the year ended December 31, 2013 totaled R$243.6 million and R$402.3 million, respectively, most of which related to one new aircraft and seven engines. Other capital expenditures include purchase of spare parts, IT systems and facilities.

Our growth plans contemplate to grow our fleet from 141 aircraft in 2014 to 151 aircraft by the end of 2015. As of June 30, 2014, we had 25 firm orders consisting of 11 Embraer E-195 aircraft available for delivery through 2015 and 14 ATR 72 aircraft for delivery through 2016. We also have 23 purchase options for ATR 72 aircraft. In addition, we have signed a letter of intent with Embraer for the purchase of 30 next generation E-195-E2 aircraft with deliveries starting in 2020, with a purchase option for an additional 20 aircraft. As part of our plans to expand our network to high-demand international destinations, we will receive five Airbus A330s by the end of 2014 (one of which has been delivered as of June 30, 2014), two Airbus A330s during the first quarter of 2015, and five A350s by 2018, all of which will be held under operating leases. We expect to meet our contractual commitments by using cash generated from operations along with loans and/or capital markets financings.

We typically hold our aircraft under operating leases or through finance leases or aircraft loans. Out of the 25 firm orders we had as of June 30, 2014, nine had lease commitments and 16 were estimated to generate expenditures of R$952.3 million. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and the proceeds from this global offering, supplemented as necessary by short-term credit lines.

For additional information relating to our commitments for future acquisition of aircraft, see Note 27(b) to our audited consolidated financial statements.

Commitments and Contractual Obligations

Our non-cancelable contractual obligations as of June 30, 2014 included the following:

	As of June 30, 2014(1)
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$) (Unaudited)
Operating Leases(2)	578,911	1,113,808	1,049,438	2,088,260	4,830,426
Non-aircraft loans	477,829	289,478	27,159	5,241	799,706
Debentures(3)	201,020	257,399	—	—	458,419
Finance leases and aircraft loans(2)	271,649	480,743	414,166	731,133	1,897,691

Total	1,529,409	2,141,428	1,490,763	2,824,642	7,986,242

Interest	(23,124)	—	—	—	(23,124)

Total	1,506,285	2,141,428	1,490,763	2,824,642	7,963,118

(1)	Excludes our commitments for future acquisitions of 16 aircraft, which are described in Note 16 to our unaudited interim condensed consolidated financial statements.
(2)	Excludes any monetary adjustments with respect to these leases.

As of June 30, 2014, we had firm orders to purchase 11 Embraer E-Jets, and firm orders to purchase 14 ATR 72 aircraft to be delivered between 2014 and 2016, of which nine had operating lease commitments and 16 were estimated to generate expenditures of R$952.3 million. We also have signed operating lease agreements for 11 widebody aircraft to be delivered between 2014 and 2018.

We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing) or already approved lines of credit with financial institutions, as well as our ability to obtain operating leases, will enable us to honor our current contractual and financial commitments. We also believe we can obtain additional lines of financing based solely on our credit profile and also offering as collateral unencumbered assets such as receivables and aircraft.

Research and Development, Patents and Licenses

We believe that the Azul brand is associated with innovation as we have been recognized among the top 50 most innovative companies in the world and number one in Brazil by the business magazine Fast Company. We have registered the trademark “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We have also registered several domain names with the Brazilian body for domain registration (“NIC.br”), including “voeazul.com.br.” We also operate software products under licenses from our vendors, such as Oracle, Trax, Sabre, Navitaire and NGM.

Trend Information

In 2014, we believe that demand for passenger aircraft travel in the markets we serve will remain strong, driven by both customers flying for business purposes as well as for leisure and personal reasons. We believe there is a strong growth opportunity in frequent point-to-point airline service on routes not served by us or underserved routes among larger and medium-sized cities in Brazil. In addition, we believe there is an opportunity to leverage from our domestic network connectivity by serving select destinations in the United States. For the full year, we expect our operating capacity to increase approximately 30% over 2014, with more than two thirds of our growth resulting from the introduction of up to seven daily flights to U.S. destinations including Fort Lauderdale, Orlando and New York. We expect to start operating flights to Fort Lauderdale and Orlando by December 2014 and to New York by mid 2015.

Off Balance Sheet Arrangements

All of our off balance sheet arrangements are related to operating leases. Our total non-cancellable operating lease obligations amounted to R$4.8 billion at June 30, 2014, most of which are related to aircraft operating leases. As of June 30, 2014 we held 85 aircraft and 15 engines under operating leases. Some of our monthly rental payments are based on floating rates and we are not required to make termination payments at the end of our leases. Under some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, currency exchange and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including operating and finance leases and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of June 30, 2014, we had interest rate swap contracts designated as cash flow hedges and fair value hedges.

We utilize swap contracts designated as cash flow hedges to protect fluctuations of part of the payments of operating and capital leases and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of June 30, 2014 our cash flow hedges included interest rate swap contracts with a notional value of R$239.5 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. As of June 30, 2014, our fair value hedges included interest rate swap contracts with a fair value of R$33.4 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI on the notional value. The reduction in the fair value of interest rate swap of R$1.6 million was recognized as financial costs and offset against a similar gain in bank loans. There was no significant ineffectiveness recognized in the six months ended June 30, 2014.

Currency exchange rate risk

Currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans (including finance leases) indexed to the U.S. dollar (net of investments in U.S. dollars). Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months. As of June 30, 2014, we hedged 100% of our next twelve-month exposure to financial expenses indexed to U.S. dollars. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options. As of June 30, 2014, we had US$285.0 million of fixed notional amount at rates ranging from R$2.22 to R$2.44 for US$1.00. The fair value of these contracts was a loss of R$8.7 million, which is recorded as derivative financial instruments against current liabilities.

Commodity price risk

The volatility of aviation fuel prices is one of the most significant financial risks for airlines. For the years ended December 31, 2013 and 2012 aviation fuel accounted for 37.3% and 39.6%, respectively, of our operating expenses. International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2014. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We have entered into forward supply agreements with our primary supplier, Petrobras Distribuidora, which defines the price and payment conditions, consumption level and other commercial conditions. This hedging product enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, our hedging contract with Petrobras Distribuidora offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the

real/U.S. dollar exchange rates as well. The hedging product does not require collateral deposits or margin calls, creating therefore no cash flow issues for us. We may periodically also use derivative financial instruments to manage fuel price risk. As of June 30, 2014, we had hedged 39.2% of our forecasted fuel consumption for the second half of 2014.

Credit risk

Credit risk is inherent in our operating and financial activities and such risk is mainly represented in our trade receivables and cash and cash equivalents, including bank deposits. The credit risk associated with our trade receivables include values payable by the major credit card companies, which have a credit risk that is equal or better to our credit risk, and those from travel agencies, sales in installments and government, and individuals and other entities. We assess the corresponding risk of financial instruments and diversify our exposure. We also mitigate such risk by holding financial instruments with counterparties that have strong credit ratings, or that are hired in futures and commodities stock exchange.

Liquidity risk

Liquidity risk is the risk of not having sufficient net funds to meet our financial commitments as a result of a mismatch in term or volume between expected income and expenses. In order to manage the liquidity of our cash in local and foreign currency, assumptions of future receipts and disbursements are set which are monitored daily by our treasury department. We apply our funds in net assets (certificates of deposit and agribusiness credit bills).

Sensitivity analysis

Our sensitivity analysis measures the impact of interest rate risk, exchange variations, and commodity price risk on the statement of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, exchange rate or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			For the Six Months Ended June 30,		For the Year Ended December 31,
			2014		2013		2012
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario
			(in thousands of R$)
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(171,549)	(114,366)	(63,969)	(127,938)	(40,166)	(80,331)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(14,518)	(23,983)	(165,845)	(344,554)	(177,968)	(366,551)
Aircraft fuel(1)	Cost per liter	WTI or Gulf Coast jet fuel	(159,046)	(318,092)	(284,882)	(571,030)	(95,420)	(182,669)

(1)	Considers the effect on fourth quarter results only for the years ended December 31, 2013 and 2012.

REGULATION

Overview

Under the Brazilian Constitution, air transportation is a public service. It is therefore subject to extensive governmental regulation and monitoring by several federal agencies and entities. The sector is regulated by the Brazilian Aeronautical Code (Law No. 7,565 of December 19, 1986), which covers air service concessions; airport infrastructure and operations; flight safety; airline certification; leasing, taking security, disposal, registration and licensing of aircraft; crew training; inspection and control of airlines; public and private air carrier services; civil liability; and penalties for infringement.

Brazil has signed and ratified the Warsaw Convention of 1929, the Chicago Convention, the Geneva Convention of 1948, and the Cape Town Convention of 2001, the four leading international conventions relating to worldwide commercial air transportation activities.

The National Civil Aviation Policy (Política Nacional de Aviação Civil), or PNAC, which was adopted in 2009, sets out the main governmental guidelines and policies that apply to the Brazilian civil aviation system. The PNAC encourages all regulatory bodies to issue regulations on strategic matters such as safety, competition, environmental and consumer issues, and to inspect, review and evaluate the activities of all operating companies.

As part of the incentive package for regional aviation announced in December 2012, the Brazilian government indicated it intended to invest approximately R$1.0 billion per year in airline ticket subsidies or fare exemptions on regional routes (in accordance with the Provisional Measure 652, of July 25, 2014), including a 50% ticket price subsidy on up to 60 seats whenever an aircraft is operated out of regional airports. Notwithstanding the enactment of Provisional Measure 652 additional regulation is necessary to present the requirements that need to accomplished to receive the subsidies.

Regulatory Bodies

The chart below illustrates the main regulatory bodies together with their responsibilities and reporting lines:

The Civil Aviation Secretariat (Secretaria de Aviação Civil), or SAC, which was established in March 2011, supervises civil aviation services and activities in Brazil. The SAC reports directly to the President of Brazil and is responsible for the oversight of ANAC and INFRAERO.

ANAC, which was created in 2005, has full regulatory powers regarding the following:

•	guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil;

•	regulating flight operations; and

•	regulating economic issues affecting air transportation and airports, including air safety, certification and fitness, insurance, consumer protection and competitive practices.

INFRAERO is a state-controlled airport operator that reports to the SAC. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., those whose operations have not been transferred to private parties by way of concessions), including safety, operational conditions and infrastructure.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, which was created in 2011, is a commission within the SAC. Its role is to coordinate the activities of the different entities and public agencies with respect to airport efficiency and safety.

The Department of Airspace Control (Departamento de Controle do Espaço Aéreo), or DECEA, reports indirectly to the Brazilian Minister of Defense. It is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology, as well as military aviation. Its functions include approving and overseeing the implementation of equipment and navigation, meteorological and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control System.

The Brazilian Civil Aviation Council (Conselho de Aviação Civil), or CONAC, which was created in 2011, is an advisory body to the President of Brazil with authority to establish national civil aviation policies, to be adopted and enforced by the Aeronautics High Command and ANAC. CONAC establishes guidelines relating to following:

•	the representation of Brazil in conventions, treaties and other activities related to international air transportation;

•	airport infrastructure;

•	the provision of funds to airlines and airports to further strategic, economic or tourism interests;

•	the coordination of civil aviation;

•	air safety; and

•	the granting of air routes, concessions and permissions for commercial air transportation services.

Airport Infrastructure

Brazilian currently has more than 2,500 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 97% of total passenger traffic passing through a network consisting of 67 airports. INFRAERO is responsible for the operational matters of 63 of these airports.

A number of smaller, regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.

The Brazilian government is implementing a program to privatize the operation of certain airports in Brazil by way of concessions granted following public bids. Concessions for the airports of São Paulo (Guarulhos), Brasília and Campinas were granted to private parties following a public bid in February 2012. In November 2013, Belo Horizonte (Confins Airport) in the state of Minas Gerais, and Rio de Janeiro (Galeão International Airport) have also been privatized by way of concessions. The result of this bid was confirmed by ANAC on January 24, 2014. The concessions for these airports have terms of between 20 and 30 years. Previously, a 28-year concession for São Gonçalo do Amarante Airport, located in Natal, Rio Grande do Norte, was granted to consortium named Inframérica following a public bid in October 2011.

The following chart summarizes the concession conditions for these airports:

	São Paulo (Guarulhos)	Campinas	Brasília	São Gonçalo do Amarante	Belo Horizonte (Confins)	Rio de Janeiro (Galeão)
Winning bid	R$16.2 billion	R$3.8 billion	R$4.5 billion	R$170 million	R$1.8 billion	R$19 billion
Concession term	20 years	30 years	25 years	28 years	30 years	25 years
Minimum Investment	R$4.7 billion	R$8.7 billion	R$4.7 billion	R$650million	R$3.5 billion	R$5.7 billion
Additional fee	10% of annual gross revenue, equal to R$1,770 million for the term of the concession	5% of annual gross revenue, equal to R$649 million for the term of the concession	2% of annual gross revenue, equal to R$107 million for the term of the concession	—	5% of annual gross revenue	5% of annual gross revenue

Source: SAC and ANAC.

Guarulhos, Brasília and Campinas airports represented approximately 30% of total passengers transported in Brazil in 2011, including domestic and international traffic, according to ANAC. In 2011, for the first time since 1997, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

Of the 63 Brazilian airports managed directly or indirectly by INFRAERO, approximately 13 airports are currently receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by Brazilian airlines, and is not expected to involve increases in landing fees or passenger taxes on air travel.

In December 2012, the Brazilian government announced an incentive program for the regional aviation industry, with implementation expected by early 2015. The program includes investments of up to R$7.3 billion in regional aviation infrastructure, with the goal of expanding the number of commercial airports in Brazil from 129 as of December 31, 2012 to 270 in ten years. As part of the incentive package, the Brazilian government announced that it intends to provide subsidies and airport fee exemptions for regional flights. The Brazilian government also announced that as part of the incentive package, Congonhas, the São Paulo downtown airport, will be required to allocate more slots dedicated to regional aviation and, in relation thereto, has ordered, through SAC, a public consultation to discuss the regulation of these new slots.

The commercial operation of public airports that exclusively operate non-scheduled flights is regulated by the Federal Decree nº 7,871 of December 21, 2012, or Decree nº 7,871. We cannot confirm if such amendment will effectively occur, but in January 2014, SAC demonstrated its intention to amend Decree nº 7,871 in order to exclude the limitation currently in force that prohibits regular flights in such airports. If such amendment occurs, it will permit us to increase the number of locations from which we are able to operate.

Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, subject to concessions or authorizations granted by the authority that operates the airport—which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces within airports, although INFRAERO may conduct a public bidding process if there is more than one applicant. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.

We have renewable concessions with terms varying from one to five years from INFRAERO and other granting authorities to use and operate all of our facilities at each of the major airports that we serve. Most of our concession agreements for passenger service facilities at our terminals, which include check-in counters and ticket offices, operational support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

Air Transportation Service Concessions

Under the Brazilian Constitution, the Brazilian government is responsible for air transportation and airport infrastructure, as a public service, and may provide these services directly or by way of concessions or authorizations to third parties. ANAC is the authority empowered to authorize concessions for the operation of regular air transportation services.

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil whose constitutive documents have been approved by ANAC, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo—COA), and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations relating to the concession agreement, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.

Azul Linhas’ concession was granted on November 26, 2008 by ANAC and has a term of ten years. TRIP’s concession was granted on September 3, 1998 by the Air Force Command (formerly the Ministry of Aeronautics), a predecessor to ANAC, for a term of 15 years, which was renewed by ANAC on October 3, 2013 for an additional 10-year period.

Public bidding is not currently required for the grant of concessions for the operation of air transportation services. Due to the intense growth of the civil aviation sector, however, it is possible that the government may change this rule in order to encourage competition or to achieve other political purposes.

Route Rights

Domestic routes

For the granting of new routes and changes to existing ones, ANAC evaluates the current capacity of the airport infrastructure where the route would be operated. Route frequencies are granted subject to the condition that they are operated on a frequent basis.

Any airline’s route frequency rights may be terminated if the airline (i) fails to begin operation of a given route for a period exceeding 15 days, (ii) fails to maintain at least 75% of flights provided for in its Air Transportation Schedule (Horário de Transporte Aéreo), or HOTRAN, for any 90-day period or (iii) suspends operations for a period exceeding 30 days.

ANAC approval of new routes or changes to existing routes is granted through an administrative procedure and requires no changes to existing concession agreements.

The HOTRAN is the official schedule report of all routes that an airline can operate. Once routes are granted, they must be immediately reflected in the HOTRAN. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of ANAC. Brazilian laws and regulations do not permit an airline to sell, assign or transfer its routes to another airline.

International routes

Rights regarding international routes and the corresponding transit rights depend on the bilateral air transport treaties between Brazil and the foreign government. Under these treaties, each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements.

ANAC has the authority to grant Brazilian airlines approval to operate a new international route or change an existing route, subject to the airline having filed satisfactory studies to ANAC demonstrating the technical and financial viability of the routes and fulfilling certain conditions with respect to the concession for the routes. A Brazilian airline that received ANAC approval to provide international services may address a request for approval of a new or changed route to the International Relations Superintendence of ANAC (SRI—Superintendência de Relações Internacionais da ANAC). The Superintendence submits a non-binding recommendation to the president or ANAC, who may decide whether to approve the request.

An airline’s international route frequency rights may be terminated if the airline fails to maintain an Index of Frequency Utilization (Índice de Utilização de Freqüência), or IUF, of at least 66% of flights for any 180-day period, or if the airline does not initiate operations within a period of 180 days from the grant of the new route.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries, as well as a new open skies policy with the United States that is expected come into force in 2015. In March 2011, Brazil also signed an open skies agreement with Europe that is expected come into force in 2014.

Domestic Slots Policy

For certain airports that are classified as saturated by ANAC, passenger airlines are required to obtain slots from ANAC. A slot is a predetermined period of time during which the airline is allowed to takeoff or land at a specific airport. To obtain domestic slots, the airline must submit a request to ANAC with at least two months’ notice. ANAC allocates slots according to the airline’s rotation activities. Airlines may transfer slots with ANAC’s prior approval. An airline may lose its rights to its slots where service provision is below the quality determined by ANAC. In these cases, the slots are distributed to other airline companies by public tender.

Currently, there is only one Brazilian airport where slots are necessary to permit scheduled flights: Congonhas in São Paulo, which is operated by INFRAERO. This airport, which is the busiest domestic airport in Brazil, has a shortage of slots due to the lack of airport infrastructure to meet current demand. As a result, the number of new slots granted by ANAC at this airport is limited. New slots are awarded by public tender and generally only become available when they are taken from existing airlines as a result of disciplinary proceedings, or when airport capacity is increased. In the most recent distribution of slots, ANAC opened the public tender to all airlines that were qualified to bid. Airports in smaller and medium-sized markets, which are the focus of our growth strategy, do not require slots, which allows us greater flexibility in establishing our timetable when building out our route network.

In 2012 the Brazilian government also announced that as part of the incentive package, Congonhas, the São Paulo downtown airport, will be required to allocate more slots dedicated to regional aviation and, in relation thereto, has ordered, through SAC, a redistribution of these new slots in 2014. As part of this reallocation, we expect to receive up to 28 slots, which we expect will allow us to add new flights from the São Paulo city airport located at Congonhas to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our offering to São Paulo passengers.

In early 2013, ANAC held a public consultation process to change its regulations regarding the redistribution of slots, with the aim of increasing competition between airlines. On July 22, 2014, ANAC enacted its Resolution No. 338, which may benefit us by enabling us to penetrate major airports where the slots are currently concentrated with a few airline companies.

Import of Aircraft into Brazil

Any civil or commercial aircraft must be certified in advance by ANAC before being imported into Brazil. Once certified, the aircraft may be imported in the same way as other goods. Following import, the importer must register the aircraft with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro).

Registration of Aircraft

Brazilian aircraft must have a certificate of registration (certificado de matrícula) and a valid certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by ANAC. The certificate of registration establishes that the aircraft has Brazilian nationality and serves as proof of its enrollment with the aviation authority. The certificate of airworthiness, which is generally valid for 15 years from the date of ANAC’s initial inspection, authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. An aircraft’s registration may be cancelled if the aircraft is not in compliance with the requirements for registration and, in particular, if it has failed to comply with any applicable safety requirements specified by ANAC or the Brazilian Aeronautical Code.

All information relating to the contractual status of an aircraft, including title documents, operating leases and mortgages, must be filed with the RAB in order to update public records.

Fares

Brazilian regulations allow airlines to establish their own domestic fares without prior approval from the Brazilian government or any other authority. However, ANAC regularly monitors domestic fares. In particular, under regulations published in 2010, Brazilian airlines must report their monthly prices to ANAC by the last business day of each month.

Restrictions on the Ownership of Shares in Air Transportation Service Providers

Under the Brazilian Aeronautical Code, at least 80% of the voting stock of a company that holds a concession to provide scheduled air transportation services must be held directly or indirectly by Brazilian citizens, and the company must be managed exclusively by Brazilian citizens. The Brazilian Aeronautical Code also imposes restrictions on transfers of the shares of companies that hold concessions to provide scheduled air transportation services, including the following:

•	all voting shares must be nominative;

•	no non-voting shares may be converted into voting shares;

•	prior approval of the Brazilian aviation authorities is required for any transfer of shares (regardless of the nationality, corporate status or structure of the transferee) if the transfer relates to more than 2% of the airline’s share capital, would result in a change in control of the airline, or would cause the transferee to hold more than 10% of the airline’s share capital;

•	the airline must file a detailed shareholder chart with ANAC every six months, including a list of shareholders and a list of all share transfers effected in the preceding six months; and

•	based on its review of the airline’s shareholder chart, ANAC may require that any further transfer of shares be subject to its prior approval.

These restrictions apply not only to companies that hold concessions to provide scheduled air transportation services, but also to their direct and indirect shareholders. Our subsidiaries Azul Linhas and TRIP hold concessions to provide scheduled air transportation services. These restrictions therefore apply to Azul, and in the event of any transfers of our shares, ANAC would evaluate whether or not the transferee and its shareholders comply with these requirements.

We have observed some initiatives by members of the Brazilian parliament to amend this rule and allow participation by foreign companies of up to 49% of the voting stock. Nevertheless, and despite frequent discussion of the subject by the Brazilian Minister of Civil Aviation, efforts to amend the Brazilian Aeronautical Code are not a priority of the current parliament.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire to dispose of waste. Brazilian environmental law also provides for “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders in order to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by Azul Linhas and TRIP.

We seek to comply with all environmental legislation and all requirements of public authorities in order to avoid liabilities and limit additional expenses.

Environmental Licenses

Under Brazilian law, the authority to grant environmental licenses for facilities or activities within a state, among other activities, belongs to the state authorities, unless the environmental impact would extend beyond the state border, in which case the Brazilian federal government has jurisdiction. Municipal authorities have jurisdiction over the licensing of facilities or activities that have a local impact. Each state has the power to establish specific regulations regarding environmental licensing procedures, within the scope of general guidelines established by the Brazilian government.

All requests for renewal of an environmental license must be filed at least 120 days prior to its expiry. Provided that this deadline is complied with, the license is automatically extended until the environmental authority issues its decision.

The constructing, implementation, operation, expansion or enlargement, without a license, of any facility or activity that causes significant environmental impact, or the expansion of an activity in violation of an existing license, subjects the violator to various penalties, including the requirement to shut down the facility or activity and fines ranging from R$500 to R$10,000,000. These penalties would therefore apply if we were to carry out any potentially polluting activity without a valid license or in violation of the license terms.

We require our suppliers to comply with several Environmental Management System procedures and use technical audits to enforce compliance. We exercise caution in environmental matters, and reserve the right to reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.

Gas Emissions

We are monitoring and analyzing developments regarding amendments to the Kyoto protocol and the emissions regulations in the United States and Europe. We may be required to purchase carbon credits for the operation of our business in future. No legislation on this matter has yet been enacted in Brazil.

Waste

Brazilian law, and particularly the National Policy on Solid Waste of 2010, provides that the transportation, management and final disposal of waste matter may not cause damage to the environment or inconvenience to public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment and final disposal of waste, and states that parties who outsource waste disposal to third party providers are jointly and severally liable with the service provider.

The administrative penalties applicable to the improper discharge of solid, liquid and gas waste, whether or not resulting in effective contamination, include, among others, embargo of the activity or civil work and fines up to R$50 million. The costs for the proper waste management will probably increase in the coming years, in view of the implementation of sectorial agreements and greater regulation.

Proper transportation, treatment and final discharge of waste depend on the waste classification for disposal. The projects are subject to prior approval by the environmental authorities. Waste treatment activities are prone to licensing.

In the context of the shared responsibility (responsabilidade compartilhada), the National Solid Waste Policy provides that some industrial sectors shall implement a Reverse Logistics (Logística Reversa) system, defined as the actions and procedures to enable the collection and recovery of solid residues, for reusing in the manufacture cycles, as well as in other destination. As stated in the applicable legislation, the Reverse Logistics systems may be implemented jointly or individually by companies.

The Reverse Logistics system shall envisage the take back of products after the consumer’s use for their reuse in the manufacture cycle or for proper final destination. Such obligation is applicable to the Company as a consumer of lubricating oil, tires etc. The reverse logistics systems of these products are currently being implemented in Brazil. Each part of the chain has specific obligations with the goal of reducing the solid residues volume and mitigating adverse impacts on human health and on the environment.

Environmental Liability

Brazil’s National Environmental Policy provides for strict civil liability for damages caused to the environment, which means that we can be held liable for any damage irrespective of fault. To establish strict liability, one simply has to demonstrate a cause-effect relationship between the polluter’s activity and the resulting damage in order to trigger the obligation to redress the environmental damage.

Public Attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are all authorized by law to file public civil actions seeking compensation for environmental damages. The National Environmental Policy provides an extensive list of parties who can be held liable for environmental damages and establishes joint liability among all the parties involved in polluting activity. Accordingly, the victim or any of the other parties entitled to sue may choose to seek damages against any single responsible party, and the defendant is entitled to seek recourse against all other parties involved in polluting activity.

According to prevailing legal opinion in Brazil, there is no statute of limitations for claims seeking compensation for environmental damages.

Criminal liability for environmental matters in Brazil extends to corporations as well as to individuals. If a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents or proxies may also be subject to criminal penalties if there is proof of their intent or fault. The settlement of a civil or administrative lawsuit does not necessarily prevent criminal prosecution for the same violation. Freedom-restricting penalties (confinement or imprisonment) are often reduced to right-restricting penalties, such as community service mandates. Criminal sanctions encompass imprisonment in the case of individuals, or dissolution or restriction of rights for legal entities. Fines may be replaced by an undertaking by the violator to take specific steps to redress the environmental damage, if approved by the appropriate environmental authority. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress.

Pending Legislation

The Brazilian Congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code. This draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and an increase in the limit on foreign ownership in voting stock of Brazilian airlines from 20% to 49%.

The draft bill is still under discussion in the Brazilian House of Representatives and, if approved, must be submitted for approval to the Senate before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or if ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected. Since these discussions have been ongoing since 2009, there is a significant possibility that the Brazilian Aeronautical Code could be amended in 2014.

Aircraft Repossession

On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. This convention has been ratified and published as a Presidential Decree on May 16, 2013, and was regulated by ANAC through Resolution No. 309, of March 18, 2014.

The Cape Town Convention is intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, as well as various legal remedies for default in financing agreements, including repossession and provisions regarding how the insolvency laws of the signatory states will apply to registered aircraft and engines. The Convention provides specific remedies such as the International Deregistration Power of Attorney, which allows recovery of the aircraft in case of default and insolvency. The RAB has been appointed as the responsible authority regarding the international registry in Brazil.

Government Insurance

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law No. 10,744 of 2003, authorizing the government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. This statutory coverage is limited to an amount of US$1 billion. In addition, under the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension.

We maintain all other mandatory insurance coverage for each of our aircraft and additional insurance coverage as required by lessors. See “Business—Insurance.”

INDUSTRY

Overview

There are two main categories of airlines that operate in the Brazilian domestic and international market: (i) traditional legacy network carriers, which include LATAM Airlines, Copa Airlines, Avianca-Taca and several international carriers, and (ii) low-cost carriers, primarily Azul and Gol.

The legacy carriers offer scheduled flights to major domestic and international routes (directly and through their associations with international airline alliances), operating mostly at the largest airports in Brazil and other smaller regional hubs. Low-cost carriers generally offer a more basic service to travelers and have lower cost structures than traditional legacy carriers. The lower cost structure of low-cost airlines permits them to offer flights to and from many of the same markets as the major legacy airlines but at lower prices. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same regions as the principal airports serving major population centers. Many low-cost carriers provide only a single class of service, avoiding the significant incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with streamlined aircraft families to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs.

Brazil remains one of the fastest growing and attractive emerging economies in the world. Marked improvements in Brazil’s economic prosperity have led to growth in the Brazilian middle class. According to Brazilian federal government studies, between 2002 and 2010 21% of the Brazilian population entered the middle class and an additional 6% entered the upper income classes. According to information provided by the World Bank, from 2007 to 2013, Brazilian nominal GDP/capita in U.S. dollar terms increased from approximately $7,194 to approximately $11,208, and is projected to reach approximately $20,564 by 2020 according to Business Monitor. Brazil was named the seventh largest economy in the world in 2013 by CEBR. We believe the growth in the Brazilian economy has driven higher demand for air transport, both for leisure and business travel.

In Brazil, air transportation has historically been affordable strictly for the country’s higher income segment, resulting in a comparatively low level of air travel. We believe that the low-cost, low-fare business model has the potential to increase the use of air transportation in Brazil significantly as it offers a viable, convenient and affordable alternative to other modes of transport, principally bus and car. Air travel per capita still remains relatively low in Brazil despite significant growth in the aviation market. Brazil, which is geographically similar in size to the continental United States is the third largest market for domestic passengers after the United States and China, and is expected to reach 122.4 million domestic passengers in 2017, an increase of 32.4 million passengers from 90.0 million in 2013, according to IATA. According to ANAC, there were 90.0 million domestic enplanements and 6.0 million international enplanements by Brazilian airlines in 2013, for a total population of approximately 194 million, according to the IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 647.9 million domestic enplanements and approximately 181.1 million international enplanements in 2013, out of a total population of approximately 316 million, based on the most recent U.S. Census.

The number of domestic revenue enplanements in Brazil has grown from 29 million in 2000 to over 90 million in 2013. In terms of domestic revenue passenger kilometers, the industry’s passenger traffic has grown from 25.5 billion RPKs in 2000 to 88.2 billion RPKs in 2013. Available domestic capacity in this same period grew from 43.4 billion ASKs in 2000 to 115.9 billion ASKs in 2013. Domestic industry load factors, calculated as RPKs divided by ASKs, averaged 76.1% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	At December 31,
	2013	2012	2011	2010	2009(1)
		(in millions, except percentages)
Available seat kilometers	115,886	119,337	116,096	102,728	86,126
Available seat kilometers—growth	2.9%	2.8%	13.0%	19.3%	14.6%
Revenue passenger kilometers	88,226	87,046	81,462	70,277	56,760
Revenue passenger kilometers—growth	1.4%	6.9%	15.9%	23.8%	14.4%
Load factor	76.1%	72.9%	70.2%	68.4%	65.9%

Source: ANAC, Advanced Comparative Data (Dados Comparativos Avançados).

(1)	In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the ICAO’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

As experienced during the 2014 World Cup and as expected in the upcoming Summer Olympics (2016) in Brazil, the need for substantial additional airport infrastructure investments is evident. In recognition of significant opportunities to improve the quality of this infrastructure, the Brazilian government is carrying out a comprehensive plan of airport privatizations. In August 2011 the Brazilian government privatized the new Natal airport, which will be constructed and operated by a private consortium. In February 2012 the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by three separate consortia for periods of 20 to 30 years. In November 2013 the Brazilian government also privatized the Galeão Airport, in Rio de Janeiro, Confins Airport, in Minas Gerais, which will be operated by two separate consortia for periods of 25 and 30 years, respectively. Other airports are expected to be privatized in the near future. See “Regulation—Regulation of the Brazilian Civil Aviation Market—Airport Infrastructure.”

Long-distance travel alternatives in Brazil are limited given that there is no interstate rail system and road infrastructure is poor. Interstate bus service is the most viable alternative to air travel. According to the Global Competitiveness Report (2013-2014) Brazil ranks 114th out of 148 countries in terms of “Overall Infrastructure Quality,” making travel, by any means, challenging and time consuming, particularly for long distances. We believe that compared with other markets, long-distance bus travel is more expensive, significantly more inconvenient given poor infrastructure quality, and less safe. We also believe that Brazil has relatively high prices of automobiles, automotive fuel and tolls, and automobiles make driving a less cost-efficient mode of transport than in other markets. According to our estimates, a trip by bus from Campinas to Salvador would take 15 times as long (30 hours) and cost approximately 15% more than a one-way air ticket purchased two weeks in advance for the same route. Despite the significant growth in air travel in Brazil over the last decade, we believe that there is still significant upside potential for bus passengers to switch to low-fare air transport.

The growth in the Brazilian middle class led to significantly increased demand for international air travel by Brazilians. As air transportation has become more affordable, Brazilians are allocating a larger portion of their disposable income to international travel. We believe that our unique offering will present the most convenient alternative for many Brazilians traveling to key international destinations such as Florida and New York from destinations throughout the country. According to the U.S. Department of Commerce, passenger traffic from Brazil to Florida was approximately 1.2 million passengers in 2013, with Brazil ranking first in terms of inbound passengers to Florida.

Market Environment

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, service reliability, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are Gol and LATAM, which are a full-service scheduled carriers offering flights on domestic and international routes. Since 2011, the airline industry in Brazil has witnessed significant consolidation. In 2012, Lan Airlines S.A. completed the acquisition of TAM to form LATAM. In 2011, Gol acquired Webjet, and in 2012 we acquired TRIP, consolidating the low-cost segment and capitalizing on financial and operational synergies from the combination. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

Air travel in Brazil has been historically concentrated in a limited number of large markets. According to ANAC, the ten busiest routes accounted for over 22.0% of all domestic air passengers in 2011, while the ten busiest airports accounted for 67.3% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2012. Given this concentration of demand for air travel, most Brazilian airlines have focused on serving particular high traffic markets and, we believe, have deliberately reduced network coverage of less busy route pairs and markets. This reduction in service and focus on principal markets has created an opportunity to provide convenient air transport connectivity to underserved markets in Brazil. Furthermore, we believe that these markets, generally located in less densely-populated areas of the country, cannot be profitably served by larger gauge Boeing 737 and Airbus A320 family aircraft, which make up the principal fleets of our largest competitors, but are better served by smaller, lower trip cost Embraer E-Jets and ATR aircraft that we operate.

As the growth in the Brazilian airline sector evolves, we may face increased competition from our primary competitors and charter airlines as well as new entrants into the market who reduce their fares to attract new passengers in some of our markets.

The table below shows the departure share of the main airlines in Brazil as of the dates indicated:

	At December 31,
Departure Share	2013	2012	2011	2010	2009
Azul(1)	32.3%	29.2%	9.5%	5.7%	3.6%
GOL(2)	30.7%	34.9%	30.9%	34.1%	39.5%
TAM	25.7%	27.9%	28.8%	33.0%	38.7%

Source: Innovata

(1)	TRIP’s results were consolidated into our financial statements commencing November 30, 2012. The December 31, 2012 numbers include TRIP’s results.
(2)	On October 3, 2011, Gol acquired Webjet. The results were consolidated into Gol’s financial statements commencing November 3, 2011.

The table below shows the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

	At December 31,
Domestic Market Share(1)— Scheduled Airlines	2013	2012	2011	2010	2009
GOL(2)	34.9%	35.1%	38.1%	40.5%	41.3%
TAM	40.3%	40.4%	42.0%	43.3%	46.3%
Azul(3)	17.1%	14.3%	7.4%	4.9%	3.2%
Others	7.7%	6.0%	9.0%	6.3%	4.4%

Source: Advanced Comparative Data (Dados Comparativos Avançados)

(1)	In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies ICAO’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.
(2)	On October 3, 2011, Gol acquired Webjet, the results were consolidated into Gol’s financial statements commencing October 3, 2011.
(3)	TRIP’s results were consolidated into our financial statements commencing November 30, 2012. The December 31, 2012 numbers include TRIP’s results.

The table below shows the number of destinations served on domestic routes of the main airlines in Brazil as of the dates indicated:

	At December 31,
Number of Domestic Destinations Served	2013	2012	2011	2010	2009
Azul(1)	103	100	42	27	15
GOL(2)	51	52	52	51	51
TAM	42	43	45	45	42

Source: Innovata

(1)	The data presented at December 31, 2012 for Azul includes domestic destinations served by TRIP as well as two airports that were temporarily closed in December 2012.
(2)	On October 3, 2011, Gol acquired Webjet. The results were consolidated into Gol’s financial statements commencing November 3, 2011.

Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies. Given the absence of interstate passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model has given us flexibility to set our fares to stimulate demand for air travel for passengers who, in the past, have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to, or in some routes more economical than, bus fares for the same destinations, provided direct competition for interstate bus companies on these routes.

BUSINESS

Overview

We have been the fastest growing airline in Brazil in terms of ASKs since we commenced operations in December 2008 and currently have the largest airline network in the country in terms of cities served and daily departures, with service at June 30, 2014 to 100 destinations, 225 routes and 800 departures per day. We are in the process of expanding our operations with selected non-stop service to high-demand locations in the United States, which we expect to launch in December 2014. Our model is to stimulate demand by providing frequent and affordable air service to underserved markets, with the result that we are the sole airline on 61.4% of our existing routes. For the six months ended June 30, 2014 we generated an Adjusted EBITDAR margin of 20.0%, the highest among South American publicly-held airlines according to results of operations furnished to the SEC, and had a 32.3% share of the Brazilian aviation market in terms of departures.

We were founded by entrepreneur David Neeleman and are the latest of his four airline ventures with sustained operational viability in three different countries, including JetBlue Airways. Backed by Mr. Neeleman and other key shareholders such as Weston Presidio, TPG Growth, Fidelity, Gávea Investimentos and Grupo Bozano, we are highly capitalized and have invested in a robust and scalable business model. We have a management team that combines local knowledge with diversified experience in and knowledge of best practices from the United States, the world’s largest and most competitive aviation market.

In 2012 we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations and have consolidated its results of operations into our financial statements since November 30, 2012. The acquisition substantially increased our network connectivity, enabling us to become the leading carrier by departures in 64 cities as of June 30, 2014 and consolidate our position as the leader in Brazil’s fast-growing regional aviation market. Through the acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area and gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our hub at Campinas in the state of São Paulo. In addition, our financial performance has significantly improved since the acquisition, reflecting what we believe are the synergy gains of our combined networks.

We believe we have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe we can continue expanding our domestic network while simultaneously leveraging the strong connectivity we have created in Brazil to benefit from the addition of select international destinations in the United States.

Our flexible fleet enables us to serve smaller and larger markets by connecting them to our extensive network of destinations. Our domestic fleet of 140 aircraft, composed of 82 modern Embraer E-Jets, which seat up to 118 customers, and 58 fuel-efficient ATR aircraft, which seat up to 70 customers, allows us to effectively match capacity to demand and offer more convenient and frequent non-stop service than our main competitors, who exclusively fly larger aircraft within Brazil. We believe this structure not only stimulates demand from business travelers, who tend to travel more as a result of increased flight frequencies, but also attracts cost-conscious leisure travelers, many of whom are first time flyers, by offering low fares for advance purchases. Our current business plan contemplates the addition of next generation narrowbody and widebody aircraft, which we believe will allow us to further improve the efficiency of our existing fleet and serve additional destinations. We believe that our strategic fleet plan will allow us to maintain industry-leading trip costs and further reduce our CASK, both in absolute terms and relative to our competitors. With an average age of 3.6 years at December 31, 2013, our fleet is younger than that of our main competitors, Gol and TAM.

We believe we have built a strong brand by offering a high-quality travel experience, based on a culture of customer service provided by a team of crewmembers whom we train to be highly motivated. Among other awards we were named “Best Low Cost Carrier in Latin America” in 2014, 2013, 2012 and 2011 by Skytrax, an independent aviation research organization, and “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization. Our domestic service offering features individual entertainment screens incorporating free LiveTV at every seat on virtually all of our jets, extensive legroom with a pitch of 30 inches or more, two-by-two seating with no middle seats, complimentary beverage and snack services, and free bus service to key airports (including between the city of São Paulo and Campinas airport).

As of June 30, 2014, we were the market leader by frequency on 68.3% of our routes, as the only airline operating on 61.4% of our routes and the most frequent carrier on an additional 6.9% of our routes, according to IATA. This extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly smaller number of destinations. We believe that this leading network position has enabled us to achieve significantly higher PRASK than other domestic carriers in the five-year period ended December 31, 2013. For the six months ended June 30, 2014, we had an average load factor of 80% and generated a 41% PRASK premium relative to Gol, according to its publicly available results of operations furnished to the SEC for the six months ended June 30, 2014.

We believe that utilizing smaller aircraft with lower fuel consumption provides us with lower trip costs relative to those of our main competitors. Our modern E-Jets seat up to 118 customers, and our fuel-efficient ATR aircraft seat up to 70 customers, while the narrowbody aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet is 35.8% lower than that of larger Boeing 737-800 jets flown by Gol, our main competitor, according to its results of operations furnished to the SEC for the six months ended June 30, 2014. In addition, our end-of-period FTEs per operating aircraft as of June 30, 2014 was the lowest in Brazil, at 76 compared to 157 for LATAM and 123 for Gol as of June 30, 2014, according to their respective results of operations furnished to the SEC for the six months ended June 30, 2014. We believe that our leading revenue performance driven by superior load factors, combined with our efficient operations and competitive cost structure, enabled us to achieve an Adjusted EBITDAR margin of 22.9% in 2013 and 20.0% for the six months ended June 30, 2014. For a description of how we calculate Adjusted EBITDAR, see “—Summary Financial and Operating Data” below. In 2013, we generated total revenues of R$5.2 billion (US$2.4 billion) and a net income of R$20.7 million (US$9.4 million) and for the six months ended June 30, 2014 our revenues totaled R$ 2.8 billion (US$1.3 billion) with a net loss of R$ 38.1 million (US$ 17.3 million).

With more than 4.0 million members as of June 30, 2014, our loyalty program, TudoAzul, has been the fastest growing frequent flyer program among our two main competitors for the past 3 years according to information publicly available on the websites of Smiles and Multiplus. We believe our program has a more efficient cost structure as it rewards customers for the amount paid for flights as opposed to the number of miles flown, thereby seeking to create a stronger link between passenger revenue and loyalty rewards. We are expanding the scope of TudoAzul and will launch an Azul branded credit card by the end of September 2014 in partnership with Banco Itaucard S.A. and through commercial partnerships with companies from other industries where we believe our brand provides a competitive advantage. Our current TudoAzul partners include American Express, Banco do Brasil, Banco Itaú, Bradesco, Banco Santander, Caixa, HSBC, among numerous others. In addition, we believe that the introduction of international flights to our network will provide our TudoAzul members with a broader range of more compelling and attractive redemption options. To maximize the value creation potential of TudoAzul going forward, we have recently started to manage the program as a separate business unit. We estimate that, on a standalone basis, TudoAzul has pre-sold R$185 million in points during the last twelve months ended June 30, 2014. Given the number of exclusive destinations we operate, our network strength, and the projected growth of passenger air travel in Brazil, we believe that TudoAzul will help increase operating revenues for our primary passenger travel business.

Our hub-and-spoke network is an integral part of our model of stimulating demand since it allows us to consolidate traffic by serving larger and medium-sized markets (including every state capital in Brazil) as well as smaller cities that do not generate sufficient demand for point-to-point service. As of June 30, 2014, 56.3% of our passengers at Campinas airport were in transit to another destination and more than 50% of all of our customers at the same period were connecting to other destinations through our network. We believe our main competitors, who only fly larger aircraft, are unable to generate sufficient demand to serve most of our markets profitably. As a result of our differentiated business strategy, we were the sole airline in 36 of the destinations we serve and on 61.4% of our routes as of June 30, 2014.

Our main hubs are located in Campinas and Belo Horizonte, two of the largest metropolitan areas in the country. Campinas is one of the wealthiest cities in Brazil according to IBGE, located approximately 90 kilometers (56 miles) from the city of São Paulo and has a catchment area of approximately seven million people in a 100km radius, according to IBGE. We are the leading airline at Campinas, with a 95.0% share of the airport’s 161 daily departures as of June 30, 2014. As a result of heightened demand driven by our entry into Campinas, as of June 30, 2014, the Campinas airport served 51 destinations, the most non-stop domestic flights of any Brazilian airport. Our second largest hub is located at the main airport of Belo Horizonte, capital of the third wealthiest state in Brazil according to IBGE, where we currently serve 30 destinations and have a 49.5% share of the airport’s 141 daily departures as of June 30, 2014. In addition, we are the fastest growing airline at Guarulhos airport, the largest airport in Brazil located near São Paulo, representing 65.8% of the airport’s growth in terms of domestic departures for the 18 months ended June 30, 2014. As of June 30, 2014, we offered 45 daily flights to 17 destinations from Guarulhos airport. Other smaller hubs that contribute to the increased connectivity of our network include Porto Alegre, Curitiba, Cuiabá, and Manaus.

Brazil, which is geographically similar in size to the continental United States, is the third largest market for domestic passengers after the United States and China, and is expected to reach 122.4 million domestic passengers by 2017, an increase of 32 million passengers compared to 90 million in 2013, according to IATA. We believe Brazil continues to show significant growth potential as air travel is still significantly underpenetrated, with 0.5 average flight segments flown per person per year, compared to 2.1 in a mature market such as the United States in 2012.

The core of our strategy is to drive greater profitability by growing our network on a domestic and international basis, adding new destinations, further interconnecting our current destinations, and increasing frequency in existing markets. We believe this continued roll-out will stimulate further demand, reducing CASK and increasing margins through the economies of scale created by optimizing our resources and staff. We also intend to continue growing our ancillary revenue streams, which represented R$30.3 per passenger in the six months ended June 30, 2014, including cargo operations and travel packages, by leveraging our existing products and expanding our offerings.

Our History and Organizational Structure

Our company was founded on January 3, 2008 and we began operations on December 15, 2008. We began operations as what we believe to have been one of the most highly-capitalized airline start-ups in history, having raised R$400 million in 2008 in capital from our shareholders, including David Neeleman, our controlling shareholder, the Chairman of our board of directors and our Chief Executive Officer. Our start-up capital enabled us to invest up-front in our scalable operating platform and our efficient young fleet, and rapidly achieve positive Adjusted EBITDAR. For a reconciliation of Adjusted EBITDAR to net income, see “Summary Financial and Operating Data.”

After launching in December 2008 with operations in Campinas and two other airports, we became Brazil’s third largest airline in terms of domestic market share in May 2009, after less than six months of operations. As of June 30, 2014, we had the largest airline network in Brazil serving 100 destinations, 225 routes and 800 departures per day. Our aircraft fleet has grown from three Embraer E-Jets in December 2008 to a total of 82 Embraer E-Jets, 58 ATR aircraft and one widebody Airbus A330 by June 2014. We were selected in 2010 by Ad Age, a leading marketing news source, as one of the 50 hottest brands in the world. In 2011, we were recognized by Fast Company, a business magazine, as one of the 50 most innovative companies in the world and the most innovative company in Brazil.

We operate through two principal subsidiaries: (i) Azul Linhas, our original operating subsidiary through which we run part of our flight operations and (ii) Canela Investments LLC, or Canela Investments, a limited liability company incorporated in Delaware, which is the parent company to our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments has nine wholly-owned subsidiaries, all of which are incorporated in Delaware, through which we own part of our fleet. Azul Linhas owns Azul Finance LLC, a wholly owned subsidiary incorporated in Delaware, through which Azul Linhas will finance part of our fleet.

We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is ultimately owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one of our aircraft and leases it to Azul Linhas. Aircraft that we purchase through financing in reais are held directly by Azul Linhas. Aircraft that we lease from third parties under operating leases are formally owned by our relevant counterparty and leased to Azul Linhas. As of June 30, 2014, our total contractual fleet consisted of: (i) 22 aircraft owned by subsidiaries of Canela Investments, (ii) 33 aircraft owned directly by Azul Linhas, and (iii) 85 aircraft leased from third parties.

The following organizational chart sets out, in summary form, our material subsidiaries as of the date of this prospectus:

Among other awards, we were named “Best Low Cost Carrier in Latin America” in 2014, 2013, 2012 and 2011 by Skytrax, an aviation research organization, and “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation market intelligence provider.

Products and Services

Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenues. In addition, we generate revenues through our cargo transportation operations and our travel and tourism operations.

Scheduled Air Transportation

We target business travelers by offering convenient and frequent service to numerous destinations, 61.4% of which we served exclusively as of June 30, 2014. We also attract leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenues and other revenues.

Passenger Ticket Revenues

Based on our internal surveys, business travelers make up the largest component of our ticket revenues and customers, accounting for approximately 60% of our total customer base in 2013. Although business travel can be cyclical depending on the general state of the economy, it tends to be less seasonal than leisure travel, which peaks during vacation season and around certain holidays in Brazil. Leisure travelers, who we believe accounted for approximately 40% of our customer base in 2013, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules. Ticket revenues from our customers were R$4,895.2 million in 2013, R$2,547.6 million in 2012 and R$1,617.3 million in 2011, representing 88.8%, 89.7% and 89.8% of our total operating revenues, respectively. For the six months ended June 30, 2014, ticket revenues totaled R$2,579.5 million, representing 88.2% of our total operating revenues.

Other Revenues

In addition to generating ticket revenues, we generate non-ticket revenues including passenger related fees, cargo transportation, and travel and tourism operations. Other revenues were R$619.6 million in 2013, R$293.3 million in 2012 and R$183.1 million in 2011, representing 11.2%, 10.3% and 10.2% of our total operating revenues, respectively. For the six months ended June 30, 2014, other revenues were R$344.1 million, representing 11.8% of our total operating revenues.

We generate other fare-related revenues by charging fees for certain services, such as cancellation fees, change fees, no-show fees and call center booking fees, and by selling travel insurance. We accommodate extra baggage at an additional cost, depending on the weight of the baggage. We also offer upgrades to those customers who wish to sit in our premium Espaço Azul seats that feature additional legroom.

We leverage our extensive route network and our strategic location at Campinas airport, the second largest cargo airport in Brazil, by offering cargo services. Our frequent point-to-point service, high reliability and on-time performance provide a high value proposition for our cargo services. Our strategy of using spare capacity in our aircraft to carry express cargo and smaller packages further increases our efficiency. We offer cargo transportation services to over 3,700 locations, and as of June 30, 2014, we had a 86.7% share of the Campinas domestic cargo market. We have 127 representatives and six stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any casualties occur during the ground transportation.

Through our travel and tourism operations, Azul Viagens, we offer travel services, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our web site, or, as of June 30, 2014, at one of the 467 travel agencies that offer our travel products or at one of our 15 stores.

Route Network

As of June 30, 2014, we served 100 destinations in Brazil, including all state capitals, the largest number of destinations offered by a Brazilian airline. Our hub is the Campinas airport, located in the state of São Paulo, approximately 90 kilometers from the city of São Paulo (the largest city in Brazil). From Campinas, we provided non-stop service to 51 Brazilian cities accounting for 95.0% of the weekday departures from Campinas airport, as of June 30, 2014.

The table below shows our top ten cities by average number of departures per day and the estimated population within 100 kilometers as of December 31, 2013.

	As of December 31, 2013
Route	Average Number of Departures per Day	Estimated Population
Campinas	183	6,793,996
Belo Horizonte (Confins)	77	4,618,899
São Paulo (Guarulhos)	52	11,504,608
Rio de Janeiro (Santos Dumont)	48	6,103,049
Curitiba	43	3,678,704
Porto Alegre	39	4,773,546
Salvador	36	4,456,232
Recife	31	5,243,852
Belo Horizonte (Pampulha)	29	1,511,583
Cuiabá	27	921,848

Source: ANAC and Azul (Based on IBGE data)

Our focus on providing a large route network with convenient service has enabled us to become the market leader on 68.3% of our routes as of December 31, 2013, being the only operating airline in 61.4% of our routes, and most frequent carrier on an additional 6.9% of our routes, according to IATA.

We believe that our domestic fleet of smaller aircraft that offers lower trip costs and better match capacity to demand provides us with a competitive advantage by allowing frequent non-stop service to a broad portfolio of destinations and, as a result, greater convenience to customers. We believe we are effective in adjusting our capacity to meet demand by timing aircraft deliveries and maintenance schedules to ensure capacity is closely matched with demand. We intend to continue to grow sustainably and profitably by further adding new domestic and international destinations, interconnecting the cities that we already serve and increasing frequency in existing markets.

The map below shows the destinations and routes we served as of June 30, 2014.

Azul holds a code-share and frequent flyer agreement with United Airlines and interline agreements with Transportes Aéreos Portugueses S.A., Etihad Airways, Air Europa, Lufthansaa, Copa Airlines, and Aerolíneas Argentineas. These agreements allow passengers to issue tickets including connecting flights served by airline partners, enabling customers to fly to cities that are not served by the airline that sold the ticket. We believe this will allow us to increase our load factor in flights departing from Brazilian airports operated by our partners and gain brand exposure internationally.

Customer Service

We believe that a high quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong Azul company culture focused on customer service that provides a high-quality, differentiated travel experience.

Crewmembers

Our crewmembers are specifically trained to implement our values in their interactions with our customers, particularly through being service-oriented and taking individual initiatives, all focused on providing customers with a differentiated travel experience. We strive to instill our “customer comes first” and “can do” approach in all our crewmembers, which is reflective of how we manage our business. We were recognized as one of the best companies to work for in Brazil by Exame/Você S/A, a Brazilian business magazine. See “—Employees.”

Product Features

We endeavor to pay attention to detail, as evidenced by our product offerings, which include the following features:

•	a fleet younger than those of our main competitors, Gol and TAM;

•	video entertainment screens at every seat and free Live TV on most of our E-jets;

•	extensive legroom of 30 inches or more;

•	complimentary, personalized snack and beverage service on domestic flights; and

•	free bus service to key airports.

We maintain a bus shuttle service that links four cities within the state of São Paulo with Campinas airport, and also links Blumenau in the state of Santa Catarina with the Navegantes airport. As of June 30, 2014, we have over 175 departures per day across seven different bus lines, transporting over 80,000 customers monthly and featuring pre-boarding check-in services at most departure points. Our shuttle service is complementary, and we believe that the associated cost is justified by increased customer satisfaction, targeted customer base and demand for our services.

On-Time Performance

We have posted one of the best on-time performance records among Brazil’s largest carriers for the last three years, at 91.4% for 2013, 90.7% for 2012 and 90.2% for 2011, according to INFRAERO. We were recognized as the airline with best on-time performance in Latin America by FlightStats in 2012. In addition, our completion rate has been consistently high, totaling 98.7% in 2013, 99.2% in 2012 and 99.3% in 2011. Our commitment to operating an on-time airline with a high-quality customer experience which we believe is unique among Brazilian airlines has resulted in us having lower levels of complaints per 10,000 passengers of any airline in Brazil over the past three years, according to ANAC.

The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2013	2012(1)	2011
On-Time Performance(2)	91.4%	91.1%	90.2%
Completion Rate(3)	98.7%	99.2%	99.3%

Source: Azul-INFRAERO and ANAC

(1)	Including information from TRIP from December 1, 2012.
(2)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 30 minutes).
(3)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

As a result of our strong focus on customer service, as of June 30, 2014, approximately 91% of our customers would recommend or strongly recommend Azul to a friend or relative, as evidenced by our internal customer satisfaction surveys.

Revenue Management

Revenue management, which comprises both pricing and yield management, consists of an integrated set of business procedures that allows us to understand and respond quickly to market fluctuations and anticipate customer behavior. Both pricing and yield management are closely linked to our route planning, and as our sales and distribution methods. The fares and the number of seats we offer at each fare result from our proactive yield management based on a continuous process of analysis and forecasting. Past booking history, load factors, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are also included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to design a strategy to achieve the maximum revenue by balancing the average fare charged against the corresponding effect on our load factors. This pricing and yield management strategy seeks to ensure that we continue to attract and retain high yield business traffic including last minute seat availability for late booking business travelers, which is integral to our revenue management. Our yield management system was developed internally and is proprietary.

Utilizing the appropriate aircraft for a specific market enables us to better match capacity to demand. As a result, we believe we are able to enter new markets, cater to underserved destinations with high growth potential and provide greater flight frequency than our competitors. With this model, we optimize revenue through dynamic fare segmentation, targeting both business travelers, who appreciate the convenience of our frequent non-stop service, and cost conscious leisure travelers, many of whom are first-time flyers, and for whom we offer low fares to stimulate air travel and encourage advance purchases.

Our model of fare segmentation, combined with our practices in pricing and yield management, contributed to our leading PRASK of 24.69 cents of a real as of December 31, 2013. In addition, in the six months ended June 30, 2014, our PRASK totaled 25.80 real cents, compared to 18.29 real cents for our main competitor, Gol, according to its results of operations furnished to the SEC for the six months ended June 30, 2014, representing a 41% premium. This PRASK premium is derived not only from higher load factors, but also by extracting higher yields than our main competitor. Our industry-leading PRASK is a direct result of our revenue management strategies working in connection with our route planning, sales and distribution, and marketing strategies.

Marketing

We strive to achieve the highest marketing impact at the lowest cost, and have been successful in building a strong brand by focusing on innovative marketing and advertising techniques rather than traditional marketing tools, such as print ads. Our marketing and advertising techniques focus on social networking tools (Facebook, Twitter, YouTube and viajamos.com.br, a website focused on traveling) and generating word-of-mouth recognition, including through our TudoAzul loyalty program and our visibly branded complimentary bus service to key airports we serve. In addition, we increase our visibility and brand recognition by offering our customers onboard magazines and snacks branded with our logo. We also engage in marketing by maintaining planes in our livery and painted with recognizable symbols, like the Brazilian flag, and symbols supporting important social causes, like breast cancer awareness, and place logos of key partners on our planes to generate additional revenue, such as Sky TV, Coca Cola, and Nestlé. Furthermore, we engage in guerilla marketing campaigns to enhance our brand recognition and provide promotions directed at our customers.

In recognition of our innovative branding techniques, we were selected in 2010 by Ad Age, a leading marketing news source, as one of the 50 hottest brands in the world. In 2011, we were recognized by Fast Company, a business magazine, as one of the 50 most innovative companies in the world and the most innovative in Brazil.

TudoAzul Loyalty Program

Our loyalty program TudoAzul aims to enhance customer loyalty and brand recognition. Launched in May 2009 and with more than 4.0 million members as of June 30, 2014, TudoAzul has been the fastest growing frequent flyer program among our two main competitors for the past 3 years according to information publicly available on the websites of Smiles and Multiplus.

While other frequent flyer programs usually give more points or miles to customers based on the distance flown, TudoAzul’s innovative model offers points based on the fare paid, thereby rewarding more valuable, revenue-generating customers.

Under modifications to the TudoAzul program which became effective in June 2013, members earn at least two points and up to five points per each real spent in tickets on Azul. Upon registration through our website or call center, new program members are awarded 500 bonus points. Redemptions of points for one-way tickets start at 5,000 points and go up for more expensive flights. TudoAzul also offers a points plus cash option, in which tickets can be purchased using a combination of cash and TudoAzul points. Periodically, as a promotional tool, we may offer awards for fewer than 5,000 points. We believe that with a system that awards at least as many points as reais spent, customers perceive they are also receiving a higher reward for their purchases. At the same time, we believe that the variable amount of points required to redeem awards gives us flexibility in exercising discretion over the costs we incur in relation to these redemptions. Points earned before the modification of the program were converted to the new system at a ratio of 40 new points for each credit held.

Each TudoAzul point expires after two years. Frequent flyers achieve “TudoAzul Plus” status when they accumulate 2,500 points and “TudoAzul Safira” (Sapphire) status once they accumulate 6,250 points during a given calendar year. Plus or Safira status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits: bonus points, check-in privileges at major airports like Campinas, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.

Historically, since the program’s inception, average fares paid by TudoAzul members have been higher than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also TudoAzul members.

We plan to expand our TudoAzul loyalty program and, in partnership with companies from other industries, enter into new markets where we believe our strong brand provides a competitive advantage. By the end of September 2014, we plan to launch an Azul-branded credit card. Our current TudoAzul partners include American Express, Banco do Brasil, Banco Itaú, Bradesco, Banco Santander, Caixa, HSBC, among numerous others. We believe TudoAzul will benefit from our strong route network and geographical presence, which should lead to higher member enrollment and participation.

Sales and Distribution

We currently sell our products through four primary distribution channels: (i) our website, (ii) our call center, (iii) 115 stores (including airport counters) and (iv) third parties such as travel agents, including through their websites. Direct internet bookings by our customers represent our lowest cost distribution channel. Approximately 93.2% and 91.7% of all sales were generated by online channels in 2013 and as of June 30, 2014, respectively, which create significant cost savings for us. We intend to continue to work on increasing sales through online channels, in particular sales through our website. Sales through travel agencies are less cost-efficient than online booking as they involve higher distribution costs. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain sales targets rather than upfront commissions. We maintain a high-quality call center staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our call center to offset its operating costs.

Fleet

Our aircraft fleet is young, with an average age of 3.6 years as of December 31, 2013 compared with an average of seven years for our main competitors, Gol and TAM, according to their 2013 results filed with the SEC. As of June 30, 2014, the average age of our fleet was 4.0 years. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs.

Our optimized fleet structure allows us to use the right-sized aircraft for the markets we serve. Our domestic fleet of ATR and E-Jets enables us to penetrate markets that our competitors, who only fly larger narrowbody aircraft, cannot serve profitably. In addition, to leverage from the strength of our domestic network and maximize the growth potential of our frequent flyer program and cargo operations, we plan to add next generation narrowbody and widebody aircraft to our fleet with lower seat and trip costs to serve high-density and long-haul markets. As a result, we expect to maintain industry-leading trip costs and to reduce our CASK, both absolutely and relative to our competitor while increasing our RASK.

As of June 30, 2014, we had an operating fleet of 136 aircraft, consisting of 79 E-Jets and 57 ATR aircraft and a total fleet of 141 aircraft, consisting of 82 E-jets, 58 ATRs and one Airbus A330. The five aircraft not included in our operating fleet consisted of new aircraft delivered but not yet certified to enter service and aircraft being prepared for sale. The Airbus A330 widebody aircraft that has been recently added to our fleet will be deployed on long-haul routes and is currently being used for certification and training in preparation of our first international flights to Fort Lauderdale and Orlando scheduled to begin in December 2014.

The following tables set forth the composition of our fleet for the periods indicated:

	As of June 30,		As of December 31,
Operating Fleet	Number of seats	2014	2013	2012
Embraer aircraft
E-190	106	22	22	22
E-195	118	55	51	39
E-175	86	2	5	8
ATR aircraft
ATR 72	68-70	48	46	36
ATR 42	46-48	9	9	13

Total		136	133	118

End-of-Period FTEs per operating aircraft		76	74	76

	As of June 30,		As of December 31,
Total Fleet	Number of seats	2014	2013	2012
Embraer aircraft
E-190	106	22	22	22
E-195	118	55	53	37
E-175	86	5	5	9
ATR aircraft
ATR 72	68-70	48	47	37
ATR 42	46-48	9	9	13
Airbus aircraft
A330	242-272	1	—	—

Total		141	138	123

End-of-Period FTEs per operating aircraft		76	74	74

Through our domestic fleet of aircraft that allows us to have lower trip costs, we are able to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that our main competitors, who fly larger aircraft, cannot serve profitably. Our modern Embraer E-Jets seat up to 118 customers, and our fuel-efficient ATR aircraft seat up to 70 customers, while the narrowbody aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet of R$19,508 as of June 30, 2014 is 35.8% lower than that of larger Boeing 737 jets flown by Gol, our main competitor, according to its results of operations furnished to the SEC for the six months ended June 30, 2014.

We are the first and the only airline in Brazil to operate Embraer E-Jets. We believe that our successful launch of the Embraer E-Jets in the Brazilian market was due in part to the significant experience of most of our senior management team, who were trained in operating and maintaining E-Jet aircraft in the United States. We believe this experience provides us with a significant advantage over any competitor that may seek to reproduce our model.

We currently have 11 Embraer E-195s and 14 ATR 72-600 on order, which are expected to be delivered between July 2014 and December 2016. We also have options to purchase up to 23 ATR aircraft by December 2016. In addition, in June 2014 we have signed a letter of intent in connection with 30 next generation Embraer E-2 Jets with deliveries starting in 2020 to replace our current generation E-Jets. Our decision to purchase Brazilian-made Embraer aircraft has enabled us to access competitive local aircraft financing in reais at rates below Brazil’s CDI overnight deposit rate from BNDES, Brazil’s national development bank.

We have a strong and close partnership with Embraer, the leading manufacturer of 70 to 132-seat jets headquartered in São José dos Campos, approximately 100 km from our headquarters in Barueri, São Paulo. The Embraer E-Jets are based on a common aircraft type with the same cabin cross-section and share virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. Embraer E-Jets have a two-by-two cabin layout with no middle seats, and our aircraft are configured to offer standard seats with 31 inches of legroom or premium seats called Espaço Azul with 34 inches of legroom. Our over-wing exit seats (four per aircraft) offer a spacious 39 inches of legroom. Embraer E-Jets are fuel efficient, with fuel consumption in particular averaging approximately 20% less than a Boeing 737 series, and offer significantly lower trip costs than larger narrowbody aircraft. Embraer E-Jets feature state-of the-art fly-by-wire technology, which increases operating safety while reducing pilot workload and fuel consumption.

The new generation E2s, compared to the current generation of Embraer E-Jets will have 14 additional seats, accommodating up to 132 passengers, and will have lower fuel consumption, emissions, noise and maintenance costs, allowing us to maintain lower trip costs while reducing cost per seat (CASK).

ATR, a European joint venture of EADS and Alenia Aermacchi, is the world’s largest manufacturer of 40-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption in particular averaging 70% less than a comparably-sized jet. The ATR 42 and ATR 72 share the same fuselage cross-section, use the same basic systems, and are outfitted with a common cockpit that allows cross-crew qualification. Based on the same platform as the ATR 42 and ATR 72, the ATR 72-600 is the newest member of the ATR family known for high efficiency, dispatch reliability and low fuel burn and features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller cities where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our existing network.

Our current fleet plan also includes the addition of 12 widebody Airbus aircraft consisting of six Airbus A330s, to be delivered between July 2014 and January 2015, and five next-generation Airbus A350s, to be delivered by 2018, which will allow us to serve select international destinations, starting with Fort Lauderdale and Orlando in December of 2014. With our Airbus fleet of widebody aircraft, we will be able to serve select international destinations, with strong community of interest by leveraging from feed provided by our strong domestic network.

According to Airbus, the A330 and A350 XWB deliver better economics than competing aircraft and provide highest environmental standards and unmatched passenger comfort. We will initially deploy the A330 with 242 to 272 seats to new destinations in the United States and expect to introduce the new A350 in 2017 as our international markets mature. The A350 is the only all-new aircraft in the 300-400 seat category. Scheduled to enter commercial service in 2016, the A350 sets a new standard of comfort and efficiency in its class, with 25 per cent lower fuel consumption compared to existing aircraft as both its fuselage and wing structures are primarily made of composite materials.

Airbus’ unique design approach ensures that all of its aircraft, including both widebody and narrowbody aircraft, share the highest commonality in airframes, on-board systems, cockpits and handling characteristics. This will allow us to significantly reduce operating costs, as pilots, crew and maintenance-training times are shorter. Crew management is also expected to become more flexible as we will be able to move pilots and crews easily from one Airbus aircraft to the other.

The following table shows the historical and expected growth of our fleet from December 31, 2010 through December 31, 2018:

	At December 31,
	2010	2011	2012	2013	2014(1)	2015(1)	2016(1)	2017(1)	2018(1)
Embraer E-Jets	26	38	71	79	81	88	86	86	86
ATRs	1	11	56	58	55	56	54	54	54

A330/350					5	7	7	11	12

Total fleet	27	49	127	137	141	151	147	151	152

(1)	Projections assuming full completion of firm orders.

Our total contractual fleet consisted of 141 aircraft as of June 30, 2014. Of the 141 aircraft, 56 were owned or held under finance leases or debt-financing and 85 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 43.8% was denominated in reais and 56.2% was denominated in U.S. dollars as of June 30, 2014.

Fuel

Fuel costs are our largest operating expense. Fuel accounted for 37.3%, 39.6% and 40.4% of our total operating costs for the years ended December 31, 2013, 2012 and 2011, respectively. For the six months ended June 30, 2014, fuel accounted for 35.9% of our expenses.

Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from Petrobras Distribuidora, a subsidiary of Petrobras, with whom we have an agreement to exclusively purchase all of our jet fuel needs in certain locations set forth in the agreement. Additionally, we have the obligation to exclusively purchase jet fuel from Petrobras Distribuidora in the event Petrobras Distribuidora installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. The agreement also allows us to purchase jet fuel for a fixed price, thereby mitigating risks relating to variations of the price of oil per barrel and exchange rate fluctuations. This agreement is in effect until December 7, 2015.

International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2014. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We on the other hand have developed a customized hedging product with Petrobras Distribuidora. This hedging product enables us to lock in the cost of the jet fuel we will consume in the future, and protect ourselves against any exchange rate risk. In addition, our hedging contract with BR Distribuidora offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well. The hedging product does not require collateral deposits or margin calls, therefore creating no cash flow issues for us.

Moreover, building on our operations team’s significant experience with the E-Jet aircraft, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel efficiency.

The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the six months Ended June 30,	For the Year Ended December 31,
	2014	2013	2012	2011
Liters consumed (in thousands)	381,304	749,861	469,458	337,437
Total cost (R$ in thousands)	947,390	1,779,300	1,073,261	684,442
Average price per liter (R$)	2.44	2.37	2.29	2.03
Percent increase in price per liter	2.81%	3.79%	12.71%	22.26%
Percent of operating expenses	35.9%	37.3%	39.6%	40.4%

Airports and Other Facilities and Properties

Airports

Most of Brazil’s public airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints. In preparation for the 2014 World Cup, the Brazilian government made infrastructure investments in airports located in cities that hosted the games. In addition, the Brazilian government announced an incentive package for the regional aviation industry in December 2012, which includes investments of up to R$7.3 billion in regional aviation infrastructure, expanding the number of commercial airports from 129 to 270. The regional aviation program was formally approved through the enactment of a provisional measure in July of 2014 and is expected to have its final regulation approved by Congress by October 2014, incorporating a new legal framework to the sector, with implementation starting in early 2015. The Brazilian government also announced that as part of the incentive package, Congonhas, the São Paulo downtown airport, will be required to allocate more slots dedicated to regional aviation and, in relation thereto, has ordered, through SAC, a redistribution of these new slots in 2014. As part of this reallocation, we expect to receive up to 28 slots, which will allow us to add new flights from Congonhas to some of our most profitable markets including Belo Horizonte, Porto Alegre and Curitiba, leveraging the connectivity we have in these cities and expanding our offering to São Paulo passengers.

In the first half of 2012, the Brazilian government privatized Campinas airport, Guarulhos airport in São Paulo and Brasília airport, all of which are currently receiving significant capital investments. Following the privatization of Campinas airport in February 2012, a series of new investments for Campinas has been announced, including a new runway by 2017, according to Aeroportos Brasil, a private consortium that won the bid to operate Campinas airport. In the near term, a R$1.4 billion investment program has been announced to provide a new passenger terminal with capacity to serve up to 14 million passengers per year, a new apron for 35 aircraft and 4,500 additional car parking spaces. Total investments at Campinas over the next 30 years are expected to amount to more than R$9.5 billion and according to Aeroportos Brasil, Campinas airport is expected to reach 65 million passengers per year by 2033, as a result of these investments. We believe this exemplifies Campinas’ status as a major airport for the city of São Paulo due to its strategic proximity to the city and its capacity for expansion.

Our second largest hub is the Confins airport, the main airport in Belo Horizonte, which was privatized in 2013. According to the winning bid proposal, construction plans for Confins airport include a new passenger terminal, a new runway and 14 additional boarding bridges. We are the leading carrier at the Confins airport with a 49.5% share of total departures to 30 destinations as of June 30, 2014. In addition, the Brazilian government has announced that it plans to use part of the funds raised through airport privatizations to invest in airport infrastructure across the country.

We are the fastest growing airline at Guarulhos airport, our third largest hub and the largest airport in Brazil, representing 65.8% of the airport’s growth in terms of domestic departures for the 18 months ended June 30, 2014 according to IATA. As of June 30, 2014, we offered 45 daily flights to 17 destinations from Guarulhos airport. Other smaller hubs that contribute to the increased connectivity of our network include Porto Alegre, Curitiba, Cuiabá, and Manaus.

Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, subject to concessions or authorizations granted by the authority that operates the airport—which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces within airports, although INFRAERO may conduct a public bidding process if there is more than one applicant. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.

We have renewable concessions with terms varying from one to five years from INFRAERO and other granting authorities to use and operate all of our facilities at each of the major airports that we serve. Most of our concession agreements for passenger service facilities at our terminals, which include check-in counters and ticket offices, operational support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

Other Facilities and Properties

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 7,119 square meters under two lease agreements that expire in July 2017 and February 2018. We are currently negotiating a lease of a warehouse and office complex in Fort Lauderdale, United States, which is expected to be executed by December 2014.

We hold concessions for three hangars at our ATR full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance.

In addition, we expect to build a full capability maintenance center for our jets at Viracopos airport by the end of 2015. Construction is expected to begin by the end of 2014 and the total estimated investment is R$120.0 million.

We currently operate two E-Jet flight simulators with full flight capacity and two ATR flight simulators, a technology we believe none of our main competitors has. These flight simulators are key to our extensive Azul University training program. At our training center “Azul University,” we have trained all of our crewmembers, including pilots, flight attendants and maintenance technicians. We also provide training and grant access to our onsite flight simulators to third-parties, including Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at Azul University through partnerships with technical schools and universities and in June 2013, we completed the construction of a modern training facility with 71,000 square feet and four simulator bays less than a mile away from Campinas airport, our main hub. This facility has doubled our training capacity from 350 to 700 students a day and provides training services both for our own crewmembers and for third parties on a commercial basis. BRC XXIII Empreendimentos Imobiliários LTDA, or Bresco, a third-party real estate development company owns the facility. Pursuant to a build-to-suit agreement with us, Bresco has financed and developed the property according to our specifications. We had no role in financing the construction of the facility and, under our arrangement with Bresco, we pay Bresco a monthly rent of approximately R$300 thousand.

Seasonality

Our operating revenues are substantially dependent on overall passenger traffic volume, which is subject to seasonal and other changes in traffic patterns. We generally expect demand to be greater in the first, third and fourth quarters of each calendar year compared to the second quarter of each year. This demand increase occurs due to an increase in business travel during the second half of the year, as well as the Christmas season, Carnival and the Brazilian school summer vacation period. In 2012, the average fare in the first, third and fourth quarters of the year was R$209.0, R$195.4 and R$209.5, respectively, while the average fare in the second quarter was R$181.7. In 2013, the average fare in the first, third and fourth quarters of the year was R$247.8, R$240.9 and R$236.0, respectively, while the average fare for the second quarter was R$219.0. In 2014, the average fare in the first and second quarters of the year was R$240.7 and R$233.8, respectively. We believe that the expansion of our network as a result of the TRIP Acquisition has reduced this seasonality effect, as we became less exposed to leisure destinations.

Competition

Domestic

The two largest airlines in Brazil are Gol and TAM. Both Gol and TAM operate similar hub-and-spoke networks, which require that passengers on many of their routes connect through the cities of São Paulo, Rio de Janeiro or Brasília. We face competition from Gol, TAM and other airlines, such as low-cost carriers and potential new entrant airlines on all our routes that are also served by any of these airlines. The principal competitive factors on these routes that are served by more than one airline are: fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code sharing relationships, and frequent flyer programs and redemption opportunities.

As a result of our innovative business model, which is based on stimulating demand in underserved markets, we are less susceptible to the effects of fare competition involving our two main competitors, which fly from the airports in the city of São Paulo. While Gol, TAM or any other airline may enter the markets we currently serve exclusively or which we hold a large market share, we believe that our business model allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and TAM. See “—Overview—Our Strengths.”

Before we started our operations, Gol and TAM controlled over 90% of the Brazilian airline market. From 2008 to 2012, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and TAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of June 30, 2014, we had a 16.9% market share of domestic RPKs, according to ANAC, and a 32.8% market share of domestic departures, according to Innovata.

Even though our principal competitors on many of our routes are Gol and TAM, as of December 2013, we competed with TAM and Gol on only 29.4% of our routes. In Campinas, our primary hub, only six out of 53 destinations faced direct competition from Gol or TAM as of December 2013. The following table provides details with respect to the competition faced on our top five routes, based on weekly frequency as of December 31, 2013.

	At December 31, 2013
	Flights per Day
	Azul	Gol	TAM
Campinas – Rio de Janeiro	24	2	2
Campinas – Belo Horizonte	17	1	—
Campinas – Curitiba	12	1	—
Campinas – Porto Alegre	9	—	—
Belo Horizonte – Vitória	6	3	—
Campinas – Brasília	6	2	2
Belo Horizonte – Ipatinga	6	—	—
Campinas – Salvador	6	—	—
Campinas – Cuiabá	5	—	—
Campinas – Navegantes	5	—	—
Curitiba –Porto Alegre	5	3	3
Campinas – Araçatuba	5	—	—

Source: ANAC

In addition to other airlines, our competitors also include companies catering to other forms of transportation, principally bus services. Notwithstanding competition generated from other forms of transportation, the middle class in Brazil is expanding and air travel is becoming an affordable option to such growing middle class. We believe that most of our fares are competitive with the cost of road travel on many of our routes, in particular the discounted fares we offer based on our yield management system for advance purchases.

International

As we expand our international services to select international destinations, our pool of competitors will increase and we will face competition from Brazilian, United States, South American and other foreign airlines that are already established in the international market and that participate in strategic alliances and code-share arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other international destinations.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries, as well as a new open skies policy with the United States that is expected come into force in 2015. In March 2011, Brazil also signed an open skies agreement with Europe that is expected come into force in 2014. These new regulations should increase the number of passengers in South America and may enable the expansion of our international services. On the other hand, we may face further competition on this expanded South American market.

Maintenance

Safety is our number one value. Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers and the optimization of our fleet utilization. Our maintenance policies and procedures are regulated by ANAC and are based on ICAO and FAA requirements, and our aircraft maintenance programs are based on manufacturer’s maintenance planning documents and recommendations, which must be approved by ANAC. We employ our own experienced qualified technicians to perform line maintenance services rather than relying on third-party service providers. All technicians are certified by ANAC and meet stringent qualification requirements. Our maintenance technicians undergo extensive initial and ongoing training provided by Azul University and by our aircraft and engine manufacturers to ensure the safety and continued airworthiness of our aircraft. Our training programs are all approved by ANAC.

We have developed a technical operations organization structure and a continuous analysis and surveillance system, or CASS, to provide for the safe, efficient, and reliable aircraft maintenance of our fleet. We have a quality control department that oversees the compliance of all airworthiness requirements, and provides oversight of all maintenance activities in accordance with ANAC regulations and our CASS. Engineering technical services sets the standards and specifications for maintaining our aircraft and engine. We also have crewmembers that monitor the performance reliability of the aircraft systems, engine and components and perform root cause analyses of defects, as well as forecasting scheduled maintenance activities.

Aircraft maintenance and repair consists of routine and non-routine maintenance work and is divided into two general categories: line maintenance and heavy maintenance.

Line maintenance consists of routine, scheduled daily and weekly maintenance checks on our aircraft, including pre-flight, daily and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. All of our line maintenance is currently performed by our own experienced and certified technicians, primarily in Campinas and Belo Horizonte, in addition to other airports we serve.

Heavy maintenance consists of more complex tasks that cannot be accomplished during an overnight visit. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls. Heavy maintenance checks require well equipped facilities, like hangars, and are performed following a pre-scheduled and detailed work scope. The scheduled interval is set forth in the ANAC Approved Maintenance Program, and is based on the number of hours flown, landings and/or calendar time. Heavy airframe maintenance (which do not cover heavy engine maintenance) checks may normally take from one week to one month to be accomplished, depending on the manpower requirements of the work package, and typically are required approximately every 18 months. Heavy engine maintenance is performed approximately every three years.

We currently perform all airframe checks for ATR aircraft at our full capability maintenance facility in Belo Horizonte and outsource airframe checks for our E-Jets and Airbus A330s to TAP Manutenção e Engenharia Brasil S.A., an FAA, EASA and ANAC certified maintenance, repair and overhaul provider in Brazil. We have outsourced all engine maintenance for our Embraer E-Jet fleet to General Electric, the manufacturer of the CF34 engines used on this aircraft, through a power-by-the-hour agreement expiring in 2023, which sets forth a fixed annual engine maintenance cost based on number of hours flown, giving us guaranteed service and predictable pricing during a long period. Under the agreement, General Electric has equipped its GE Celma plant to perform our engine maintenance in Petrópolis near Rio de Janeiro since September 2012, resulting in a significant reduction in turnaround time and avoiding the cost of shipping engines to the United States for maintenance. We also have a power-by-the-hour agreement with Rolls Royce for our A330 widebody engines (Trent 700), expiring in 2023. Maintenance, repair and overhaul facilities in Brazil and France certified by Pratt & Whitney provide engine maintenance for our ATR aircraft under time and materials contracts.

We have a long-term agreement, which is initially valid for five years, but has the ability to be renewed indefinitely, with Embraer pursuant to which Embraer provides maintenance, repair and overhaul for our main aircraft components and maintains a dedicated on-site stock of spare parts for us at Campinas airport, as well as an additional pool of spare parts at their manufacturing plant in São José dos Campos. Under the terms of this agreement, Embraer must maintain guaranteed minimum levels of critical or frequently used parts for our fleet of E-Jets. Through this agreement, for which we pay Embraer a monthly fee, we are able to avoid both the investment necessary in holding a stock of a large array of spare parts ourselves as well as the expense of sourcing component maintenance shops or developing in house shops. Likewise, with similar benefits, we also pay ATR a monthly fee for an on-site stock of spare parts and a pool exchange program for critical or frequently used aircraft components for our fleet of ATR aircraft.

Safety and Quality

Safety is our number one value. We are committed to the safety and security of our customers and crewmembers and are certified by the Iata Operational Safety Audit (IOSA), an internationally recognized evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into four departments: (i) Prevention and Investigation, (ii) Operational Quality, (iii) Crisis Management and Humanitarian Assistance and (iv) Security. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at JetBlue and Embraer, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.

The Prevention and Investigation department is responsible for conducting the Safety Report Program (voluntary and mandatory), the Human Factors Program and the Flight Data Monitoring (FDM/FOQA) Program, which maximizes reactive and proactive actions to achieve high levels of safety. All of our aircraft are included in the Maintenance Operations Quality Assurance System, a troubleshooting program that monitors performance and aircraft engine trends. This department follows all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. Brazil is ranked in Category 1 in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. See “—Regulation.”

The Operational Quality department conducts audits and inspections in all operational areas in accordance with a Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.

The Crisis Management and Humanitarian Assistance department trains and maintain a Special Assistance Team, composed of volunteers that are trained for emergency situations. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.

The Security department focuses on the protection of aviation operations against acts of unlawful interference and is also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

We believe we are the only airline in Brazil certified to use dual head-up displays (HUDs), an advanced display of flight, navigation, attack, or other information superimposed upon the pilot’s forward field of view, which is currently installed in most of our jets. In addition to this advanced safety feature, the majority of our fleet is equipped with electronic flight bags, an electronic information management device that helps flight crew perform flight management tasks safely. We also believe we are the only airline in Brazil with onsite access to flight simulators with full flight capability. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, perform routine daily line maintenance, and are part of the Embraer Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in systems and components. We also strive to comply with or exceed all health and safety standards. In pursuing these goals, we maintain an active aviation safety program, which all our personnel are expected to participate in and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety is reflected in the training of our crewmembers, who are provided with the appropriate tools and equipment required to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operations, including flight operations, maintenance, dispatch, and station operations.

Our pilots have extensive experience, with flight captains having on average more than 10,000 hours of career flight time. Moreover, we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues.

Employees

We believe that the quality of our employees, whom we refer to as crewmembers, impacts our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully select, train and maintain what our highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.

We communicate regularly with all of our crewmembers, keeping them informed about events at our offices and soliciting feedback for ways to improve teamwork and their work environment. We conduct an annual crewmember survey and provide training for our leadership that focuses on crewmember engagement and empowerment. In addition, each of our executives adopts a city and is responsible for meeting with crewmembers on a periodic basis. Our executives are also expected to interact with our customers when traveling to obtain feedback and suggestions about the Azul experience.

We aspire to be the best customer service company in Brazil and, as a result, our crewmembers are more likely to recommend us as a place to work to a friend or relative. We have good relations with our crewmembers and we have never experienced labor strikes or work stoppages. We were recognized as one of the best places to work for in Brazil by Exame/Você S/A, a Brazilian business magazine, in 2012 and were the only airline listed on their year guide of the 150 best companies to work for. This guide is considered the most in-depth study of Brazilian work environments and is issued by Editora Abril, one of Latin America’s largest and most influential publishing groups.

As of June 30, 2014, we had 10,329 crewmembers, consisting of 1,490 pilots, 1,868 flight attendants, 2,954 airport crewmembers, 990 call center crewmembers, 1,729 maintenance technicians and 1,298 employees holding other positions.

We are focused on increasing the efficiency and productivity of our crewmembers. As of June 30, 2014, we had 76 end-of-period FTEs per operating aircraft, compared with 157 for LATAM and 123 for Gol according to their second quarter 2014 public interim filings. The following table sets forth the number of our crewmembers per category and the number of end-of-period FTEs per operating aircraft at the end of the periods indicated:

	For the six months Ended June 30,	At December 31,
Crewmembers	2014	2013	2012	2011
Pilots	1,490	1,457	1,422	597
Flight attendants	1,868	1,866	1,688	838
Airport	2,954	2,820	2,621	1,276
Maintenance technicians	1,729	1,282	1,121	352
Call center	990	773	622	509
Others	1,298	1,650	1,440	751

Total	10,329	9,848	8,914	4,323

End-of-period FTEs per operating aircraft	76	74	76	88

We provide extensive training for our crewmembers that emphasizes the importance of safety. In compliance with Brazilian and international IATA safety standards, we provide training to our pilots, flight attendants, maintenance technicians, managers and administrators and customer service (airport and call center) crewmembers. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service. We currently operate three flight simulators, have an extensive training program at Azul University (Universidade Azul), our training facility adjacent to Campinas airport (see “—Airports and Other Facilities and Properties—Other Facilities and Properties” and “—Safety and Quality”). We are also striving to provide additional employment opportunities for Brazilians. We currently partner with Banco Santander, which provides loans to aeronautical school student pilots interested in becoming a pilot at Azul, and we will provide expanded opportunities for flight attendants to become accredited at our new training facility.

A national union represents all airline employees in Brazil. However, we do not have a direct collective bargaining agreement with them. Negotiations in respect of cost of living, wage and salary increases are conducted annually between the national union and an association representing all of Brazil’s airlines. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. In addition, we have no seniority pay escalation. Since our FTEs per operating aircraft is lower than that of our competitors, our results of operations are less affected by negotiated wage increases.

Our compensation strategy is competitive and meant to retain talented and motivated crewmembers and is designed to align the interests of our crewmembers with our own. Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance under our Anjo Azul program, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

To motivate our crewmembers and align their interests with our results of operations, we provide incentive plan for leadership based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four-year period. See “Management—Stock Option and Restricted Stock Plans.”

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. Our insurance coverage for third party and passenger liability is consistent with general airline industry standards in Brazil and we insure our aircraft against physical loss and damage on an “all risks” basis. We maintain all mandatory insurances coverage for each of our aircraft and additional insurances coverage required by lessors, although liability for war and associated acts, including terrorism, is covered by the Brazilian government. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss. For additional information on our insurance coverage, see Note 30 to our 2013 audited consolidated financial statements.

Social Responsibility

Since inception, we have sponsored several social and environmental initiatives. In addition, we recently created a new department dedicated to develop a strategy to improve our Corporate Social Responsibility practices and expect to begin issuing sustainability reports on an annual basis.

We currently participate in a biofuel research and development study led by Embraer, Boeing and FAPESP. The main goal of the study or research is to create a sustainable production and distribution center for biofuel in Brazil. We completed a demonstration flight using biokerosene during the United Nations Rio+20 conference in June 2012.

We are actively engaged in promoting breast cancer awareness. We currently have one Embraer E-Jet and one ATR 72 painted in pink, the official color of breast cancer awareness, and we often utilize our onboard magazine to promote breast cancer awareness. Over the last three years, we were also engaged in educating our crewmembers and local communities about breast cancer by promoting several breast cancer awareness information sessions. We also support (i) the Carlinhos Pró-Menor foundation in Rio de Janeiro, an organization that assists minors living in poverty to remain in school, (ii) the Organização Expedicionários da Saúde, an entity that provides medical support to indigenous communities in the Amazon region, (iii) the Doctors without Borders Organization, and (iv) the Brazilian Red Cross.

Intellectual Property

We have registered or applied for registration of approximately 117 trademarks with the INPI including, among others, the trademarks “VOE AZUL”, “TUDOAZUL”, “AZUL LINHAS AÉREAS BRASILEIRAS” and “TRIP LINHAS AÉREAS”.

We have also registered several domain names with NIC.br, including, among others, “voeazul.com.br”, “flyazul.com” and “voetrip.com.br”.

We operate software products under licenses from our vendors, including Oracle, Trax, Sabre, Navitaire and NGM. Under our agreements with Embraer and ATR, we use Embraer and ATR’s knowledge and proprietary information to maintain our aircraft.

Legal Proceedings

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, almost all of which relate to civil and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We record provisions for all contingencies in civil, tax and labor claims that represent probable losses. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. In addition, due to IFRS accounting rules for business combinations, we are also required to record a provision for contingent liabilities originated in TRIP and which are assessed as possible loss. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel.

As of June 30, 2014, we are party to approximately 5,764 civil claims of various types, in which the aggregate amount claimed is approximately R$163.3 million. We have provisioned a total of R$49.8 million in respect of these civil claims. In addition, we are party to 1,334 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$72.3 million. We have provisioned a total of R$7.7 million in respect of these labor law proceedings.

Azul is subject to 21 tax claims related to taxes of approximately R$109.4 million allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is remote and have therefore not recorded any provisions in this regard. Additionally, we have provisioned a total of approximately R$22.8 million in respect of tax claims to which TRIP is party, which represent probable losses.

We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Pursuant to our bylaws and Brazilian corporate law, we are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria). In addition, our bylaws also provide for the establishment of a non-permanent fiscal council (Conselho Fiscal). We are also subject to certain rules related to our management pursuant to the regulations of Level 2 segment of BM&FBOVESPA, as described further below.

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors. Our bylaws determine that our board of directors shall be composed of five to 10 members.

The members of our board of directors are elected at a shareholders’ meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, the Shareholders’ Agreement entered into our principal shareholder David Neeleman entered and TRIP’s Former Shareholders on November 20, 2012, referred to herein as the Shareholders’ Agreement, and the regulations of the Level 2 segment of BM&FBOVESPA. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting.

Pursuant to Brazilian corporate law, holders of our preferred shares (with no voting rights or restricted voting rights) representing at least 10% of our total capital stock have the right to elect one member to the board of directors. Holders of our preferred shares have the right to elect two members to the board of directors in a separate voting process, in accordance with the terms and conditions of our bylaws. In addition, minority shareholders whose interest in our common shares represent a minimum of 15% of our total voting capital stock have the right to elect one director in a separate voting process.

Pursuant to the Shareholders’ Agreement, as long as TRIP’s Former Shareholders hold (i) more than 20% of our common shares, they will have the right to appoint three directors; (ii) between 10% and 20% of our common shares, they will have the right to appoint two directors; (iii) between 5% and 10% of our common shares, they will have the right to appoint one director. The remaining directors must be appointed by David Neeleman, provided that at least two directors must be independent and at least one must be appointed by the shareholder holding the largest number of our preferred shares at the time of the appointment. If such shareholder is unable to put forward a director for election to our board, then the shareholder holding the second largest number of our preferred shares must make the appointment and so on. Currently, our board of directors is composed of 10 members, three of whom are independent members. For more information on the election of our board of directors, see “Description of Capital Stock—Shareholders’ Agreement” and “Description of Capital Stock—Voting Rights.”

Under our bylaws and in conformity with regulations of the Level 2 segment of BM&FBOVESPA, at least 60% of the members of our board of directors must be independent, and must be expressly identified as so at the time of election. Pursuant to Brazilian corporate law, members of our board of directors may not vote in any shareholders’ meetings or take part in any transaction in which there is a conflict of interest.

The Level 2 segment of BM&FBOVESPA rules also require that all members of our board of directors execute a management compliance statement as a prerequisite for service on the board. Consistent with this statement, our directors are personally liable for our compliance with the terms of the Level 2 segment of BM&FBOVESPA Participation Agreement, including the Market Arbitration Chamber Rules and the Level 2 rules. For more information, see “Market Information—Corporate Governance Practices and the Level 2 segment of BM&FBOVESPA.”

All decisions made by our board of directors are made by majority vote of those members present at the relevant meeting. Pursuant to our bylaws, our board of directors is required to meet at least once each quarter, and whenever corporate interests require such meeting.

The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth
David Neeleman	Chairman	February 20, 2013	February 20, 2015	October 16, 1959
José Mário Caprioli dos Santos	Member	April 30, 2014	April 30, 2016	July 7, 1971
Sérgio Eraldo Salles Pinto	Member	February 20, 2013	February 20, 2015	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	February 20, 2013	February 20, 2015	April 15, 1969
Henrique de Campos Meirelles	Independent Member(2)	December 20, 2013	December 20, 2015	August 31, 1945
Gelson Pizzirani	Independent Member(2)	April 30, 2014	April 30, 2016	July 18, 1951
Renan Chieppe	Member	April 30, 2014	April 30, 2016	April 6, 1962
Decio Luiz Chieppe	Member	April 30, 2014	April 30, 2016	May 14, 1960
Pedro Barcellos Janot Marinho	Member	February 20, 2013	February 20, 2015	May 25, 1969
Michael Lazarus	Member	February 20, 2013	February 20, 2015	May 20, 1955

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of BM&FBOVESPA and the CVM rules of independence.

The business address of each member of our board of the directors is Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

The following discussion contains summary biographical information relating to each of the members of our board of directors:

David Neeleman is the Chairman of our board of directors and our Chief Executive Officer and has served in these positions since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue Airways, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of the board of directors from 2002 to 2008. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. During this period, Neeleman acted as a consultant to WestJet Airlines, a successful Canadian low-fare airline.

José Mário Caprioli dos Santos has been a member of our board of directors since August 15, 2012. Mr. Caprioli was also our Chief Operating Officer from August 15, 2012 to February 18, 2014, when he became our Institutional Relations Officer. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 until February 2013. He is also the Chairman of the Brazilian Airlines Association (ABEAR). Mr. Caprioli holds a bachelor’s degree in business administration from Pontíficia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University.

Sérgio Eraldo Salles Pinto has been a member of our board of directors since March 10, 2008. He is the CEO of the Bozano Group. Mr. Salles is also a current board member of Embraer, Mercatto Investimentos, Trapezus Asset Management, BR Investimentos, Ouro Preto Óleo e Gás and Netpoints. In addition to holding these positions, Mr. Salles served as Executive Director of Banco Meridional and was Chairman of Bozano Simonsen Securities of London. Mr. Salles holds a bachelor’s degree in economics and electrical engineering from Universidade de Brasília, a master’s degree in economics from Fundação Getúlio Vargas do Rio de Janeiro, and a master’s in business administration from Pontíficia Universidade Católica do Rio de Janeiro.

Carolyn Luther Trabuco has been a member of our board of directors since March 10, 2008. Ms. Trabuco is a member of the investment team at Adams Hill Capital LLC. Prior to joining Adams Hill, Ms. Trabuco was a Senior Vice President at Astenbeck Capital Management LLC and Phibro Trading LLC from 2009 until June 2014. Before joining Astenbeck, Ms. Trabuco worked at Pequot Capital Management as a senior equity research analyst focused on the global resources sector and the Latin America region from 2002 until 2009. She has worked in the financial services industry for more than 20 years and has been involved with Azul since its formation in 2008. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University.

Henrique de Campos Meirelles has been a member of our board of directors since December 21, 2011. Mr. Meirelles was president of the Central Bank of Brazil from 2003 to 2010. During most of his career he worked for BankBoston, where he was the president of the Brazilian operations from 1984 to 1996. In 1996, he became President and Chief Operating Officer of BankBoston Corporation and in 1999 was named President of Global Banking for FleetBoston Financial. He has also held council positions at various universities, including Harvard, Boston College and Massachusetts Institute of Technology. Mr. Meirelles earned a bachelor’s degree in Engineering from the Universidade de São Paulo in 1972 and a master’s in business administration from the Universidade Federal do Rio de Janeiro—Coppead in 1971. He attended the Harvard Business School Advanced Management Program (AMP) in 1984. Mr. Meirelles also holds an honorary degree from Bryant College, Rhode Island.

Gelson Pizzirani has been a member of our board of directors since April 30, 2012. Mr. Pizzirani was a VP of Revenue Management and Fleet Planning at TAM from 2002 to 2007. Before joining TAM, he held several management positions with different IT companies. Mr. Pizzirani holds a bachelor’s degree in mathematics from the Universidade do Santo André and a master’s degrees in strategic management and information technology from Fundação Getúlio Vargas.

Renan Chieppe has been a member of our board of directors since August 15, 2012 and General Executive Officer of Águia Branca’s passenger transportation unit since 1994. Mr. Chieppe joined Grupo Águia Branca in 1980. He is also currently the president of the Brazilian Association of Passenger Ground Transportation Providers (Associação Brasileira das Empresas de Transporte Terrestre de Passageiros—ABRATI) and a member of the board of directors of VIX Logística. Mr. Chieppe also served as chairman of the board of Trip airlines from 2008 to 2012. In 2001, he was elected president of the Espírito Santo State Passenger Transportation Trade Association (Sindicato de Transportes de Passageiros do Estado do Espírito Santo), a position he held for two consecutive terms. Mr. Chieppe holds a degree in business administration from Faculdades Integradas Espírito-Santenses.

Decio Luiz Chieppe has been a member of our board of directors since August 15, 2012. He is also an Executive Officer for Administration and Finance at Águia Branca and a member of the board of directors of Vix Logistica S.A During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including as an executive officer for finance and administration from 1993 through the present day and as the chief executive officer of certain Grupo Águia Branca companies from 1978 to 1993. Mr. Chieppe holds a degree in business administration from the Universidade Federal do Espírito Santo and an executive master’s in business administration in finance from IBMEC, a Brazilian private university. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management.

Pedro Barcellos Janot Marinho has been a member of our board of directors since February 20, 2013. He was President of Azul S.A. from 2008 to 2012. Before joining Azul in 2008, he was an executive director at Companhia Brasileira de Alimentos S.A. (Pão de Açúcar Group) from 2007 to 2008 and a founder of Inditex’s Zara activities in Brazil where he served as chief executive officer from 1998 to 2006. Mr. Janot also held positions at Mesbla, Lojas Americanas and Richard’s. He has a business administration degree from Cândido Mendes University, a master’s degree in human resources from Pontíficada Universidade Católica of Rio de Janeiro, and an master’s in business administration from IBMEC, a Brazilian private university.

Michael Lazarus has been a member of our board of directors since February 20, 2013. Mr. Lazarus co-founded Weston Presidio, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus is also a founding partner of Main Post Partners, a San Francisco based growth equity fund. Prior to the formation of Weston Presidio, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. Mr. Lazarus currently serves on the board of advisors of Azul Linhas and on the boards of directors of Integro and Jimmy John’s LLC. He was previously the founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors for Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., and numerous privately held companies. Michael graduated with a bachelor’s degree in accounting from Grove City College.

Board of Executive Officers

The members of our board of executive officers are our legal representatives. They are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

Pursuant to Brazilian corporate law, each member of our board of executive officers must reside and have domicile in Brazil but does not need to be a shareholder. In addition, up to, at most, one third of the members of our board of directors may hold a position on our board of executive officers.

According to our bylaws, our board of executive officers is composed of two to seven members, who serve for two-year terms and may be reelected. Our bylaws set forth that our board of executive officers must be composed of (i) one chief executive officer; (ii) one chief financial officer and (iii) up to five additional officers with or without specific designation. In addition, our bylaws establish that one officer must be designated the investment relations officer. Officers may serve in more than one capacity at the same time.

Our executive officers can be removed by our board of directors at any time. Pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).

Our investor relations department is located in the city of Barueri, state of São Paulo. John Rodgerson, who is also our Chief Financial Officer, was elected our Investor Relations Officer at the board of directors meeting held on March 1, 2013. The telephone number of our investor relations department is +55 (11) 4831-2880, the fax number is +55 (11) 4134-9890 and its e-mail is invest@voeazul.com.br.

The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth
David Neeleman	Chief Executive Officer	January 17, 2013	January 17, 2015	October 16, 1959
José Mário Caprioli dos Santos	Institutional Relations Officer	February 18, 2014	February 18, 2016	July 11, 1971
John Rodgerson	Chief Financial Officer Investor Relations Officer	January 17, 2013	January 17, 2015	June 11, 1976
Abhi Manoj Shah	Chief Revenue Officer	September 5, 2014	September 5, 2016	September 27, 1978

The following discussion contains summary biographical information relating to each of the members of our board of executive officers:

David Neeleman is our Chief Executive Officer. For a summary of Mr. Neeleman’s business experience and other biographical information, see “—Board of Directors” above.

José Mario Caprioli dos Santos is our Institutional Relations Officer. For a summary of Mr. Caprioli’s business experience and other biographical information, see “—Board of Directors” above.

John Rodgerson is our Chief Financial Officer and Investor Relations Officer. Prior to joining Azul, Mr. Rodgerson served as the Director of Planning and Financial Analysis at JetBlue Airways from 2003 to 2008. Before JetBlue, he worked for IBM Global Services from 2001 to 2003. Mr. Rodgerson holds a Bachelor’s Degree in Finance from Brigham Young University.

Abhi Manoj Shah is our Chief Revenue Officer and one of the founding members of Azul. Prior to joining Azul in 2008, Mr. Shah worked at JetBlue Airways from 2004 to 2008 and at the Boeing Company from 2000 to 2004. Mr. Shah holds a Bachelor’s degree in Aerospace Engineering from the University of Texas and a Master’s degree in Aerospace Engineering from the University of Washington.

New Appointments

On January 27, 2014, we appointed Azul Linhas’ President, Antonoaldo Neves, responsible for conducting the day-to-day business of our operating company, Azul Linhas. Mr. Neves is not a statutory officer of Azul. Antonoaldo Neves served as a Partner at McKinsey, where he led the integration process of the businesses of Azul and TRIP, and has more than ten years of experience in aviation and infrastructure projects in both the private and government sectors. He was appointed by BNDES and the Civil Aviation Authority Secretary as Board Member of

Infraero from 2011 to 2012. Antonoaldo also held the position of corporate director at Cyrela, a leading real estate company in Brazil, and of engineer at Odebrecht, a Brazilian construction company. Antonoaldo holds an MBA from Darden Graduate School of Business Administration, a Master in Finance from PUC Rio de Janeiro, and a B.S. in Civil Engineering from Escola Politécnica da Universidade de São Paulo.

Fiscal Council

Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of the date of this prospectus, we currently have a non-permanent fiscal council, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

The fiscal council, if installed, will be composed of five members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM rules, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to (i) 2% of the outstanding common shares or (ii) 1% of the preferred shares. In addition, preferred shareholders and minority shareholders representing a minimum of 10% of or outstanding common shares are entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, the other shareholders of common shares may elect the same number of council members as the minority shareholders, plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires fiscal council members to receive as compensation an amount equal to at least 10% of the average annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of BM&FBOVESPA.

Compensation Committee

Our compensation committee is composed of three members who are elected by our board of directors two of which shall be independent members of the board of directors. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals, (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and (iii) recommending compensation, incentive-compensation and stock option and restricted stock plans to the board of executive officers. The current members of our compensation committee are: David Neeleman, Sérgio Eraldo Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our company. Their mandates are for an unlimited duration, until the board of directors replaces them. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees. For more information, see “Principal Differences between Brazilian and U.S. Corporate Governance Practices—Committees.”

Audit Committee

Our audit committee is composed of three members who are elected by our board of directors, two of which shall be independent members of the board of directors. Additionally, one of these two members may not be an executive officer of the Company. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten years of office. Members will become eligible to compose this committee again after three years from the end of his last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) approving related party transactions and (iv) evaluating our internal controls, among other things. The members of our audit committee are David Neeleman, Décio Luiz Chieppe and Sérgio Eraldo Salles Pinto (coordinator). Within one year following the completion of this global offering, we expect that all members of our audit committee will either satisfy the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3 exemption. At least one member of the audit committee will be an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Corporate Governance Committee

Our corporate governance committee was created on December 23, 2013 and is composed of three members who are elected by our board of directors. At least two members of the corporate governance committee shall be independent members of the board of directors, pursuant to the Level 2 Regulation of BM&FBOVESPA. The members of our corporate governance committee are David Neeleman, Michael Lazarus (coordinator) and Gelson Pizzirani. Our corporate governance committee’s principal responsibilities include: (i) recommending to the board of directors a set of corporate governance guidelines applicable to us and supervising its enforcement, (ii) reviewing and approving our code of conduct on an annual basis, (iii) reviewing and expressing its opinion about potential conflicts of interest among members of the board of directors and us, and (iv) expressing an opinion about (a) the sale or transfer of our fixed assets in amounts, in reais, equivalent to or higher than US$10.0 million, converted by the PTAX-800 rate of the day of the transaction, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; (b) any transaction between our shareholders, officers or related parties, their respective spouses, ascendants, relatives up to the third degree, its controlling entities, or persons under common control on one side, and us or our subsidiaries on the other side, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; and (c) contracting any financial obligation not provided for in our annual plan or budget or our subsidiaries’, whose amount, in Reais, is higher than US$200.0 million, converted by the PTAX-800 rate of the day of the transaction.

Common Shares Held Directly or Indirectly by our Directors and Executive Officers

As of the date of this prospectus, David Neeleman, who is the chairman of our board of directors and our CEO, holds directly and indirectly 311,203,319 of our common shares, representing 67% of the common shares of our capital stock, José Mário Caprioli dos Santos, our director and Institutional Relations Officer, indirectly holds 70,508,464 of our common shares, representing 12.7% of our capital stock. Décio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 82,770,746 of our common shares, representing 14.9% of our capital stock.

Management Compensation

Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm. Such amounts are subject to annual adjustment. The variable component consists of bonus, stock and restricted stock options, as further described below.

Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 75% of the short-term variable compensation is based on our performance, and 25% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted stock options. In addition, our officers receive benefits in line with market practices.

Only the independent members of our board of directors receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.

Certain of our executives receive additional benefits, such as an allowance package for school fees and housing for our expatriate executive officers. Under this package, Azul Linhas has given a guarantee of rent and other payments under two lease agreements for family housing in Brazil. In addition, our directors, officers and non-statutory officers are entitled to free airline tickets for their immediate family.

The aggregate compensation paid to our directors, executive officers and officers in the year ended December 31, 2013 was R$22.7 million, excluding stock options.

Stock Option and Restricted Stock Plans

We have stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. Beneficiaries of the plans receive options to purchase preferred shares and/or restricted units, allowing them to participate in the long term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals. The beneficiaries of our stock option and restricted stock plans are selected by our compensation committee.

On December 11, 2009, we established our first stock option plan, which consists of three programs:

•	The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised following either (i) the sale of our company or (ii) the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.83 per preferred share.

•	The second program, which extends to our statutory and non-statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised (i) annually; (ii) upon the sale of our company or (iii) upon the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$12.88 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

•	The third program was established on April 5, 2011. The options granted to each beneficiary under this third program vest in 48 equal monthly installments. Once vested, options under this program may only be exercised following either (i) the sale of our company or (ii) the pricing of an initial public offering, such as this global offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$12.88 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

Following the pricing of this global offering, all stock options that have vested will become exercisable, other than options that are subject to the lock-up restrictions discussed in the section of this prospectus entitled “Underwriters.” The table below shows, as of the date of this prospectus, the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Programs under the First Stock Option Plan	Total Number of Stock Options Granted	Number of Stock Options Vested
First Program	2,516,400	2,444,125
Second Program	778,000	458,934
Third Program	328,000	172,572

On June 30, 2014, we established our second stock option plan. The options granted to each beneficiary under the second plan vest in four equal annual installments. Once vested, options under this program may only be exercised following either (i) the sale of Azul or (ii) the pricing of an initial public offering, such as this global offering. The strike price under this second stock option plan shall reflect the par value of our preferred shares in this global offering, decreased by a pro rata discount of 0% to 30%, depending on the date of our initial public offering, counted from the beginning of the vesting period, as follows: (i) 0-10% if our initial public offering occurs within 365 days; (ii) 10-20% if our initial public offering occurs from day 366 until day 730; (iii) 20-30% if our initial public offering occurs from day 731 to 1095; and (iv) a flat 30% if our initial public offering occurs from day 1096 until 1460.

On June 30, 2014, we also established our restricted stock options plan. The restricted stock granted to each beneficiary under the plan vests in four equal annual installments. The beneficiaries shall only become vested in the restricted stocks to the extent that (i) the vesting periods are complied in accordance with the plan; and (ii) one of the following events occur: (a) the sale of Azul; or (b) the pricing of an initial public offering, such as this global offering. At the end of each year of the vesting period, if none of the events listed above occur, we may choose to pay the beneficiaries in cash the portion corresponding to the value of the restricted stocks already vested, at fair value and without any additions.

As of the date of this prospectus, no stock options or restricted stock options have been exercised.

Directors’ and Officers’ Insurance

Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on January 31, 2014, is provided by Itaú Seguros S.A. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on January 31, 2015. In addition, we have entered into indemnity agreements with two of our independent directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or severe negligence. See “Related Party Transactions—Arrangements with Directors and Officers.”

PRINCIPAL AND SELLING SHAREHOLDERS

The tables below show the numbers of shares and percentage ownership held by (i) each person that is a beneficial owner of 5% or more of each class of our shares and (ii) all of our executive officers and directors as a group. To the extent that any of our directors or officers participates in the directed share program being effected concurrently with this global offering, or in the Brazilian special allocation program being effected concurrently with the Brazilian offering, the number and percentage of preferred shares that he or she owns will increase. For a discussion of the differences in voting and other rights between our common and preferred shares, see “Description of Capital Stock.”

As of the date of this prospectus, 67% of our outstanding common stock was held by one record holder in the United States and approximately 48% of our outstanding preferred shares were held by 26 record holders in the United States.

The following table shows the beneficial ownership of our capital stock as of the date of this prospectus, before this global offering and before the exercise of Warrants by the Private Placement Investors:

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	311,203,319	67.00	4,060,840	4.53	56.89	8.78
Chieppe family(2)	82,770,746	17.82	14,031,348	15.65	17.47	16.19
Caprioli family(3)	70,508,464	15.18	11,952,638	13.33	14.88	13.80
Bozano Group(4)	—	—	13,877,889	15.48	2.51	14.06
Weston Presidio(5)	—	—	10,883,880	12.47	1.96	11.65
Zweig DiMenna(6)	—	—	7,885,880	9.04	1.42	8.44
TPG Growth(7)	—	—	7,500,000	8.59	1.35	8.02
Gávea Group(8)	—	—	6,481,440	7.43	1.17	6.94
Azul HoldCo, LLC(9)	—	—	4,607,560	5.28	0.83	4.93
Peterson Partners(10)	—	—	4,939,929	5.51	0.89	4.79
Fidelity (11)	—	—	1,182,650	1.32	0.21	0.02
Other Selling Shareholders(12)	—	—	2,070,120	2.31	0.37	2.22
Executive officers and directors(13)	—	—	160,200	0.18	0.03	0.17

Total	464,482,529	100.0	89,634,374	100.0	100.0	100.0

(1)	Consists of shares beneficially owned by David Neeleman. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9 floor Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré – Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman and Chief Executive Officer. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(2)	Consists of shares beneficially owned by Renan Chieppe and Decio Luiz Chieppe. The record holders of these shares are Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. The address for Trip Participações S.A. is Rodovia BR 262, Km 05, Campo Grande, CEP 29.145-901, Cidade de Cariacica, Estado do Espírito Santo, Brazil. The Chieppe family will sell [•] shares held through Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. in this offering, assuming that the underwriters’ over-allotment option is exercised in full. The address for Trip Investimentos Ltda. is Avenida Cambacicas, 1200, Parque Imperador, Condomínio Flex Buildings, Módulo 2, 13097-104, Campinas, São Paulo, Brazil. The address for Rio Novo Locações Ltda. is Rodovia BR 262, Km 6,3, Sala 208, 29.157-405, Cariacica, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are residents of Brazil and their address is Rua José Alexandre Buaiz, 300, Ed. Work Center, 18th floor, Enseada do Suá, Vitória, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are members of our board of directors.
(3)	Consists of shares beneficially owned by José Mário Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Rodovia BR 262, Km 05, Campo Grande, 29.145-901, Cariacica, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Avenida Cambacicas, 1200, Parque Imperador, Condomínio Flex Buildings, Módulo 2, 13097-104, Campinas, São Paulo, Brazil. José Mário Caprioli dos Santos is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Ed. Jatobá, CEP 06460-040, Barueri, São Paulo, Brazil. He is our Institutional Relations Officer and a member of our board of directors.
(4)	Consists of shares beneficially owned by Julio Rafael de Aragão Bozano. The record holders of these shares are Kadon Empreendimentos S.A., Bozano Holdings Ltd. and Cia Bozano. Cia Bozano controls 99.99% of Kadon Empreendimentos S.A.’s equity. The address for Bozano Holdings Ltd. is Leeward One Building, Safe Haven Corporate Centre, West Bay Road, Seven Mile Beach, Grand Cayman, British West Indies. The address for Kadon Empreendimentos S.A. is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro/RJ and the address for Cia Bozano is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro/RJ. Julio Rafael de Aragão Bozano is a resident of Brazil and his address is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro, Rio de Janeiro, Brazil.

(5)	Represents shares held by WP-New Air, LLC, whose sole member is Weston Presidio V, L.P. Michael P. Lazarus and Michael F. Cronin are the managing members of Weston Presidio Management V, LLC, the general partner of Weston Presidio V, L.P. As a result of the foregoing, Mr. Lazarus and Mr. Cronin may be deemed to have beneficial ownership of the shares held by WP-New Air, LLC. WP-New Air, LLC’s address is c/o Weston Presidio, One Ferry Building, Suite 350, San Francisco, CA 94111. Mr. Cronin is a resident of the United States and his address is c/o Weston Presidio, 200 Clarendon Street, 50th Floor, Boston Massachusetts 02116. Mr. Lazarus is a resident of the United States and his address is c/o Weston Presidio, One Ferry Building, Suite 350, San Francisco, California 94111. Mr. Lazarus is a member of our board of directors.
(6)	Consists of shares beneficially owned by Joseph A. DiMenna. The record holder of these shares is ZDBR LLC, a limited liability company controlled by Zweig DiMenna. The address for ZDBR LLC is c/o Zweig-DiMenna Associates, Inc., 900 Third Avenue, 31st Floor, New York, New York 10022. Joseph A. DiMenna is a resident of the United States and his address is 900 Third Avenue, New York, New York 10022.
(7)	The record holder of these shares is Star Sabia, LLC, a Delaware limited liability company, whose sole member is TPG STAR, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partners is TPG Holdings I A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares held by Star Sabia, LLC. The address of each of TPG Group Holdings (SBS) Advisors, Inc., Star Sabia, LLC and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(8)	Consists of shares held of the record by GIF II Fundos de Investimento e Participações and GIF Mercury LLC, which are controlled and managed by Gávea Group. The address for GIF Mercury LLC is 1209 Orange Street, Wilmington, Delaware 19801, and the address for GIF II Fundo de Investimento em Participações is Cidade de Deus, Prédio Prata, 4º andar, Osasco, São Paulo, Brazil.
(9)	Managed by Pequot Capital Management, Inc. The address for Azul HoldCo, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(10)	Consists of shares beneficially owned by Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope, officers of Peterson Partners, Inc. The record holder of these shares is Maracatu LLC, which is controlled by Peterson Partners IV (A), LLLP and Peterson Partners V, LP. The Manager for Peterson Partners IV (A), LLP and Peterson Partners V, LP is Peterson Partners, Inc. The address of Maracatu LLC is 2825 East Cottonwood Parkway, suite 400, Salt Lake City, UT 84121. Each of Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope are residents of the United States. The address of Peterson Partners, Inc., Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope is 2825 E. Cottonwood Pkwy., Suite 400, Salt Lake City, UT 84121.
(11)	Managed by Fidelity Management & Research Company. The address of Fidelity Management & Research Company is 245 Summer Street, Boston, MA 02210.
(12)	Other Selling Shareholders, which together hold less than 5% of our capital stock, are Saleb II Founder 2 LLC, Saleb II Founder 3 LLC, Saleb II Founder 4 LLC, Saleb II Founder 5 LLC, Saleb II Founder 6 LLC, Saleb II Founder 7 LLC, Saleb II Founder 8 LLC, Saleb II Founder 9 LLC, Saleb II Founder 10 LLC, Saleb II Founder 13 LLC, Saleb II Founder 14 LLC, Saleb II Founder 15 LLC, Saleb II Founder 16 LLC (all of which with address at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801), JJL Brazil LLC (with address at 2212 Fox Drive, Champaign, Illinois 61820, United States), Morris Azul, LLC (with address at 4277 Park Terrace Drive, Salt Lake City, Utah 84124, United States), Gianfranco Beting (with address at Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré – Barueri, 06460-040, São Paulo, Brazil), Miguel Dau (with address at Rua Roberto Dias Lopes, 93, Bloco A, ap. 1001, 22010-110, Rio de Janeiro, Brazil), João Carlos Fernandes (with address at Alameda Rosas, 231, Morada das Flores, Aldeia da Serra, Santana de Parnaíba, São Paulo, Brazil) and Regis da Silva Brito (with address at Rua Bento Gonçalves, 1902, ap. 401, 95780-000, Montenegro, Rio Grande do Sul, Brazil).
(13)	Consists of shares held by Carolyn Luther Trabuco, Henrique de Campos Meirelles John Rodgerson and Sérgio Eraldo de Salles Pinto. However, shares held by David Neeleman, Renan Chieppe, Décio Luiz Chieppe, José Mário Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

The following table shows the beneficial ownership of our capital stock following this global offering, reflecting the following:

•	the issuance of [•] new preferred shares in connection with the Warrants issued to certain Private Placement Investors (calculated at an offering price of R$[•] per preferred share, the midpoint of the price range in this global offering), as described in “Principal and Selling Shareholders – Private Placement;”

•	the (i) issuance and sale of [•] new preferred shares by us, and (ii) the sale by the Selling Shareholders of [•] existing preferred shares in the underwriters’ over-allotment option that forms part of this global offering, assuming that such over-allotment option is exercised in full; and

•	no exercise of any stock options.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	[•]	[•]	[•]	[•]	[•]	[•]
Chieppe family(2)	[•]	[•]	[•]	[•]	[•]	[•]
Caprioli family(3)	[•]	[•]	[•]	[•]	[•]	[•]
Bozano Group(4)	[•]	[•]	[•]	[•]	[•]	[•]
Weston Presidio(5)	[•]	[•]	[•]	[•]	[•]	[•]
Zweig DiMenna(6)	[•]	[•]	[•]	[•]	[•]	[•]
TPG Growth(7)	[•]	[•]	[•]	[•]	[•]	[•]
Gávea Group(8)	[•]	[•]	[•]	[•]	[•]	[•]
Azul HoldCo, LLC(9)	[•]	[•]	[•]	[•]	[•]	[•]
Peterson Partners(10)	[•]	[•]	[•]	[•]	[•]	[•]
Fidelity Mt. Vernon(11)	[•]	[•]	[•]	[•]	[•]	[•]
Fidelity Securities Fund (11)	[•]	[•]	[•]	[•]	[•]	[•]
Other Selling Shareholders(11)	[•]	[•]	[•]	[•]	[•]	[•]
Executive officers and directors(12)	[•]	[•]	[•]	[•]	[•]	[•]
Others	[•]	[•]	[•]	[•]	[•]	[•]
Total	[•]	100.0	[•]	100.0	100.0	100.0

(1)	Consists of shares beneficially owned by David Neeleman. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9 floor Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré – Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman and Chief Executive Officer. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(2)	Consists of shares beneficially owned by Renan Chieppe and Decio Luiz Chieppe. The record holders of these shares are Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. The address for Trip Participações S.A. is Rodovia BR 262, Km 05, Campo Grande, CEP 29.145-901, Cidade de Cariacica, Estado do Espírito Santo, Brazil. The Chieppe family will sell [•] shares held through Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. in this offering, assuming that the underwriters’ over-allotment option is exercised in full. The address for Trip Investimentos Ltda. is Avenida Cambacicas, 1200, Parque Imperador, Condomínio Flex Buildings, Módulo 2, 13097-104, Campinas, São Paulo, Brazil. The address for Rio Novo Locações Ltda. is Rodovia BR 262, Km 6,3, Sala 208, 29.157-405, Cariacica, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are residents of Brazil and their address is Rua José Alexandre Buaiz, 300, Ed. Work Center, 18th floor, Enseada do Suá, Vitória, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are members of our board of directors.
(3)	Consists of shares beneficially owned by José Mário Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Rodovia BR 262, Km 05, Campo Grande, 29.145-901, Cariacica, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Avenida Cambacicas, 1200, Parque Imperador, Condomínio Flex Buildings, Módulo 2, 13097-104, Campinas, São Paulo, Brazil. José Mário Caprioli dos Santos is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Ed. Jatobá, CEP 06460-040, Barueri, São Paulo, Brazil. He is our Institutional Relations Officer and a member of our board of directors.
(4)	Consists of shares beneficially owned by Julio Rafael de Aragão Bozano. The record holders of these shares are Kadon Empreendimentos S.A., Bozano Holdings Ltd. and Cia Bozano. Cia Bozano controls 99.99% of Kadon Empreendimentos S.A.’s equity. The address for Bozano Holdings Ltd. is Leeward One Building, Safe Haven Corporate Centre, West Bay Road, Seven Mile Beach, Grand Cayman, British West Indies. The address for Kadon Empreendimentos S.A. is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro/RJ and the address for Cia Bozano is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro/RJ. Julio Rafael de Aragão Bozano is a resident of Brazil and his address is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, CEP 22250-180, Rio de Janeiro, Rio de Janeiro, Brazil.
(5)	Represents shares held by WP-New Air, LLC, whose sole member is Weston Presidio V, L.P. Michael P. Lazarus and Michael F. Cronin are the managing members of Weston Presidio Management V, LLC, the general partner of Weston Presidio V, L.P. As a result of the foregoing, Mr. Lazarus and Mr. Cronin may be deemed to have beneficial ownership of the shares held by WP-New Air, LLC. WP-New Air, LLC’s address is c/o Weston Presidio, One Ferry Building, Suite 350, San Francisco, CA 94111. Mr. Cronin is a resident of the United States and his address is c/o Weston Presidio, 200 Clarendon Street, 50th Floor, Boston Massachusetts 02116. Mr. Lazarus is a resident of the United States and his address is c/o Weston Presidio, One Ferry Building, Suite 350, San Francisco, California 94111. Mr. Lazarus is a member of our board of directors.
(6)	Consists of shares beneficially owned by Joseph A. DiMenna. The record holder of these shares is ZDBR LLC, a limited liability company controlled by Zweig DiMenna. The address for ZDBR LLC is c/o Zweig-DiMenna Associates, Inc., 900 Third Avenue, 31st Floor, New York, New York 10022. Joseph A. DiMenna is a resident of the United States and his address is 900 Third Avenue, New York, New York 10022.
(7)	The record holder of these shares is Star Sabia, LLC, a Delaware limited liability company, whose sole member is TPG STAR, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partners is TPG Holdings I A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares held by Star Sabia, LLC. The address of each of TPG Group Holdings (SBS) Advisors, Inc., Star Sabia, LLC and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(8)	Consists of shares held of the record by GIF II Fundos de Investimento e Participações and GIF Mercury LLC, which are controlled and managed by Gávea Group. The address for GIF Mercury LLC is 1209 Orange Street, Wilmington, Delaware 19801, and the address for GIF II Fundo de Investimento em Participações is Cidade de Deus, Prédio Prata, 4º andar, Osasco, São Paulo, Brazil.
(9)	Managed by Pequot Capital Management, Inc. The address for Azul HoldCo, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(10)	Consists of shares beneficially owned by Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope, officers of Peterson Partners, Inc. The record holder of these shares is Maracatu LLC, which is controlled by Peterson Partners IV (A), LLLP and Peterson Partners V, LP. The Manager for Peterson Partners IV (A), LLP and Peterson Partners V, LP is Peterson Partners, Inc. The address of Maracatu LLC is 2825 East Cottonwood Parkway, suite 400, Salt Lake City, UT 84121. Each of Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope are residents of the United States. The address of Peterson Partners, Inc., Joel C. Peterson, Daniel S. Peterson and Brandon K. Cope is 2825 E. Cottonwood Pkwy., Suite 400, Salt Lake City, UT 84121.
(11)	Managed by Fidelity Management & Research Company. The address of Fidelity Management & Research Company is 245 Summer Street, Boston, MA 02210.
(12)	Other Selling Shareholders, which together hold less than 5% of our capital stock, are Saleb II Founder 2 LLC, Saleb II Founder 3 LLC, Saleb II Founder 4 LLC, Saleb II Founder 5 LLC, Saleb II Founder 6 LLC, Saleb II Founder 7 LLC, Saleb II Founder 8 LLC, Saleb II Founder 9 LLC, Saleb II Founder 10 LLC, Saleb II Founder 13 LLC, Saleb II Founder 14 LLC, Saleb II Founder 15 LLC, Saleb II Founder 16 LLC (all of which with address at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801), JJL Brazil LLC (with address at 2212 Fox Drive, Champaign, Illinois 61820, United States), Morris Azul, LLC (with address at 4277 Park Terrace Drive, Salt Lake City, Utah 84124, United States), Gianfranco Beting (with address at Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré – Barueri, 06460-040, São Paulo, Brazil), Miguel Dau (with address at Rua Roberto Dias Lopes, 93, Bloco A, ap. 1001, 22010-110, Rio de Janeiro, Brazil), João Carlos Fernandes (with address at Alameda Rosas, 231, Morada das Flores, Aldeia da Serra, Santana de Parnaíba, São Paulo, Brazil) and Regis da Silva Brito (with address at Rua Bento Gonçalves, 1902, ap. 401, 95780-000, Montenegro, Rio Grande do Sul, Brazil).
(13)	Consists of shares held by Carolyn Luther Trabuco, Henrique de Campos Meirelles John Rodgerson and Sérgio Eraldo de Salles Pinto. However, shares held by David Neeleman, Renan Chieppe, Décio Luiz Chieppe, José Mário Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

Private Placement

On December 23, 2013, we completed the Private Placement, pursuant to which we issued 2,400,388 Class B preferred shares to the Private Placement Investors and raised R$240 million. The Class B preferred shares issued in the Private Placement were converted into [•] Class A preferred shares on [•], 2014 and our Class A preferred shares were simultaneously renamed “preferred shares.” As a result, our capital is composed of one single class of preferred shares as of the date of this prospectus, which we are offering hereby. We also issued Warrants to the Private Placement Investors that may be converted into up to [•] additional preferred shares at the time of pricing of this global offering if the final offering price of our preferred shares is lower than the midpoint of the indicative price range in this global offering. The conversion of Warrants into preferred shares is calculated pursuant to a formula designed to offset any potential difference between the actual offering price and the midpoint of the indicative price range of this global offering used as the basis for the conversion of Class B preferred shares into Class A preferred shares.

The table below shows the number of our preferred shares to be issued as a result of the exercise of Warrants and the resulting economic interest in our company that Private Placement Investors will hold assuming the following price scenarios per preferred share in the global offering:

	Current Ownership of Private Placement Investors	Ownership at the Following Prices(1)
		U.S.(2)		U.S.$(3)		U.S.$(4)
New preferred shares to be issued	[•]	[•]		[•]		[•]
Economic interest of Private Placement Investors following the exercise of Warrants	[•]	[	•]	[	•]	[	•]

(1)	The assumed offering price per preferred share in reais set forth on the cover page of this prospectus, translated into U.S. dollars at the exchange rate of R$[•] per U.S.$1.00 at [•], 2014.
(2)	The low point of the price per preferred share in this global offering.
(3)	A price per preferred share of R$[•], which represents the midpoint between the low point and midpoint of the assumed offering price per preferred share set forth on the cover page of this prospectus.
(4)	The midpoint of the price per preferred share in this global offering.

Registration Rights Agreement

On December 23, 2013, we entered into a third amended and restated registration rights agreement, or the Registration Rights Agreement, with our then principal shareholders (including the Private Placement Investors) that gives them certain rights to register additional preferred shares held by them with the SEC for future sale.

Under the Registration Rights Agreement, at any time commencing six months following this global offering of our shares, shareholders owning a majority of our preferred shares that are not registered under the Securities Act at that time and that are entitled to registration rights thereunder may require us to file a registration statement covering the sale or distribution of the preferred shares owned by them. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

Additionally, once we qualify to use Form F-3 with the SEC, shareholders who own 35% of our preferred shares that are not registered under the Securities Act at that time may require us to file a registration statement on Form F-3 at any time. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

Put and Call Option Agreement

A put and call option agreement executed among Trip Participações S.A., Rio Novo Locações Ltda., Águia Branca Participações S.A. and Caprioli Participações Ltda., as amended on April 8, 2009, on July 2, 2012 and on April 14, 2014, provides Trip Participações S.A. the option to purchase TRIP’s common shares and Rio Novo Locações Ltda. the option to sell TRIP’s common shares. Considering the TRIP Acquisition, the parties to the put and call option agreement agreed to replace the common shares subject to the put and call option and held by Rio Novo Locações Ltda. in TRIP’s capital stock with all interest held by Rio Novo Locações Ltda. in our capital stock. Under this agreement, in the event of an initial public offering of our shares, Rio Novo Locações Ltda. has the right to exercise the option to purchase from Trip Participações S.A. our common shares for a (i) minimum exercise price of R$45 million if the value of its total interest in our capital stock calculated in accordance with bookbuilding process of our initial public offering corresponds to a total amount lower than R$45 million or for (ii) R$65 million if the value of its total interest in our capital stock calculated in accordance with the bookbuilding process of our initial public offering correspond to a total amount greater than R$65 million. Rio Novo Locações Ltda.’s put option, if available, must be exercised by July 13, 2015.

RELATED PARTY TRANSACTIONS

We currently engage in various transactions with our shareholders and their affiliates. These transactions are conducted at arms’ length, based on terms that reflect the terms that would apply to transactions with third parties.

Loan Agreement with Bozano

Our operating subsidiary Azul Linhas was party to two financing agreements between Azul Linhas, as borrower, and Bozano, one of our shareholders, as lender, in the total principal amount of R$120 million. The loans carried interest at a rate of 10.1% per year. To guarantee payment of these loans, we pledged to Bozano up to R$40 million in receivables generated by sales from our travel agencies using bank payment orders (boletos bancários). Azul Linhas assigned to us R$74.9 million of this debt, and Bozano used it to capitalize us, investing in our Private Placement through the acquisition of Class B preferred shares. The debt between us and Azul Linhas resulting from such assignment was later used by us to increase our participation in Azul Linhas by increasing Azul Linhas’s capital stock. The remaining amount of the Bozano loans was fully paid in March 2014.

Guarantees given by TRIP’s Former Shareholders

Before the TRIP Acquisition, substantially all of TRIP’s financing agreements were guaranteed by its then parent company, Trip Participações S.A., which is now a shareholder of our company. In addition, two of the Caprioli and Chieppe family entities that are shareholders of Trip Participações S.A. have guaranteed working capital facilities provided to TRIP by Banco Bradesco S.A. We intend to replace substantially all of these guarantees with guarantees given by us, and we are in the process of negotiating with TRIP’s lenders to this effect. For additional information regarding these financing agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings.”

Shareholders’ Agreement

For a description of our shareholders’ agreement, see “Description of Capital Stock—Shareholders’ Agreement.”

Rent guarantees given by Azul Linhas

Azul Linhas has guaranteed rent and other payments under three lease agreements for family housing in Brazil used by three of our executive officers.

Service Agreement with Águia Branca Participações S.A.

On [•], we have entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the rendering of the following services (i) sharing of information technology resources during an indefinite period, and (ii) consulting and technical professional services during a 12-month period. The amounts to be paid by us under this agreement are based on the services actually rendered. The amounts paid during the year ended December 31, 2013 and the six months ended June 30, 2014, were R$1.1 million and R$312.0 thousand, respectively.

DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of BM&FBOVESPA. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of BM&FBOVESPA, see “—Voting Rights” below.

General

We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since [•], 2014.

Our preferred shares have been listed on the Level 2 segment of BM&FBOVESPA since [•], 2014. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of BM&FBOVESPA as summarized in the “Market Information” section of this prospectus.

Issued Capital Stock

As of the date of this prospectus, our total capital stock was R$497,973,392.62 million, fully paid-in and divided into 554,116,903 shares, all nominative, in book-entry form and without par value, consisting of 464,482,529 common shares and 89,634,374 preferred shares, including 32,005 preferred shares resulting from the conversion of the Class B preferred shares into Class A preferred shares and the simultaneous renaming of the Class A preferred shares as “preferred shares” on [•], 2014, such that our capital is now composed of one single class of preferred shares.

Following this global offering, we will have a total capital of R$[•], divided into [•] shares, of which [•] will be common shares and [•] will be preferred shares. In addition to the shares to be issued in this global offering, these amounts reflect the issuance of [•] preferred shares as a result of the exercise of the Warrants (see “Capitalization” and “Dilution”).

Treasury Stock

As of the date of this prospectus, we have no shares in treasury.

Corporate Purpose

The corporate purpose of our company, as stated in our bylaws, is as follows:

•	to hold direct control of Canela Investments LLC, Azul Linhas and TRIP;

•	to hold direct control of other companies of any type whose corporate purpose is one of more of the following:

•	operating national or international passenger, cargo or postal air transportation services under concessions granted by the competent authorities;

•	operating activities incidental to passenger, cargo, and postal air transportation;

•	carrying out aircraft, engine and other maintenance and repair services, whether for ourselves or for or third parties;

•	providing hangar space for aircraft services;

•	providing ground handling services, catering, and aircraft cleaning services;

•	acquiring or renting aircraft or related assets;

•	the marketing and advertising of the activities listed above; and

•	other activities incidental or related to the foregoing.

Shareholders’ Agreement

General

On August 15, 2012, our principal shareholder David Neeleman entered into a Shareholders’ Agreement with TRIP’s Former Shareholders, which provides TRIP’s Former Shareholders with certain rights related to the control of our company. The Shareholders’ Agreement will become effective upon the completion of this global offering. It will remain in effect until the earlier of twenty years as of the date of its execution or such time as TRIP’s Former Shareholders together hold less than 5% of our common shares. For purposes of the discussion below, we refer to Mr. Neeleman and TRIP’s Former Shareholders together as the Principal Common Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in future, are subject to the Shareholders’ Agreement.

Under the Shareholders’ Agreement, for as long as TRIP’s Former Shareholders collectively hold at least 5% of our common shares, a majority of Trip’s Former Shareholders is required in order to approve any changes to the following provisions of our bylaws:

•	the quorum necessary for board of directors’ meetings;

•	the scope of authority of our board of directors;

•	the notice requirement for meetings of our board of directors;

•	the composition of the board and limitations on the authority of the board; and

•	the total number of members of our board of directors (currently, our bylaws require that there be 10 members at all times).

Notwithstanding the above, a majority of Trip’s Former Shareholders is not necessary to approve an amendment that increases the size of our board of directors if Trip’s Former Shareholders are guaranteed representation proportional to that which they had before such amendment.

Election of Board Members by David Neeleman

For so long as TRIP’s Former Shareholders have the right to elect one or more directors pursuant to the mechanisms described above, David Neeleman may dismiss any board member appointed by TRIP’s Former Shareholders if, after that director assumed office, any conflict of interest arises between that director and us, provided that Mr. Neeleman may not dismiss Décio Luiz Chieppe, Renan Chieppe or José Mário Caprioli dos Santos. In addition, Mr. Neeleman may elect, dismiss, and replace all the remaining members of our board of directors and their alternates.

A person who has a relationship (including as an investor, manager, executive, employee, consultant or representative) with any of our competitors or their subsidiaries may not serve as a member of our board, unless the competitor or its subsidiary is one of our shareholders or an affiliate of a shareholder.

Of the board members who may be appointed by Mr. Neeleman, at least two must be independent directors, and at least one must be nominated by the shareholder who holds the largest number of our preferred shares at the time. If such shareholder is unable to or fails to nominate a director, then the shareholder holding the second largest number of our preferred shares may make the nomination and so on.

Election of Board Members by TRIP’s Former Shareholders

The Shareholders’ Agreement provides that all the Principal Common Shareholders must vote in favor of electing directors as follows:

•	so long as TRIP’s Former Shareholders collectively hold 20% or more of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;

•	if TRIP’s Former Shareholders collectively hold between 10% and 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and

•	if TRIP’s Former Shareholders collectively hold between 5% and 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

Transfers of Shares

The tag-along right and right of first offer described below do not apply to transfers of common shares to affiliates of the Principal Common Shareholders. In addition, all transfers of the Principal Common Shareholders’ common shares require prior approval from ANAC.

Tag-Along Rights

If Mr. Neeleman intends to sell any of his common shares to a third party, he must give TRIP’s Former Shareholders an opportunity (i) to participate in the sale on the same terms and (ii) to sell an equivalent amount of common shares so that the proportion of common shares between Mr. Neeleman and TRIP’s Former Shareholders remains the same. TRIP’s Former Shareholders must give Mr. Neeleman the same opportunity if they intend to sell any of their common shares.

Rights of First Offer

If Mr. Neeleman intends to sell any common shares but would still retain, after such sale, the controlling majority of 50% plus one of our common shares, he must first offer those shares to TRIP’s Former Shareholders before offering them to any third party. His offer to TRIP’s Former Shareholders must specify the number of common shares he intends to sell, the intended price per share, the payment conditions and any other relevant conditions. TRIP’s Former Shareholders may then purchase those shares at or above the specified terms, as described in the Shareholders’ Agreement. This requirement does not apply to any sale of common shares by Mr. Neeleman that would take his shareholding below the controlling majority.

If TRIP’s Former Shareholders wish to sell any of their common shares, they must first offer those shares to Mr. Neeleman before offering them to any third party. Their offer to Mr. Neeleman must specify the number of common shares they intend to sell, the intended price per share, the payment conditions and any other relevant conditions. Mr. Neeleman may then purchase those shares at or above the specified terms.

If either Mr. Neeleman or TRIP’s Former Shareholders, as the case may be, decline the right of first offer, the seller may pursue the intended sale to the third party at or above the price originally contemplated.

Termination

The Shareholders’ Agreement will remain in effect until the earlier of twenty years as of the date of its execution or such time as TRIP’s Former Shareholders together hold less than 5% of our common shares.

Class B Shareholders’ Agreement

As a condition for the subscription of Class B preferred shares in our Private Placement (see “Principal and Selling Shareholders – Private Placement”), a Class B Shareholders’ Agreement was entered into by the Private Placement Investors and then-current holders of common and Class A preferred shares on December 23, 2013, or the Class B Shareholders’ Agreement. The Class B Shareholders’ Agreement provides for:

(i)	restrictions on transfers of Class B preferred shares;

(ii)	a commitment to call an extraordinary shareholders’ meeting and at such meeting approve the unwinding of the conversion of Class B preferred shares into preferred shares; and

(iii)	a commitment to call an extraordinary shareholders’ meeting and at such meeting approve the payment of a redemption price out of net income recorded by us, or out of a capital reduction, in case we have not recorded capital reserves and profit reserves in an amount sufficient to allow the full payment of the redemption price upon the third anniversary of the closing of the Private Placement without successfully completing an initial public offering by applying the following formula:

Mandatory Redemption Price = Issue Price per Class B Preferred Share x (1+0.15)(1+0.20)(1+0.25)

The Class B Shareholders’ Agreement will terminate upon the successful completion of the global offering and the publication in Brazil of the public announcement of such initial public offering (Anúncio de Início de Distribuição Pública).

Rights of our Common and Preferred Shares

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Holders of our common shares that are fully paid-up may convert them into preferred shares, at the ratio of 75.0 common shares for 1.0 preferred share. However, the total number of preferred shares outstanding may never exceed 50% of our total shares.

Our preferred shares are non-voting, except with regard to certain limited matters for as long as we are listed on the Level 2 segment of BM&FBOVESPA, as described below under “—Voting Rights.”

Our preferred shares have the following additional rights as compared to our common shares:

•	the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the conversion ratio of 75.0 common shares to 1.0 preferred share) as are offered to our controlling shareholder;

•	the right to receive, upon any liquidation of Azul, 75 times the amount of our assets attributed to each common share; and

•	the right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section of this prospectus entitled “Dividend Policy.”

Reimbursement and Right of Withdrawal

Under Brazilian corporate law, both “dissident shareholders” and shareholders who have no voting rights have the right to withdraw from a company and receive full reimbursement for the value of all their shares in certain circumstances. For purposes of this right of withdrawal, “dissident shareholders” include shareholders who vote against a specific resolution, as well as those who abstain from voting or fail to appear at the shareholders’ meeting. Shareholders who have no voting rights include holders of our preferred shares.

This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting by a simple majority vote (50% plus one of the voting shares), provided that a valid quorum of shareholders are present:

1.	creation of a new class of preferred shares or a disproportional increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which is currently not the case;

2.	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;

3.	reduction of any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends);

4.	consolidation or merger into another company;

5.	participation in a group of companies (grupo de sociedades), as defined by Brazilian corporate law;

6.	the transfer of all shares to another company or receipt of shares in another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;

7.	changes to our corporate purpose; or

8.	a spin-off that results in (i) a change in our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (iii) any participation in a group of companies.

In the case of items 1. and 2. above, only holders of the class or type of shares adversely affected may exercise a right of withdrawal.

The right of withdrawal also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders’ meeting that approved the spin-off or merger.

In the event that our shareholders approve any resolution for us to:

•	consolidate or merge with another company;

•	transfer all our shares to another company or acquire all the shares of another company; or

•	become part of a group of companies,

then any dissident shareholder or holder of preferred shares may exercise a right of withdrawal, but only if that shareholder’s class of shares fails to satisfy certain liquidity tests at the time of the shareholders’ meeting approving the merger, acquisition, sale or consolidation.

The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant event. In addition, any resolution regarding items 1. or 2. above requires ratification by the majority of shareholders holding preferred shares at a special shareholders’ meeting to be held within one year. In such cases, the 30-day deadline begins on the date of publication of the minutes of the special shareholders’ meeting. If we were to believe that the exercise of withdrawal rights would be prejudicial to our financial stability, we would have ten days after the expiration of that 30-day deadline to reconsider the resolution that triggered the withdrawal rights.

Brazilian corporate law provides that in order for any withdrawal rights to be exercised, any shares to be withdrawn and redeemed must have a value greater than the book value per share, calculated by reference to the latest balance sheet approved at a shareholders’ meeting. If more than 60 days have passed since the date of that balance sheet, the shareholders wishing to exercise the withdrawal right may request a new valuation.

The sale of our controlling stake in Azul Linhas to a third party would be considered a change in our corporate purpose, which would give our shareholders withdrawal rights.

Capital Increases and Preemptive Rights

Each of our shareholders has preemptive rights to subscribe for any new shares that increase our share capital (and any warrants or other securities convertible into new shares) in direct proportion to the equity interest held by them. Preemptive rights may be exercised during the period up to 30 days following the publication of notice of the capital increase. If the capital increase applies in equal proportion to all existing types and classes of shares, each shareholder’s preemptive rights would apply only to the type and class of shares currently held by such shareholder. If, however, an exercise of preemptive rights would result in a change to the proportional composition of our capital stock, the preemptive rights may be exercised over the types and classes identical to those already held by the shareholders only. The preemptive rights may only extend to any other shares if necessary to ensure the shareholders receive the same proportion of our capital stock as they had prior to the increase in capital. If the shares being issued are of types and classes that are different from the existing shares, each shareholder may exercise preemptive rights (in proportion to the shares currently held) over all the types and classes of shares being issued.

Our bylaws provide that the preemptive rights may be excluded, or the deadline for exercise may be shortened, if we issue shares (or warrants or other securities convertible into new shares) through a public offering or a sale on a stock exchange, or by means of an exchange for shares in a public tender offer or acquisition of control.

In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.

Voting Rights

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Our preferred shares have no voting rights, except with regard to the following matters for as long as we are listed on the Level 2 segment of BM&FBOVESPA:

•	any direct conversion, consolidation, spin-off or merger of Azul;

•	approval of any agreement between our company and our controlling shareholder(s) or parties related to the controlling shareholder, to the extent that Brazilian corporate law or our bylaws require that the agreement be submitted to the approval of a general shareholders’ meeting;

•	the valuation of any assets to be contributed to our company in payment for shares issued in a capital increase;

•	the appointment of an expert to ascertain the value our shares in connection with (i) a mandatory tender offer; (ii) a delisting and deregistration transaction; or (iii) any decision to cease to adhere to the requirements of the Level 2 segment of BM&FBOVESPA;

•	any change in, or the revocation of, provisions of our bylaws that results in the violation of certain requirements of the Level 2 segment of BM&FBOVESPA, as summarized in the “Market Information” section of this prospectus;

•	any change in, or the revocation of, provisions of our bylaws that amends or modifies any of the requirements provided for in (i) Paragraph Nine of Article 5 (restricted voting rights attached to preferred shares), (ii) Paragraph Two of Article 12 (compensation of officers), (iii) Paragraphs One and Three of Article 13 (composition of our board of directors), (iv) Paragraph Eight of Article 25 (governance of our audit committee by an independent member and powers of such governing independent member), (v) Article 27 (composition of our compensation committee), (vi) Article 28 (functions of our compensation committee), (vii) Article 29 (composition of our corporate governance committee) and (ix) Article 30 of our bylaws (functions of our corporate governance committee);

•	together with common shareholders, the compensation of our management.

Under Brazilian corporate law, shares with no voting rights or restricted voting rights (which would include our preferred shares) carry unrestricted voting rights in the event the company fails, for three consecutive years, to pay any mandatory dividends to which the shares are entitled.

Brazilian corporate law also provides that any change in the rights of preferred shareholders, or any creation of a class of preferred shares with greater privileges than the existing preferred shares, must be approved by the holders of common shares at a shareholders’ meeting. Any such approval only becomes legally effective once it has been ratified by the majority of shareholders holding preferred shares at a special shareholders’ meeting.

Under Brazilian corporate law, holders of our preferred shares (with no voting rights or restricted voting rights) representing at least 10% of our total capital stock have the right to elect one member of our board of directors. Preferred shareholders have the right to elect two members of our board of directors in a separate voting process, pursuant to our bylaws. In addition, minority shareholders whose holding of our common shares represents at least 15% of our total voting capital stock have the right to elect one director in a separate voting process. Holders of preferred shares and common shares that represent 10% of the total share capital may combine their holdings in order to benefit from these rights.

In addition, Brazilian corporate law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:

•	the right of holders of common shares to vote at general shareholders’ meetings;

•	the right to participate in the distribution of dividends and interest paid on our capital, and to share in our remaining assets in case of liquidation;

•	the right to subscribe for shares (or securities convertible into shares) in the circumstances summarized above; and

•	the withdrawal rights summarized above.

Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.

Shareholders’ Meetings

Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in a second newspaper of general circulation (currently Valor Econômico). Our shareholders’ meetings are held at our headquarters, in the city of Barueri, state of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

For a summary of how a holder of ADSs may receive information regarding and attend shareholders’ meetings, see the section of this prospectus entitled “Description of American Depositary Shares.”

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian corporate law, Level 2 BM&FBOVESPA rules and our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder. In addition, any shareholder whose equity interest reaches 30% of our outstanding common shares, or the Relevant Shareholding Level must effect a tender offer for all our outstanding common shares, preferred shares and instruments convertible to our common shares or preferred shares, under the terms of the Self-Regulation Code for Mergers and Acquisitions, or the Code, issued by the Mergers & Acquisitions

Committee – CAF, or CAF, which code we adhere to (see “—Mergers and Acquisitions Committee (CAF)”). The price to be offered for our common shares in the tender offer will be the highest price paid for our common shares by the offeror during the twelve months prior to the day when the holder reached the Relevant Shareholding Level, adjusted for certain relevant corporate events such as dividends payments and stock splits. The price to be offered for each of our preferred shares and instruments convertible to our common shares in the tender offer will be a price 75 times higher than the price offered for each of our common shares. For more information on CAF, see “—Mergers and Acquisitions Committee (CAF)”.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only

•	to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers, as discussed below;

•	to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the listing standards of Level 2 segment of BM&FBOVESPA, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporate law requires that our directors be elected by our shareholders at a shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected to officer positions. Our president, David Neeleman, is a member of our board of directors. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating committee, corporate governance committee and compensation committee

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities—although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based plans.

We are not required under applicable Brazilian corporate law to have a nominating committee, corporate governance committee and compensation committee. Aggregate compensation for our directors and executive officers is established by our common and preferred shareholders at annual shareholders’ meetings, and our directors at board of directors’ meeting are required to determine the allocation of the aggregate compensation among their members and the officers.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that:

•	is composed of a minimum of three independent directors who are all financially literate;

•	meets the SEC rules regarding audit committees for listed companies;

•	has at least one member who has accounting or financial management expertise, and

•	is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

The audit committee is elected by the board of directors.

Within one year following the completion of this global offering, we expect that all members of our audit committee will either satisfy requirements of the SEC and NYSE applicable to U.S. audit committees or will qualify with the Rule 10A-3 exemption.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions. Under Brazilian corporate law, all stock option plans must be submitted for approval by the holders of our common shares. In addition, any issuance of new shares that exceeds our authorized share capital is subject to approval by holders of our common shares at a shareholders’ meeting.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of BM&FBOVESPA. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines, and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of BM&FBOVESPA.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

We adopted a Code of Ethics on in May 2009, which regulates the conduct of our managers in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal auditing department reports continually to our board of directors and audit committee and its activities are directly supervised by our audit committee, which acts under our board of directors, and is monitored by our audit and operational risk management superior committee. In carrying out its duties, the internal auditing department has access to all documents, records, systems, locations and people involved with the activities under review.

Mergers & Acquisitions Committee (CAF)

On January 21, 2014, we entered into an agreement to adhere to the Self-Regulation Code for Mergers and Acquisitions Code, issued by CAF established by the Association of Capital Markets and Investors and the Brazilian Institute of Corporate Governance, so that our company, shareholders, directors, fiscal council members and members of any other entity with technical or consultative functions created by statutory provision will have to respect the principles and rules of the Code and comply with the decisions that may be taken by CAF under the Code in respect of all tender offers, takeovers, stock takeovers, mergers or spin-offs in connection with a takeover.

The rights of any shareholder who fails to comply with the Code may be suspended pursuant to a decision of the shareholders at the Annual General Meeting, including the right of the non-compliant shareholder to vote.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of [•] preferred share[s], in registered form, including evidence of rights to receive such shares, deposited with the office of Itaú Unibanco S.A., as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The preferred shares are listed for trading on the Level II listing segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and the ADS are to be listed for trading on the New York Stock Exchange.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of preferred shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our preferred shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the preferred shares or any net proceeds from the sale of any preferred shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any preferred shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such preferred shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional preferred shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell preferred shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed preferred shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our preferred shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the preferred shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing preferred shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of preferred shares.

•	Rights to Purchase Additional Shares. If we offer holders of our preferred shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for preferred shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of preferred shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and the depositary determine that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

Which shares shall be accepted for deposit?

No preferred shares shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the depositary, that is reasonably satisfactory to the depositary or the custodian that all conditions to such deposit have been satisfied by the person depositing such preferred shares under the laws and regulations of Brazil and any necessary approval has been granted by the Brazilian National Securities Commission (Comissão de Valores Mobiliários), or the CVM, the Central Bank of Brazil (Banco Central do Brasil) or any governmental body in Brazil, if any, which is then performing the function of the regulator of currency exchange.

The depositary shall not be required to accept for deposit or maintain on deposit with the custodian (a) any fractional preferred shares or fractional deposited securities, or (b) any number of preferred shares or deposited securities which, upon application of the ratio of ADSs to deposited securities, would give rise to fractional ADSs.

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an ADS?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the preferred shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the preferred shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the preferred shares. Our preferred shares have limited voting rights. See “Description of Capital Stock — Voting Rights.”

Upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the preferred shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of preferred shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our bylaws and other constitutive documents, to vote or to have its agents vote the preferred shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. Preferred shares or other deposited securities represented by ADSs for which no specific voting instructions are received by the depositary from the ADS holder shall not be voted. Without limiting any of the foregoing, to the extent the Depositary does not receive voting instructions from ADS holders, the Depositary will take such actions as are necessary, upon our written request and subject to applicable law and the terms of the Deposited Securities, to cause the amount of shares represented by ADSs of those ADS holders to be counted for the purpose of satisfying applicable quorum requirements.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the preferred shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our preferred shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the preferred shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted on a timely manner.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of BM&FBOVESPA, our bylaws and other constitutive documents, any resolutions of our board of directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the preferred shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs, ADRs or preferred shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or preferred shares may be transferred, to the same extent as if such ADS holder or beneficial owner held preferred shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and BM&FBOVESPA, and any other stock exchange on which the preferred shares are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Delivery of Information to the CVM, the Central Bank of Brazil and BM&FBOVESPA

The depositary, the custodian and we shall comply with Brazil’s Monetary Council Resolution No. 1,927, dated as of May 18, 1992, in its third article, paragraph three, of the Regulation Annex V, as amended, and shall furnish to the CVM, the Central Bank of Brazil and the BM&FBOVESPA, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request. In the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian counsel that the depositary or the custodian reasonably could be subject to criminal, or material, as reasonably determined by the depositary, civil liabilities as a result of us having failed to provide such information or documents reasonably available only through us, the depositary shall have the right to terminate the deposit agreement, upon at least 60 days’ prior written notice to the ADS holders and us.

Ownership Restrictions

By holding ADRs, ADSs or interests therein, ADS holders (other than Cede & Co. or any other nominee of DTC) and beneficial owners agree to notify us in writing at such time as they, either alone or together with their affiliates, own or otherwise control such number of ADSs that, either alone or together with any preferred shares owned directly or indirectly by such ADS holders or beneficial owners or their affiliates, as equals or exceeds five percent (5%) of any class of our shares and thereafter to notify us in writing of any change in the number of ADSs or preferred shares they or their affiliates own or control. We reserve the right to instruct ADS holders and beneficial owners who provide such notices to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with them as holders of preferred shares and ADS holders and beneficial owners agree to comply with such instructions.

Reporting Obligations and Regulatory Approvals

Applicable laws and regulations, including those of the Central Bank of Brazil, the CVM, the BM&FBOVESPA and the Level II listing segment may require ADS holders and beneficial owners of preferred shares, including the ADS holders and beneficial owners of ADSs, to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS issued
Depositary operation and maintenance services	Up to US$0.02 per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of preferred shares charged by the registrar and transfer agent for the preferred shares in Brazil (i.e., upon deposit and withdrawal of preferred shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when preferred shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of preferred shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to preferred shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Each ADS holder will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us (including as a result of the execution of any symbolic foreign exchange transaction (operação simbólica de câmbio)) related to or as a result of a deposit of preferred shares and/or withdrawal or sale of deposited securities by such ADS holder. Each ADS holder will be responsible for the report of any false information relating to foreign exchange transactions to the custodian or the Central Bank of Brazil, as the case may be, in connection with deposits or withdrawals of deposited securities.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our preferred shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the preferred shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver preferred shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. At any time after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder. The obligations of ADS holders and beneficial owners of ADSs outstanding as of the effective date of any termination shall survive such effective date of termination and shall be discharged only when the applicable ADSs are presented by to the depositary for cancellation under the terms of the deposit agreement and the ADS holders have each satisfied any and all of their obligations hereunder (including, but not limited to, any payment and/or reimbursement obligations which relate to prior to the effective date of termination but which payment and/or reimbursement is claimed after such effective date of termination).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time, when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary and the custodian. We, the depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents or provisions of or governing deposited securities;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	are not liable for any action or failure to act by any ADS holder relating to the ADS holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be.

The depositary and any of its agents also disclaim any liability (i) with respect to Brazil’s system of share registration and custody, including any liability in respect of the unavailability of deposited securities (or any distribution in respect thereof), (ii) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (iii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iv) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (v) for any tax consequences that may result from ownership of ADSs, preferred shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of preferred shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying preferred shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our preferred shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of preferred shares or other deposited securities; or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The depositary shall not knowingly accept for deposit under the deposit agreement any preferred shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such preferred shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADSs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the preferred shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such preferred shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such preferred shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such preferred shares or ADSs in its records, (e) unconditionally guarantees to deliver such preferred shares or ADSs to the depositary or the custodian, as the case may be, and (f) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

MARKET INFORMATION

Prior to this global offering, there has been no public market for our preferred shares, including in the form of ADSs. Among the factors considered in determining the offering price were the result of the bookbuilding process, our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets in Brazil and the United States, including current market valuations of publicly traded companies considered comparable to our company. Our preferred shares, including in the form of ADSs, will constitute a new class of securities with no established trading market. Therefore, we cannot assure you that an active trading market will develop for our preferred shares, including in the form of ADSs, or that our preferred shares, including in the form of ADSs, will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS will represent [•] preferred shares. We have applied to list the ADSs for trading on the NYSE under the symbol [•] and the preferred shares for trading on the BM&FBOVESPA under the symbol [•]. Trading of the ADSs on the New York Stock Exchange is expected to commence on the day following the date of the final prospectus related to this global offering; trading of the preferred shares is expected to commence on the BM&FBOVESPA on the second day following the date of the final prospectus related to this global offering.

See “Risk Factors—Risks Relating to the Global Offering and Our Preferred Shares, including in the Form of ADSs,” “Management,” “Description of Capital Stock” and “Description of American Depositary Shares.” Our preferred shares will not be registered with the SEC or any other governmental agency outside Brazil.

Regulation of Brazilian Securities Markets

Pursuant to Brazilian Securities Law and Brazilian corporate law, the Brazilian securities market is regulated and supervised by the CMN, which has general authority over the stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Pursuant to Brazilian corporate law, a company may be publicly-held and listed or closely held and unlisted. All listed companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM is authorized to trade its securities on the BM&FBOVESPA or on the Brazilian over-the-counter market. Shares listed on the BM&FBOVESPA may not be simultaneously traded on Brazilian over-the-counter markets. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through a financial institution registered with the CVM. No special application, other than registration with the CVM (and for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly-held company to be traded on the over-the-counter market. Listing on the BM&FBOVESPA requires a company to apply for registration with the BM&FBOVESPA and the CVM.

These laws and regulations provide for, among other things, licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.

Trading on the BM&FBOVESPA

In 2000, the BM&FBOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under these memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. The other regional stock exchanges develop markets and provide services to local businesses.

The BM&FBOVESPA trading sessions are conducted from 10:00 am to 5:30 pm, or from 11:00 am to 6:30 pm during daylight saving time in Brazil, in an automated system known as Megabolsa. The BM&FBOVESPA also permits trading from 6:00 pm to 7:30 pm, or from 7:00 pm to 8:30 pm during daylight saving time in Brazil, in an online system known as “after market,” which is connected to traditional and on-line brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of shares transacted by on-line brokers.

Sales of shares on the BM&FBOVESPA are settled within three business days after the trading date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the BM&FBOVESPA on the third business day after the trading date. Delivery and payment of the shares are made through the BM&FBOVESPA.

For a more efficient control of volatility of the BOVESPA Index, the BM&FBOVESPA has adopted a circuit breaker system that suspends trading for 30 minutes to one hour if the BOVESPA Index falls below the limits of 10% and 15%, respectively, compared with the level at the close of trading on the preceding trading daily session. If the BOVESPA Index falls below the limit of 20%, the BM&FBOVESPA may suspend trading for a period of time to be defined by it at the time of such fall.

Corporate Governance Practices and the Level 2 segment of BM&FBOVESPA

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. Our securities will be listed on the Level 2 segment of BM&FBOVESPA, whose elements are described below:

To become a Level 2 segment of BM&FBOVESPA company, in addition to the obligations imposed by applicable law, an issuer must comply with the following rules: (1) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (3) comply with minimum quarterly disclosure standards; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the BM&FBOVESPA; (6) make a schedule of corporate events available to shareholders; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares, at least in connection with the following matters: (a) transformation, merger, consolidation or spin-off of the Company; (b) execution of any agreement between the Company and its controlling shareholder, acting directly or through any third party, in the event such agreement must be approved by a shareholders’ meeting, as provided by law or in the bylaws of the Company; (c) valuation of assets to be contributed to the capital stock of the Company in a capital increase; (d) appointment of the valuation company or institution that will determine the economic value of the Company; and (e) amendments or exclusions of bylaw provisions which eliminate or modify any of the matters above; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years, reelection permitted; (10) not name the same individual from being both chairman of the board and the president, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of BM&FBOVESPA listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements; (12) if it elects to delist from the Level 2 segment of BM&FBOVESPA, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber for resolution of disputes between the company and its investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the BM&FBOVESPA; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.

The trading of securities on the BM&FBOVESPA may be suspended under certain circumstances, including as a result of the disclosure of material information.

Investment in Our Preferred Shares By Non-residents Outside Brazil

Resolution No. 2,689

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the BM&FBOVESPA provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the CMN, as amended, or Resolution 2,689, and CVM Instruction No. 325, as amended.

With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial market involving a security traded on a stock exchange, futures exchange or organized over-the-counter market licensed by CVM. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our shares are made through the commercial exchange rate market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•	Fill out the application form attached to Resolution 2,689;

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank; and

•	register its investment with Central Bank and obtain a tax payer identification number from the Brazilian tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. See “Taxation—Brazilian Tax Considerations.” In addition, securities trading by foreign investors under Resolution 2,689 is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Law No. 4,131

Alternatively, foreign investors may also invest directly in Brazilian companies (e.g., through the establishment of a branch or a foreign company) under Law No. 4,131, as amended, and may sell their shares both in private and open market transactions. However, these investors are subject to a less favorable tax treatment than Resolution 2,689 investors. A direct foreign investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a tax payer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil;

•	appoint an agent for service of process in Brazil.

DIVIDEND POLICY

Amounts Available for Distribution

According to Brazilian corporate law and our bylaws, our board of directors makes a recommendation to the annual shareholders’ meeting regarding the allocation of our net income for the preceding fiscal year, and the shareholders’ meeting decides upon the allocation.

Brazilian corporate law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.

Reserve Accounts

Companies incorporated under Brazilian law generally have two main reserve accounts: a profit reserve account and a capital reserve account.

Profit Reserves

Profit reserves consist of a legal reserve, statutory reserve, contingency reserve, retained profit reserve and unrealized profit reserve, as described below.

The combined balance of our profit reserve accounts (other than the contingency reserve and the unrealized profits reserve) may not exceed our capital stock. If the balance does exceed capital stock, the shareholders’ meeting must decide whether to use the excess to pay in subscribed but unpaid capital, to increase our share capital, or to pay dividends.

Legal Reserve

•	Brazilian corporate law requires us to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to the legal reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

Statutory Reserve

•	Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of June 30, 2014, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

•	Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of June 30, 2014, our contingency reserve was zero.

Retained Profit Reserve

•	Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of June 30, 2014, our retained profit reserve was zero.

Unrealized Profit Reserve

•	Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of June 30, 2014, our unrealized profit reserve was zero.

Capital Reserves

•	Our capital reserve consists of the goodwill reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of June 30, 2014, we had R$515.4 million allocated to the capital reserve account.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires the bylaws of a Brazilian company to specify a minimum percentage of available profits to be allocated to the annual distribution of dividends, known as mandatory dividends. The mandatory dividend must be paid to shareholders either as dividends or as interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of income, adjusted according to Article 202 of Brazilian corporate law. Under our bylaws, we must distribute every year at least 0.1% of our adjusted net income from the previous fiscal year as a dividend. This requirement does not, however, constitute a mandatory dividend on preferred shares that would give rise to voting rights for holders of preferred shares if our company failed to pay the dividend for three consecutive years, or a right of withdrawal in case of reduction of the dividend, all as described under “Description of Capital Stock.”

Brazilian corporate law allows a company to suspend distribution of mandatory dividends if the board of directors advises the annual shareholders’ meeting that the distribution would not be advisable given the company’s financial condition. The fiscal council, if one is in place, must review any suspension of the mandatory dividend, and management must submit a report to the CVM setting forth the reasons for the suspension of dividends. Net income that is not distributed due to a suspension is allocated to a separate reserve account and, if not absorbed by subsequent losses, must be distributed as dividends as soon as the financial condition of the company permits.

Dividends

Brazilian corporate law and our bylaws require us to hold an annual shareholders’ meeting by the fourth month following the closing of each fiscal year, in which, among other matters, shareholders must decide upon the distribution of annual dividends. The calculation of annual dividends is based on our unconsolidated, audited financial statements for the immediately preceding fiscal year.

Each holder of shares at the time a dividend is declared is entitled to receive dividends. In our case, holders of preferred shares have the right to receive dividends that are 75 times greater than the dividends attributed to each common share. Under Brazilian corporate law, dividends are generally required to be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date. The dividend must be paid at the latest before the end of the year in which it is declared.

Shareholders have three years from the date of payment to claim their dividends or interest on shareholders’ equity, after which the unclaimed dividends or interest revert to us.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50% of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50% of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on equity capital represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on equity capital, net of any income tax, may be included as part of the mandatory dividend distribution. Brazilian corporate law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on equity capital, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

TAXATION

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of preferred shares, including in the form of ADSs. Prospective holders of preferred shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a “Non-Resident Holder.” This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our preferred shares or ADSs. Prospective purchases are advised to consult their own tax advisors with respect to an investment in our preferred shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, have not been subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996.

Law No. 11,638 dated December 28, 2007 significantly altered Brazilian corporate law in order to align the Brazilian general accepted accounting standards more closely with IFRS. However, Law No. 11,941 dated May 27, 2009 introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007.

Profits determined pursuant to Law 11,638/07, or IFRS Profits, may differ from profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397 issued by the Brazilian tax authorities on September 16, 2013 established that legal entities should comply with the accounting methods and criteria as in force on December 31, 2007 (the 2007 Profits) upon determining the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules on taxation: (i) 15% withholding income tax, or WHT, in the case of beneficiaries domiciled abroad, but not in tax havens, and (ii) 25% WHT, in the case of beneficiaries domiciled in tax havens.

In order to mitigate potential disputes on the subject, Law No. 12.973, dated May 13, 2014, introduced, among the revocation of the RTT and a whole new set of tax rules, or the New Tax Regime, new provisions dealing with Excess Dividends. Under such new provisions (i) the Excess Dividends related to profits assessed from 2008 to 2013 are assured to be exempt; (ii) potential disputes remain concerning Excess Dividends related to 2014 profits, unless the company voluntarily elects to apply the New Tax Regime in 2014; and (iii) as of 2015, once the New Tax Regime is mandatory and has extinguished the RTT, dividends should be considered fully exempt as ordinarily provided by law.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. For tax purposes this interest on net equity is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50.0% of the net profits (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% in case of a resident of a “Low or Nil Tax Jurisdiction” (as defined below) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Resident Holder. These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Low or Nil Taxation Jurisdictions

Law No. 9,779, dated as of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at a rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction that does not impose any income tax or that imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate of lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil

Taxation Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions of the introduced Normative Ruling No. 1,037, dated as of June 4, 2010, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Taxation of Gains

According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our preferred shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the asset is acquired by an individual or entity resident or domiciled in Brazil or abroad.

As a general rule, capital gains are realized as a result of a disposition and can be measured by the positive difference between the amount realized on the disposition of the shares and the respective acquisition cost.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	exempt from income tax, when realized by a non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non- Brazilian Holder that (1) is a 2,689 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at a rate of 15%, except for a Non-Resident Holder in a Low or Nil Tax Jurisdiction which, in this case, is subject to income tax at the rate of up to 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset against the eventual income tax due on capital gain.

Any exercise of preemptive rights relating to shares or ADSs will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate 15%, or 25%, as the case may be.

There can be no assurance that the current favorable tax treatment of Resolution 2,689 Holders will continue in the future.

Sales of ADSs to other non-residents

Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance of the depositary’s electronic registration).

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out by a Non-Resident Holder who is not a Resolution 2,689 Holder.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost of the shares is lower than:

•	the average price per share on the Brazilian stock exchange on which the greatest number of shares were sold on the day of deposit; or

•	if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold during the 15 immediately preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Low or Nil Tax Jurisdictions.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident holder in the shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil is currently zero. The Brazilian government may increase this rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable on the ownership, transfer or disposition of shares by individuals or entities not domiciled in Brazil. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil There are no Brazilian stamp, issue, registration, or similar taxes payable by holders of shares, or shares comprised of shares.

Material U.S. Federal Income Tax Consequences

The following discussion is a general discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the preferred shares, including in the form of ADSs, for cash pursuant to this prospectus and that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, or persons whose functional currency is not the U.S. dollar).

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended through the date hereof, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, perhaps with retroactive effect. No assurance can be given that the Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government that may be applicable to a particular investor and does not consider the Medicare tax on net investment income or any aspects of U.S. federal tax law other than income taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of a preferred share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds preferred shares, including in the form of ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold preferred shares, including in the form of ADSs, are encouraged to consult their tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company Considerations” below.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for preferred shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying preferred shares. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian withholding taxes and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the depository and the U.S. Treasury Department.

EACH PERSON CONSIDERING THE ACQUISITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs IS ENCOURAGED TO CONSULT ITS OWN INDEPENDENT TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs.

Taxation of Dividends and Other Distributions

Subject to the PFIC rules discussed below, distributions of cash or property with respect to preferred shares, including in the form of ADSs, (including any distributions paid in the form of interest attributable to stockholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the depositary in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such preferred shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its preferred shares or ADSs, such excess will constitute capital gain and will generally be treated as described below under “—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a dividend. Dividends on preferred shares, including in the form of ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the reais are received by the depositary, in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss will generally be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to receipt by the depositary or the U.S. Holder, as the case may be.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on preferred shares, including in the form of ADSs, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ADSs should be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as is expected. Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares not represented by ADSs will be treated as qualified dividend income because the preferred shares are not themselves listed on a U.S. exchange. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the preferred shares, including in the form of ADSs.

Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of preferred shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. The amount realized on a sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s preferred shares that are not held in the form of ADSs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the preferred shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

If Brazilian income tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a preferred share, including in the form of an ADS, that is subject to Brazilian income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder are encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2013 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

If we are or become a PFIC for any taxable year during which a U.S. Holder holds preferred shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the preferred shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the preferred shares, including those in the form of ADSs, cannot be treated as capital, even if a U.S. Holder holds the preferred shares or ADSs as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of our income on a current basis, provided that we furnish such U.S. Holder annually with certain tax information. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a “qualified electing fund” election with respect the preferred shares, including in the form of ADSs.

If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the preferred shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the preferred shares, including those in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the tax treatment discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its preferred shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “—Taxation of Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. A “qualified exchange” includes a non-U.S. securities exchange that has the following characteristics: (i) the exchange is regulated by a governmental authority in which the exchange is located; (ii) the volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market and to protect investors; and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (iii) the rules of the exchange effectively promote active trading of listed stock. The NYSE is a qualified exchange. We expect that the ADSs will be listed on the NYSE and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we were treated as a PFIC. Our preferred shares are listed on the BM&FBOVESPA. It is unclear, however, whether the BM&FBOVESPA would meet the requirements for a “qualified exchange.” As mentioned above, however, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs.

A U.S. Holder who owns preferred shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC would generally be required to file IRS Form 8621. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the preferred shares, including those in the form of ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on IRS Form 8621 to their particular situation.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to preferred shares, including in the form of ADSs, and proceeds from the sale, exchange or redemption of preferred shares, including in the form of ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to preferred shares, including in the form of ADSs, and the application of these additional reporting requirements for foreign financial assets to their particular situations.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs.

ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of the ADSs by us and the underwriters, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code of 1986, as amended, or the Code. Prospective purchasers of the ADSs should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans, or ERISA Plans, and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and Keogh plans, or an entity deemed to hold the assets of such plans (together with ERISA Plans, or Plans)) and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code) having certain relationships to such Plans, unless a statutory or administrative prohibited transaction exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the ADSs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans (as described in Section 4(b)(4) of ERISA), governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code, or Similar Law. Fiduciaries of any such plans should consult with their counsel before purchasing the ADSs to determine the need for and the availability of, any exemptive relief under any Similar Law.

Each purchaser of the ADSs shall be deemed to represent, warrant and agree that (i) either (A) it is not and is not acting on behalf of a (1) Plan or (2) a non-U.S., governmental or church plan subject to Similar Laws; or (B) its purchase of the ADSs will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and is otherwise permissible under all applicable Similar Laws; and (ii) it will not sell or otherwise transfer the ADSs or any interest therein otherwise than to a purchaser or transferee that is deemed to make these same representations, warranties and agreements with respect to its purchase of such ADSs.

UNDERWRITERS

The global offering consists of (i) an international offering of our preferred shares, offered directly or in the form of ADSs, in the United States and elsewhere outside of Brazil and (ii) a Brazilian offering of our preferred shares, within Brazil.

Offering of ADSs

We, the Selling Shareholders and the international underwriters named below will enter into an international underwriting and placement agreement with respect to the preferred shares, including in the form of ADSs, being offered in the international offering. Under the terms and subject to the conditions of the international underwriting and placement agreement, each international underwriter, for whom Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc., Goldman, Sachs & Co., Santander Investment Securities Inc. and Banco do Brasil Securities LLC are acting as representatives, or the Representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the numbers of ADSs set forth in the following table. The Selling Shareholders and any broker-dealers that act in connection with the sale of our preferred shares in the form of ADSs may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

International Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Itau BBA USA Securities, Inc.
Goldman, Sachs & Co.
Santander Investment Securities Inc.
Banco do Brasil Securities LLC
Raymond James & Associates, Inc.
Banco Pine S.A. (acting through Pine Securities USA LLC for sales in the United States).
Deutsche Bank Securities Inc.

Total

The international underwriters are committed to take and pay for all of the ADSs offered by us if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter were to default, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to take or pay for the ADSs covered by the option of the international underwriters described below.

Brazilian offering and placement of preferred shares

We and the Selling Shareholders will also enter into a Brazilian underwriting agreement with Banco Morgan Stanley S.A., Banco Itaú BBA S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Santander (Brasil) S.A., BB-Banco de Investimento S.A., Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., Deutsche Bank S.A. – Banco Alemão and, as intervening party, the BM&FBOVESPA, providing for the concurrent offer and sale of preferred shares in a public offering in Brazil, by way of a separate Brazilian prospectus in Portuguese, including a Formulário de Referência. Each of the international offering and the Brazilian offering is conditioned on the closing of the other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specific matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of preferred shares and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any preferred shares or distribute any prospectus relating to the preferred shares to any person outside Brazil or to any other dealer who does not so agree.

These limitations do not apply to stabilization transactions or to transactions between the Brazilian underwriters and international underwriters (including as a result of the placement of the preferred shares outside of Brazil, as described below), who have agreed that they may sell preferred shares between their respective underwriting syndicates. The number of preferred shares actually allocated to each offering may differ from the amount offered due to the reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting and placement agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of preferred shares sold to investors located outside Brazil. The Brazilian underwriters will sell preferred shares to investors located within Brazil and, through the international underwriters in their capacity as placement agents, to other U.S. and international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and CVM. The Brazilian underwriting agreement provides that, subject to certain exceptions, if the preferred shares covered by such agreement are subscribed, but not fully paid for on the settlement date, the Brazilian underwriters are obligated, severally and not jointly, to pay-in those shares on a firm commitment basis, on the proportion and up to the individual limit of commitment undertaken by each Brazilian underwriter under the Brazilian underwriting agreement, as described in the following table:

Brazilian Underwriters	Number of Preferred shares
Banco Morgan Stanley S.A.
Banco Itaú BBA S.A.
Goldman Sachs do Brasil Banco Múltiplo S.A.
Banco Santander (Brasil) S.A.
BB-Banco de Investimento S.A.
Pine Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda.
Deutsche Bank S.A. – Banco Alemão

Total

Option

The Selling Shareholders are granting the international underwriters an option, exercisable by the Representatives, on behalf of the international underwriters, upon prior written notice to the other international underwriters, us and the Selling Shareholders, at any time for a period of 30 days from, and including, [the first day of trading of the preferred shares on the BM&FBOVESPA], to purchase up to [•] additional preferred shares, in the form of ADSs, minus the number of preferred shares sold by the Selling Shareholders pursuant to the Brazilian underwriters’ option referred to below, at the initial public offering price less the underwriting discount, solely to cover over-allotments, if any, provided that the decision to over-allocate the preferred shares (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters. If any such ADSs are purchased with this option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased with this option, the international underwriters will offer the additional ADSs on the same terms as those ADSs that are being offered pursuant to the international offering. If the option is not exercised in full, the additional ADSs, purchased from each of the Selling Shareholders, respectively, shall be in proportion to the maximum number of additional ADSs to be sold by each of the Selling Shareholders, respectively, as set forth in the international underwriting and placement agreement.

The Selling Shareholders have also granted the Brazilian underwriters an option, exercisable by [•], on behalf of the Brazilian underwriters, upon prior written notice to the other Brazilian underwriters, us and the Selling Shareholders at any time for a period of 30 days from and including, [the first day of trading of the preferred shares on the BM&FBOVESPA], to place up to an additional [•] preferred shares, minus the number of preferred shares in the form of ADSs sold pursuant to the international underwriters’ option, solely to cover over-allotments, if any, provided that the decision to over-allocate the preferred shares (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters. If any such preferred shares are purchased with this option, the Brazilian underwriters will purchase the preferred shares in approximately the same proportion as shown in the table above. If any additional preferred shares are purchased with this option, the Brazilian underwriters will offer the additional preferred shares on the same terms as those preferred shares that are being offered pursuant to the Brazilian offering.

Underwriting discounts and commissions

The international underwriters and Brazilian underwriters propose to offer the ADSs and the preferred shares, as the case may be, directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$     per ADS and R$     per preferred share. Any such dealers may resell ADSs or preferred shares, as the case may be, to certain other brokers or dealers at a discount of up to US$     per ADS and R$     per preferred share from the offering price. After the initial public offering, the offering price and other selling terms may be changed. The offering of the ADSs and the preferred shares, as the case may be, by the international underwriters and the Brazilian underwriters is subject to receipt and acceptance and subject to the international underwriters and Brazilian underwriters’ right to reject any order in whole or in part.

The underwriting fee in connection with the offering of ADSs is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the Selling Shareholders. The underwriting fee is US$     per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the international underwriters in the international offering, assuming no exercise and full exercise of the international underwriters’ option to purchase additional ADSs.

	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

The underwriting fee in connection with the offering of preferred shares is equal to the public offering price per preferred share less the amount paid by the Brazilian underwriters to us and the Selling Shareholders. The underwriting fee is R$     per preferred share. The following table shows the per preferred share and total underwriting discounts and commissions to be paid to the Brazilian underwriters (in the Brazilian offering and with respect to the placement of the preferred shares), assuming no exercise and full exercise of the Brazilian underwriters’ option to purchase additional preferred shares.

	No Exercise	Full Exercise
Per Preferred Share	R$	R$
Total	R$	R$

We estimate that the total expenses of the global offering, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$[•], which includes US$[•] of reimbursable expenses to be paid to the underwriters.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the global offering. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters and selling group members that may take Internet distributions on the same basis as other allocations.

No sale of similar securities

We have agreed that we will not (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission or similar Brazilian regulatory authority a registration statement under the Securities Act or Brazilian corporate law, as the case may be, relating to, any of our preferred shares or ADSs or any securities representing or convertible into or exchangeable or exercisable for such securities (including, without limitation, our common shares convertible into preferred shares or such other securities which may be deemed to be beneficially owned by us in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any issue, offer, sale, pledge, disposition, or (2) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of our preferred shares or ADSs or any such other securities (regardless of whether any of these transactions in (1) or (2) are to be settled by the delivery of preferred shares or ADSs or such other securities, in cash or otherwise), for a period of 180 days after the date of this prospectus. These restrictions do not apply: (A) to preferred shares and ADSs to be sold in the global offering; (B) to preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein; (C) in connection with the market maker activities, or (D) the loan of a certain number of preferred shares, in order to allow the stabilization of the preferred shares as provided in the Brazilian underwriting agreement.

In addition, the Selling Shareholders, all of our directors and executive officers and holders of at least 1.0% of our common shares and/or 1.0% of our economic interest, have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the Representatives: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our preferred shares or ADSs or any securities representing or convertible into or exercisable or exchangeable for such securities (including, without limitation our common shares convertible into preferred shares or any preferred shares or such other securities which may be deemed to be beneficially owned by such Selling Shareholders, directors and executive officers in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our preferred shares or ADSs or such other securities (regardless of whether any of these transactions in (i) or (ii) are to be settled by the delivery of preferred shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any of our preferred shares or ADSs or any security convertible into or exercisable or exchangeable for our preferred shares or ADSs (including our common shares convertible into preferred shares). These restrictions do not apply: (A) to preferred shares (including in the form of ADSs) to be sold or placed in the international offering; (B) to preferred shares to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement, (C) to transfers of our preferred shares or ADSs as bona fide gifts, (D) distributions of securities to partners members or stockholders of such Selling Stockholder, director or executive officer, (E) in connection with market maker activities, (F) the loan of a certain number of preferred shares, in order to allow the stabilization of the preferred shares as provided in the Brazilian Stabilization Agreement, (G) transfer preferred shares or ADSs from David Neeleman to his spouse, siblings, parents or lineal descendants or to Saleb II Founder 1 LLC or from Saleb II Founder 1 LLC to David Neeleman or his spouse, siblings, parents or lineal descendants, provided that in the case of any transfer or distribution pursuant to (C), (D) or, (G) each donee, distributee or transferee shall enter into a lock-up agreement in the form of this paragraph and no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made in connection therewith. Morgan Stanley & Co. LLC in its sole discretion, may release the preferred shares, ADSs, and other securities subject to the lock-up agreements described above in whole or in part at any time.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, pursuant to the regulations of the Level 2 segment of BM&FBOVESPA, our controlling shareholders and our directors and executive officers may not sell and/or offer to sell any common or preferred shares of our company or derivatives of such securities which we or they hold immediately after this global offering, for six months after the publication in Brazil of the announcement of commencement of this global offering. Following this six-month period, we, the Selling Shareholders and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40% of the securities that each of we or they hold immediately after this global offering.

The lock-up restrictions established in the regulations of the Level 2 segment of BM&FBOVESPA shall not apply (i) in case of a share loan in order to allow the shares to be sold in the Brazilian offering to start trading in BM&FBOVESPA in anticipation, subject to prior consent from BM&FBOVESPA; (ii) with respect to shares transferred under an assignment or share loan transaction aiming the performance of the activity of market maker registered with BM&FBOVESPA, limited to shares representing 15% of the total number of shares and ADSs being offered in this global offering; (iii) with respect to shares transferred under a private transaction, provided in this event that the purchaser will be subject to the same lock-up restrictions for the remainder of the lock-up period; and (iv) when shares are sold in tender offers.

Directed Share Program

At our request, the underwriters have reserved up to [•]% of the ADSs being offered in this global offering (assuming no exercise of the over-allotment option) for sale at the initial public offering price to our TudoAzul Safira members, persons who are our directors, officers or employees, or who are otherwise associated with us. Any sale to these persons [in the United States and outside Brazil] will be made by [•], an affiliate of Morgan Stanley & Co. LLC, and, in Brazil, by [•], an affiliate of Itau BBA USA Securities, through a directed share program. Each person buying preferred shares, including in the form of ADSs, through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Morgan Stanley & Co. LLC or [Itau BBA USA Securities], as applicable, dispose of or hedge any such preferred shares or ADSs. The number of ADSs available for sale to the general public will be reduced by the number of ADSs purchased by participants in the program. Any ADSs not purchased will be offered by the underwriters to the general public on the same basis as all other preferred shares and ADSs offered.

Brazilian Special Allocation Program

Between 10% and [•]% of the preferred shares offered in the Brazilian offering will be offered to non-institutional investors. Our employees and frequent flyers that have TudoAzul Safira status will have priority to purchase these preferred shares in the Brazilian offering. [•]% of these shares will be allocated to (i) our TudoAzul Safira members and (ii) persons who are our directors, officers or employees. These reserved preferred shares account for an aggregate of approximately [•]% of the preferred shares offered in the Brazilian offering (assuming no exercise of the Brazilian underwriters’ over-allotment option). The preferred shares allocated to this group may not be purchased by other investors unless there is not enough demand.

Indemnification

We and the Selling Shareholders have agreed to indemnify the several international underwriters and the Brazilian underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “[•].” We have also applied to list our preferred shares on the Level 2 segment of BM&FBOVESPA, under the symbol “[•].”

Price stabilization and short positions

In connection with the international offering, the international underwriters, through [•] acting as the international stabilization agent, may engage in stabilizing transactions, which involves making bids for, purchasing and selling preferred shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs or preferred shares while this global offering is in progress. These stabilizing transactions may include making short sales of the preferred shares, including in the form of ADSs, which involves the sale by the international underwriters of a greater number of preferred shares than the number of preferred shares in the form of ADSs than they are required to purchase in this global offering, and purchasing preferred shares, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than international underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing preferred shares, including in the form of ADSs, in the open market. In making this determination, the international underwriters will consider, among other things, the price of preferred shares available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the preferred shares or the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase preferred shares, including in the form if ADSs in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase preferred shares, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, they may be required to sell those ADSs as part of the international offering or to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our preferred shares or the ADSs or preventing or retarding a decline in the market price of our preferred shares and the ADSs, and, as a result, the price of our preferred shares and the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters, through [•] acting as the Brazilian stabilization agent, may engage in transactions on the BM&FBOVESPA that stabilize, maintain or otherwise affect the price of the preferred shares. In addition, it may bid for, and purchase, preferred shares in the open market to cover short positions or stabilize the price of our preferred shares. These stabilizing transactions may have the effect of raising or maintaining the market price of our preferred shares or preventing or retarding a decline in the market price of our preferred shares. As a result, the price of our preferred shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activities may be carried out for the period of 30 days from and including, the first day of trading of the preferred shares on the BM&FBOVESPA. A stabilization activities agreement, in the form approved by the CVM and the BM&FBOVESPA, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Prior to this global offering, there has been no public market for our ADSs or preferred shares. The public offering price will be determined by negotiations between us, the international underwriters and Brazilian underwriters. In determining the public offering price, we and the international and Brazilian underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the international underwriters and Brazilian underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this global offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the international underwriters and Brazilian underwriters.

Neither we nor the international underwriters can assure investors that an active trading market will develop for our ADSs or preferred shares, or that such ADSs or preferred shares will trade in the public market at or above the public offering price.

Other relationships

The international underwriters and their respective affiliates (including the Brazilian underwriters) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates (including certain Brazilian underwriters) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us (including aircraft financing) and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. LLC, and Canela Investments entered into two credit facility agreements in May 2013 in the aggregate amount of US$15 million to finance two aircrafts, which are guaranteed by us. As of June 30, 2014, approximately R$11.6 million remained outstanding. Banco Itaú BBA S.A. and Azul Linhas entered into a credit facility agreement (FINAME/BNDES), dated July 15, 2011, for the financing of one E-Jet. As of June 30, 2014, approximately R$57.1 million remained outstanding for working capital between Banco Itaú BBA S.A. Bank Credit Certificates (Cédulas de Crédito Bancário) to Azul Linhas. Banco Itaú BBA S.A. and Azul Linhas entered into a swap agreement, dated March 31, 2014. As of June 30, 2014, approximately R$68.7 million remained outstanding. Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., entered into two loan agreements with Canela 429 LLC and Canela 407 LLC, respectively, in May 2011 to lease two aircrafts on behalf of Azul Linhas. As of June 30, 2014, approximately R$7.9 million remained outstanding. In June 2010, Azul Linhas entered into an operating lease agreement with an affiliate of Santander Investment Securities Inc. in the amount of US$198.0 million, due in September 2022. Azul Linhas and TRIP have also entered into various aircraft financing agreements with an affiliate of Santander Investment Securities Inc., the aggregate outstanding amount of which totaled US$136.0 million as of June 30, 2014. On June 24, 2010, Azul Linhas also entered into a swap agreement with Banco Santander (Brasil) S.A., which as of June 30, 2014 had a notional value of R$162.0 million. As of June 30, 2014, approximately R$421.4 million remained outstanding under various credit transactions between Azul Linhas and TRIP and Banco do Brasil S.A. Azul Linhas has also entered into different credit card receivables acquisition agreements with Banco do Brasil S.A., without joint liability of the receivables assignor, due in December 2014. As of June 30, 2014, the outstanding balance of such agreements totaled R$229.8 million. In addition, as of the date of this offering memorandum, Banco do Brasil S.A., an affiliate of Banco do Brasil Securities LLC and BB Banco de Investimento S.A., holds the entire outstanding principal amount of R$300.0 million non convertible debentures issued by Azul Linhas. From June 2010 to June 2011, Banco Pine S.A. and Azul Linhas entered into certain credit facility agreements (FINAME/BNDES). As of June 30, 2014, the total outstanding amount under such agreements was R$274.6 million. On April 17, 2013, Azul Linhas entered into a swap agreement with Banco Pine S.A., which as of June 30, 2014, had a notional value of R$333.4 million. In addition, Deutsche Bank SpA and Deutsche Bank AG, affiliates of Deutsche Bank S.A. – Banco Alemão entered into an aircraft financing agreement with Blue Turbo 1 Finance Limited, an affiliate of Azul Linhas with an aggregate outstanding amount of US$73.0 million as of June, 30, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings” for additional information on these debentures and other transactions between us and the international underwriters and/or their affiliates. In addition, from time to time, certain of the international underwriters and their affiliates (including certain Brazilian underwriters) may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The international underwriters and/or their affiliates (including the Brazilian underwriters) may enter into derivative transactions in connection with our preferred shares or ADSs, acting at the order and for the account of their clients. The international underwriters and/or their affiliates (including the Brazilian underwriters) may also purchase some of our preferred shares or ADSs offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or other terms of the offering without, however, creating an artificial demand during the offering. The international underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

The preferred shares, including in the form of ADSs, offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any preferred shares or ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49 (2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Our preferred shares, including in the form of ADSs, are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our preferred shares, including in the form of ADSs, described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the preferred shares, including in the form of ADSs, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such securities to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the preferred shares, including in the form of ADSs, to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No preferred shares, including in the form of ADSs, have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et financier and applicable regulations thereunder. None of this prospectus or any other materials related to the offering or information contained herein or therein relating to the preferred shares, including in the form of ADSs, has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The preferred shares, including in the form of ADSs, will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Ireland

The preferred shares, including in the form of ADSs, will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the preferred shares, including in the form of ADSs, has not been registered pursuant to Italian securities legislation and, accordingly, no preferred shares, including in the form of ADSs, may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the preferred shares, including in the form of ADSs, in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the preferred shares, including in the form of ADSs, or distribution of copies of any document relating to the preferred shares, including in the form of ADSs, will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the preferred shares, including in the form of ADSs, or any document relating to the preferred shares, including in the form of ADSs, in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the preferred shares, including in the form of ADSs, in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the preferred shares, including in the form of ADSs, are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of preferred shares, including in the form of ADSs, who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the preferred shares, including in the form of ADSs, were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The preferred shares, including in the form of ADSs, may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of preferred shares, including in the form of ADSs, is publicly announced that the offer is exclusively made to said individuals or legal entities.

Portugal

No document, circular, advertisement or any offering material in relation to the preferred shares, including in the form of ADSs, has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No preferred shares, including in the form of ADSs, may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the preferred shares, including in the form of ADSs, as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the preferred shares, including in the form of ADSs, have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the preferred shares, including in the form of ADSs, by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the preferred shares, including in the form of ADSs, in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the preferred shares, including in the form of ADSs, in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Spain

The preferred shares, including in the form of ADSs, have not been registered with the Spanish National Commission for the Securities Market and, therefore, no preferred shares, including in the form of ADSs may be publicly offered, sold or delivered, nor any public offer in respect of the preferred shares, including in the form of ADSs, made, nor may any prospectus or any other offering or publicity material relating to the preferred shares, including in the form of ADSs, be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus, as well as any other material relating to the preferred shares, including in the form of ADSs, which are the subject of the international offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The preferred shares, including in the form of ADSs, will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the preferred shares, including in the form of ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The preferred shares, including in the form of ADSs, are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the preferred shares, including in the form of ADSs, with the intention to distribute them to the public). The investors will be individually approached by the international underwriters from time to time. This document, as well as any other material relating to the preferred shares, including in the form of ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the international offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

This prospectus is not a formal disclosure document and has not been, nor will it be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the preferred shares, including in the form of ADSs.

The preferred shares, including in the form of ADSs, are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The international offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the preferred shares, including in the form of ADSs, has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the preferred shares, including in the form of ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the preferred shares, including in the form of ADSs, shall be deemed to be made to such recipient and no applications for the preferred shares, including in the form of ADSs, will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the preferred shares, including in the form of ADSs, you undertake to us that, for a period of 12 months from the date of issue of the preferred shares, including in the form of ADSs, you will not transfer any interest in the preferred shares, including in the form of ADSs, to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

China

The preferred shares, including in the form of ADSs, may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the preferred shares, including in the form of ADSs, may be supplied to the public in China or used in connection with any offer for the subscription or sale of preferred shares, including in the form of ADSs, to the public in China. The preferred shares, including in the form of ADSs, may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any preferred shares, including in the form of ADSs, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the preferred shares, including in the form of ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to preferred shares, including in the form of ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Japan

The preferred shares, including in the form of ADSs, have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and, accordingly, no offer or sale of any preferred shares, including in the form of ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, or MAS under the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly, the preferred shares, including in the form of ADSs, may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such preferred shares, including in the form of ADSs, be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased preferred shares, including in the form of ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and preferred shares of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the preferred shares, including in the form of ADSs, under Section 275 of the Securities and Futures Act except:

•	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is or will be given for the transfer;

•	by operation of law; or

•	as specified in Section 276(7) of the Securities and Futures Act.

South Korea

The preferred shares, including in the form of ADSs, have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The preferred shares, including in the form of ADSs, may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the preferred shares, including in the form of ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The preferred shares, including in the form of ADSs, may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the preferred shares, including in the form of ADSs,.

Kuwait

The preferred shares, including in the form of ADSs, have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the preferred shares, including in the form of ADSs, in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the preferred shares, including in the form of ADSs.

Qatar

This global offering of preferred shares, including in the form of ADSs, does not constitute a public offer of securities in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The preferred shares, including in the form of ADSs, are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such preferred shares, including in the form of ADSs, or have sufficient knowledge of the risks involved in an investment in such preferred shares, including in the form of ADSs, or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The preferred shares, including in the form of ADSs, have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the preferred shares, including in the form of ADSs, in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The preferred shares, including in the form of ADSs, to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the preferred shares, including in the form of ADSs, offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the preferred shares or ADSs pursuant to the offering should note that the offer of the preferred shares, including in the form of ADSs, is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The preferred shares, including in the form of ADSs, may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of preferred shares, including in the form of ADSs, is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired preferred shares, including in the form of ADSs, pursuant to this exempt offer may not offer or sell preferred shares, including in the form of ADSs, to any person (referred to as a transferee) unless the price to be paid by the transferee for such preferred shares, including in the form of ADSs, equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the preferred shares, including in the form of ADSs, being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the preferred shares, including in the form of ADSs, to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the preferred shares, including in the form of ADSs, if he/she sells his entire holding of the preferred shares, including in the form of ADSs, to one transferee.

Argentina

This prospectus has not been registered with the Argentine securities regulatory authority (Comisión Nacional de Valores) and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina, and neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

Colombia

The preferred shares, including in the form of ADSs, have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the preferred shares, including in the form of ADSs, may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Mexico

The preferred shares, including in the form of ADSs, have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the preferred shares, including in the form of ADSs, in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The preferred shares, including in the form of ADSs, have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores). However, the preferred shares, including in the form of ADSs, have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Chile

The preferred shares, including in the form of ADSs, are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the preferred shares, including in the form of ADSs, do not constitute a public offer of, or an invitation to subscribe for or purchase, the preferred shares, including in the form of ADSs, in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the international offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)
Securities and Exchange Commission registration fee	US$	[•]
NYSE listing fee	US$	[•]
Financial Industry Regulatory Authority filing fee	US$	[•]
Printing and engraving expenses	US$	[•]
Legal fees and expenses	US$	[•]
Accounting fees and expenses	US$	[•]
Miscellaneous costs	US$	[•]
Total	US$	[•]
All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the Financial Industry Regulatory Authority (FINRA) filing fee. The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the international offering. [•] will pay a total of [•] in respect of underwriting discounts and commissions and certain expenses of the offering, assuming full exercise of the over allotment option.

VALIDITY OF SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Shearman & Sterling LLP, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil.

EXPERTS

The consolidated financial statements of Azul as of December 31, 2013, 2012 and 2011, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TRIP as of November 30, 2012 and December 31, 2011, 2010 and January 1, 2010 and for the period from January 1, 2012 to November 30, 2012 and for the years ended December 31, 2011 and 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this global offering we will be subject to the informational requirements of the Exchange Act, that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, Brazil, or by phone at the number +55 (11) 4831-2880, Attention: Investor Relations Department.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Brazil. Substantially all of our directors and officers and certain of the experts named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws.

One of our subsidiaries, Canela Investments LLC, is a limited liability company incorporated under Delaware law. Canela Investments LLC is the parent company of nine aircraft operating companies, each of which is also incorporated in Delaware, that finance and operate a total of 20 of our aircraft. Judgments against us could be enforced against these U.S. assets.

A judgment obtained outside Brazil against us, the Selling Shareholders, our directors and officers, or the experts named in this prospectus, would be enforceable in Brazil, without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment (i) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted; (ii) is issued by a court of competent jurisdiction after proper service of process was made in accordance with Brazilian law; (iii) is not subject to appeal; (iv) is for the payment of a sum certain; (v) is authenticated by a Brazilian consular office in the country where the foreign judgment was issued and is accompanied by a sworn translation into Portuguese; and (vi) is not contrary to Brazilian national sovereignty, public policy or public morality.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must be sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiçia. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

In addition, under the regulations of the Level 2 segment of BM&FBOVESPA, any disputes involving us, any shareholder, officer and/or director of ours relating to or derived mainly from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, our bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the BM&FBOVESPA must be submitted to arbitration conducted in accordance with rules of the Market Arbitration Chamber of BM&FBOVESPA.

We have appointed National Corporate Research, Ltd. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Interim

Condensed Financial Statements

Azul S.A.

June 30, 2014

Azul S.A.

Interim condensed financial statements

June 30, 2014

Azul S.A.

Interim consolidated statements of financial position

June 30, 2014 and December 31, 2013

(In thousands of Brazilian reais)

	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	242,936	546,283
Short-term investments (Note 5)	170,552	110,591
Restricted investments	81,304	89,242
Trade and other receivables	479,330	431,625
Inventories	78,856	84,971
Taxes recoverable	21,992	3,117
Derivative financial instruments (Note 13)	22,135	3,926
Prepaid expenses	51,968	53,022
Other current assets	24,444	21,629

Total current assets	1,173,517	1,344,406

Non-current assets
Restricted investments	123,545	68,241
Security deposits and maintenance reserves (Note 7)	586,329	501,331
Prepaid expenses	42,194	44,903
Other non-current assets	141,928	136,733
Property and equipment (Note 8)	2,757,122	2,633,840
Intangible assets	882,173	883,330

Total non-current assets	4,533,291	4,268,378

Total assets	5,706,808	5,612,784

Liabilities and equity
Current liabilities
Loans and financing (Note 10)	950,498	783,806
Accounts payable	774,657	693,994
Air traffic liability	556,848	611,741
Salaries, wages and benefits	183,530	157,358
Insurance premiums payable	5,473	24,430
Taxes payable	71,144	94,142
Derivative financial instruments (Note 13)	20,243	26,789
Other financial liabilities (Note 13)	253,576	239,411

Total current liabilities	2,815,969	2,631,671

Non-current liabilities
Loans and financing (Note 10)	2,205,318	2,250,889
Derivative financial instruments (Note 13)	65,220	79,672
Deferred income taxes (Note 9)	73,920	76,875
Provision for tax, civil and labor risks (Note 17)	80,277	74,415
Provision for return of aircrafts and engines (Note 11)	25,706	22,949

Total non-current liabilities	2,450,441	2,504,800

Equity
Issued capital	473,969	473,969
Capital reserve	515,427	514,903
Accumulated other comprehensive loss	(33,395)	(35,023)
Accumulated losses	(515,603)	(477,536)

	440,398	476,313

Total liabilities and equity	5,706,808	5,612,784

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of operations

Three months ended June 30, 2014 and 2013

(In thousands of Brazilian reais, except income (loss) per share)

	Three months ended
	June 30, 2014	June 30, 2013
Operating revenue
Passenger revenue	1,216,317	1,063,847
Other revenue	157,726	133,805

Total revenue	1,374,043	1,197,652
Operating expenses
Aircraft fuel	(458,148)	(408,874)
Salaries, wages and benefits	(232,164)	(199,766)
Aircraft and other rent	(161,165)	(123,072)
Landing fees	(75,692)	(67,488)
Traffic and customer servicing	(57,248)	(50,618)
Sales and marketing	(60,236)	(47,889)
Maintenance materials and repairs	(78,088)	(94,378)
Depreciation and amortization	(50,358)	(49,515)
Other operating expenses	(107,403)	(92,646)

	(1,280,502)	(1,134,246)
Operating income	93,541	63,406

Financial result
Financial income	9,804	3,274
Financial expense	(100,959)	(117,146)
Derivative financial instruments, net	(3,296)	(5,538)
Foreign currency exchange, net	19,150	(74,785)

Net income (loss) before income tax and social contribution	18,240	(130,789)

Income tax and social contribution	213	(15,429)
Deferred income tax and social contribution	1,467	1,494

Net income (loss)	19,920	(144,724)

Basic net income (loss) per common share—R$ (Note 12)	0.00	(0.01)

Diluted net income (loss) per common share—R$ (Note 12)	0.00	(0.01)

Basic net income (loss) per preferred share—R$ (Note 12)	0.21	(1.62)

Diluted net income (loss) per preferred share—R$ (Note 12)	0.21	(1.62)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of operations (Continued)

Six months ended June 30, 2014 and 2013

(In thousands of Brazilian reais, except income (loss) per share)

	Six months ended
	June 30, 2014	June 30, 2013
Operating revenue
Passenger revenue	2,459,573	2,185,467
Other revenue	314,394	256,796

Total revenue	2,773,967	2,442,263
Operating expenses
Aircraft fuel	(947,390)	(838,848)
Salaries, wages and benefits	(500,465)	(372,657)
Aircraft and other rent	(320,763)	(237,591)
Landing fees	(152,552)	(133,222)
Traffic and customer servicing	(111,483)	(98,558)
Sales and marketing	(116,414)	(99,095)
Maintenance materials and repairs	(176,780)	(173,369)
Depreciation and amortization	(101,770)	(95,999)
Other operating expenses	(214,573)	(200,772)

	(2,642,190)	(2,250,111)
Operating income	131,777	192,152

Financial result
Financial income	18,157	6,570
Financial expense	(208,593)	(207,060)
Derivative financial instruments, net	(21,988)	(6,264)
Foreign currency exchange, net	39,625	(62,674)

Net loss before income tax and social contribution	(41,022)	(77,276)

Income tax and social contribution (Note 9)	—	(39,837)
Deferred income tax and social contribution (Note 9)	2,955	2,991

Net loss	(38,067)	(114,122)

Basic net loss per common share—R$ (Note 12)	(0.01)	(0.01)

Diluted net loss per common share—R$ (Note 12)	(0.01)	(0.01)

Basic net loss per preferred share—R$ (Note 12)	(0.41)	(1.27)

Diluted net loss per preferred share—R$ (Note 12)	(0.41)	(1.27)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of comprehensive income (loss)

Three months and six months ended June 30, 2014 and 2013

(In thousands of Brazilian reais)

	For the three months ended June
Three months ended	2014	2013
Net income (loss)	19,920	(144,724)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net movement on cash flow hedges	(5,186)	2,503

Total comprehensive loss	14,734	(142,221)

	For the six months ended June
Six months ended	2014	2013
Net loss	(38,067)	(114,122)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges	1,628	4,192

Total comprehensive loss	(36,439)	(109,930)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of changes in equity

Six months ended June 30, 2014 and 2013

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Accumulated other comprehensive loss (cash flow hedge reserve)	Accumulated losses	Total
December 31, 2012	473,968	414,897	(39,587)	(498,247)	351,031
Share-based payment	—	969	—	—	969
Total comprehensive loss	—	—	4,192	(114,122)	(109,930)

June 30, 2013	473,968	415,866	(35,395)	(612,369)	242,070

	Issued capital	Capital reserve	Accumulated other comprehensive loss (cash flow hedge reserve)	Accumulated losses	Total
December 31, 2013	473,969	514,903	(35,023)	(477,536)	476,313
Share-based payment	—	524	—	—	524
Total comprehensive loss	—	—	1,628	(38,067)	(36,439)

June 30, 2014	473,969	515,427	(33,395)	(515,603)	440,398

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of cash flows

Six months ended June 30, 2014 and 2013

(In thousands of Brazilian reais)

	For the six months ended
	June 30, 2014	June 30, 2013
Cash flows from operating activities
Net loss	(38,067)	(114,122)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization	101,770	95,999
Write-offs of fixed assets and intangibles	19,698	16,282
Results from derivative financial instruments	10,844	9,471
Share-based payment expenses	524	969
Interest and exchange variations on assets and liabilities	91,500	162,944
Allowance for doubtful accounts, net	816	(58)
Provision for tax, civil and labor risks (note 17)	5,862	10,904
Provision for obsolescence	8,976	926
Provision for return of aircrafts and engines (note 11)	2,757	4,542
Changes in operating assets and liabilities
Trade and other receivables	(48,521)	(84,409)
Inventories	(2,861)	(11,780)
Security deposits and maintenance reserves	(118,795)	(75,151)
Prepaid expenses	3,763	(11,831)
Recoverable taxes	(18,875)	19,080
Other assets	(8,010)	(10,563)
Accounts payables	80,663	91,477
Salaries, wages and benefits	26,172	18,427
Insurance premiums payable	(18,957)	(16,597)
Taxes payable	(22,998)	(1,289)
Air traffic liability	(54,893)	25,806
Deferred income tax and social contribution	(2,955)	(2,990)
Other financial liabilities	—	57,856
Interest paid	(118,249)	(97,742)

Net cash (used in) provided by operating activities	(99,836)	88,151

Cash flows from investing activities
Short-term investment
Purchase of Investments	(276,679)	(629)
Redemption of investments	218,806	428
Restricted investments	(47,365)	(18,002)
Restricted cash	—	84,288
Capital expenditures	(243,593)	(314,859)

Net cash used in investing activities	(348,831)	(248,774)

Cash flows from financing activities
Loans
Proceeds	455,493	387,574
Repayment	(394,655)	(225,579)
Debentures
Proceeds	104,482	300,000
Repayment	(20,000)	(310,169)
Sales and leaseback	—	(5,811)

Net cash provided by financing activities	145,320	146,015

Decrease in cash and cash equivalents	(303,347)	(14,608)
Cash and cash equivalents at the beginning of the period	546,283	271,116
Cash and cash equivalents at the end of the period	242,936	256,508

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to the interim condensed consolidated financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

Azul S.A (the “Company”) is a corporation headquartered at Av. Marcos Penteado de Ulhôa Rodrigues, 939, in the city of Barueri, in the state of São Paulo, Brazil. The Company was incorporated on January 3, 2008 and is a holding company for providers of airline passenger and cargo services. Details of subsidiaries are shown below:

a)	Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), a 100% owned subsidiary incorporated on January 3, 2008, has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008.

b)	On February 28, 2008, the Company acquired 100% of the equity in a special purpose entity, Canela Investments LLC (“Canela”), headquartered in the state of Delaware, United States of America, which was incorporated for acquiring aircraft abroad and leasing them to ALAB.

c)	On May 25, 2012, the shareholders of TRIP Linhas Aéreas S.A. (“TRIP”) and Company signed an agreement for the acquisition of 100% of the share capital of TRIP by Company. TRIP was a company that operates passenger and cargo air transportation in Brazil and was founded on February 18, 1997.

On November 22, 2012, the Brazilian National Civil Aviation Agency (“ANAC”) approved the acquisition of TRIP by the Company, which became the 100% shareholder of TRIP. At November 30, 2012, the Company took control of TRIP.

The Council of the Administrative Council Economic Defense (“CADE”) approved the acquisition on March 6, 2013, however, this approval requirement was perfunctory for the purposes of assessing control given that pre-approval by the CADE Council and approval by ANAC had already occurred.

On June 25, 2013 the Extraordinary Shareholder’s Meeting, approved the change of name of TRIP Linhas Aéreas S.A. to TRIP Serviços de Suporte Aéreo S.A. (“TRIP”) whose corporate purpose, is basically the operation of complementary activities of air transport services.

On May 14, 2014 ANAC granted permission for the spin-off of TRIP and merger of the net assets into ALAB, which became effective on June 1, 2014.

2.	Basis of presentation of financial statements

The interim condensed consolidated financial statements were approved in the board of directors meeting held on September 9, 2014.

The interim condensed consolidated financial statements were prepared in Brazilian Reais, which is the functional currency of the Company. The interim condensed consolidated financial statements were prepared in accordance with the IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The Company has adopted, when applicable, all standards and interpretations issued by the IASB, the International Financial Reporting Standards (IFRS) and Interpretations Committee that were in effect on June 30, 2014. The interim financial statements were prepared using the historical cost basis, except for valuation of certain financial instruments which are measured at fair value.

Financial results for the Company and airlines in general can be seasonal in nature. Generally, the Company’s revenues, as well as its operating income and net income, have been better in its first and last quarters than in its second and third quarters.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies

The interim condensed consolidated financial statements have been prepared based on the same accounting practices described in Note n° 3 of the consolidated financial statements at December 31, 2013.

In the opinion of management, these interim condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the interim period results. These financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2013.

4.	Significant accounting judgments, assumptions and estimates

The interim consolidated financial statements were prepared based on the same significant accounting judgments, assumptions and estimates described in Note nº 4 of the consolidated financial statements at December 31, 2013, which should be read in conjunction with these statements.

5.	Short-term investments

Investments were comprised of:

	June 30, 2014	December 31, 2013
Short-term investments	13,607	110,591
Investment funds	156,945	—

	170,552	110,591

Short-term investments are comprised mainly of local investments denominated in Reais, and foreign bonds denominated in US dollars. The term of the local investments is 90 days, with daily interest accrual of 100.8% to 102.5% of the Brazilian Interbank Deposit Certificate Interest Rate (“CDI”). The term of foreign bonds is six years, with semi-annual interest payment at a fixed rate of 8.75% p.a.

Investment funds is comprised of government bonds, bank notes with first-rate financial institutions (deposit certificates) and debentures issued by triple A risk companies bearing an accumulated interest rate of 105.0% of the CDI rate. Government bonds is comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

6.	Related parties

a)	Transactions and balances

The Company was party of two financing agreements provided by Cia Bozano, one of the Company’s shareholders, in the total principal amount of R$120,000. Through the Private Placement occurred on December 27, 2013, in a non-cash transaction, this debt was reduced by R$74,941. This amount corresponds to the issuance of 749,409 preferred shares, which is equivalent to an increase of 0.14% of their participation in authorized capital of the Company. During the period ended June 30, 2014 the loan was liquidated in cash.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

6.	Related parties (Continued)

b)	Compensation of key management personnel

Key management persons include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	For the six months ended
	2014	2013
Salaries and wages	9,149	6,493
Bonus	6,782	3,104

	15,931	9,597

The executives of the Company participate in the Company’s share-based compensation plan (Note 16). At June 30, 2014, executives of the Company had approximately 2.074.579 (December 31, 2013—1,911,082) vested options. The compensation expense recognized for the six months ended June 30, 2014 was R$524 (June 30, 2013—R$969).

c)	Rendering of services

The Company entered into an agreement with Águia Branca Participações S/A, the former parent company of TRIP, and current shareholder of the Company (see Note 6 d), for the rendering of the following services (a) sharing of information technology resources during an indefinite period and (b) consulting and technical professional services during a 12 month period. The amounts to be paid under this agreement are based on the services actually rendered, which, for the six months ended June 30, 2014 was R$313 (June 30, 2013—R$1,002).

d)	TRIP partial spin-off followed by merger into ALAB

On June 25, 2013, a partial spin-off of TRIP was approved and net assets merged into ALAB, effective on June 1, 2014, in the total amount of R$294,724 liability. This merger has the aim of simplifying the management of our operational activities and to facilitate the consolidation of both companies’ activities, reducing administrative costs and contributing to operational efficiencies and synergies.

7.	Security deposits and maintenance reserves

	June 30, 2014	December 31, 2013
Security deposits	168,529	148,395
Maintenance reserve deposits	417,800	352,936

	586,329	501,331

Security deposits and maintenance reserves deposits are held in US dollars and adjusted for foreign exchange differences. The security deposits are related to aircraft lease contracts and will be refunded to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserves are

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

7.	Security deposits and maintenance reserves (Continued)

reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance. During the six months ended June 30, 2014 we paid R$97,966, (June 30, 2013—R$65,279) in maintenance reserves, to our lessors.

At the lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. We assess recoverability of amounts currently on deposit with a lessor, based on a comparison to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered additional rental expenses.

As of June 30, 2014 and December 31, 2013 we have concluded that prepaid maintenance deposits are probable of refund primarily due to the differential rate between the maintenance reserve payments and the expected cost of the related next maintenance event that the reserves serve to collateralize.

8.	Property and equipment

“Aircraft and engines” refer to owned aircraft and aircraft held under finance leases. Aircraft held under financial leases have a net book value of R$270,930 as of June 30, 2014 and R$291,538 on December 31, 2013.

The Company entered into a sale and leaseback of two aircraft and one engine during the six months ended June 30, 2014. The lease under these transactions was classified as operating leases, and a gain on sale of R$7,501 (June 30, 2013—R$17,576) was recognized in income.

The Company has a fixed limited amount for prepayments related to acquisition of certain aircraft, which as of July 2015 will be changed to a percentage of total purchase price of each aircraft. However, if the Company becomes public, this change will take place within 60 days of the IPO event date.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

8.	Property and equipment (Continued)

a)	Breakdown

	June 30, 2014			December 31, 2013
	Cost	Accumulated depreciation	Net amount	Net amount
Leasehold and improvements	31,125	(13,615)	17,510	17,079
Equipment and facilities	61,221	(22,829)	38,392	38,075
Vehicles	2,594	(1,801)	793	975
Furniture and fixtures	14,336	(3,947)	10,389	9,789
Aircraft equipment	391,645	(79,287)	312,358	266,916
Aircraft and engines	2,950,506	(609,627)	2,340,879	2,265,968
Pre delivery payments for aircrafts	36,801	—	36,801	34,763
Property and equipment in progress	—	—	—	275

Total	3,488,228	(731,106)	2,757,122	2,633,840

b)	Changes in property and equipment balances are as follows:

	Cost
	December 31, 2013	Acquisitions	Disposals/ Written-off	Transfers	June 30, 2014
Leasehold and improvements	27,563	3,562	—	—	31,125
Equipment and facilities	57,684	4,287	(750)	—	61,221
Vehicles	2,594	—	—	—	2,594
Furniture and fixtures	13,159	1,177	—	—	14,336
Aircraft equipment	330,922	66,028	(1,977)	(3,328)	391,645
Aircraft and engines	2,810,992	114,678	(16,724)	41,560	2,950,506
Pre delivery payments for aircrafts	34,763	7,040	(5,002)	—	36,801
Property and equipment in progress	275	39,110	(1,135)	(38,250)	—

Total	3,277,952	235,882	(25,588)	(18)*	3,488,228

(*) Amount transferred to Intangible assets.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

8.	Property and equipment (Continued)

	Accumulated Depreciation
	December 31, 2013	Acquisitions	Disposals/ Written-off	Transfers	June 30, 2014
Leasehold and improvements	(10,484)	(3,132)	1	—	(13,615)
Equipment and facilities	(19,609)	(3,554)	334	—	(22,829)
Vehicles	(1,619)	(182)	—	—	(1,801)
Furniture and fixtures	(3,370)	(577)	—	—	(3,947)
Aircraft equipment	(64,006)	(15,902)	621	—	(79,287)
Aircraft and engines	(545,024)	(70,608)	6,005	—	(609,627)

Total	(644,112)	(93,955)	6,961	—	(731,106)

9.	Income tax and social contribution

a)	Income tax and social contribution

	Six months ended June 30,
	2014	2013
Loss before income tax and social contribution	(41,022)	(77,276)
Combined tax rate	34%	34%

Income tax at combined tax rate	13,947	26,274
Adjustments to calculate the effective tax rate:
Nondeductible loss on foreign subsidiaries	26,202	(17,325)
Utilization of tax credits losses	—	16,375
Benefit not recorded on tax losses and tax loss carryforwards as well as temporary differences(*)	(37,016)	(62,669)
Deferred income taxes and social contribution for the fair value adjustments of Business Combination	2,955	2,991
Permanent differences	(403)	(305)
Other	(2,730)	(2,187)

	2,955	(36,846)
Income tax and social contribution current	—	(39,837)
Income tax and social contribution deferred	2,955	2,991

(*)	The items included on the benefit not recorded on taxes losses and on temporary differences were: nondeductible expenses related to navigation fee (under judicial discussion), expenses related to the change on the fair value of the warrant, the tax loss recorded on one of our subsidiaries, allowances/provisions and Temporary Taxation Regime—RTT (stock options, financial leasing operation, depreciation of aircrafts and engines).

The Company generated income taxes expenses due to the taxable income generated by its subsidiaries. Accordingly to the Brazilian tax legislation, taxable income generated by subsidiary cannot be compensated against tax losses from other entities within the same group.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

9.	Income tax and social contribution (Continued)

b)	Composition of deferred income tax and social contribution

	June 30, 2014	December 31, 2013
Income tax loss carryforwards	200,168	169,905
Social contribution negative base tax carryforwards	72,061	61,166
Temporary differences
Allowance for returns of aircraft and engines	8,638	5,221
Allowance for provision for tax, civil and labor risks	29,649	24,759
Tudo Azul program	2,912	14,382
Aircraft finance lease	5,141	16,025
Allowance for navigation fees (legal claim)	96,062	59,555
Deferred income tax on fair value adjustments of aircrafts	(22,998)	(23,886)
Deferred income tax on fair value adjustments of slots	(27,947)	(27,947)
Other deferred income tax over business combination	(22,975)	(25,042)
Depreciation of aircrafts and engines	(58,693)	(56,200)
Others	13,632	7,079

Total	295,650	225,017

Non-current liabilities	(73,920)	(76,875)
Items not recognized	369,570	301,892

As of June 30, 2014, deferred tax assets on loss carryforwards on income tax and social contribution in the total amount of R$369,570 (December 31, 2013—R$301,892) were not recognized as they are not expected to be realizable.

Deferred tax liabilities and social contribution were recognized in respect of the tax effect of the fair value of the assets and liabilities acquired on the purchase of TRIP, in the amount of R$73,920.

Provisional Executive Order No.627/13 converted into a Law

Upon the implementation of IFRS in Brazil, a Transitory Tax Regime (“TTR”) was issued which stated that any changes introduced as a result of the implementation of IFRS should be neutral from a tax perspective.

In November 2013, the Provisional Executive Order No. 627 (“MP 627”) was released, aiming to harmonize the rules that govern federal taxes with the accounting criteria and as a result the provisions of the TTR were terminated. The new tax regime may be voluntary adopted as of January 1, 2014 and is mandatorily effective on January 1, 2015, provided that, any difference in the calculation of dividends and profits distributed and paid from January 1, 2008 through December 31, 2013 using tax rules and accounting rules will not be taxable if early adoption is elected.

In May 2014, the MP 627, was passes as Law 12,973, with amendments in some of the original provisions, in relation to treatment of dividends, interest on equity and valuation of investments using the equity method. Differently from the provisions of the MP 627, Law 12,973 states that any difference in the calculation of on profits and dividends from January 1, 2008 through December 31, 2013 using tax rules and accounting rules will not be taxable.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

9.	Income tax and social contribution (Continued)

The Company analyzed the potential effects from the adopting Law 12,973 and concluded that these effects might be immaterial on the financial statements as of June 30, 2014 and December 31, 2013. The Company is still assessing whether it will opt for its early adoption.

10.	Loans and financing

	June 30, 2014	December 31, 2013
Loans	2,697,397	2,663,065
Debentures	458,419	371,630

	3,155,816	3,034,695
Non-current	2,205,318	2,250,889

Current	950,498	783,806

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Loans and financing (Continued)

10.1.	Loans

	Guarantees	Interest	Repayment method	Final maturity	June 30, 2014	December 31, 2013
In foreign currency—US$
Purchase of aircraft(i)	Chattel mortgage	LIBOR plus “spread” of 1.75% to 6.1%	Quarterly, semi-annual and monthly repayment	03/2025	837,036	916,507
Finance lease	Chattel mortgage	LIBOR 3M plus 1.25% to CDI plus 4.28%	Quarterly and monthly repayment	09/2022	231,206	266,288
FINIMP(iii)	Chattel mortgage	2.94% to 5.54%	Sole payment	10/2016	25,381	11,552
Working capital (ii)	Chattel mortgage	1.90% to 3.35%	Sole payment	03/2016	191,544	18,767
Others	Chattel mortgage	LIBOR plus “spread” of 7.25%	Quarterly and monthly repayment	11/2015	9,779	15,503
In local currency—R$
Working capital(ii)	Receivables of Azul and cash collateral	118% to 128% of CDI	Quarterly and monthly repayment	01/2019	509,147	616,833
FINEP(iv)	None	5.0%	Monthly repayment after grace period of 20 months	07/2021	73,634	69,871
Purchase of aircraft (FINEM, FINAME)(v)	Investments and chattel mortgage of aircraft	TJLP plus 2.92% to 3.42% and fixed 2.5 to 6.0%	Monthly repayment	12/2024	819,670	747,744

Total in R$					2,697,397	2,663,065
Current liabilities					749,478	665,238

Non-current liabilities					1,947,919	1,997,827

(*)	The balances of these items are presented with amounts adjusted by hedged risk of R$5,601 at June 30, 2014 (December 31, 2013—R$46,288) after applying fair value hedge accounting rules (Note 13).

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Loans and financing (Continued)

10.1.	Loans (Continued)

a)	Long-term loans, per year of maturity are as follows:

	June 30, 2014	December 31, 2013
2015	207,870	418,076
2016	431,426	324,579
2017	243,253	240,125
2018	220,336	208,262
After 2018	845,034	806,785

	1,947,919	1,997,827

b)	Description of the loans and financings in the period

(i)	Purchase of aircraft, engines and equipments: During the six months ended June 30, 2014, the Company entered into new loan agreements for a total amount of US$10,041 thousand for the purchase of engines. These loans bear an interest rate of LIBOR plus a spread of 2.5%.

(ii)	Working capital: During the six months ended June 30, 2014, the Company entered into new working capital financing agreements in the amount of US$87,689 thousand. Principal maturity dates range from 2015 to 2016, with interest payable semi-annual or monthly at fixed interest rate ranging from 1.9% to 3.5% p.y.

During the six months ended June 30, 2014, the Company entered into new working capital financing agreements in the amount of R$150,000. Principal and interest are payable at the maturity date, which is December 27, 2014. These agreements bear interest corresponding to 118% of CDI p.y.

(iii)	FINIMP: During the six months ended June 30, 2014, the Company entered into a new loan agreements for the acquisition of engines in the total amount of US$ 5,621 thousand. The loans mature in 2014 and 2015 and interest will be paid either on a monthly or quarterly basis, at a 2.94% p.y. Principal will be paid in a bullet payment.

(iv)	FINEP: During the period ended June 30, 2014, the Company has taken another credit line from FINEP, a Brazilian agency under the Ministry of Science and Technology. The amount used in the period was R$9,502 and it bears a fixed annual interest rate of 5%. The term is 100 months, with a 20 month grace period. The loan matures in 2021.

(v)	Purchase of aircraft: During the period ended June 30, 2014, the Company entered into a new credit line agreement of R$64,871 for the purchase of aircrafts, through FINAME PSI, a special credit line from BNDES (the Brazilian Development Bank). This credit line was fully used to finance the purchase of aircrafts. The loan term is 114 months, with maturity date in 2024 and monthly amortization payments. The majority of these borrowings have monthly repayments and an annual interest rate of 3.5%.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Loans and financing (Continued)

10.2.	Debentures

Fourth issue

In the Extraordinary Shareholders’ Meeting held on February 26, 2014, the Company approved the fourth public issue of unsecured common debentures.

On March 13, 2014, the Company completed the offering of 105 debentures single series, with a par value of R$1,000 in the total original amount of R$105,000. The final maturity is on June 28, 2017, and principal payments will be made in twenty-five monthly installments, the first maturing on June 29, 2015, and interest will be paid monthly starting on March 31, 2014.

The debentures bear an interest rate of to 127% of CDI p.y. At June 30, 2014, the effective interest rate was 13.7% per year.

10.3.	Finance leases

Future minimum lease payments under finance leases are as follows:

	June 30, 2014	December 31, 2013
2014	18,541	44,821
2015	36,057	37,805
2016	37,138	39,474
2017	32,791	34,545
2018	34,692	36,503
After 2018	105,589	103,775

Total minimum lease payments	264,808	296,923
Less total interest	(33,602)	(30,635)

Present value of minimum lease payments	231,206	266,288
Less short-term installment portion	15,915	40,196

Long-term installment portion	215,291	226,092

The Company leases certain aircraft. Lease agreements under which the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized on lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

11.	Provision for returns of aircraft and engines

The provision for returns of aircraft and engines is based on the estimated future costs to be incurred in order to meet the contractual conditions for the return of these assets held under operating leases.

R$
Balance at December 31, 2012	16,212

Provisions recognized	11,606
Utilized provisions	(4,869)

Balance at December 31, 2013	22,949

Provisions recognized	4,926
Utilized provisions	(2,169)

Balance at June 30, 2014	25,706

12.	Income (loss) per share

Earnings per share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the average number of shares outstanding during the period.

Diluted earnings per share are calculated by dividing the net income attributable to the equity holders of Azul adjusted for the effects of dilutive instrument exercise, by the average number of shares outstanding during the period, adjusted for the effect of all potentially-dilutive common shares.

The following table sets out the calculation of income (loss) per share in thousands, except for values per share:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Numerator
Net income (loss) for the period	19,920	(144,724)	(38,067)	(114,122)

Denominator
Weighted average number of common shares	464,482,529	464,482,529	464,482,529	464,482,529
Weighted average number of preferred shares	86,599,532	83,395,080	86,599,532	83,395,080
75 preferred shares(*)	75.0	75.0	75.0	75.0
Weighted average number of common equivalent Shares	92,792,632	89,588,180	92,792,632	89,588,180
Weighted average number of shares under options and private placement	3,801,933	—	—	—
Basic net income (loss) per common share	0.00	(0.01)	(0.01)	(0.01)
Diluted net income (loss) per common share	0.00	(0.01)	(0.01)	(0.01)
Basic net income (loss) per preferred share	0.21	(1.62)	(0.41)	(1.27)
Diluted net income (loss) per preferred share	0.21	(1.62)	(0.41)	(1.27)

(*)	Refers to a participation in the total equity value of Company, calculated as if all 464,482,529 common shares outstanding had been converted into 6,193,100 preferred shares at the conversion ratio of 75 common shares to 1.0 preferred share.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

12.	Income (loss) per share (Continued)

Due to the fact the Company generated a loss for the six months ended June 30, 2013 and 2014 there was no dilutive effect related to the share based compensation plan and private placement for the six months ended June 30, 2014 and 2013. However, for the three months ended in June 30, 2014, the Company reported an income, therefore, there was dilutive effect related to the share compensation.

13.	Financial instruments

The Company has the following financial instruments:

	Book value		Fair value
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Assets:
Cash and cash equivalents	242,936	546,283	242,936	546,283
Short-term investments	170,552	110,591	170,552	110,591
Trade and other receivables	479,330	431,625	479,330	431,625
Restricted investments(*)	204,849	157,483	204,849	157,483
Derivative financial instruments	22,135	3,926	22,135	3,926

Liabilities:
Loans and financing(*)(**)	3,155,816	3,034,695	2,849,341	2,827,185
Accounts payable	774,657	693,994	774,657	693,994
Other financial liabilities	253,576	239,411	252,592	239,411
Derivative financial instruments	85,463	106,461	85,463	106,461

(*)	Includes current and non-current.
(**)	Part of the balance of loans considers the adjusted value by hedged risk of R$5,601 (December 31, 2013—R$46,288) applying fair value hedge accounting rules.

The balance of cash and cash equivalents, short-term investments, trade and other receivables and accounts payable is similar to their respective book value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	June 30, 2014	December 31, 2013
Cash flow hedge
Interest rate swap contract	(33,395)	(35,023)
Fair value hedge
Interest rate swap contract	(5,601)	(46,288)
Derivatives not designated as hedge accounting
Forward foreign currency contract	(8,749)	3,926
Foreign currency and interest rate swap	(3,776)	(4,840)
Currency and interest rate swap	(11,807)	(20,310)

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Financial instruments (Continued)

Cash flow hedge

As of June 30, 2014 and December 31, 2013, the Company held swap contracts designated as cash flow hedges to a portion of the payments of operating leases and loans denominated in a foreign currency. The swap contracts are used to hedge the risk of variation in interest rates.

At June 30, 2014 and December 31, 2013 the positions were:

June 30, 2014	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	120,427	LIBOR	Fixed rate	23,779
Loans	119,060	LIBOR	Fixed rate	9,616

	239,487			33,395

December 31, 2013	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	122,518	LIBOR	Fixed rate	25,658
Loans	137,594	LIBOR	Fixed rate	9,365

	260,112			35,023

The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and lease commitments. There were no highly probable transactions for which hedge accounting was not applied and no significant element of hedge ineffectiveness that required recognition in the statement of operations. The changes in the fair value of cash flow hedge was recorded in accumulated other comprehensive loss against derivative financial instruments on current liabilities.

The net movement on cash flow hedges is detailed as follows:

	June 30, 2014	December 31, 2013
At the beginning of the period	(35,023)	(39,587)
Transactions settled during the period	(5,371)	(9,885)
Fair value adjustment	6,999	14,449

At the end of the period	(33,395)	(35,023)

Fair value hedge

As of June 30, 2014 the Company had fixed to floating interest rate swap contracts with a notional value of R$668.072 (December 31, 2013—R$496,027). These contracts entitle the Company to receive fixed interest rates and pay CDI floating interest.

The fair value of these contracts generated an unrealized loss of R$5,601 (December 31, 2013—R$46,288) which was recognized as liabilities against financial expenses. The impact on the statement of operations

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Financial instruments (Continued)

was offset by a positive adjustment on the debt hedged due to the application of fair value hedge accounting. There was no material ineffectiveness during the six months ended June 30, 2014.

Derivatives not designated as hedge accounting

The Company has net exposure to U.S. dollars, and therefore entered into currency forward contracts, options and foreign currency swaps. These currency forward contracts are not designated as cash flow hedges, fair value hedges, or net investment hedges, and are related to the currency exposure for a period of less than 12 months.

The Company entered into an agreement to borrow an amount of R$19,500 at an interest rate of CDI + 5% per year. Contemporaneously, the Company entered into a swap agreement to swap the CDI + 5% per year to 7.2% fixed per year in US dollars. This transaction was designated as a fair value hedge. As of June 30, 2014 the balance of this instrument was R$967 (December 31, 2013—R$697).

As of June 30, 2014, the Company had US$285,000 thousand (December 31, 2013—US$85,000 thousand) of notional value in foreign currency options, with rates varying from R$2.2226 to R$2.4439 per US$1.00.The fair value of these contracts generated an unrealized loss of R$8,749 (December 31, 2013— gain of R$3,926), which is recorded as derivative financial instruments income against current liabilities.

As of June 30, 2014, the Company had swap operations with a notional value of R$11,571, the objective of which was to convert short-term investments in foreign currency for one remunerable by a percentage of CDI. At June 30, 2014, the fair value of this swap generated an unrealized loss of R$3,776 (December 31, 2013—R$4,840).

Financial liabilities at fair value through profit or loss

On December, 23, 2013 the Company concluded a private placement of preferred shares class B, resulting in the issuance of short-term debt in the amount of R$239,411 with mandatory conversion into equity in the event of an IPO. As of June 30, 2014 the balance of this loan was R$253,576.

The fair value of this financial instrument is recorded in “Other Financial Liabilities” and was designated as financial liabilities at fair value through profit or loss. If the IPO is not completed within three years of the closing of the private placement, the Company will repay the debt at an amount equivalent to the principal amount plus 72.5%.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Financial instruments (Continued)

Measurement of the fair value of financial instruments

The Company applies the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Assets assessed at fair value	June 30, 2014	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Short term investments(a)	251.856	251.856	—	—
Interest rate swap contract—fair value option(b)	21,168	—	21,168	—
Currency and interest rate swap	967	—	967	—

Liabilities assessed at fair value	June 30, 2014	Level 1	Level 2	Level 3

Financial liabilities at fair value through profit or loss
Interest rate swap contract—cash flow hedge	(33,395)	—	(33,395)	—
Interest rate swap contract—fair value option(b)	(26,769)	—	(26,769)	—
Forward foreign currency contract	(8,749)	—	(8,749)	—
Foreign currency and interest rate swap	(3,776)	—	(3,776)	—
Currency and interest rate swap	(12,774)	—	(12,774)	—

Assets assessed at fair value	December 31, 2013	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Short term investments(a)	199,833	199,833	—	—
Forward foreign currency contract	3,926	—	3,926	—

Liabilities assessed at fair value	December 31, 2013	Level 1	Level 2	Level 3

Financial liabilities at fair value through profit or loss
Interest rate swap contract—cash flow hedge	(35,023)	—	(35,023)	—
Interest rate swap contract—fair value option(b)	(46,288)	—	(46,288)	—
Foreign currency and interest rate swap	(4,840)	—	(4,840)	—
Currency and interest rate swap	(20,310)	—	(20,310)	—

(a)	Includes short-term investments and restricted investments.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Financial instruments (Continued)

(b)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.

14.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from their operations. The Company executes transactions using derivative contracts (currency forward, options, and swaps).

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company´s policy not to participate in any trading of derivatives for speculative purposes.

a)	Market risk

Market risk is the risk of fluctuation in price of the Company’s assets and liabilities, and the main risk is related to interest rate and foreign exchange rate exposure. Financial instruments exposed to market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and derivative financial instruments.

Sensitivity analyses were prepared based on the net debt value, the index of fixed interest rates in relation to variable interest rates of debt and derivatives and the proportion of financial instruments in foreign currency are all constant values existing as of June 30, 2014.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of rates levied on its loans, financing and debentures as well as on its operating leases. To mitigate this risk, the Company has used derivatives aimed at minimizing any negative impact of variations in interest rates applied to its loans, financing, debentures and leases.

Sensitivity to interest rates

The table below shows the sensitivity to a possible change in interest rates, keeping all other variables constant in the Company’s income before taxes is affected by the impact of the loans payable subject to variable rates.

For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 3.08% p.a.

•	CDI based debt: weighted average interest rate of 12.08% p.a.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Financial risk management objectives and policies (Continued)

•	TJLP based debt: weighted average interest rate of 8.56% p.a.

We projected the impact on profit and loss and equity for the six months ended June 30, 2014 resulting from a variation of 25% and 50% on the weighted average rates, as shown below:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Interest expense	285,915	171,549	343,098	114,366

a.2)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in exchange rates. The exposure to the Company to changes in exchange rates relates primarily to loans and financing indexed to the U.S. dollar, net of investments in the U.S. dollar.

The Company manages its foreign exchange risk by using derivative financial instruments seeking coverage of its net cash flow, projected for the maximum period of 6 months.

The Company continually monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize risks related to its exposure. At June 30, 2014 and December 31, 2013, the Company has hedges for 100% and 60%, respectively, against the exposure of its net position in foreign currency.

The Company’s foreign exchange exposure is shown below:

	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents and short-term investments	53,217	62,727
Security deposits and maintenance reserves	575,708	487,892
Other assets	63,127	52,290

Total assets	692,052	602,909

Liabilities
Accounts payable	(45,424)	(59,435)
Loans and financing	(1,294,946)	(1,228,617)

Total liabilities	(1,340,370)	(1,288,052)

Derivatives (NDF)—notional	627,713	199,121

Net exposure	(20,605)	(486,022)

Future minimum lease payments

	June 30, 2014	December 31, 2013
Future minimum lease payments under operating leases	4,830,426	4,920,355

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Financial risk management objectives and policies (Continued)

Sensitivity to exchange rates

At June 30, 2014, the Company estimated the closing exchange rate of R$2.2025/US$. Based on the projected cash flows for 2014, which includes the effects of the derivatives contract to protect the effects of the exchange rate variation, the Company resulted in foreign exchange gain. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

	25% p.a. R$2.7531/US$	-25% p.a. R$1.6519/US$	50% p.a. R$3.3038/US$	-50% p.a. R$1.1013/US$
Effect on exchange rate variation	(14,518)	4,414	(23,983)	13,879

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. In the six months ended June 30, 2014, fuel consumption accounted for 35.8% (June 30, 2013—37.3%) of the total operating costs of the Company. The Company manages its risks related to volatility in fuel prices in through fixed-price contracts directly with a supplier.

The Company had an exclusive aircraft fuel supply contract with a supplier, which defines the conditions of price and payment, consumption level, including other commercial conditions. According to the assessment made by management, the contract is normal and customary and therefore, contains no embedded derivative instruments.

Fuel price sensitivity

The table below sets out sensitivity for changes in aircraft fuel prices, for the six months ended June 30, 2014, maintaining all other variables constant in the Company’s results.

The analysis utilizes an average price per liter of aircraft fuel and projects the impact on the Company’s income, stemming from a variation of 25% and 50% in the aircraft fuel price, as follows:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Cost of QAV	159,046	(159,046)	318,092	(318,092)

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivable” is comprised of amounts payable by the major credit card companies and also trade receivables from travel agencies, and sales payable in installments. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

The financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Financial risk management objectives and policies (Continued)

In relation to short-term investments and other investments, the policy of the Company is to work with prime institutions.

c)	Liquidity risk

Liquidity risk is the risk of the Company not having sufficient net funds to meet its financial commitments as a result of a mismatch of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, assumptions of future receipts and disbursements are set that are monitored daily by the Company’s treasury department.

The Company applies its funds in highly convertible securities and usually the weighted average term of its debt does not exceed the average weighted term of the investment portfolio.

The Company uses derivative financial instruments with prime banks for the management of its cash.

Capital management

The Company’s assets may be financed through equity or third-party capital. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

The use of third-party capital is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. It is important to stress that as a capital-intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector to report a high degree of leverage.

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels. Management includes in the net debt the loans and debentures less cash and cash equivalents, restricted cash, short-term investments and restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans, debentures and operating leases net of cash and cash equivalents, restricted cash, short-term investments and restricted investments. Capital is defined as equity and net indebtedness.

The Company is not subject to any minimum capital requirements. The Company defines total capital as total net equity and net debt as detailed below:

	June 30, 2014	December 31, 2013
Equity	440,398	476,313

Cash and cash equivalents	(242,936)	(546,283)
Short-term investments	(170,552)	(110,591)
Restricted financial investments	(204,849)	(157,483)
Loans and financing	3,155,816	3,034,695

Net debt	2,537,479	2,220,338

Total capital	2,977,877	2,696,651

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Commitments

a)	Operating leases

The Company has obligations arising from entering into operating lease agreements for aircraft and engines, totaling 85 aircraft at June 30, 2014 (December 31, 2013—80) and 15 engines (December 31, 2013—14). The obligations related to the operating leases are not reflected in the statement of financial position. The lease terms range from 60 to 144 months for Embraer and ATR. These contracts are adjusted based on variations in the exchange rate of U.S. dollar. For these contracts, letters of credit or cash deposits were offered as guarantees.

The future minimum payments of non-cancellable operating leases, are presented below:

	June 30, 2014	December 31, 2013
Up to one year	578,911	579,247
From one to five years	2,163,247	2,137,842
More than five years	2,088,268	2,203,266

	4,830,426	4,920,355

For the six months ended June 30, 2014 aircraft rental costs amounted to R$265,912 (June 30, 2013—R$218,295). The total amount paid during the six months ended June 30, 2014 is R$289,352 (June 30, 2013—R$221,789).

Operating leases require that the Company make periodic lease payments that do not include aircraft purchase options at the end of the agreement and are charged to the statement of operations on a straight-line basis over the period of the lease term. The payments are denominated in U.S. dollars and are generally subject to interest at LIBOR rate.

The operating leases have no covenants restrictions.

b)	Commitments for future acquisition of aircraft

The Company has contracts for the acquisition of 16 aircraft (December 31, 2013—30), where the following future payments will be made:

	June 30, 2014	December 31, 2013
Up to one year	286,925	723,067
More than one year up to five years	665,404	1,190,906

	952,329	1,913,973

At June 30, 2014, the Company has options for the acquisition of 23 aircraft (December 31, 2013—43 options).

16.	Share-based option plan

The Special Shareholders’ Meeting held on December 11, 2009 approved the Company’s stock option plan. In accordance with the plan, the Remuneration Committee approved, on the same date, the first share-based option plan authorizing the issuance of 2,859,200 options of preferred class B shares for officers, executives, and key employees. The plan has a term of 10 years, and no option may be granted after this period. The fair value of options to purchase shares was estimated on the date of grant using the option pricing model Black-Scholes.

For all plans, directors, officers and key employees of the Company were selected by the Compensation Committee in accordance with the eligibility criteria. The plan has a life of 48 months which starts on the grant date. Options granted vest ratably on a monthly basis over the 48 month period.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

16.	Share-based option plan (Continued)

For the first and third programs once vested, options under these programs may only be exercised following either: (i) the sale of Company or (ii) the pricing of an Initial Public Offering.

For the second program once vested, options under this program may only be exercised following either: (i) annually, (ii) the sale of Company or (iii) the pricing of an Initial Public Offering.

On March 24, 2011, the Remuneration Committee approved the second share-based option plan, authorizing the issuance of 824,000 options of preferred shares class B. The option exercise price of this second grant was defined based on an evaluation made by the Company, using a discounted cash flow method.

Due to the granting of the additional options arising from the second program, the Special Shareholders’ Meeting held on April 27, 2011 approved an amendment to the Company’s charter authorizing a capital increase up to 3,683,200 preferred shares class B and also approved a change of the total number of shares to be limited to 3,683,200 preferred class B shares.

Subsequently, in the meeting held on April 5, 2011, the Remuneration Committee approved the amendment of the first program period and created the third share-based option plan, which authorizes the issuance of stock options of 342,800 preferred class B shares remaining from the first program. The exercise price per share for the options granted in the third program is R$12.88.

The assumptions used in valuing the options are listed below:

	1st program	2nd program	3rd program
Total options granted	2,516,400	778,000	328,000
Total options vested	2,468,045	535,993	206,765
Option exercise price	R$6.83	R$12.88	R$12.88
Option fair value as of grant date	R$3.85	R$8.32	R$8.32
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Duration of the option (in years)	10	10	10
Average term (in years)	7	7	7

Share options at June 30, 2014 are stated as follows:

	Share options	Weighted average price for the year
Balance at December 31, 2012	3,614,400	R$	9.24
Granted	8,000	R$	12.88

Balance at December 31, 2013	3,622,400	R$	9.27
Granted	8,000	R$	12.88

Balance at June 30, 2014	3,630,400	R$	9.30

The estimated volatilities were calculated based on historical volatility of airline shares listed on the Brazilian stock exchanges.

The Special Shareholders’ Meeting held on June 25, 2014 approved the adoption of four share-based option plan to be limited to 3,738,364 preferred class A shares and the first Restricted Stock Units plan to be limited to 934,591 preferred class A shares. As of June 30, 2014, there was no issuance of new shares.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Provision for tax, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s legal counsel’s opinion, Management believes that the provisions for risks are sufficient to cover probable losses. When required, such reserves are guaranteed by judicial escrow deposits. These provisions are as follows:

	June 30, 2014	December 31, 2013
Taxes	22,759	22,319
Civil	49,819	45,233
Labor	7,699	6,863

	80,277	74,415

Changes in these provisions are as follows:

	Taxes	Civil	Labor	Total
At December 31, 2012	7,805	29,148	7,013	43,966

Provisions recognized	14,514	39,707	5,504	59,725
Utilized provisions	—	(23,622)	(5,654)	(29,276)

At December 31, 2013	22,319	45,233	6,863	74,415

Provisions recognized	440	6,721	1,643	8,804
Utilized provisions	—	(2,135)	(807)	(2,942)

At June 30, 2014	22,759	49,819	7,699	80,277

The Company’s management, together with its legal counsels, analyzes the proceedings on a case-by-case basis and records the amount of the provision for labor, civil and tax risks based on the probability of a future cash disbursement for the related proceedings.

a)	Taxes proceedings: Among other tax proceedings the Company is arguing in court the non-levy of tax on goods and services (“ICMS”) related to the importation of aircraft, engines, and flight simulators under leases without option to purchase. These lease agreements involve lessors domiciled abroad. In the opinion of the Company’s management, the agreements expressly obligate the Company to the return of the property to the lessor, therefore, are not subjected to taxation.

The estimated aggregate value of pending judicial disputes related to non-levy of ICMS on imports above-mentioned is R$109,386 at June 30, 2014 (December 31, 2013—R$109,149) not including penalty charges. The Company believes, based on the assessment made by its legal advisors, that the chance of loss is remote, and therefore, no corresponding provision was recorded.

The Company also presents tax claims related to the discussion of non-levy of PIS/COFINS.

As of June 30, 2014, the Company does not have tax cases with possible risk of losses.

b)	Civil lawsuits: The Company is part of various types of civil lawsuits, related to compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, and others.

The total amount assessed as for the possible risk of losses is R$5,808 at June 30, 2014 (December 31, 2013—R$5,972), for which no provision was recorded. None of the lawsuits are individually material.

Azul S.A.

Notes to the interim condensed consolidated financial statements (Continued)

June 30, 2014

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Provision for tax, civil and labor risks (Continued)

c)	Labor lawsuits: The Company is part of various types of labor lawsuits, related to overtime, additional health related payments and safety related payments and others.

The total amount assessed as for the possible risk of losses is R$8,222 at June 30, 2014 (December 31, 2013—R$7,384), for which no provision was recorded. None of the lawsuits are individually material.

d)	Administrative proceedings: On April 2, 2012 the Company filed a declaratory action with no request for injunctive relief in order to suspend the payment of claims relating to air navigation fees. The Company recorded a provision for unpaid amounts, of R$282,535 as of June 30, 2014 (December 31, 2013—R$175,162), recorded in accounts payable. The related expenses were recorded as “Other operating expenses” in the statement of operations.

Although the result of these actions and proceedings cannot be predicted, in the opinion of management supported by its legal advisors, final judgment will not have a material adverse effect on the operating results.

e)	Business combination: In accordance with IFRS 3, in a business combination, the acquirer shall recognize at the acquisition date a contingent liability assumed if it is a present obligation that arises from past events and its fair value can be measured reliably. The Company identified during the acquisition of TRIP a contingent liability related to civil claims in the amount of R$2,542 (December 31, 2013—R$2,306), labor claims amounting to R$30 (December 31, 2013—R$324) and taxes amounting R$6,705 (December 31, 2013—R$6,632) for which the likelihood of loss was determined as possible, recognizing them as a liability assumed for purposes of business combination.

18.	Subsequent events

On July 10, 2014, was constituted a special purpose entity, Azul Finance LLC (“Azul Finance”), headquartered in the state of Delaware, United States of America, which was incorporated for the purpose of acquiring aircraft outside of Brazil and lease them to ALAB.

On July 25, 2014 the Company announced that it has signed a letter of intention providing for 50 requests—of which 30 are firm—of the new generation jets Embraer E195-E2, with delivery estimate scheduled from 2020.

Azul S.A.

Consolidated Financial statements

December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Azul S.A.

We have audited the accompanying consolidated statements of financial position of Azul S.A. as of December 31, 2013, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform and audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial statement position of Azul S.A. at December 31, 2013, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

ERNST & YOUNG

Auditores Independentes S.S.

Julio Braga Pinto

Partner

São Paulo, Brazil

September 9, 2014

Azul S.A.

Consolidated statements of financial position

as of December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais)

	December 31,
	2013	2012	2011
Assets
Current assets
Cash and cash equivalents (Note 6)	546,283	271,116	131,664
Restricted cash (Note 7)	—	84,288	—
Short-term investments (Note 8)	110,591	10,672	9,631
Restricted investments (Note 9)	89,242	85,777	31,034
Trade and other receivables (Note 10)	431,625	406,697	260,243
Inventories (Note 11)	84,971	66,954	18,968
Taxes recoverable	3,117	24,127	11,741
Derivative financial instruments (Note 23)	3,926	1,029	9,164
Prepaid expenses (Note 12)	53,022	34,587	22,013
Other current assets	21,629	26,736	958

Total current assets	1,344,406	1,011,983	495,416

Non-current assets
Restricted investments (Note 9)	68,241	15,543	19,376
Security deposits and maintenance reserves (Note 14)	501,331	275,573	88,216
Prepaid expenses (Note 12)	44,903	29,586	19,162
Other non-current assets	136,733	76,214	2,815
Property and equipment (Note 15)	2,633,840	2,478,049	1,322,057
Intangible assets (Note 16)	883,330	864,837	16,961

Total non-current assets	4,268,378	3,739,802	1,468,587

Total assets	5,612,784	4,751,785	1,964,003

Liabilities and equity
Current liabilities
Loans and financing (Note 18)	783,806	660,268	165,706
Loans and financing—reclassified as current due to default (Note 18)	—	87,162	—
Accounts payable	693,994	464,277	197,411
Air traffic liability (Note 19)	611,741	391,126	136,568
Salaries, wages and benefits	157,358	124,308	48,659
Insurance premiums payable	24,430	22,201	14,507
Taxes payable	94,142	90,281	13,530
Derivative financial instruments (Note 23)	26,789	13,093	6,855
Other financial liabilities (Note 23)	239,411	116,248	—

Total current liabilities	2,631,671	1,968,964	583,236

Non-current liabilities
Loans and financing (Note 18)	2,250,889	2,241,745	1,273,875
Derivative financial instruments (Note 23)	79,672	47,027	45,148
Deferred income taxes (Note 17)	76,875	82,840	—
Provision for tax, civil and labor risk (Note 29)	74,415	43,966	2,762
Provision for return of aircrafts and engines (Note 20)	22,949	16,212	600

Total non-current liabilities	2,504,800	2,431,790	1,322,385

Equity
Issued capital (Note 21)	473,969	473,968	400,708
Capital reserve	514,903	414,897	9,869
Accumulated other comprehensive loss (Note 21)	(35,023)	(39,587)	(24,790)
Accumulated losses	(477,536)	(498,247)	(327,405)

	476,313	351,031	58,382

Total liabilities and equity	5,612,784	4,751,785	1,964,003

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of operations

Year ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except loss per share)

	Year ended December 31,
	2013	2012	2011
Operating revenue (Note 25)
Passenger revenue	4,667,542	2,454,651	1,558,256
Other revenue	566,613	262,704	162,971

Total revenue	5,234,155	2,717,355	1,721,227
Operating expenses
Aircraft fuel	(1,779,300)	(1,073,261)	(684,442)
Salaries, wages and benefits	(803,331)	(510,435)	(345,511)
Aircraft and other rent	(532,498)	(229,393)	(109,069)
Landing fees	(285,709)	(156,468)	(78,016)
Traffic and customer servicing	(206,459)	(130,076)	(96,054)
Sales and marketing	(207,759)	(131,708)	(93,498)
Maintenance materials and repairs	(331,725)	(126,817)	(60,915)
Depreciation and amortization	(200,067)	(106,013)	(87,541)
Other operating expenses	(419,065)	(244,543)	(141,085)

	(4,765,913)	(2,708,714)	(1,696,131)
Operating income	468,242	8,641	25,096

Financial result (Note 26)
Financial income	61,692	9,715	13,360
Financial expense	(316,462)	(162,675)	(114,373)
Derivative financial instruments, net	(12,027)	10,009	3,402
Foreign currency exchange, net	(105,262)	(37,659)	(32,936)

Net income (loss) before income tax and social contribution	96,183	(171,969)	(105,451)

Income tax and social contribution (Note 17)	(81,437)	—	—
Deferred income tax and social contribution (Note 17)	5,965	1,127	—

Net income (loss) for the year	20,711	(170,842)	(105,451)

Basic and diluted income (loss) per common share—R$ (Note 22)	0.01	(0.03)	(0.02)

Basic and diluted income (loss) per preferred share—R$ (Note 22)	0.23	(2.53)	(1.61)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of comprehensive income/(loss)

Year ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais)

	Year ended December 31,
	2013	2012	2011
Net income (loss) for the year	20,711	(170,842)	(105,451)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges	4,564	(14,797)	(20,535)

Total comprehensive income (loss) for the year	25,275	(185,639)	(125,986)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of changes in equity

Year ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Accumulated other comprehensive loss (cash flow hedge reserve)	Accumulated losses	Total
December 31, 2010	400,708	5,365	(4,255)	(221,954)	179,864
Share-based payment	—	4,504	—	—	4,504
Total comprehensive loss	—	—	(20,535)	(105,451)	(125,986)
December 31, 2011	400,708	9,869	(24,790)	(327,405)	58,382
Shares issued on acquisition of TRIP—(note 21)	73,260	401,266	—	—	474,526
Share-based payment	—	3,762	—	—	3,762
Total comprehensive loss	—	—	(14,797)	(170,842)	(185,639)

December 31, 2012	473,968	414,897	(39,587)	(498,247)	351,031
Capital increase with the subscription warrants issued (note 21)	1	98,364	—	—	98,365
Share-based payment	—	1,642	—	—	1,642
Total comprehensive income	—	—	4,564	20,711	25,275

December 31, 2013	473,969	514,903	(35,023)	(477,536)	476,313

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of cash flows

Year ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais)

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net income (loss) for the year	20,711	(170,842)	(105,451)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization (note 15 and 16)	200,067	106,013	87,541
Write-off of fixed assets and intangibles (note 15 and 16)	27,917	9,169
Results from derivative financial instruments	10,567	9,644	(7,343)
Share-based payment expenses	1,642	3,762	4,504
Interest and foreign exchange fluctuations on assets and liabilities	337,198	148,606	130,185
Allowance for doubtful accounts, net (note 10)	(19)	(572)	902
Provision for tax, civil and labor risks (note 29)	30,449	4,714	2,295
Provision for obsolescence (note 11)	10,016	2,966	1,696
Provision for return of aircrafts and engines (note 20)	6,737	7,059	600
Fair value adjustments of warrants	(17,884)	—	—
Changes in operating assets and liabilities
Trade and other receivables	(19,098)	(31,092)	(193,770)
Inventories	(28,033)	(8,575)	(10,486)
Security deposits and maintenance reserves	(171,919)	(86,621)	(26,274)
Prepaid expenses	(33,752)	(22,998)	(31,151)
Recoverable taxes	21,010	(7,670)	(4,392)
Other assets	(55,412)	(7,919)	(686)
Accounts payable	229,717	(82,298)	100,239
Salaries, wages and employee benefits	33,050	16,900	24,374
Insurance premiums payable	2,229	4,569	13,211
Taxes payable	3,864	9,612	2,822
Air traffic liability	220,615	193,787	41,667
Deferred income tax and social contribution	(5,965)	(1,127)	—
Other accounts payable	—	—	(2,653)
Interest paid	(208,448)	(115,051)	(86,407)

Net cash provided by (used in) operating activities	615,259	(17,964)	(58,577)

Cash flows from investing activities
Short-term investment
Purchase of Investment	(98,889)	—	—
Redemption of investment	495	—	2,166
Restricted investments	(56,163)	(18,401)	(9,072)
Restricted cash	84,288	(28,403)	—
Acquisition of subsidiary , net of cash acquired	—	104,288	—
Capital expenditures (note 15 and 16)	(402,268)	(449,449)	(503,082)

Net cash used in investing activities	(472,537)	(391,965)	(509,988)

Cash flows from financing activities
Debentures
Proceeds	300,000	98,340	297,043
Repayment	(330,169)	—	—
Loans
Proceeds	537,870	637,596	496,029
Repayment	(533,915)	(186,555)	(304,657)
Other financial liabilities—issuance of preferred shares (note 21)	164,470	—	—
Sales and leaseback	(5,811)	—	114,905

Net cash provided by financing activities	132,445	549,381	603,320

Increase in cash and cash equivalents	275,167	139,452	34,755
Cash and cash equivalents at the beginning of the year	271,116	131,664	96,909
Cash and cash equivalents at the end of the year	546,283	271,116	131,664

Supplementary information on cash flows:
Non cash investing activities
Total consideration for acquisition of TRIP through issuance of shares	—	590,774	—

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to consolidated financial statements

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

Azul S.A (the “Company”) is a corporation headquartered in Av. Marcos Penteado de Ulhôa Rodrigues, 939, in the city of Barueri, in the state of São Paulo, Brazil. The Company was incorporated on January 3, 2008 and is a holding company for providers of airline passenger and cargo services. Details of subsidiaries are shown below:

(a)	Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), a 100% owned subsidiary incorporated on January 3, 2008, has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008.

(b)	On February 28, 2008, the Company acquired 100% of the equity in a special purpose entity, Canela Investments LLC (“Canela”), headquartered in the state of Delaware, United States of America, which was incorporated to acquire aircraft outside Brazil and leasing them to ALAB.

(c)	On May 25, 2012, the shareholders of TRIP Linhas Aéreas S.A. (“TRIP”) and the Company signed an agreement for the acquisition of 100% of the share capital of TRIP by Company. TRIP is a company that operates passenger and cargo air transportation in Brazil and was founded on February 18, 1997.

On November 22, 2012, the Brazilian National Civil Aviation Agency (“ANAC”) approved the acquisition of TRIP by the Company, which became the 100% shareholder of TRIP. At November 30, 2012, the Company took control of TRIP (Note 5).

The Council of the Administrative Council Economic Defense (“CADE”) approved the acquisition on March 6, 2013, however, this approval requirement was perfunctory for the purposes of assessing control given that pre-approval by the CADE Council and approval by ANAC had already occurred.

On October 21, 2013, the ANAC approved the merger of the operation of TRIP into ALAB.

2.	Basis of presentation of financial statements

The financial statements were approved in the executive board meeting held on September 9, 2014.

The consolidated financial statements were prepared in Brazilian Reais, which is the functional currency of the Company. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company has adopted all standards and interpretations issued by the IASB and the IFRS Interpretations Committee that were in effect on December 31, 2013. The financial statements were prepared using the historical cost basis, except for valuation of certain financial instruments which are measured at fair value.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies

3.1.	Basis for consolidation

The consolidated financial statements are comprised of the individual financial statements of the entities as presented below:

	Interest
	Base date of the consolidated financial statements
ALAB	December 31, 2013, 2012 and 2011	100%
Canela	December 31, 2013, 2012 and 2011	100%
TRIP	December 31, 2013 and 2012(*)	100%

(*)	TRIP is consolidated from November 30, 2012, the date in which the Company obtained control.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2013. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the income and expenses of a subsidiary acquired, during the year are included in the statement of comprehensive income (loss) from the date the Company gains control, and ceases on the date the Company loses control of the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests result have a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

3.2.	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short term cash commitments and not for investments or other purposes. The Company considers as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company considers as cash equivalents, instruments with original maturities of than three months.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3.	Financial instruments—initial recognition and subsequent measurement

i)	Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale, or derivatives classified as effective hedge instruments, as applicable. The Company determines the classification of its financial assets upon initial recognition when it becomes party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

The financial assets of the Company include cash and cash equivalent, short-term investments, restricted investments, loans and trade and other receivables, as well as derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of short term sale. This category includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by IAS 39, short term investments and restricted investments.

Financial assets at fair value through profit or loss are presented on the balance sheet at fair value, with corresponding gains or losses recognized in the statements of operations.

The Company classifies financial assets at fair value through profit or loss, because they intend to trade them in the short term. When the Company is unable to trade these financial assets due to inactive markets, and management’s intention of selling them in the near future undergoes significant changes, the Company may choose to reclassify them. Reclassification to loans and receivables, available for sale or held to maturity depends on the nature of the asset. Financial assets designated at fair value through profit or loss using the fair value option at the moment of presentation cannot be reclassified after initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed in an active market. After initial measurement, these financial assets are recorded at

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3.	Financial instruments—initial recognition and subsequent measurement (Continued)

amortized cost using the effective interest method, less impairment losses. The amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. The amortization of the effective interest method is recorded as financial income in the statements of operations. Impairment losses are recognized as financial expenses in the statements of operations.

Derecognition

Financial assets, or where appropriate, part of a financial asset or part of a group of similar financial assets, are written-off when:

•	The rights to receive cash flows from the assets have expired;

•

The Company has transferred their rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or retained substantially all the risks and benefits related to the assets, but has transferred control of the assets.

When the Company has transferred their rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company.

In this situation, the Company also recognizes an associated liability. The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

ii)	Impairment of financial assets

At every balance sheet date, the Company assesses if there is any objective evidence of impairment of financial assets or groups of financial assets.

A financial asset or group of financial assets is considered impaired, if there is objective evidence of a lack of recoverability as the result of one or more events that occurred after initial recognition (“loss event”) and when this event has an impact on future estimated cash flows of a financial asset that can be reasonably estimated.

Evidence of impairment loss may include an indication that counterparties are experiencing significant financial difficulty, late payments, defaults, bankruptcy or a likelihood that these entities will file for bankruptcy or other types of financial reorganization.

Financial assets at amortized cost

In relation to financial assets shown at amortized cost, the Company initially assesses if there is clear evidence of impairment loss for each financial asset that is individually significant, or groups of financial assets that are not individually significant but remain significant as a whole. If the

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3.	Financial instruments—initial recognition and subsequent measurement (Continued)

Company concludes that there is no evidence of any impairment loss on an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed in relation to impairment losses. Assets that are individually assessed for impairment losses and for which an impairment loss continues to be recognized are not included in any collective assessment of impairment losses.

When there is clear evidence of an incurred impairment loss, the amount is measured as the difference between the book value of the assets and present value of estimated future cash flows (excluding future expected credit losses not yet incurred). The present value of estimated future cash flows is discounted by the original effective interest rate for financial assets. When a loan has a floating interest rate, the discount rate for measuring any impairment loss is current effective interest rate.

The book value of the assets is reduced through a provision and the loss is recognized in the statements of operations. Interest income continues to be calculated on the reduced book value based on the original effective interest rate for the asset. The loans, together with the corresponding allowances are written-off when there is no realistic prospect of their future recovery and all collateral has been realized or transferred to the Company. If in a subsequent year, the impairment loss amount increases or decreases due to an event after the recognition of impairment loss, the loss that was previously recognized is increased or reduced by adjusting the provision. Any future recovery of the written-off amount is recognized in the statements of operations.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowing, or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are initially recognized at fair value less, in the case of loans, financing, and debentures, directly related transaction costs.

Financial liabilities of the Company include accounts payable and other accounts payable, loans and financing, debentures, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.3.	Financial instruments—initial recognition and subsequent measurement (Continued)

Financial liabilities are classified as held for trading if they are acquired for the purpose of short term settlement. This category includes derivative financial instruments contracted by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Gains and losses in liabilities held for trading are recognized in the statements of operations.

Loans and borrowings (including debentures)

After initial recognition, loans, financing and debentures subject to interest are subsequently measured at amortized cost, using the effective interest rate recognized in the statements of operations

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled, or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of operations.

iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount represented in the consolidated financial position if, and only if, there is a currently enforceable, legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liability simultaneously.

v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the balance sheet date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 23.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.4.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments relating to currency forward contracts options, commodities (WTI) forward contracts, and interest rate swaps to hedge against both foreign exchange rate risk and interest rate risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative is contracted and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative. Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements are not treated as, containing derivative financial instruments.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the statements of operations for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive income (loss). These gains or losses are then recorded in the statements of operations at the time settlement of the hedged item affects profit and loss.

The following classifications are used for hedge accounting purposes:

•	Fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

•

Cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

•	Hedge of net investment in a foreign operation.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the statements of operations. The gain or loss from the hedged item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the statements of operations.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.4.	Derivative financial instruments and hedge accounting (Continued)

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of operations.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of operations. The accumulated balance in the balance sheet resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 23).

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive loss while any ineffective portion of the hedge is recognized immediately in financial income (expenses).

The amounts recorded in other comprehensive income (loss) are transferred to the statement of operations when the hedged transaction affects, profit or loss for example when the financial income or expense being hedged is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive income are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive income are transferred to the statement of operations. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive income remains deferred in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses swap contracts to hedge against its exposure to any increase risk in interest rates related to its operating lease transactions.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•

When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.4.	Derivative financial instruments and hedge accounting (Continued)

•	Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•

Derivative instruments that are designated as and are effective hedge instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

3.5.	Inventories

Inventories consist of aircraft maintenance parts and uniforms. Inventories are valued at cost or net realizable value, whichever is lower, net of any provision for obsolescence.

3.6.	Taxes

Income tax and social contribution

Current tax assets and liabilities are measured at expected amount recoverable from or payable. Tax rates and tax laws used to calculate the amounts are those in force or substantially in force at the balance sheet dates in the countries where the Company operates and generates taxable profit.

Current income tax and social contribution relating to equity items are recognized directly in net equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and records provisions if appropriate.

Deferred taxes

Deferred taxes are recorded based on temporary differences at the balance sheet date between the tax basis of assets and liabilities and their book values.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit or taxable profit or loss on the transaction date;

Deferred taxes

•

On the temporary taxes differences related to investments in subsidiaries, where the period of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization, except:

•

When the deferred tax assets related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.6.	Taxes (Continued)

•

On deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each balance sheet date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred taxes assets will be used. Unrecognized deferred tax assets are reassessed on each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow that the deferred tax assets be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on each balance sheet date. The rates of these taxes currently set for determining such deferred taxes, are 25% for income tax and 9% for social contribution.

Deferred taxes relating to items recognized directly in other comprehensive loss or net equity are also recognized in other comprehensive loss or net equity and not in the statement of operations.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority.

Sales taxes

Revenue, expenses and assets are recognized net of sales taxes and VAT, except:

•

When sales taxes levied on the purchase of goods or services are not recoverable with the tax authorities, in which case the sales tax is recognized as part of acquisition cost of assets or expense item as applicable; and

•	Receivables and payables are presented including the sales tax amount.

The net balance of sales taxes, recoverable or payable, is included as part of receivables or payables on the statement of financial position.

The revenue from sales of goods and services are subject to the following taxes and contributions:

•	State value added tax on goods and services—ICMS—levied on air cargo operations, at rates ranging from 4% to 19%.

•	Federal Contribution for Social Security Financing (COFINS) levied on passenger transport at the rate of 3% and at 7.6% on remaining revenues.

•	Federal Social Integration Program (PIS): levied on passenger transport at the rate of 0.65%, and at 1.65% on remaining revenues.

•	Social Security Contribution (INSS): On January 1, 2013, the Federal Government through the “MP 540/12”, converted into law n. 12.546/11 determined that the INSS contribution must be

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.6.	Taxes (Continued)

calculated over month revenues, at rate of 1%. Until December 31, 2012 this contribution was calculated based on payroll disbursements. Accordingly, since January 1, 2013, the Company is presenting the INSS charge as a reduction of the gross revenue.

These are recorded as deductions from passenger and cargo transport and other revenues in the statements of operations.

3.7.	Foreign currency transactions

The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency.

Transactions in foreign currencies are initially translated into the functional currency using the exchange rates prevailing at the date of the transaction.

The assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date.

Non-monetary items denominated in foreign currency at historical cost basis are translated into the functional currency using the effective exchange rate on the dates of original transactions. Non-monetary items denominated in foreign currency measured at fair value are translated using the exchange rates prevailing on the date of determination of fair value.

The corresponding exchange rate differences are recorded in the Company consolidated income statement. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note 3.4. “Derivative financial instruments and hedge accounting”.

3.8.	Property and equipment

Assets included in property and equipment are recorded at acquisition or construction cost including interest and other financial charges. Pre-payments for aircraft under construction, including interest and finance charges incurred during the manufacturing period of the aircraft and leasehold improvements, are also recorded under property and equipment.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and recorded as a reduction of operating lease expenses on a straight line basis during the term of the respective agreement.

Owned aircrafts are recorded at cost of acquisition and are subjected to impairment testing, if there are impairment indicators. Aircraft equipment, rotables and tools including reparable spare parts with useful lives that exceed one year are recorded as property plan and equipment at cost of acquisition.

Aircraft lease agreements are accounted for as either operating or finance leases (note 3.12).

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.8.	Property and equipment (Continued)

Depreciation is calculated through the straight line method in accordance with the estimated useful lives of the assets as follows:

Leasehold improvements	5 years
Computer equipment and peripherals	5 years
Aircraft	12 years
Engines	12 years
Heavy maintenance	3 years
Tools	10 years
Vehicles	5 years
Furniture and fixtures	10 years
Aircraft equipment	10 years
Simulator	12 years

The net book value and useful life of assets and the depreciation methods are reviewed at the end of each year and adjusted prospectively, if necessary.

The Company considers that its aircraft have three major components; airframe, engines and heavy maintenance. The Company allocated a maintenance cost component to engines as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, which is the period extending up to the next heavy maintenance or the remaining useful life of the engines, whatever is shorter.

Repairs and routine maintenance are expensed in the period in which they are incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets of the Company. These maintenance costs are depreciated over useful lives determined in accordance with the period until the next scheduled significant maintenance.

The Company has a maintenance contract for its engines that covers all significant maintenance activity. The Company has a “power-by-the-hour” type contract, which establishes the rate for maintenance per hour flown, which will be paid in accordance with the total hours flown when maintenance occurs. These heavy maintenance costs are recorded as assets and depreciated over the useful life determined in accordance with the period extending to the next scheduled maintenance.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in income.

3.9.	Business Combinations

The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expenses The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.9.	Business Combinations (Continued)

as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses (Note 5).

3.10.	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their estimated useful lives and tested for impairment, whenever there is an indication of any loss in the economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits of these assets are recorded by means of changes in the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of operations in the expense category consistent with the use of intangible assets (Note 16).

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indicator that their carrying amount cannot be recovered, either individually or at the cash generating until level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains and losses resulting from the disposal of intangible assets are measured as the difference between selling price and the book value of assets, and are recognized in the statements of operations upon disposal of the assets.

In connection with the acquisition of TRIP, the Company identified airport operating rights as having indefinite useful lives. The fair value of Pampulha, Santos Dumont and Fernando de Noronha airports operating rights were capitalized at the acquisition date. These rights were valued based on estimated discounted future cash flows and are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports in terms of traffic volume.

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is not recoverable. If any, those indicators are identified when performing the annual impairment testing and the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use. Recoverable amount is determined for an individual asset, unless that asset does not generate independent cash inflows. When the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.10.	Intangible assets (Continued)

The Company operates as a single CGU.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

3.11.	Impairment of non-financial assets

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may not be recoverable.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

3.12.	Leases

The leases of property and equipment in which the Company substantially hold the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, acknowledging from the outset a fixed asset and a financing liability (lease). Lease payments are

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.12.	Leases (Continued)

apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

Aircraft held under finance leases are recorded based on the lower of the fair value of the aircraft and the present value of the minimum lease payments, discounted at an implicit interest rate when it is clearly identified in the lease agreement, or the market interest rate.

The assets are depreciated over the remaining economic useful life of the leased assets or the contractual term, whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, whichever is shorter.

Leases in which a significant portion of the ownership risks and benefits remain with lessor are classified as operating leases. Payments made for operating leases (including direct costs and incentives received from the lessor of each contract) are expensed once straight-line method during the lease term.

3.13.	Security deposits and maintenance reserves

Aircraft and engine maintenance reserves

The maintenance deposits refer to payments made in US dollar by the Company to lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable. These deposits are used for the payment of maintenance work performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense income. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals represent amounts paid to lessors at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are refunded to the Company upon termination of the agreements.

3.14.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Company expect that the value of a provision

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.14.	Provisions (Continued)

will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations, net of any reimbursement.

The Company is party to other judicial and administrative proceedings. Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

Lease contracts determine in what conditions the Company must return the leased aircraft to the lessor. The Company estimates a provision based on the projected future costs to be incurred to return the asset in an acceptable condition as contractually required, taking into consideration the current fleet and long term maintenance plans.

3.15.	Employee benefits

i)	Executive bonus

The Company sets up a provision for executive bonus, which is contingent upon the meeting of predefined goals and it is recorded in the statement of operations under Salaries, wages and benefits.

ii)	Share-based payment

The Company offered their executives share-based payment plans, to be settled with Company shares, where the Company receive services provided by these professionals in consideration for share options.

The cost of equity settled awards with employees is measured based on the fair value as of the grant date. In order to determine fair value, the Company uses the Black-Scholes option pricing model (Note 28).

The cost of equity settled awards is recognized together with a corresponding increase in equity, over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will be vested. The expense or credit in the income statement for the period is recorded in “Salaries, wage and benefits” and represents the change in the accumulated expense recognized in the period.

No expense is recognized for awards that do not vest, except for premiums in which the acquisition is subject to a market or non-vesting condition. These are treated as vesting, regardless of whether the market conditions are met or not, provided that all the other acquisition conditions are met.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.15.	Employee benefits (Continued)

When the terms of an equity settled award are modified, the minimum expense is that which would have been recognized had the terms not been modified. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction or those otherwise benefits the employee, as measured at the date of modification.

When a premium for settlement with shares is canceled, it is treated as having vested on the cancellation date and any expense not recognized for the award is immediately recognized. This includes any award in which the non-vesting conditions within the control of the Company or the counterparty are not met. However, if a new plan replaces the plan canceled and designated as a replacement award on the date of grant, the canceled plan and the new plan are treated as if they were a modification to the original plan, as described in the previous paragraph.

3.16.	Revenue recognition

Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not used, corresponding to advanced ticket sales (air traffic liability) are recorded in current liabilities. Tickets expire in one year. The Company recognizes revenue, upon the departure of the related scheduled flight and from tickets that are expected to expire unused. The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has already passed. These estimates are based on historical data and experience from past events. The estimated future refunds and exchanges included in the account of advance ticket sales are compared monthly to actual refunds and exchange activities in order to monitor if the estimated amount of future refunds and exchanges is reasonable (Note 19).

Other service revenues relate to ticket change fees, excess luggage, cargo transportation, Espaço Azul fee, charter and other services, which are recognized when services are provided. Interest income is recognized as described in Note 3.3.

3.17.	“Tudo Azul” Program

Until June 15, 2013, the Company had a customer loyalty plan in which for every flight taken, customers accumulated between 5% and 10% of the ticket value. When they accumulate R$50, they received a voucher which could be used for a discount on an upcoming flight. This program structure was completely different from others in the market, creating some difficulty to our customers to understand it. In addition, customers prefer to redeem awards for free tickets instead of discounts.

On June 16, 2013 the Company decided to change the program resulting in a different way for customers to accumulate and redeem points. According to the new program, customers will still accrue points based on the amount spent on tickets flown. The amount of points earned depends on Tudo Azul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. The Company’s customers had earned points which had not been utilized in the Tudo Azul program. Points expire in 2 years after the date earned.

Revenue in relation to vouchers and points are initially deferred in the “Air traffic liability” account and recognized in income upon effective rendering of the service related to the use of such vouchers or points.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.18.	Segment information

IFRS 8 requires that operations are identified by segment based on internal information used by decision makers to allocate funds to segments and assess their performance.

The operations of the Company consist of air transportation services in Brazil. The Company’s management allocates funds based on the consolidated results. The main assets generating revenue of the Company are its aircraft, from which revenue is generated in Brazil. Other revenues are basically derived from cargo operations, interest on installment sales, excess luggage, penalties for cancellation of tickets, and all items are directly attributed to air transport services.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

3.19.	IFRS pronouncements not yet in force at December 31, 2013

Set out below are the standards issued but not yet effective at date of issuance of the Company’s consolidated financial statements. This list of standards and interpretations issued includes those that the Company reasonably expects will impact the disclosures, financial position or results of operations upon their future application. The Company intends to adopt such standards, if applicable, when they become effective.

Standard	Main requirements	Effective date
IFRS 9 (as amended in 2011)—Financial Instruments	Issued in November 2009 and amended in December 2011, introduces new requirements for the classification and, measurement, and of financial assets.	Effective for years beginning on or after January 1, 2015.

Amendments to IAS 32—Offsetting Financial Assets and Financial Liabilities	Provides guidance on the application of the standards to set off financial assets and financial liabilities.	Effective for annual periods beginning on or after January 1, 2014. Adopted on a retrospective basis.

Amendments to IFRS 10, IFRS 12 and IAS 27—Investment Entities	The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.	These amendments are effective for annual periods beginning on or after 1 January 2014.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.19.	IFRS pronouncements not yet in force at December 31, 2013 (Continued)

Standard	Main requirements	Effective date
IFRIC 21—IFRIC Interpretation 21 Levies	IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Company does not expect that IFRIC 21 will have material impact in its financial statements.	IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

Amendments to IAS 39—IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Company has not novated any its derivatives during the current period. However, these amendments will be considered in the event of future novations.	These amendments are effective for annual periods beginning on or after 1 January 2014.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies (Continued)

3.20.	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial years, except for the following new standards effective as of 1 January 2013:

Standard	Main requirements
IFRS 10—Consolidated Financial Statements	Supersedes IAS 27 in relation to the requirements applicable to the consolidated financial statements and SIC 12. IFRS 10 established a single control-based consolidation model, regardless of the investment nature.

IFRS 11—Joint Arrangements	Eliminated the proportionate consolidation model for jointly-controlled entities and maintained the equity method model only. It also eliminates the concept of “jointly-controlled assets” and maintains “joint operations” and “jointly ventures” only.

IFRS 12—Disclosure of Interests in Other Entities	Improves the disclosure requirements of investments in entities over which the Company has significant influence.

IFRS 13—Fair Value Measurement	Supersedes and consolidates in a single standard all the guidance and requirements in respect of fair value measurement contained in other IFRSs. IFRS 13 defines the fair value and how to determine the fair value and the disclosure requirements related to the measurement of fair value. However, it does not introduce any new requirement or amendment with respect to items that should be measured at fair value, which remain as originally issued.

Amendments to IAS 19—Employee Benefits	Eliminates the corridor approach, so that actuarial gains and losses would be recognized through other comprehensive income for pension plans and through profit or loss for other long-term benefits, when incurred, and introduces other changes.

Amendments to IAS 1—Presentation of Financial Statements	Introduces the requirement that items recorded in other comprehensive income should be segregated and recorded among items that are subsequently reclassified to profit and loss or not.

Considering the Company’s current operations, there was not a significant impact on the financial statements upon the adoption of these new standards, interpretations and amendments.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates

Judgments

The preparation of consolidated financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the amounts of revenue, expenses, assets, liabilities and disclosures of contingent liabilities at the base date of the financial statements. However, uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

Lease classification

The Company has entered into operating and finance lease contracts on the aircraft it operates. The Company has assessed classification of leases between finance and operating based on the terms and conditions of the arrangements. A finance lease is recognized when significant risk and rewards of the ownership of the aircraft it operates are transferred; otherwise the contract is accounted for as an operating lease.

Fair value measurement of share subscription warrants

The consideration for the acquisition of TRIP includes share subscription warranty’s that are recorded as financial liabilities under IAS 32.

The share subscription warrants were recorded at fair value at the acquisition date as part of the business combination. The warrants are remeasured at fair value at each reporting date. As there are no Level 1 or Level 2 indicators of fair value available, the determination of the fair value is based on a Monte Carlo valuation model. The key assumptions take into consideration the probability of meeting each performance target and a discount factor.

Modification of the scenarios initially designed may require further revisions to the estimate. The share subscription warrants are classified as other financial liability (Note 5).

Estimates and assumptions

The main assumptions concerning the sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, involving significant risk of causing a significant adjustment in the book value of assets and liabilities in the next financial year are discussed below:

Breakage

The Company recognizes revenue from tickets fares that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates (Continued)

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales costs is based on information available of transaction for sale of similar assets or market price less additional costs for disposing of assets. The calculation of value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the next five years and do not include reorganization activities to which the Company have not yet been committed or significant future investments that will improve the basis of assets of the cash-generating unit subject matter of test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Residual value of the owned aircrafts

The Company management has determined that the residual value of the aircraft components owned is 54.9% of the cost of the asset, so the depreciation of flight equipment is made accordingly. Annually, management reviews the useful life and salvage value of each of these assets.

Transactions with share-based payments

The Company measures the cost of transactions settled with shares with employees based on the fair value of equity instruments at the date of grant. The estimated fair value of share-based payments requires determining the most appropriate assessment model for the grant of equity instruments, which depends on the terms and conditions of the grant. This also requires determining the most appropriate data for model assessment, including the option’s expected life, volatility, dividend income, and related assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 28.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations, the amount, and the time of future taxable profit. Given the long term nature and complexity of existing contractual instruments, differences between actual results, and the assumptions made, on future changes in these assumptions could require future adjustments in revenue and tax expenses already recorded. The Company recorded provisions based on reasonable estimates for possible consequences of audits by tax authorities of the respective jurisdictions in which they operate. The value of such provisions is based on several factors such as experience of previous tax audits and differing interpretations of tax regulations by the taxpaying entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects depending on prevailing conditions.

Deferred tax assets are recognized for all loss carryfowards to the extent that it is probable that there will be taxable profit available to allow the use of such losses. Significant judgment is required to determine the value of deferred tax assets that can be recognized based on the approximate term and level of future taxable profits together with future tax planning strategies.

Currently the Company is generating loss carryforwards due to the fact that it is in early stages of developing its business plan. Income tax and social contribution loss carryforwards do not expire and cannot

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates (Continued)

be used for offsetting against taxable profit of a Company other than from those that originate them. The offset of accumulated loss carryforwards is limited to a maximum of 30% of taxable profit generated in a given fiscal year.

Provisions for tax, civil and labor risks

The Company recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case laws, most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Allowances are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 29).

Fair value of financial instruments

When the fair value of assets and liabilities presented in the balance sheet cannot be obtained in an active market it is determined using valuation techniques, including the discounted cash flow model. The data for these methods is based on those prevailing in the market, when possible. However, when it is not feasible, a certain level of judgment is required to establish fair value. Judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of the financial instruments.

“Tudo Azul” Program—Loyalty Plan

As described in Note 3.17, the Company accounts for “Tudo Azul” program using the deferred revenue method. Under the deferred revenue method, the Company accounts for award points as a separately identifiable component of the sales transactions in which they are granted and recognizes a liability for the fair value of all outstanding points as of the issuance date, regardless of how they originated. The fair value of the points is deferred until they are used for an award.

Provision for return of aircrafts and engines

For aircraft under operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. The Company recognizes a provision based on the aircraft and engines return costs, as set forth in the lease agreement.

The aircraft´s return cost provisions is estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, etc., according to return terms.

The engine’s return cost provision is estimated based on evaluation and minimum contractual conditions of the equipment that should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of evaluation.

Determination of useful life and significant components of property and equipment

The Company believes that important aircraft parts to be separated are engines and their respective scheduled heavy maintenance. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business combination

On November 30, 2012, Azul S.A. acquired 100% of the total share capital of TRIP Linhas Aéreas S.A. The acquisition was a share-for-share exchange with no transfer of cash between the parties. The Company issued new shares which were paid as consideration to TRIP’s shareholders for 100% of TRIP. These new shares (before stock split; refer to note 21) are comprised of 1,231,343 ordinary shares and 553,627 class B preferred shares, which combined represent 30.69% of total shares issued. In addition to the shares, the Company also issued share subscription warrants that can be converted in up to 200,571 (class B) preferred shares.

The reason for the acquisition was to increase our network connectivity and the routes we are able to offer to our passengers.

On November 22, 2012, the Brazilian National Civil Aviation approved the incorporation of TRIP by the Company, which became the 100% shareholder of the TRIP. On this date, the Company took control of the financial and operating policies of TRIP. The Company accounted for this business combination transaction using the acquisition method, and considered November 30, 2012 as the acquisition date. The Company considered that the results of operations of TRIP from November 22, 2012 to November 30, 2012 to be immaterial.

The fair values of the identifiable assets and liabilities at the date of acquisition were the following:

Fair value
Assets
Cash and cash equivalents	1,667
Restricted cash	55,885
Short-term investments	32,514
Trade and other receivables	114,791
Inventories(i)	42,377
Recoverable taxes	4,715
Other assets(iii)	91,260
Security deposits and maintenance reserves	94,937
Property and equipment(i)	830,654
Intangible assets(ii)	85,448

1,354,248

Liabilities
Loans and financing(iv)	(943,404)
Accounts payable	(246,547)
Air traffic liability	(60,772)
Salaries, wages and benefits	(58,749)
Insurance premiums payable	(3,133)
Taxes payable	(67,139)
Deferred income tax and social contributions(v)	(83,968)
Derivative financial instruments	(8,220)
Provision for legal claims(iii)	(36,490)
Provision for return of aircrafts and engines	(8,554)

(1,516,976)

Total Net liabilities	(162,728)

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business combination (Continued)

(i)	The Company performed the fair value valuation of inventories and fixed assets based on their conditions at the acquisition date. The amounts recognized were R$1,930 and R$111,896 for inventories and fixed assets, respectively.
(ii)	The Company recognized the value of the slots at the airports of Pampulha, Santos Dumont, and Fernando de Noronha as an intangible asset. These rights were valued based on a discounted cash flow analysis. The amount recognized for these items was R$82,197.
(iii)	The Company recognized the fair value of R$10,202 of contingent liabilities of the acquired company. As the amount actually paid relating to these contingencies, provision for legal claims and certain other items, will be refunded to the Company under an indemnification from TRIP’s former Shareholders, a receivable was also recorded in the amount of R$76,217.
(iv)	The Company recognized an adjustment to the fair value of financial liabilities of the acquired company in the total amount of R$50,942.
(v)	The Company recognized deferred income taxes and social contribution for all the fair value adjustments, in the amount of R$83,968.

The total consideration transferred was:

Fair value of the consideration transferred—shares issued	474,526
Fair value of share subscription warrants issued	116,248

Total consideration	590,774
Total net liabilities acquired at fair value	162,728

Goodwill	753,502

The goodwill recognized is non-deductible for income tax purposes.

Transaction costs of R$43,960 have been expensed.

From the date of acquisition, until December 31, 2012, TRIP contributed R$164,227 of revenue and R$15,986 of losses before tax from continuing operations. If the combination had taken place at the beginning of the year, revenue from continuing operations would have been R$4,127,384 and the loss before tax from continuing operations for the Company would have been R$440,005.

Management concluded the evaluation of the fair value of acquired assets, including intangible assets and liabilities, as well as the impact of deferred taxes in the twelve months following the acquisition, and not identify any adjustments to be considered at the acquisition date.

Fair value of consideration transferred and share subscription warrants issued

TRIP´s Investment Agreement included an adjustment mechanism, only applicable in certain circumstances as described below, which TRIP’s former Shareholders’ may exercise warrants to receive participation in the Company’s total share capital, immediately before the capital increase resulting from any future Initial Public Offering (“IPO”) of the Company. This adjustment could result in the issuance of additional preferred shares with the number subject to the Company´s share value, in U.S. dollars, as determinate in the pricing of a future public offering to occur within 24 months from August 2012.

The pre-money equity valuation consists of the price per share specified in the announcement of a future IPO, multiplied by the total number of common and preferred shares issued by the Company immediately prior to

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business combination (Continued)

the IPO and taking into account the difference in economic interest between the common and preferred shares (as each common share is conversable into preferred shares at ratio of 75.0 common shares for 1.0 preferred share). The price per share will be converted into U.S. dollars at the average purchase and sale exchange rates for Brazilian Reais and U.S. dollars. The total additional shares would be issued if the pre-IPO valuation is less than US$1.6 billion reduced proportionally up to a valuation of US$2.0 billion at which point no additional considerations is awarded. However, if the IPO does not occur prior to August 2014, the full additional shares would be issued. The warrant can only be settled by issuance of additional shares.

In order to calculate the fair value of the consideration transferred (shares issued) as of December 31, 2012, the Company performed a valuation of the combined entity and which result in TRIP’s shareholders’ participation to be equivalent to 27% of the economic interest, in the combined entity. To perform this valuation, the company used the Discount Cash Flow methodology, and forecasted the free cash flow of the Company for the following 5 years, with a terminal value at the end of year 5. To determine for the value of the warrants, the Company used an approach similar to the Monte Carlo option pricing model. This pricing model considers the initial valuation of the Company described above as well as additional considerations, including the synergy’s from the merger, probability weighted future performance outcomes for the Company, which predicts the likelihood that the option will result in additional consideration to the former TRIP shareholders. The resulted price, equivalent to the weighted average of all different values, was discounted using Weighted Average Cost of Capital (“WACC”), to reflect at December 31, 2012 balance sheet, as a warranty liability. The fair value of this share subscription was estimated to be R$116,248 which was recorded as within “other financial liabilities” and as additional purchase consideration in the TRIP acquisition. There were no significant changes in the fair value of these warrants between the acquisition date and December 31, 2012.

On December 27, 2013 there was an Amendment to the Investment Agreement with the former shareholders of TRIP. This agreement removed the original adjustment mechanism described above, and established that the former shareholders of TRIP would be entitled to an additional 3% participation in the economic interest capital stock of the Company (Note 21). There are no further shares to be issued in the event of an IPO of the business.

Key assumptions used in the calculation of the fair value of the share subscription warrants

Discount rate: the discount rate was based on the Company’s Weighted Average Cost of Capital. To determine the cost of equity, the unlevered Beta of comparable companies was considered and it was, then levered in accordance with to the Company’s capital structure, and finally multiplied by the equity risk premium of the market. To determine cost of debt the average income tax rate of 34% was considerate and changes interest incurred by the Company on all working capital and aircraft financing contracts in place.

Long Term Growth Rate: it was determined based on growth rates used on analyst reports of companies in similar industries. We have also used as a proxy the average inflation rate of the last 10 years.

Free Cash Flow: the valuation of the Company was calculated based on the present value of the Company’s free cash flow during the next 5 years plus a Terminal Value. To determine the free cash flow, we took the EBIT (Earnings Before Income and Taxes), added depreciation and the change in net working capital, and subtracted taxes and capital expenditure.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Business combination (Continued)

Terminal Value: the terminal value is equivalent to the present value of the Company’s free cash flow in perpetuity. To estimate it, we used the Gordon Growth Model, in which we considered present value of the free cash flow generated by the Company in the year 6 of the projection, divided by the difference between the WACC and the Long Term Growth Rate.

6.	Cash and cash equivalents

Cash and cash equivalents were comprised of:

	December 31,
	2013	2012	2011
Cash and bank deposits	100,296	189,149	66,611
Cash equivalents
Bank Deposit Certificate—CDB	343,768	41,936	65,053
Agribusiness Credit Bills—LCA	102,219	40,031	—

	546,283	271,116	131,664

The total amount recognized as cash and bank deposits is related to current accounts with major Brazilian banks.

The floating rates of CDBs and LCAs are between 100.0% and 102.5% of the Brazilian Interbank Deposit Certificate (CDI) and are repayable on demand.

7.	Restricted cash

As of December 31, 2013, the Company had no restricted cash.

As of December 31, 2012, the Company had R$84,288 of restricted cash related to working capital loan guarantees. Following the acquisition of TRIP, the Company had to temporarily replace TRIP’s credit card receivables for cash as guarantees for its working capital loan.

In February, 2013, the Company reestablished the required amount of credit card receivables as guarantees for these working capital loans and the amount of R$84,288 was reclassified into cash and cash equivalent.

8.	Short-term investments

Short-term investments are composed mainly of local investments denominated in Reais, and foreign bonds denominated in US dollars. The maturity term of local investments is 90 days with daily interest accrual of 100.5% to 102.5% of CDI. The maturity term of bonds is of six years until, with semi-annual interest payments, fixed interest rate of 8.75% p.a.

9.	Restricted investments

Restricted financial investments are comprised of by deposits for loans required by certain financial institutions, which were invested in floating rate CDBs and DI investments. The return on these investments varies from 90.0% to 104.5% of CDI.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

10.	Trade and other receivables

	December 31,
	2013	2012	2011
Credit cards	306,920	296,220	212,124
Travel agencies	34,288	88,086	33,170
Other receivables	91,544	23,537	16,667
Allowance for doubtful accounts	(1,127)	(1,146)	(1,718)

	431,625	406,697	260,243

Accounts receivable from credit card companies will be received in installments of up to twelve months. Installment receivables which are due in over 60 days are amounted to R$295,832 at December 31, 2013 (December 31, 2012—R$187,555 and December 31, 2011—R$134,340). Average days-sales-outstanding was 34 days for the year ended December 31, 2013 (December 31, 2012—55 days and December 31, 2011—54 days). Generally, interest is charged on sales payable in installments with more than ten months.

The Company enters into factoring transactions with to banks or credit card management companies, in order to obtain funds for working capital. In 2013, the Company factored accounts receivable from credit cards with a face value of R$3,071,243 (December 31, 2012—R$1,514,360 and December 31, 2011—R$563,352), and received a net amount of R$3,042,850 (December 31, 2012—R$1,502,664 and December 31, 2011—R$552,866). The interest costs are recognized in financial expenses. Because these receivables are from the credit card companies and present a low credit risk, we were able to sell these receivables without any recourse to against the Company in the event of non-payment. For this reason the accounts receivable were derecognized in full.

The changes in the allowance for doubtful accounts are:

	December 31,
	2013	2012	2011
Balance at the beginning of the year	1,146	1,718	816
Increases	6,922	226	2,642
Recoveries	(6,941)	(798)	(1,740)

Balance at the end of the year	1,127	1,146	1,718

Accounts receivable not yet due is amounted to R$432,752 as of December 31, 2013. Amounts up to 30 days overdue totaled R$2,933 as of December 31, 2013. The amounts for more than 30 days overdue totaled R$1,127, which have been fully provision.

11.	Inventories

	December 31,
	2013	2012	2011
Parts and maintenance materials	98,003	71,886	20,257
Uniforms	2,492	576	1,253
Allowance for obsolescence	(15,524)	(5,508)	(2,542)

	84,971	66,954	18,968

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

12.	Prepaid expenses

	December 31,
	2013	2012	2011
Insurance premium	23,234	18,943	13,378
Aircraft and engine leases	60,167	38,281	25,813
Other	14,524	6,949	1,984

	97,925	64,173	41,175
Non-current:
Aircraft and engine leases	44,903	29,586	19,162

Current	53,022	34,587	22,013

Aircraft and engine lease prepayments are expenses on a straight line basis over the lease term.

13.	Related parties

a)	Transactions and balances

The Company was a party in two financing agreements with Cia Bozano, one of the Company´s shareholders, for a principal amount of R$120,000. Through the Private Placement occurred on December 27, 2013 (Note 21), in a non cash transaction, this debt was reduced by R$ 74,941. This amount corresponds to the issuance of 749,409 preferred shares to Cia Bozano, which is equivalent to an increase of 0.14% interest the Company is capital stock.

As of December 31, 2013, the outstanding amount under the financing agreement was R$54,450 (December 31, 2012—R$124,620 and December 31, 2011—R$0). The loan bears interest at a rate of 10.1% per year and is due to be repaid in full on June 29, 2014, but will become immediately payable in the event of an initial public offering of Company´s shares. To guarantee payment of these loans, the Company has pledged to Cia Bozano part of its agencies receivables (Note 18).

b)	Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	December 31,
	2013	2012	2011
Salaries and wages	13,905	12,504	8,967
Bonus	10,170	7,588	6,599

	24,075	20,092	15,566

The executives of the Company participate in a share-based compensation plan (Note 28). At December 31, 2013, executives of the Company had approximately 1,911,082 (December 31, 2012—1,381,190 and December 31, 2011—814,330) vested options. The compensation expense recognized for the year ended December 31, 2013 amounted to R$1,379 (for the year ended December 31, 2012—R$3,967 and for the year ended December 31, 2011—R$2,098).

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Related parties (Continued)

c)	Rendering of services

The Company has a contract with the related party Águia Branca Participações S/A, the former parent company of TRIP, for the rendering of the following services: (a) sharing of information technology resources, for an indefinite period, and the amounts due are calculated based on the services used; and (b) consulting and technical professional within a period of 12 months, and the amounts due are calculated based on the services used. The amounts paid the following paid in 2013 was R$1,050 (for the year ended December 31, 2012—R$214 and for the year ended December 31, 2011—R$0).

14.	Security deposits and maintenance reserves

	December 31,
	2013	2012	2011
Security deposits	148,395	100,277	37,609
Maintenance reserve deposits	352,936	175,296	50,607

	501,331	275,573	88,216

Security deposits and maintenance reserves deposits are held in US dollars and are adjusted for foreign exchange differences. Security deposits are made in relation to aircraft lease contracts and will be returned to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of: (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance work. During 2013 we paid R$146,471, (December 31, 2012—R$131,766 and December 31, 2011—R$39,681) in maintenance reserves, net of reimbursement, to our lessors.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. We assess recoverability of amounts currently on deposit with a lessor, based on a comparison to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are expensed as supplemental rent.

Already detailed in prior table in our balance sheets. We have concluded that the maintenance reserve deposits recorded at the balance sheet date are likely to be recovered due to the differential rate between the maintenance reserve payments and the expected cost of the related next maintenance event that the reserves serve to collateralize.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Property and equipment

	Leasehold and improvements	Equipment and facilities	Vehicles	Furniture and fixtures	Aircraft equipment	Aircraft and engines	Pre delivery payments for aircrafts	Property and equipment in progress	Total
Balance at December 31, 2010	1,014	14,817	507	2,447	19,869	834,359	15,729	22,560	911,302

Acquisitions	3,637	13,019	268	2,395	48,576	504,057	21,193	16,391	609,536
Transfers	—	(5,578)	—	—	45,389	9,230	(8,781)	(38,951)	1,309
Disposals/Written-off	(1)	(34)	(25)	(10)	(198)	(116,510)	—	—	(116,778)
Depreciation	(836)	(3,697)	(196)	(406)	(5,542)	(72,635)	—	—	(83,312)

Balance at December 31, 2011	3,814	18,527	554	4,426	108,094	1,158,501	28,141	—	1,322,057

Acquisition of TRIP—Cost	9,610	11,003	1,086	4,465	86,821	894,345	14,996	—	1,022,326
Acquisition of TRIP—Accumulated depreciation	(4,811)	975	(640)	(1,013)	(15,842)	(170,341)	—	—	(191,672)
Acquisitions	2,276	7,346	236	1,380	36,628	371,766	13,573	1,218	434,423
Transfers	—	69	—	(29)	—	16,587	(16,627)	—	—
Disposals/Written-off	(2,632)	(501)	—	(22)	(1,293)	(624)	(3,460)	—	(8,532)
Depreciation	(1,416)	(4,942)	(223)	(571)	(13,318)	(80,084)	—	—	(100,554)

Balance at December 31, 2012	6,841	32,477	1,013	8,636	201,090	2,190,150	36,623	1,218	2,478,049

Acquisitions	7,623	15,865	340	2,310	95,912	238,892	5,749	5,392	372,083
Transfers	5,752	37	—	—	391	(140)	(2,865)	(3,175)	—
Disposals/Written-off	(115)	(1,653)	(29)	(101)	(3,984)	(13,789)	(4,744)	(3,160)	(27,575)
Depreciation	(3,023)	(8,651)	(349)	(1,056)	(26,493)	(149,145)	—	—	(188,717)

Balance at December 31, 2013	17,079	38,075	975	9,789	266,916	2,265,968	34,763	275	2,633,840

2011
Total acquisition cost	5,049	25,518	961	5,156	116,447	1,303,955	28,141	—	1,485,227
Accumulated depreciation	(1,235)	(6,991)	(407)	(730)	(8,353)	(145,454)	—	—	(163,170)

Net book value	3,814	18,527	554	4,426	108,094	1,158,501	28,141	—	1,322,057

2012
Total acquisition cost	14,303	43,435	2,283	10,950	238,603	2,586,029	36,623	1,218	2,933,444
Accumulated depreciation	(7,462)	(10,958)	(1,270)	(2,314)	(37,513)	(395,879)	—	—	(455,396)

Net book value	6,841	32,477	1,013	8,636	201,046	2,190,158	36,623	1,218	2,478,049

2013
Total acquisition cost	27,563	57,684	2,594	13,159	330,922	2,810,992	34,763	275	3,277,952
Accumulated depreciation	(10,484)	(19,609)	(1,619)	(3,370)	(64,006)	(545,024)	—	—	(644,112)

Net book value	17,079	38,075	975	9,789	266,916	2,265,968	34,763	275	2,633,840

Annual average depreciation rate—%	20	12	20	10	8 – 10	8 – 33	—	—

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Property and equipment (Continued)

“Aircraft and engines” refer to owned aircraft and aircraft held under capital leases. Aircraft held under finance leases have a net book value of R$291,538 as of December 31, 2013 (December 31, 2012—R$246,890 and December 31, 2011—R$0.

The Company has a fixed limit for prepayments of certain aircrafts, which will be changed to a percentage of total cost of each aircraft starting June 2014. However, if the Company becomes public, this change will take place within 60 days of the IPO.

The Company entered into a sale and leaseback transactions of some aircraft. The lease involved in the transaction was classified as operating leases, and a gain on sale was recognized for an amount of R$27,352 for the year ended December 31, 2013 (Loss of for the year ended December 31, 2012—R$1,605 and for the year ended December 31, 2011—R$0).

16.	Intangible assets

	Goodwill(i)	Airport operating licenses(ii)	Software	Total
Balance at December 31, 2010	—	—	12,175	12,175
Acquisitions	—	—	10,324	10,324
Transfers	—	—	(1,309)	(1,309)
Amortization	—	—	(4,229)	(4,229)

Balance at December 31, 2011	—	—	16,961	16,961

Acquisition of TRIP	753,502	82,196	3,248	838,946
Other acquisitions	—	—	15,026	15,026
Disposals	—	—	(637)	(637)
Amortization	—	—	(5,459)	(5,459)

Balances at December 31, 2012	753,502	82,196	29,139	864,837

Acquisition	—	—	30,185	30,185
Disposals	—	—	(342)	(342)
Amortization	—	—	(11,350)	(11,350)

Balances at December 31, 2013	753,502	82,196	47,632	883,330

Annual amortization rates—%	0%	0%	20%-33%

(i)	Refers to goodwill was recorded for as part of the acquisition of TRIP. The amount of R$753,502 represents the excess of the consideration transferred are the fair value of the net assets and liabilities acquired, as shown in Note 5.
(ii)	As part of the purchase price allocation of TRIP´s acquisition, the Company recognized the value of the airport operating licenses; (Note 5). These intangible assets were deemed to have an indefinite life.

No impairment of goodwill was recognized as a result of our impairment test as at December 31, 2013.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Income tax and social contribution

(a)	Income tax and social contribution

	Year ended December 31,
	2013	2012	2011
Income/(loss) before income tax and social contribution	96,183	(171,969)	(105,451)
Combined tax rate	34%	34%	34%

Income tax at combined tax rate	(32,702)	58,469	35,853
Adjustments to calculate the effective tax rate:
Nondeductible losses on foreign subsidiaries	(55,549)	(15,157)	(15,220)
Utilization of tax loss carryforwards	34,180	1,002	—
Benefit not recorded on tax losses and tax loss carryforwards as well as temporary differences(*)	(58,046)	(42,078)	(9,051)
Deferred income taxes and social contribution on fair value adjustments on Business Combination	5,965	1,127	—
Permanent differences	6,952	(609)	(9,350)
Other	23,728	(1,627)	(2,232)

	(75,472)	1,127	—
Income tax and social contribution current	(81,437)	—	—
Income tax and social contribution deferred	5,965	1,127	—

(*)	The items included on the benefit not recorded on taxes losses and on temporary differences were: nondeductible expenses related to navigation fee (under judicial discussion), expenses related to the change on the fair value of the warrant (described in Note 23), the tax loss recorded on one of our subsidiaries, allowances/provisions and Temporary Taxation Regime—RTT (stock options, financial leasing operation, depreciation of aircrafts and engines).

The Company recorded income taxes expenses as a result of taxable income generate by its subsidiaries. Accordingly to the Brazilian tax legislation, taxable income recorded in a subsidiary cannot be compensated with tax losses from other entities within the same group.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Income tax and social contribution (Continued)

(b)	Composition of deferred income tax and social contribution

	December 31,
	2013	2012	2011
Income tax loss carryforwards	169,905	171,671	79,953
Social contribution negative base tax carryforwards	61,166	61,802	28,786
Temporary differences
Provision for returns of aircraft and engines	5,221	2,930	—
Provision for tax, civil and labor risks	24,759	17,708	939
Tudo Azul program	14,382	4,728	4,149
Aircraft lease expense	16,025	13,573	—
Provision for navigation fees (legal claim)	59,555	8,683	—
Deferred income taxes over fair value of aircrafts	(23,886)	(25,670)	—
Deferred income tax over fair value of slots	(27,947)	(27,947)	—
Other deferred income taxes on business combination fair value adjustment	(25,042)	(29,223)	—
Depreciation of aircrafts and engines	(56,200)	(44,019)	(19,530)
Others	7,079	(10,221)	3,030

Total	225,017	144,015	97,327

Non-current deferred tax liabilities	(76,875)	(82,840)	—
Deferred tax assets not recognizes	301,892	226,855	97,327

As of December 31, 2013, R$301,892 of deferred tax assets were not recognized as they were deemed not realizable.

Deferred tax liabilities were recognized in respect of the tax effect of the fair value of the assets and liabilities acquired on the purchase of TRIP, that are non-taxable in the amount of R$76,875.

On November 11, 2013, was issued Provisional Measure No. 627 (“MP 627”), which adapts the tax laws to the Law no. 11,638 of December 28, 2007. The MP 627 aligns and adapts the tax rules to the current accounting rules. The MP 627 has mandatory effect from January 2015, or optionally from 2014. Currently, the Company in the process evaluating the impacts related to this new rule.

18.	Loans and financing

	December 31,
	2013	2012	2011
Loans	2,663,065	2,590,873	1,140,349
Debentures	371,630	398,302	299,232

	3,034,695	2,989,175	1,439,581
Non-current	2,250,889	2,241,745	1,273,875

Current	783,806	747,430	165,706

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and financing (Continued)

18.1.	Loans

	Guarantees	Interest	Repayment method	Final maturity	December 31, 2013	December 31, 2012	December 31, 2011
In foreign currency—US$
Purchase of aircraft(i)	Chattel mortgage	LIBOR plus “spread” of 1.75% to 6.1%	Quarterly, semestrely and monthly repayment	03/2025	916,507	830,255	415,382
Finance lease(ii)	Chattel mortgage	LIBOR 3M plus 1.25% to CDI plus 4.28%	Quarterly and monthly repayment	09/2022	266,288	195,775	—
FINIMP(iii)	Chattel mortgage	3.00% to 5.54%	Sole payment	10/2016	11,552	37,779	—
Working capital(iv)	Chattel mortgage	6.3% to 6.9%	Sole payment	06/2014	18,767	—	—
Others	Chattel mortgage	LIBOR plus “spread” of 7.25% and 7.5%	Quarterly and sole payment	11/2015	15,503	14,581	11,525
In local currency—R$
Working capital(iv)	Receivables of Azul and TRIP and cash collateral	124% to 128% of CDI	Quarterly and monthly repayment	01/2019	616,833	688,034	102,351
FINEP(v)	None	5.0%	Monthly repayment after grace period of 20 months	07/2021	69,871	64,281	75,865
Purchase of aircraft (FINEM, FINAME)(vi, vii, viii)	Investments and chattel mortgage of aircraft	TJLP plus 2% to CDI plus 2.75%	Monthly repayment	12/2024	747,744	760,168	535,226

Total in R$					2,663,065	2,590,873	1,140,349
Current portion of long term debt					665,238	537,698	165,076

Long term debt					1,997,827	2,053,175	975,273

(*)	The balances of these items are presented with amounts adjusted by hedged risk of R$46,288 at December 31, 2013 (December 31, 2012—R$8,628 and December 31, 2011—R$25,160) after applying fair value hedge accounting rules (Note 23).

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and financing (Continued)

18.1.	Loans (Continued)

a)	The long-term debt matures as follows:

	December 31,
	2013	2012	2011
2013	—	—	154,813
2014	—	479,638	126,746
2015	418,076	344,919	110,993
2016	324,579	262,935	179,616
2017	240,125	183,373	179,212
After 2017	1,015,047	782,310	223,893

	1,997,827	2,053,175	975,273

b)	Description of the loans and financings in the period

(i)	Purchase of aircraft: During the year ended December 31, 2013, the Company entered into new loan agreements of R$68,750 for the purchase of aircraft. The loans have maturity dates ranging from 2018 to 2025 and will be repaid either on a monthly basis or a quarterly basis. The loans bear an interest rate of on LIBOR plus a spread of 4.54% to 4.91% per year.

(ii)	Working capital: During the year ended December 31, 2013, the Company entered into new working capital financing agreements in the amount of R$204,644 in Reais and R$25,799 in US dollars. The maturity dates range from 2014 to 2017. The interest rates range from fixed 6.3% per year plus exchange variation, to 127% of the CDI.

(iii)	FINEP: During the year ended December 31, 2013, the Company has taken another credit line from FINEP, a Brazilian agency under the Ministry of Science and Technology. The amount funded in the period was R$17,452 and it bears a fixed interest rate of 5% per year. The term is 100 months, with a 20 month grace period. The loan matures in 2021.

(iv)	FINAME PSI: During the year ended December 31, 2013, the Company entered into new loan agreements of R$112,427 for the purchase of aircraft relating to FINAME PSI, a special credit line from BNDES (the Brazilian development bank). This credit line was fully used to finance the purchase of aircraft. The loan term is 114 months, with maturity dates ranging from 2013 to 2023. The majority of these borrowings have monthly repayments and bear interest on annual rate of 2.5%.

c)	The following assets were offered to secure the financings:

	December 31, 2013	December 31, 2012	December 31, 2011
Property and equipment (net value)
used as collateral	2,265,968	2,190,150	1,158,501

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and financing (Continued)

18.1.	Loans (Continued)

d)	Covenants

Certain Company’s financing agreements contain restrictive covenants. As of December 31, 2012, the Company was not in compliance with certain of these covenants, which resulted in the Company reporting the amount of R$87,162 as short term loans in the statements of financial position. During the year ended December 31, 2013, the Company entered into an amended agreement with the creditor, which waived the covenant and the amount was reclassified to non-current loans.

As of December 31, 2013, the Company was in compliance with all covenants except for (i) certain covenants set out in the lease agreements of three ATR aircraft between TRIP and Banco Santander S.A., with export credit financing support from Sace and Coface, (ii) certain covenants set out in the deed of application of proceeds and priorities in relation to the leasing of four ATR aircraft between the Company and BNP Paribas, with export credit financing support from Sace and Coface; and (iii) certain covenants in relation to the leasing of ten ATR aircraft between the Company, using funds from Deutsche Bank and Santander, with export credit financing support from Sace and Coface.

With respect to the covenants described above with which the Company was not in compliance as of December 31, 2013, the Company obtained written waivers from the applicable lessor and the applicable facility agent/security trustee during the month of December, 2013.

Therefore, there is no effect in the financial statements on December 31, 2013.

e)	Early payment of loans in the event of an IPO

Certain aircraft purchase financing agreements and working capital agreements have clauses requiring early settlement of the total debt balance after the completion of an IPO. These contracts must be fully settled within 60 days after the Company becomes public. At December 31, 2013, the total balance outstanding of such financing agreement was of R$68,247 (December 31, 2012—R$153,580 and December 31, 2011—R$35,222), from that amount R$61,539 (December 31, 2012—R$16,430 and December 31, 2011—R$11,842) was classified as current liabilities and R$6,888 (December 31, 2012—R$137,150 and December 31, 2011—R$23,380) as non-current liabilities.

18.2.	Debentures

	December 31,
	2013	2012	2011
Current	118,568	209,732	630
Non-current	253,062	188,570	298,602

	371,630	398,302	299,232

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and financing (Continued)

18.2.	Debentures (Continued)

18.2.1. First issue

In the Extraordinary Shareholders’ Meeting held on June 7, 2011, the Company approved the public issue of unsecured common debentures.

On June 15, 2011, the Company concluded the offer of 300 simple debentures, single series, with nominal unit value of R$1,000, original total value of R$300,169, maturing within three years, and with payment in five quarterly installments. The first installment matures is on June 15, 2013. The debentures are not convertible into shares.

Interest is paid quarterly, at a 124% of CDI p.a..

During the year ended December 31, 2013, the Company early repaid the first debentures issued. The remaining balance of R$306,339 was paid on June 16, 2013.

18.2.2. Second issue

In the Extraordinary Shareholders’ Meeting held on September 6, 2012, the Company approved the second public issue of unsecured common debentures.

On September 25, 2012, the Company completed the offering of 100 debentures single series, with a par value of R$1,000, the total original being R$100,000. The maturity is three years, with payment of principal in thirty equal and consecutive installments from the seventh month the first maturing on April 25, 2013 and quarterly interest during the first six months (first payment of quarterly interest paid on December 24, 2012) and from the seventh month, interest payments will be monthly, beginning on April 25, 2013. These debentures are not convertible into shares.

The debentures bear an interest rate of to 127% of CDI p.y. At December 31, 2013, the effective interest rate was 12.4% per year.

18.2.3. Third issue

In the Extraordinary Shareholders’ Meeting held on May 23, 2013, The Company approved the third public issue of unsecured common debentures.

On May 27, 2013, the Company completed the offering of 30,000 debentures single series, with a par value of R$10 in the total original amount of R$300,000. The final maturity is January 27, 2016, and principal payments will be made in four semi-annual installments. The first maturing will be on July 27, 2014. Interest will be paid quarterly starting July 27, 2013.

The debentures bear an interest rate of to 127% of CDI p.a. At December 31, 2013, the effective interest rate was 12.4% per year.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Loans and financing (Continued)

18.2.	Debentures (Continued)

Maturity schedule is as follows:

	December 31,
	2013	2012	2011
2013	—	—	110,032
2014	—	158,986	158,986
2015	178,178	29,584	29,584
2016	74,884	—	—

	253,062	188,570	298,602

18.3.	Finance leases

Future minimum lease payments under finance leases are as follows:

	December 31,
	2013	2012	2011
2013	—	36,768	—
2014	44,821	35,336	—
2015	37,805	35,622	—
2016	39,474	35,019	—
2017	34,545	29,943	—
After 2017	140,278	102,091	—

Total minimum lease payments	296,923	274,779	—
Less total interest	(30,635)	(79,004)	—

Present value of minimum lease payments	266,288	195,775	—
Less short-term installment portion	40,196	32,104	—

Long-term installment portion	226,092	163,671	—

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Assets under finance leases are capitalized at the lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

19.	Air traffic liability

Air traffic liability is comprised of the following:

	December 31,
	2013	2012	2011
Advance ticket sales	401,288	377,221	124,365
Tudo Azul program	210,453	13,905	12,203

	611,741	391,126	136,568

20.	Provision for returns of aircraft and engines

The provision for returns of aircraft and engines is based on the estimated future costs to be incurred in order to meet the contractual conditions for the return of these assets held under operating leases.

R$
Balance at December 31, 2011	600
Provisions recognized	15,612

Balance at December 31, 2012	16,212

Provisions recognized	11,606
Utilized provisions	(4,869)

Balance at December 31, 2013	22,949

21.	Equity

a)	Issued Capital and Authorized Shares

The capital stock of the Company is R$497,973 (December 31, 2012—R$473,968 and December 31, 2011—R$400,708) divided into 464,482,529 (December 31, 2012—464,482,529 and December 31, 2011—311,203,320) common shares, 87,233,986 (December 31, 2012—5,000,000 and December 31, 2011—5,000,000) class A preferred shares and 2,400,388 (December 31, 2012—78,395,080 and December 31, 2011—56,250,000) class B preferred shares, all registered and without par value.

Each common share entitles its holder to 1 (one) vote in the General Shareholders’ Meeting. Preferred shares of any class are not normally entitled to vote.

Class A preferred shares have: i) priority of reimbursement of capital; ii) the right to be included in a public offering to purchase shares due to transfer of the Company´s control at the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder; iii) in case of Company’s liquidation, the right to receive amounts equivalent to seventy-five (75) times the price per common share upon splitting of the remaining assets among the shareholders; and iv) the right to receive dividends in an amount equivalent to seventy-five (75) times the price paid per common share. For information on Class B preferred shares (item (ii) “Private Placement”).

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Equity (Continued)

The number of shares as of December 31, 2012 and 2011 was adjusted to reflect the two stock splits occurred on March 22, 2013. These stock splits consisted of (i) a 3.11203x split of common shares; followed by a (ii) 40.00000x split of our total number of shares (including common and preferred shares). As a result of the split, the 24.1:1 conversion ratio of common shares to preferred shares was adjusted to a conversion ratio of 75 common shares for one preferred share.

The changes in the issued capital are:

	Total number of shares	R$ Capital
At December 31, 2010	372,453,320	400,708

At December 31, 2011	372,453,320	400,708

Capital increase—Acquisition of TRIP (i)	175,424,289	73,260

At December 31, 2012	547,877,609	473,968

Capital increase—private placement (ii)	2,400,388	—
Capital increase—subscription warrants issued (i)	3,838,906	1

At December 31, 2013	554,116,903	473,969

In addition, on May 16, 2013, the Company’s shareholders approved the unification of all existing Class B preferred shares and Class A preferred shares into a single class of preferred shares. As a result of the Private Placement occurred on December 23, 2013, the Company authorized again the existence of different classes of preferred shares, by issuing new Class B preferred shares (Note 21 a) ii)) and preferred share existing prior to the Private Placement were denominated Class A preferred shares.

(i)	Acquisition of TRIP and settlement of warrants

On May 25, 2012 the Company entered into an Investment Agreement with Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (together, “Trip Shareholders”) and TRIP, through which 100% of TRIP’s shares were acquired by Azul S.A. In exchange, Trip Shareholders obtained 30.69% of Azul S.A.’s total capital (the “Transaction”). As a result, TRIP became a wholly owned subsidiary of the Company, and each common and preferred share of TRIP was converted into new shares in Azul S.A., resulting an increase in the Company’s capital in the amount of R$73.260, through the issuance of 153,279,209 common shares and 22,145,080 preferred shares.

On December 27, 2013 there was an amendment to the Investment Agreement with the former shareholders of TRIP. This amendment extinguished the original adjustment mechanism, and established that the TRIP Shareholders would be entitled to an additional 3% participation in economic value of the Company’s capital stock, which would be acquired through the exercise of warrants convertible into Class A preferred shares. On December 30, 2013 the warrants initially issued were cancelled, and new warrants representing 3% of the economic interest in capital stock of Company were issued to the TRIP Shareholders. On the same date, the TRIP Shareholders exercised their warrants, which resulted in an issuance of 3,838,906 new Class A preferred shares. As a result, the TRIP Shareholders ended up holding 29.99% of the economic value of the Company’s capital stock. The remaining aspects of the original agreement were maintained.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Equity (Continued)

(ii)	Private Placement of preferred shares class B

On December 23, 2013, the Company issued 2,400,388 Class B preferred shares in a private placement totaling R$240,039, of which R$216,035 were allocated as capital reserve. The Class B preferred shares have no voting rights and have the following features: (i) capital reimbursement priority in case of Company liquidation over common shares and Class A preferred shares, up to the amount of the issuance price; (ii) automatic and mandatory conversion into Class A preferred shares within one day of the publication of the IPO notice to the market (“aviso ao mercado”), provided that the IPO publication occurs within three years from December 27, 2013. If the IPO does not occur by December 27, 2016, all Class B preferred shares will be mandatorily redeemed by the Company at a price equivalent to 172.5% of the initial investment amount; (iii) at the time of the conversion of Class B preferred shares into Class A preferred shares, the holders of Class B preferred shares shall have a right to receive additional Class A preferred shares depending if the conversion occurs on the first, second or third year from December 23, 2013; and (iv) optional early redemption if the Company (a) does not receive approval to be listed as a public company from the Brazilian Securities Comission (“Comissão de Valores Mobiliários” or “CVM”), or (b) the CVM approval is subject to changes in the current capital structure of the Company, or (c) the registration is suspended by the CVM due to changes in the economic rights of shareholders. In case of redemption resulting from item (iv) mentioned above, Class B preferred shareholders will have the right to receive 103% of their original investment amount.

The Company also approved on the same date the issuance of warrants to the private placement investors, which may be converted into Class A preferred shares one day prior to the publication of the IPO notice to the market (“aviso ao mercado”) at a price per share of R$1,00 (one real). The warrants may be converted into Class A preferred shares depending on the valuation of the Company at IPO.

However as this capital increase is conditioned upon the above mentioned items. On December 31, 2013 the amount involved was reclassified from capital reserve to the line “Other financial liability” duo to the preference shares’ classification as of debt instruments as disclosed in Note 23.

b)	Capital reserve

b.1)	Share-based payments:

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. At December 31, 2013, the Company recorded compensation expense of R$1,642 (December 31, 2012—R$3,762 and December 31, 2011—R$4,504) in “Salaries, wages and benefits”.

b.2)	Upon the acquisition of TRIP the Company issued shares as the consideration transferred to the former shareholders of TRIP, for a total amount of R$ 474,526, of which R$73,260 was recorded in “Issued Capital” and the remaining R$ 401,266 in “Capital Reserve”.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Equity (Continued)

As part of the settlement of the warrant issued due to the TRIP´s acquisition this capital reserve was increased by R$98,364 at December 31, 2013.

c)	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the parent company after the deduction of legal reserve, contingency reserves, and the adjustment provided for in article 202 of Law No. 6404/76.

Interest paid on equity, a dividend payment which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited.

Dividends are subject to approval by the Annual Shareholders Meeting.

Since inception the Company has not distributed dividends.

d)	Accumulated other comprehensive loss

The fair value of financial instruments of its subsidiaries designated as cash flow hedges is recognized in other comprehensive loss, net of tax effects (when applicable). The balance at December 31, 2013 corresponds to a loss of R$35,023 (December 31, 2012—R$39,587 and December 31, 2011—R$24,790).

22.	Income (loss) per share

Earnings per share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the average number of shares outstanding during the period.

Diluted earnings per share are calculated by dividing the net income attributable to the equity holders of Azul adjusted for the effects of dilutive instrument exercise, by the average number of shares outstanding during the period, adjusted for the effect of all potentially-dilutive common shares.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

22.	Income (loss) per share (Continued)

The following table sets out the calculation of income (loss) per share in thousands, except for values per share:

	December 31, 2013	December 31, 2012	December 31, 2011
Numerator
Net income/(loss) for the year	20,711	(170,842)	(105,451)

Denominator
Weighted average number of common shares	464,482,529	323,976,588	311,203,320
Weighted average number of preferred shares	83,505,526	63,095,423	61,250,000
75 preferred shares(*)	75.0	75.0	75.0
Weighted average number of common equivalent shares	89,698,626	67,415,111	65,399,378
Weighted average number of shares under options and private placement	2,185,940	—	—
Basic net income (loss) per common share	0.01	(0.03)	(0.02)
Diluted net income (loss) per common share	0.01	(0.03)	(0.02)
Basic net income (loss) per preferred share	0.23	(2.53)	(1.61)
Diluted net income (loss) per preferred share	0.23	(2.53)	(1.61)

(*)	Refers to a participation in the total equity value of Company, calculated as if all 464,482,529 common shares outstanding had been converted into 6,193,100 preferred shares at the conversion ratio of 75 common shares to 1.0 preferred share, giving a total of 89,588,180 preferred shares outstanding.

Due to the fact that the Company reported losses for the years ended December 31, 2012 and 2011 there were no dilutive effect related to the share based compensation plan and private placement for these years.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments

The Company has the following financial instruments:

	Book value			Fair value
	December 31,			December 31,
	2013	2012	2011	2013	2012	2011
Assets:
Cash and cash equivalents	546,283	271,116	131,664	546,283	271,116	131,664
Restricted cash	—	84,288	—	—	84,288	—
Short-term investments	110,591	10,672	9,631	110,591	10,672	9,631
Trade and other receivables	431,625	406,697	260,243	431,625	406,697	260,243
Restricted investments(*)	157,483	101,320	50,410	157,483	101,320	50,410
Derivative financial instruments	3,926	1,029	9,164	3,926	1,029	9,164

Liabilities:
Loans and financing(*)(**)	3,034,695	2,989,175	1,439,581	2,827,185	2,911,145	1,409,498
Accounts payable	693,994	464,277	197,411	693,994	464,277	197,411
Other financial liabilities	239,411	116,248	—	239,411	116,248	—
Derivative financial instruments(*)	106,461	60,120	52,003	106,461	60,120	52,003

(*)	Includes current and non-current
(**)	Part of the balance of loans considers the adjusted value by hedged risk of R$46,288 (December 31, 2012—R$8,628 and December 31, 2011 R$25,160) applying fair value hedge accounting rules.

The fair value of cash and cash equivalents, restricted cash, short-term investments, trade and other receivables and accounts payable is close to their respective book value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	December 31,
	2013	2012	2011
Cash flow hedge
Interest rate swap contract	(35,023)	(39,587)	(24,782)
Fair value hedge
Interest rate swap contract	(46,288)	(8,562)	(25,160)
Derivatives not designated as hedge
Forward foreign currency contract	3,926	594	9,164
Foreign currency options	(20,310)	435	—
Swap Interest rate and foreign currency swap	(4,840)	(3,751)	(2,061)
WTI forward contracts	—	(8,220)	—

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Cash flow hedge

As of December 31, 2013, 2012 and 2011, the Company had contracts designated as cash flow hedges to hedge against fluctuations in a portion of the payments of operating leases and loans denominated in a foreign currency. The swap contracts are used to hedge the risk of changes in interest rates.

At December 31, 2013, 2012 and 2011 the positions were:

2013	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	122,518	LIBOR	Fixed rate	25,658
Loans	137,594	LIBOR	Fixed rate	9,365

	260,112			35,023

2012	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	134,855	LIBOR	Fixed rate	28,618
Loans and financing	128,976	LIBOR	Fixed rate	10,969

	263,831			39,587

2011	Reference value	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	156,399	LIBOR	Fixed rate	18,355
Loans and financing	133,545	LIBOR	Fixed rate	6,427

	289,944			24,782

The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and lease commitments. There were no highly probable transactions for which there has been no hedge accounting and no significant element of hedge ineffectiveness that requires recognition in the statement of operations. Fair value changes on cash flow hedges were recorded in accumulated other comprehensive loss against derivative financial instruments in current liabilities.

Changes in the balance of cash flow hedges are detailed below:

	December 31,
	2013	2012	2011
Balance at the beginning of the year	(39,587)	(24,790)	(4,255)
Transactions settled during the year	(9,885)	(156)	(2,180)
Fair value adjustment	14,449	(14,641)	(18,355)

Balance at the end of the year	(35,023)	(39,587)	(24,790)

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Fair value hedge

As of December 31, 2013, the Company had fixed to floating interest rate swap contracts with a notional value of R$496,027 (December 31, 2012—R$225,067 and December 31, 2011—R$256,628). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized loss of R$46,288 (December 31, 2012—R$8,628 and December 31, 2011—R$25,160) which was recorded as financial expenses. The impact on the statement of operations was offset by a positive adjustment on the debt hedged due to use of the fair value hedge accounting rules. There was no material ineffectiveness during the year ended December 31, 2013.

The Company entered into an agreement to borrow an amount of R$19,500 for one year at a cost of 7.2% per year in US dollars. The transaction was structured through a loan agreement with interest of CDI + 5% per year and a swap from CDI + 5% per year to 7.2% fixed per year in US dollars. This transaction was designated as a fair value hedge. As of December 31, 2013 the balance of this instrument was R$697.

Derivatives not designated as hedge accounting

The Company has net exposure to U.S. dollars and therefore entered into currency forward contracts, options and foreign currency swaps. These currency forward contracts are not designated as cash flow hedges, fair value hedges, or net investment hedges, and are related to the currency exposure for a period of less than 12 months.

As of December 31, 2013, the Company had US$85,000 thousand (December 31, 2012—US$115,000 thousand and December 31, 2011—US$114,925) of notional value in foreign currency options, with exchange rates varying from R$2.2417 to R$2.3605 per US$1.00. The total notional amount has a cap that ranges from R$2.30 to R$2.50 per US$1.00. The fair value adjustment of these contracts resulted in the recognition of an unrealized gain of R$3,926 (December 31, 2012—R$1,029 and December 31, 2011—R$0), which is recorded in derivative financial instruments, net in the statement of operation against current liabilities.

As of December 31, 2013, the Company had swap operations with a notional value of R$11,702, the objective of which was to convert short-term investments in foreign currency for one remunerable by a percentage of CDI. At December 31, 2013, the fair value adjustment of this swap resulted in the recognition of an unrealized loss of R$4,840 (December 31, 2012—R$3,751 and December 31, 2011—R$2,061).

The Company entered into an agreement to borrow an amount of R$85,000 for 2 months at a cost of 125% of the CDI per year. The transaction was structured through a loan agreement with interest of 125% of the CDI and a swap from R$ to US$ on the principal amount. As of December 31, 2013 the balance of this loan was R$ 85,000 and the fair value adjustment of this swap contracts resulted in the recognition of an unrealized loss of R$ 19,613.

The Company used to hold derivative contracts not designed as hedges for the purpose of offsetting fuel price increases. These were forward WTI contracts which were used to protect the Company against the volatility in the price of aviation fuel (QAV), which the Company uses in its daily operations.

As of December 31, 2012 the Company had a notional WTI amount of US$44,834 thousand (December 31, 2011—R$0) calculated at prices that ranged from US$97.83 to US$105.27 per barrel. The fair value of these contracts was R$8,220 (December 31, 2011—R$0), which was recorded in current liabilities. As of December 31, 2013, the Company has liquidated all WTI hedge position.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

Financial liabilities at fair value through profit or loss

On December, 23, 2013 the Company concluded a private placement of preferred shares class B, resulting in the issuance of short-term debt in the amount of R$239,411 with mandatory conversion into equity in the event of an IPO.

The fair value of this financial instrument is recorded in the line “Other Financial Liabilities” and was designated as financial liabilities at fair value through profit or loss. If the IPO is not completed within three years of the closing of the private placement, the Company will repay the debt at the value of the principal amount invested plus 72.5% (Note 21).

Measurement of the fair value of financial instruments

The Company applies the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly.

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

	December 31, 2013	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short term investments	199,833	199,833	—	—
Forward foreign currency contract	3,926	—	3,926	—

	December 31, 2013	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Other financial liability(a)	(239,411)			(239,411)
Interest rate swap contract—cash flow hedge	(35,023)	—	(35,023)	—
Interest rate swap contract—fair value option	(46,288)	—	(46,288)	—
Foreign currency options	(4,840)	—	(4,840)	—
Swap Interest rate and foreign currency swap	(20,310)	—	(20,310)	—

	December 31, 2012	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short-term investments(b)	193,960	193,960	—	—
Forward foreign currency contract	594	—	594	—
Foreign currency options	435	—	435	—

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial instruments (Continued)

	December 31, 2012	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Loans and financing(c)	(225,466)	—	(225,466)	—
Interest rate swap	(8,562)	—	(8,562)	—
Other financial liability(d)	(116,248)	—	—	(116,248)
Forward exchange rate contracts—without hedge	(39,587)	—	(39,587)	—
Interest rate swap	(3,751)	—	(3,751)	—
WTI forward contracts	(8,220)	—	(8,220)	—

	December 31, 2011	Level 1	Level 2	Level 3
Assets assessed at fair value

Financial assets at fair value through profit or loss
Short-term investments(b)	125,095	125,095	—	—
Forward exchange rate contracts—without hedge	9,164	—	9,164	—

	December 31, 2011	Level 1	Level 2	Level 3
Liabilities assessed at fair value

Financial liabilities at fair value through profit or loss
Loans and financing(c)	(232,062)	—	(232,062)	—
Interest rate swap	(24,782)	—	(24,782)	—
Interest rate swap	(2,061)	—	(2,061)	—

(a)	Refer the debt of the Company arising of Private Placement, which was designated as financial liabilities at fair value through profit or loss.
(a)	Includes short-term investments and restricted investments.
(c)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
(d)	As of December 31, 2013 the changes in the fair value of these warrants was recognized as financial income in the amount of R$17,884. See Note 5 for details related to these instruments.

24.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from their operations. The Company executes transactions using derivative contracts (currency forward, options, and swaps).

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company´s policy not to participate in any trading of derivatives for speculative purposes.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

a)	Market risk

Market risk is the risk of fluctuation in price of the Company’s assets and liabilities, and the main risk is related to interest rate and foreign exchange exposure. Financial instruments affected by the market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and derivative financial instruments.

Sensitivity analyses were prepared based on the net debt value, the index of fixed interest rates in relation to variable interest rates of debt and derivatives and the proportion of financial instruments in foreign currency which are all constant values existing as of December 31, 2013.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates relates primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of interest rates on its loans, financing and debentures as well as on its operating leases. To mitigate this risk, the Company has used derivatives instruments aimed at minimizing any negative impact of variations in interest rates.

Sensitivity to interest rates

The table below shows the sensitivity to a possible change in interest rates, keeping all other variables constant in the Company’s income before taxes, which is impact by loans payable subject to variable interest rates.

For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 3.63% p.a.

•	CDI based debt: weighted average interest rate of 15.08% p.a.

•	TJLP based debt: weighted average interest rate of 8.22% p.a.

We projected the impact on profit and loss and equity for 2013 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Interest expense	63,969	(63,969)	127,938	(127,938)

a.2)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in exchange rates. The exposure to the Company to changes in exchange rates relates primarily to loans and financing indexed to the U.S. dollar, net of investments in U.S. dollars.

The Company manages its foreign exchange risk by using derivative financial instruments seeking to hedge of its net cash flow, projected for the maximum period of 6 months.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The Company continually monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize risks related to its exposure. At December 31, 2013, 2012 and 2011, the Company has hedges on 60%, 62% and 64%, respectively, on its the exposure on its net position in foreign currency.

The Company’s foreign exchange exposure is shown below:

	December 31,
	2013	2012	2011
Assets
Cash and cash equivalents and short-term investments	62,727	28,495	27,853
Security deposits and maintenance reserves	487,892	275,573	88,189
Other assets	52,290	10,284	1,354

Total assets	602,909	314,352	117,396

Liabilities
Accounts payable	(59,435)	(17,575)	(4,178)
Other financial liability	—	(116,248)	—
Loans and financing	(1,228,617)	(1,094,151)	(437,227)

Total liabilities	(1,288,052)	(1,227,974)	(441,405)

Derivatives (NDF)—notional	199,121	235,003	215,576

Net exposure	(486,022)	(678,619)	(108,433)

Obligation not stated on the financial position

	December 31,
	2013	2012	2011
Future changes stemming from operational leasing	4,920,355	3,601,861	1,375,495

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

Sensitivity to exchange rates

At December 31, 2013, the Company estimated the closing exchange rate of R$2.3426/US$. Based on the projected cash flows for 2013, which includes the effects of the derivatives contract to protect the effects of the exchange rate variation, the Company resulted in foreign exchange gain. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

	25%	-25%	50%	-50%
	R$2.9283/US$	R$1.7570/US$	R$3.5139/US$	R$1.1713/US$
Effect on exchange rate variation	(165,845)	150,160	(344,554)	282,153

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. In 2013, fuel consumption accounted for 37.3% (December 31, 2012—39.7% and December 31, 2011—40.4%) of the operating costs of the Company. The Company manages its risks related to volatility in fuel prices in two ways: by contracting derivative financial instruments (until May, 2013) and through fixed-price contracts directly with a supplier. As part of the protection against fluctuations in fuel prices, the Company may enter into derivative financial instruments. As of December 31, 2013, the Company did not hold any position in derivative financial instruments.

The Company had an exclusive aircraft fuel supply contract with a supplier, which defines the conditions of price and payment, consumption level, including other commercial conditions. According to the assessment made by management, the contract is normal and customary and therefore, contains no embedded derivative instruments.

Fuel price sensitivity

The table below sets out sensitivity for changes in aircraft fuel prices maintaining all other variables constant in the Company’s results.

The analysis utilizes an average price per liter of aircraft fuel and the projected impact on the Company’s income, stemming from a variation of 25% and 50% in the aircraft fuel price, as follows:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Cost of QAV	287,419	(284,882)	573,568	(571,030)

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivable” is comprised of amounts payable by the major credit card companies and also trade receivables from travel agencies, and sales payable in installments. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

In relation to short-term investments and other investments, the policy of the Company is to work with prime institutions.

c)	Liquidity risk

Liquidity risk is the risk of the Company not having sufficient net funds to meet its financial commitments as a result of a mismatch of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, assumptions of future receipts and disbursements are set that are monitored daily by the Company´s treasury department.

The Company applies its funds in highly convertible securities and usually the weighted average term of its debt does not exceed the average weighted term of the investment portfolio.

The Company uses derivative financial instruments with prime banks for management of its cash.

Capital management

The Company’s assets may be financed through equity or third-party capital. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

The use of third-party capital is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. It is important to stress that as a capital-intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector to report a high degree of leverage.

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels. Management includes in the net debt the loans and debentures less cash and cash equivalents, restricted cash, short-term investments and restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans, debentures and operating leases net of cash and cash equivalents, restricted cash, short-term investments and restricted investments. Capital is defined as equity and net indebtedness.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Financial risk management objectives and policies (Continued)

The Company is not subject to any externally imposed capital requirements. The Company defines total capital as total net equity and net debt as detailed below:

	December 31,
	2013	2012	2011
Equity	476,313	351,031	58,382

Cash and cash equivalents	(546,283)	(271,116)	(131,664)
Restricted cash	—	(84,288)	—
Short-term investments	(110,591)	(10,672)	(9,631)
Restricted financial investments	(157,483)	(101,320)	(50,410)
Loans and financing	3,034,695	2,989,175	1,439,581

Net debt	2,220,338	2,521,779	1,247,876

Total capital	2,696,651	2,872,810	1,306,258

25.	Operating revenue

	Year ended December 31,
	2013	2012	2011
Revenue
Passenger revenue	4,895,167	2,547,640	1,617,287
Other revenue	619,621	293,339	183,074

Gross revenue	5,514,788	2,840,979	1,800,361

Taxes levied on
Passenger revenue	(227,625)	(92,989)	(59,031)
Other revenue	(53,008)	(30,635)	(20,103)

Total taxes	(280,633)	(123,624)	(79,134)

Net revenue	5,234,155	2,717,355	1,721,227

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

26.	Financial result

	Year ended December 31,
	2013	2012	2011
Financial income
Interest on short-term investments	10,869	7,499	10,114
Fair value adjustment of other financial liabilities	47,423	—	—
Other	3,400	2,216	3,246

	61,692	9,715	13,360
Financial expenses
Interest on loans	(230,882)	(123,153)	(91,521)
Interest on factoring credit card receivables	(31,499)	(11,697)	(9,160)
Other	(54,081)	(27,825)	(13,692)

	(316,462)	(162,675)	(114,373)
Derivative financial instruments, net	(12,027)	10,009	3,402
Foreign exchange result, net	(105,262)	(37,659)	(32,936)

	(117,289)	(27,650)	(29,534)
Net financial expenses	(372,059)	(180,610)	(130,547)

27.	Commitments

a)	Operating leases

The Company has obligations arising from entering into operating lease agreements for aircraft and engines, totaling 80 aircraft at December 31, 2013 (December 31, 2012—71 and December 31, 2011—27) and 14 engines (December 31, 2012—12 and December 31, 2011—8). The future obligations related to the operating leases are not reflected in the statement of financial position. The lease terms range from 60 to 144 months for Embraer and ATR. Lease payments are adjusted for changes in the U.S. dollar exchange rate. Letters of credit or cash deposits were used to guarantee payments under these agreements.

The future minimum payments of non-cancellable operating leases for aircraft and engines are presented below:

	December 31,
	2013	2012	2011
Up to one year	579,247	419,856	149,114
From one to five years	2,137,842	1,549,049	557,367
More than five years	2,203,266	1,632,956	669,014

	4,920,355	3,601,861	1,375,495

For the year ended December 31, 2013 the lease expense amounted to R$465,317 (For the year ended December 31, 2012 R$183,594 and for the year ended December 31, 2011—R$87,579). The total amount paid for the year ended December 31, 2013 was R$489,490 (December 31, 2012 R$242,065 and December 31, 2011—R$101,399).

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

27.	Commitments (Continued)

Operating lease agreements require that the Company make periodic lease payments and do not include aircraft purchase options at the end of the agreements. These payments are denominated in U.S. dollars and are generally subject to interest at a LIBOR rate.

The operating lease agreements do not have covenants restrictions.

b)	Commitments for future acquisition of aircraft

The Company has contracts for the acquisition of 30 aircraft (December 31, 2012—45 and December 31, 2011—56), where the following future payments will be made:

	December 31,
	2013	2012	2011
Up to one year	723,067	748,763	964,020
More than one year up to five years	1,190,906	1,766,071	1,713,101

	1,913,973	2,514,834	2,677,121

At December 31, 2013, the Company has options for the acquisition of 43 aircraft (December 31, 2012—30 options and December 31, 2011—34 options).

28.	Share-based option plan

The Special Shareholders’ Meeting held on December 11, 2009 approved the Company’s stock option plan. In accordance with the plan, the Remuneration Committee approved, on the same date, the first share-based option plan authorizing the issuance of 2,859,200 options of preferred class B shares for officers, executives, and key employees. The plan is valid for 10 years, and no option may be granted after this period. The fair value of options to purchase shares was estimated on the date of grant of options using the option pricing model Black-Scholes.

For all plans, directors, officers and key employees of the Company were selected by the Compensation Committee in accordance with the eligibility criteria. The plan has a life of 48 months which starts on the grant date. Options granted vest ratably on a monthly basis over the 48 month period.

For the first and third programs once vested, options under these programs may only be exercised following either: (i) the sale of Company or (ii) the pricing of an Initial Public Offering.

For the second program once vested, options under this program may only be exercised following either: (i) annually, (ii) the sale of Company or (iii) the pricing of an Initial Public Offering.

On March 24, 2011, the Remuneration Committee approved the second share-based option plan, authorizing 824,000 options of preferred shares class B. The option exercise price of this second grant was calculated by the Company, using a discounted cash flow method.

Due to the granting of the additional options arising from the second program, the Special Shareholders’ Meeting held on April 27, 2011 approved an amendment to the Company’s charter authorizing a capital increase up to 3,683,200 preferred shares class B and also approved a change of the total number of shares to be limited to 3,683,200 preferred class B shares.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

28.	Share-based option plan (Continued)

Subsequently, in the meeting held on April 5, 2011, the Remuneration Committee approved the termination of the first program period and created the third share-based option plan, which authorizes the issuance of stock options on 342,800 preferred class B shares remaining from the first program. The exercise price per share for the options granted in the third program is R$12.88.

The assumptions used in valuing the options are listed below:

	1st program	2nd program	3rd program
Total options granted	2,516,400	778,000	328,000
Total options vested	2,444,125	458,934	172,572
Option exercise price	R$6.83	R$12.88	R$12.88
Option fair value as of grant date	R$3.85	R$8.32	R$8.32
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Duration of the option (in years)	10	10	10
Average term (in years)	7	7	7

Share options at December 31, 2013 are as follows:

	Share options	Weighted average price for the year
Balance at December 31, 2010	2,516,400	R$	6.83
Granted	850,000	R$	12.88

Balance at December 31, 2011	3,366,400	R$	8.35
Granted	248,000	R$	12.88

Balance at December 31, 2012	3,614,400	R$	9.24
Granted	8,000	R$	12.88

Balance at December 31, 2013	3,622,400	R$	9.27

The estimated volatilities were calculated based on historical volatility of airline shares listed on the Brazilian stock exchanges.

29.	Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s legal counsel’s opinion, Management believes that the provisions for risks are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court. These provisions are as follows:

	December 31,
	2013	2012	2011
Taxes	22,319	7,805	—
Civil	45,233	29,148	2,699
Labor	6,863	7,013	63

	74,415	43,966	2,762

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

29.	Provision for taxes, civil and labor risks (Continued)

Changes in these provisions are as follows:

	Taxes	Civil	Labor	Total
At December 31, 2011	—	2,699	63	2,762

Effects of consolidation of TRIP’s	7,805	21,734	6,951	36,490
Provisions recognized	—	8,120	173	8,293
Utilized provisions	—	(3,405)	(174)	(3,579)

At December 31, 2012	7,805	29,148	7,013	43,966

Provisions recognized	14,514	39,707	5,504	59,725
Utilized provisions	—	(23,622)	(5,654)	(29,276)

At December 31, 2013	22,319	45,233	6,863	74,415

The Company’s management, together with its legal counsel, analyzes the proceedings on a case-by-case basis and records the amount of the provision for labor, civil and tax risks based on the probable cash disbursement for the related proceedings.

a)	Taxes proceedings: Among other tax proceedings the Company is arguing in court the non-levy of tax on goods and services (“ICMS”) related to the importation of aircraft, engines, and flight simulators under leases without option to purchase. These lease agreements involve lessors domiciled abroad. In the opinion of the management of the Company, the agreements expressly obligate the Company to the return of the property to the lessor. Based on the Company´s evaluation, management does not believe these transactions are subjected to taxation.

The estimated aggregate value of pending judicial disputes related to non-levy of ICMS on imports above-mentioned is R$109,149 at December 31, 2013 (December 31, 2012—R$106,923 and December 31, 2011—R$104,110) not including interest and penalty charges. The Company, based on the assessment made by its legal advisors, believes that the chances of loss are remote, and therefore, no provision was recorded for such amounts.

The Company also presents tax claims related to the discussion of non-levy of PIS/COFINS.

The Company does not have tax cases with possible risk of losses.

b)	Civil lawsuits: The Company is part of various types of civil lawsuits, related to compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, and others.

The total amount assessed as for the possible risk of losses is R$5,972 at December 31, 2013 (December 31, 2012—R$1,417 and December 31, 2011—R$658), for which no provision was recorded. None of the lawsuits are individually material.

c)	Labor lawsuits: The Company is part of various types of labor lawsuits, related to overtime, additional health related payments and safety related payments and others.

The total amount assessed as for the possible risk of losses is R$7,384 at December 31, 2013 (December 31, 2012—R$1,053 and December 31, 2011—R$258), for which no provision was recorded. None of the lawsuits are individually material.

Azul S.A.

Notes to consolidated financial statements (Continued)

December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise indicated)

29.	Provision for taxes, civil and labor risks (Continued)

d)	Administrative proceedings: On April 2, 2012 the Company filed a declaratory action with no request for injunctive relief in order to suspend the payment of claims relating to air navigation fees. The Company maintains an allowance for unpaid amounts, and as of December 31, 2013 the amount was R$175,162 (December 31, 2012—R$25,666), recorded in accounts payable. The related expenses were recorded as “Other operating expenses” in the statement of operations.

Although the result of these actions and proceedings cannot be predicted, in the opinion of management supported by its legal advisors, final judgment will not have a material adverse effect on the operating results.

e)	Business combination: In accordance with IFRS 3, in a business combination, the acquirer shall recognize at the acquisition date a contingent liability assumed if it is a present obligation that arises from past events and its fair value can be measured reliably. The Company identified during the acquisition of TRIP a contingent liability related to civil claims in the amount of R$2,306 (December 31, 2012—R$3,390), labor claims amounting to R$324 (December 31, 2012—R$332) and taxes amounting R$6,632 (December 31, 2012—R$6,480) which likelihood of loss was determined as possible, recognizing a liability assumed for purposes of business combination accounting.

30.	Insurance

The Company seeks support from insurance consultants in the market in order to establish coverage compatible with its size and operations. The coverage, as of December 31, 2013, for the following types according to the insurance policies is:

Type	Insured amounts
Fire—property and equipment	215,562
Civil liabilities	1,838,941

The auditor’s scope does not include a report on the reasonableness of the insurance coverage.

31.	Subsequent events

On January 10, 2014 the National Union of Aeronauts (SNA) approved during an Extraordinary General Meeting a unified payment agreement for ALAB´s and TRIP´s pilots and flight attendants. This decision allows the Company to conclude the integration of its operations and is expected to yield additional economies of scale and increase productivity for its flight crews. In addition, the Company expects to incur a total of R$48,125 of non-recurring expenses as a result of these settlement in 2014.

On January 28, 2014, ALAB received this proposal accepted under firm guarantee for the renegotiation of the third debentures issuance, extending its maturity to October 2016 and amortizing its principal in four quarterly installments, the first one in January 2016. Interest rates remain at 127% of the CDI.

Financial Statements

TRIP Linhas Aéreas S.A.

Period ended November 30, 2012 and year ended

December 31, 2011, 2010 and January 1, 2010

with Independent Auditor’s Report

TRIP LINHAS AÉREAS S.A.

FINANCIAL STATEMENTS

Period ended November 30, 2012 and year ended December 31, 2011, 2010 and January 1, 2010

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Trip Linhas Aéreas S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of TRIP Linhas Aéreas S.A., which comprise the statements of financial position of Trip Linhas Aéreas S.A. as of November 30, 2012, December 31, 2011 and 2010 and January 1, 2010, and the related statements of operations, comprehensive income (loss), changes in equity, and cash flows for the eleven month period ended November 30, 2012 and each of the two years in the period ended December 31, 2011, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRIP Linhas Aéreas S.A. as of November 30, 2012, December 31, 2011 and 2010 and January 1, 2010, and the results of its operations and its cash flows for the eleven month period ended November 30, 2012 and each of the two years in the period ended December 30, 2011, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Restatement of Prior Period Financial Statements

As discussed in Note 3 to the financial statements, the financial statements for the years ended December 31, 2011 and 2010 and January 1, 2010 have been restated for the correction of errors and changes in accounting policies. Our opinion is not modified with respect to this matter.

São Paulo, Brazil

March 20, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC2SP015199/O-8

Luciano Neris

Accountant

CRC-1PA007729/O-8-S-SP

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF FINANCIAL POSITION

AS AT NOVEMBER 30, 2012 AND DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
		(Restated)	(Restated)	(Restated)
Assets
Current assets
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash (Note 6)	55,885	—	—	—
Short-term investments (Note 7)	25,474	56,448	62,843	5,263
Trade and other receivables (Note 9)	114,985	132,957	66,298	63,297
Inventories (Note 10)	40,447	39,620	27,353	25,321
Taxes recoverable	4,521	986	2,287	3,288
Prepaid expenses (Note 11)	9,638	13,691	21,868	13,133
Derivative financial instruments (Note 20)	—	12,746	—	—
Other current assets	502	651	740	509

Total current assets	253,119	260,492	183,281	119,495

Non-current assets
Restricted investments (Note 8)	7,041	49,658	24,845	12,880
Security deposits and maintenance reserves (Note 13)	94,939	52,468	43,495	11,826
Prepaid expenses (Note 11)	20,439	16,949	14,404	11,631
Other non-current assets	100	100	267	6,653
Property and equipment (Note 14)	718,758	757,446	623,985	513,619
Intangible assets (Note 15)	57,954	63,566	58,983	55,357

Total non-current assets	899,231	940,187	765,979	611,966

Total assets	1,152,350	1,200,679	949,260	731,461

Liabilities and shareholders’ equity
Current liabilities
Loans and financing (Note 17)	232,406	134,372	56,672	45,172
Loans—reclassified as current due to default (Note 17)	86,568	86,844	—	—
Accounts payable	146,685	86,026	51,118	59,690
Air Traffic Liabilities	52,823	97,116	72,795	47,018
Salaries, wages and benefits	58,749	41,708	25,548	16,620
Insurance premiums payable	3,133	7,315	3,896	3,018
Derivative financial instruments (Note 20)	8,220	—	—	—
Taxes payable	67,137	63,055	46,238	23,206
Other current liabilities	5,196	8,355	4,521	8,545

Total current liabilities	660,917	524,791	260,788	203,269

Non-current liabilities
Taxes payable	—	115	4,482	6,337
Loans and financing (Note 17)	686,133	717,546	536,680	395,877
Provision for legal claims (Note 25)	15,528	9,342	5,281	5,666
Provision for return of aircrafts and engines (Note 18)	8,554	4,533	1,585	563
Payable to related parties (Note 12)	102,617	—	—	—
Other non-current liabilities	—	—	965	15,279

Total non-current liabilities	812,832	731,536	548,993	423,722

Shareholders’ equity (Note 19)
Issued capital	84,166	84,166	84,166	80,542
Capital reserve	83,940	83,940	83,940	69,654
Accumulated other comprehensive income	—	12,746	—	—
Accumulated losses	(489,505)	(236,500)	(28,627)	(45,726)

	(321,399)	(55,648)	139,479	104,470

Total liabilities and shareholders’ equity	1,152,350	1,200,679	949,260	731,461

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF OPERATIONS

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais, except when otherwise indicated)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Operating revenue (Note 22)
Passenger revenue	1,249,690	949,470	663,497
Other revenue	160,339	127,844	88,597

	1,410,029	1,077,314	752,094
Operating expenses
Aircraft fuel	(481,006)	(358,470)	(176,644)
Salaries, wages and benefits	(292,838)	(264,950)	(168,682)
Aircraft and other rent	(140,255)	(76,640)	(45,742)
Maintenance materials and repairs	(118,122)	(98,168)	(36,426)
Landing fees	(80,538)	(47,392)	(23,804)
Sales and marketing	(66,750)	(26,235)	(16,815)
Depreciation and amortization	(61,701)	(68,345)	(55,310)
Traffic and customer servicing	(54,475)	(53,191)	(39,409)
Other operating expenses	(245,508)	(183,295)	(118,553)

	(1,541,193)	(1,176,686)	(681,385)

Operating (loss) income	(131,164)	(99,372)	70,709
Financial result (Note 23)
Financial income	4,244	7,541	4,429
Financial expenses	(91,792)	(87,327)	(57,220)
Derivative financial instruments	(87)	(634)	—
Foreign currency exchange, net	(34,206)	(28,081)	8,034

Income /(loss) before income tax and social contribution	(253,005)	(207,873)	25,952

Income tax and social contribution current (Note 16)	—	—	(8,853)

Income/ (loss) for the period/year	(253,005)	(207,873)	17,099

Basic and diluted earnings/(loss) per common share—R$	(3.25)	(2.67)	0.22
Basic and diluted earnings/(loss) per preferred share—R$	(40.08)	(32.93)	2.71

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Income/(loss) for the year	(253,005)	(207,873)	17,099
Net movement on the cash flow hedge	(12,746)	12,746	—

Total comprehensive income/ (loss) for the year	(265,751)	(195,127)	17,099

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF CHANGES IN EQUITY

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Accumulated other comprehensive income (cash flow hedge reserve)	Accumulated losses	Total
January 1, 2010 (Restated)	80,542	69,654	—	(45,726)	104,470
Capital increase	3,624	14,286	—	—	17,910
Total comprehensive income	—	—	—	17,099	17,099

December 31, 2010 (Restated)	84,166	83,940	—	(28,627)	139,479
Total comprehensive loss	—	—	12,746	(207,873)	(195,127)

December 31, 2011 (Restated)	84,166	83,940	12,746	(236,500)	(55,648)
Total comprehensive loss	—	—	(12,746)	(253,005)	(265,751)

November 30, 2012	84,166	83,940	—	(489,505)	(321,399)

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

STATEMENTS OF CASH FLOW

ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2012 AND

YEAR ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais)

	November 30, 2012	December 31, 2011	December 31, 2010
		(Restated)	(Restated)
Cash flows from operating activities
Income / (loss) for the period/year	(253,005)	(207,873)	17,099
Adjustments to reconcile net loss to cash flows provided by (used for) operating activities
Depreciation and amortization	61,701	68,345	55,310
Interest and exchange variations on assets and liabilities	81,775	63,484	16,879
Results from derivative financial instruments	8,220	—	—
Write-off of capital expenditures	28,544	9,366	4,203
Allowance for doubtful accounts, net	16,893	22,891	212
Provision for legal claims	6,186	4,061	(385)
Provision for obsolescence	810	1,767	205
Provision for return of aircrafts	4,021	2,949	1,023
Changes in operating assets and liabilities
Trade and other receivables	1,079	(89,549)	(3,213)
Inventories	(1,637)	(14,034)	(2,237)
Taxes recoverable	(3,535)	1,302	1,001
Security deposits and maintenance reserves	(28,708)	(4,752)	(33,775)
Prepaid expenses	563	5,632	(11,508)
Related parties	102,617	—	—
Other assets	151	252	6,153
Accounts payables	60,659	34,907	(8,572)
Salaries, wages and benefits	17,041	16,161	8,928
Insurance premiums payable	(4,182)	3,419	878
Taxes payable	3,967	12,449	21,177
Air Traffic Liabilities	(44,293)	24,321	25,777
Other liabilities	(3,161)	2,869	(18,338)
Interest paid	(78,992)	(59,130)	(38,127)

Cash provided by (used for) operating activities	(23,286)	(101,163)	42,690
Cash flows from investing activities
Short-term investment	30,974	(24,812)	(57,580)
Restricted investment	42,617	6,395	(11,964)
Restricted cash	(55,885)	—	—
Capital expenditures	(45,945)	(215,755)	(173,505)

Net cash used in investing activities	(28,239)	(234,172)	(243,049)
Cash flows from financing activities
Loans
Proceeds	259,183	586,485	186,960
Repayment	(209,384)	(249,649)	(11,303)
Capital increase	—	—	17,910

Net cash generated by financing activities	49,799	336,836	193,567
Increase (decrease) in cash and cash equivalents	(1,726)	1,501	(6,792)
Cash and cash equivalents at the beginning of the year	3,393	1,892	8,684

Cash and cash equivalents at the end of the year	1,667	3,393	1,892

The accompanying notes are an integral part of these financial statements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

TRIP Linhas Aéreas S.A. (herein after referred as “Company”) was incorporated on July 18, 1997 and is headquartered in the city of Campinas, São Paulo. Its operation was authorized on February 18, 1998.

The Company’s purpose is to explore regular air transportation services for passengers and/or freight, as well as supplemental passenger activities for passengers, freight and/or air mail, air taxi, maintenance and repair of aircraft, engines, components and parts, hangar services, apron services, cleanliness of aircraft and flight attendant’s supplies.

On May 25, 2012, the shareholders of the Company and Azul S.A. (“Azul”) signed an agreement for the acquisition of 100% of the share capital of the Company by Azul.

On November 22, 2012, the Brazilian National Civil Aviation (‘’ANAC’’) approved the acquisition of the Company by Azul S.A., which became the 100% shareholder of the Company and on November 30, Azul S.A. took control of the financial and operating policies of the Company.

The acquisition was a share for share exchange without transfer of cash. Azul S.A. issued new shares to TRIP´s shareholders, who became owners of 30.69% of the Azul S.A total shares.

The Council of the Administrative Council Economic Defense (“CADE”) gave pre-approval of the acquisition in November 2012. Final CADE approval was received on March 6, 2013, however this approval requirement was assessed as being perfunctory by management for the purposes of assessing control given that pre-approval by the CADE Council and approval by ANAC had already occurred.

2.	Basis of presentation of financial statements

The financial statements were approved in the executive board meeting held on March 20, 2013.

The financial statements were prepared in Brazilian Reais, which is the functional currency of the Company. The financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company has adopted all standards, and interpretations issued by the IASB and the IFRS Interpretation Committee that were in effect on November 30, 2012. The financial statements were prepared using the historical cost basis, except for valuation of certain financial instruments asset and liabilities which are measured at fair value.

The November 30, 2012 financial statements were prepared considering an 11 month period for 2012 and 12 month periods for prior years. The November 30, 2012 financial statements relate to the period prior to the acquisition of the Company by Azul S.A. (refer to note 1 for details). After November 30, 2012 the Company is included in the consolidated financial statements of Azul S.A.

3.	Restatement of financial statements

In 2012, the Company has restated the financial statements for the years ended December 31, 2011, 2010, and January 1, 2010 in accordance with IAS 8 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

The restatement addresses the correction of errors and changes in accounting policies. There was no change on the estimates that existed at those balance sheet dates.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

The column “Adjustments” represents impacts on the statements of operations, whereas the “Reclassifications” column does not impact in statement of operations

Details of the adjustments and their effects are shown below:

3.1.	Opening Balance Sheet at January 1, 2010

	January 1, 2010
Assets	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current assets
Cash and cash equivalents	26,827	—	(18,143)	8,684
Short-term investments	—	—	5,263	5,263
Trade and other receivables	61,417	—	1,880	63,297
Inventories (i)	36,571	(3,000)	(8,250)	25,321
Taxes recoverable	3,288	—	—	3,288
Prepaid expenses (ii)	5,507	295	7,331	13,133
Other assets	1,470	—	(961)	509

Total current assets	135,080	(2,705)	(12,880)	119,495

Non-current assets
Restricted financial investments	—	—	12,880	12,880
Security deposits and maintenance reserves (iii)	5,311	6,515	—	11,826
Prepaid expenses (ii)	9,800	1,831	—	11,631
Deferred tax (iv)	11,828	(11,828)	—	—
Other non-current assets	6,653	—	—	6,653
Property and equipment (v)/(vi)	516,638	(2,367)	(652)	513,619
Intangible assets	54,705	—	652	55,357

Total non-current assets	604,935	(5,849)	12,880	611,966

Total assets	740,015	(8,554)	—	731,461

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.1.	Opening Balance Sheet at January 1, 2010 (Continued)

	January 1, 2010
Liabilities and shareholders’ equity	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current liabilities
Loans and financing	50,209	—	(5,037)	45,172
Accounts payable	49,356	(872)	11,206	59,690
Air Traffic Liabilities (viii)	43,597	(2,442)	5,863	47,018
Salaries, wages and benefits	20,861	—	(4,241)	16,620
Insurance premiums payable	—	—	3,018	3,018
Taxes payable (ix)	—	20,708	2,498	23,206
Other current liabilities	18,691	—	(10,146)	8,545

Total current liabilities	182,714	17,394	3,161	203,269

Non-current liabilities
Taxes payable	6,337	—	—	6,337
Loans and financing	392,137	—	3,740	395,877
Provision for legal claims	5,666	—	—	5,666
Accounts payable	18,445	—	(18,445)	—
Provision for return of aircrafts (x)	—	563	—	563
Deferred tax (iv)	18,969	(18,969)	—	—
Other non-current liabilities	3,735	—	11,544	15,279

Total non-current liabilities	445,289	(18,406)	(3,161)	423,722

Shareholders’ equity
Issued capital	80,542	—	—	80,542
Capital reserve	69,709	(55)	—	69,654
Accumulated losses	(38,239)	(7,487)	—	(45,726)

	112,012	(7,542)	—	104,470

Total liabilities and shareholders’ equity	740,015	(8,554)	—	731,461

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Balance Sheet at December 31, 2010

	2010
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Assets
Current assets
Cash and cash equivalents	1,892	—	—	1,892
Short-term investments	87,688	—	(24,845)	62,843
Trade and other receivables	63,994	—	2,304	66,298
Inventories (i)	43,809	(3,204)	(13,252)	27,353
Taxes recoverable	2,305	—	(18)	2,287
Prepaid expenses (ii)	7,411	600	13,857	21,868
Other current assets	4,472	—	(3,732)	740

Total current assets	211,571	(2,604)	(25,686)	183,281

Non-current assets
Restricted financial investments	—	—	24,845	24,845
Security deposits and maintenance reserves (iii)	22,788	20,974	(267)	43,495
Prepaid expenses (ii)	15,659	(1,583)	328	14,404
Deferred tax (iv)	18,771	(18,771)	—	—
Other non-current assets	—	—	267	267
Property and equipment (v)/(vi)	530,101	92,481	1,403	623,985
Intangible assets	60,385	—	(1,402)	58,983

Total non-current assets	647,704	93,101	25,174	765,979

Total assets	859,275	90,497	(512)	949,260

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Balance Sheet at December 31, 2010 (Continued)

	2010
Liabilities and shareholders’ equity	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Current liabilities
Loans and financing (vi)	51,237	12,537	(7,102)	56,672
Accounts payable	45,012	(775)	6,881	51,118
Air Traffic Liabilities (viii)	71,865	(4,157)	5,087	72,795
Salaries, wages and benefits	13,444	—	12,104	25,548
Insurance premiums payable	—	—	3,896	3,896
Taxes payable (ix)	35,838	34,333	(23,933)	46,238
Other current liabilities	—	—	4,521	4,521

Total current liabilities	217,396	41,938	1,454	260,788

Non-current liabilities
Taxes payable	—	—	4,482	4,482
Loans and financing (vi)	459,434	74,211	3,035	536,680
Provision for legal claims	5,281	—	—	5,281
Provision for return of aircrafts (x)	—	1,585	—	1,585
Deferred tax (iv)	16,846	(16,846)	—	—
Other non-current liabilities	10,448	—	(9,483)	965

Total non-current liabilities	492,009	58,950	(1,966)	548,993

Shareholders’ equity
Issued capital	84,166	—	—	84,166
Capital reserve	83,995	(55)	—	83,940
Accumulated losses	(18,291)	(10,336)	—	(28,627)

	149,870	(10,391)	—	139,479

Total liabilities and shareholders’ equity	859,275	90,497	(512)	949,260

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.2.	Statement of operations at December 31, 2010 (Continued)

	2010
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Operating revenue
Passenger revenue	718,816	—	(55,319)	663,497
Other revenue (viii)	—	1,404	87,193	88,597

	718,816	1,404	31,874	752,094
Aircraft fuel	(180,093)	—	3,449	(176,644)
Salaries, wages and benefits	(185,578)	—	16,896	(168,682)
Aircraft and other rent (x)	(50,150)	3,286	1,122	(45,742)
Maintenance materials and repairs (i)/(iii)/(v)	(50,368)	14,255	(313)	(36,426)
Landing fees	(105,837)	—	82,033	(23,804)
Traffic and customer servicing	(23,804)	—	(15,605)	(39,409)
Sales and marketing	—	—	(16,815)	(16,815)
Depreciation and amortization (vi)	(51,864)	(1,179)	(2,267)	(55,310)
Other operating income (expenses) (ii)	(9,432)	(10,484)	(98,637)	(118,553)

	(657,126)	5,878	(30,137)	(681,385)
Operating (loss) income	61,690	7,282	1,737	70,709
Financial result
Financial income	8,753	—	(4,324)	4,429
Financial expenses	(57,553)	—	333	(57,220)
Foreign currency exchange, net (vi)	—	5,152	2,882	8,034

Loss before income tax and social contribution	12,890	12,434	628	25,952

Income tax and social contribution current (ix)	(2,008)	(6,217)	(628)	(8,853)
Income tax and social contribution deferred (iv)	9,066	(9,066)	—	—

Income/(Loss) for the year	19,948	(2,849)	—	17,099

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Balance Sheet at December 31, 2011

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Assets
Current assets
Cash and cash equivalents	3,393	—	—	3,393
Short-term investments	106,106	—	(49,658)	56,448
Trade and other receivables (vii)	148,492	(22,837)	7,302	132,957
Inventories (i)	46,582	(12,925)	5,963	39,620
Taxes recoverable	986	—	—	986
Prepaid expenses (ii)	15,469	(208)	(1,570)	13,691
Derivative financial instruments	12,746	—	—	12,746
Other current assets	7,022	—	(6,371)	651

Total current assets	340,796	(35,970)	(44,334)	260,492

Non-current assets
Restricted financial investments	—	—	49,658	49,658
Security deposits and maintenance reserves (iii)	34,504	18,038	(74)	52,468
Prepaid expenses (ii)	14,687	1,935	327	16,949
Deferred tax (iv)	66,459	(66,459)	—	—
Other non-current assets	—	—	100	100
Property and equipment (v)/(vi)	660,489	101,832	(4,875)	757,446
Intangible assets	66,541	—	(2,975)	63,566

Total non-current assets	842,680	55,346	42,161	940,187

Total assets	1,183,476	19,376	(2,173)	1,200,679

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Balance Sheet at December 31, 2011 (Continued)

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Liabilities and shareholders’ equity
Current liabilities
Loans and financing (vi)	131,420	32,696	(29,744)	134,372
Loans—reclassified as current due to default	—	—	86,844	86,844
Accounts payable (xi)	75,540	657	9,829	86,026
Air Traffic Liabilities (viii)	102,169	(10,736)	5,683	97,116
Salaries, wages and benefits	21,507	—	20,201	41,708
Insurance premiums payable	—	—	7,315	7,315
Taxes payable (ix)	54,165	50,682	(41,792)	63,055
Other current liabilities	—	—	8,355	8,355

Total current liabilities	384,801	73,299	66,691	524,791

Non-current liabilities
Taxes payable	115	—	—	115
Loans and financing (vi)	711,315	75,095	(68,864)	717,546
Provision for legal claims (xii)	3,789	5,553	—	9,342
Deferred tax (iv)	10,198	(10,198)	—	—
Provision for return of aircrafts (x)	—	4,533	—	4,533

Total non-current liabilities	725,417	74,983	(68,864)	731,536

Shareholders’ equity
Issued capital	84,166	—	—	84,166
Capital reserve	83,995	(55)	—	83,940
Other comprehensive loss	12,746	—	—	12,746
Accumulated losses	(107,649)	(128,851)	—	(236,500)

	73,258	(128,906)	—	(55,648)

Total liabilities and shareholders’ equity	1,183,476	19,376	(2,173)	1,200,679

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Statement of operations December 31, 2011 (Continued)

	2011
	As Reported	Adjustments	Reclassifications (xiii)	As Adjusted
Operating revenue
Passenger revenue (viii)	1,064,888	6,579	(121,997)	949,470
Other revenue (viii)	—	(5,365)	133,209	127,844

	1,064,888	1,214	11,212	1,077,314
Aircraft fuel (xi)	(352,009)	(7,754)	1,293	(358,470)
Salaries, wages and benefits	(299,694)	—	34,744	(264,950)
Aircraft and other rent (x)	(105,929)	7,961	21,328	(76,640)
Maintenance materials and repairs (i)/(iii)/(v)	(85,856)	(8,438)	(3,874)	(98,168)
Landing fees	(99,520)	—	52,128	(47,392)
Sales and marketing	—	(1,438)	(24,797)	(26,235)
Depreciation and amortization (vi)	(60,433)	(4,728)	(3,184)	(68,345)
Traffic and customer servicing	(57,999)	—	4,808	(53,191)
Other operating income (expenses) (ii)/(xii)	(55,147)	(42,235)	(85,913)	(183,295)

	(1,116,587)	(56,632)	(3,467)	(1,176,686)
Operating (loss) income	(51,699)	(55,418)	7,745	(99,372)
Financial result
Financial income	—	—	7,541	7,541
Financial expenses (vi)	(99,017)	4,548	7,142	(87,327)
Derivative financial instruments	7,022	—	(7,656)	(634)
Foreign currency exchange, net (vi)	—	(13,309)	(14,772)	(28,081)

Loss before income tax and social contribution	(143,694)	(64,179)	—	(207,873)

Income tax and social contribution current	—	—	—	—
Income tax and social contribution deferred (iv)	54.336	(54,336)	—	—

Income/ (Loss) for the year	(89,358)	(118,515)	—	(207,873)

(i)	The Company identified the need to record a provision for obsolete inventory as at December 31, 2011, December 31, 2010 and January 1, 2010 in order to value inventories at the lower of cost and net realizable value. This adjustment was recorded against the line item ‘’maintenance materials and repairs’’ in the statement of operations for the years ended December 31, 2011 and 2010.

(ii)	The Company did not record lease payments under operating leases as an expense on a straight-line basis in the years ended December 31, 2011 and 2010. Therefore adjustments have been recorded in order to correct operating lease expenses in those years and also to correct the related balance sheet accounts as at January 1, 2010, December 31, 2010 and December 31, 2011.

(iii)

In the years ended December 31, 2011 and 2010 the Company expensed payments related to maintenance deposits paid to aircraft lessors. However, these deposits are reimbursable by the lessor and, therefore represent an asset. The Company reversed the relevant expense in the years

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Year ended December 31, 2011 (Continued)

ended December 31, 2011 and 2010 and recorded the recoverable amount of the deposit in non-current assets as at December 31, 2011, December 31, 2010 and January 1, 2010.

(iv)	As at December 31, 2011, December 31, 2010 and January 1, 2010 the Company recorded deferred tax assets even though it was not probable that there would be taxable profits in future periods against which the deductible temporary differences could be utilized. The Company has therefore written off these amounts.

(v)	The Company identified that certain costs and training benefits relating to the years ended December 31, 2011 and 2010, as well as agreements and transactions with aircraft manufacturers, which had not been recorded in the statement of operations. The unrecorded expenses have now been recorded for years ended December 31, 2011 and 2010 and the benefit has been recorded as an adjustment to Property and Equipment.

(vi)	The Company identified three aircraft classified as operating leases which should have been classified as finance leases as at December 31, 2011, December 31, 2010 and January 1, 2010, since the risks and rewards for the underlying leased items were transferred to the Company. As a result, the Company has recognized these aircrafts as Property, Plant and Equipment at their fair value on the acquisition date, with a corresponding liability related to the future lease payments as at December 31, 2011, December 31, 2010 and January 1, 2010. Corresponding adjustments were recorded to increase depreciation expense, reduce Aircraft and other rent, increase interest expense and adjusts foreign currency exchange (contracts are denominated in US dollars).

(vii)	As at December 31, 2011, December 31, 2010 and January 1, 2010, the Company did not record a provision for doubtful accounts based on all the information on collectability available to management at the time. An increased provision has therefore been recorded as at these dates, with corresponding adjustments to the statement of operations for the years ended December 31, 2011 and 2010.

(viii)	The Company revised its policy to recognize “breakage” revenue, upon departure of the related flight, from those ticket fares that are expected to expire unused. This change in accounting policy was applied retrospectively as determined by IAS 8 resulting in an increase of revenue for the years ended December 31, 2011 and 2010 and a decrease in air traffic liability as at December 31, 2011, December 31, 2010 and January 1, 2010

(ix)	The Company has reassessed its tax position as at December 31, 2011, December 31, 2010 and January 1, 2010 to take account of the effects of the restatement adjustments and other matters. A corresponding adjustment has been recorded to income tax expense for the years ended December 31, 2011 and 2010.

(x)	Some operating lease contracts require that the aircraft shall be returned at the end of the contract in an agreed upon condition, however no provision was recorded as at December 31, 2011, December 31, 2010 and January 1, 2010. The Company has now recorded an appropriate provision at these dates and recorded an adjustment to Aircraft and other rent for the years ended December 31, 2011 and 2010.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Restatement of financial statements (Continued)

3.3.	Year ended December 31, 2011 (Continued)

(xi)	The Company identified an adjustment as at December 31, 2011 related to the non-accrual fuel supplied by but not invoiced. The Company has now recorded an appropriate provision at this date and recorded an adjustment to Aircraft fuel for the year ended December 31, 2011.

(xii)	The Company identified certain civil, labor, and tax lawsuits with probable loss which were not provided for as at December 31, 2011. As a result, the Company recorded an appropriate provision at this date and recorded an adjustment to Other operating income (expenses) for the year ended December 31, 2011.

(xiii)	The Company also reclassified some of the items included in the balance sheets in order to conform to the requirements of IAS 1. These reclassifications were comprised mainly of current vs. non-current and offsetting adjustments. The reclassifications in the statement of operations were to reflect industry practice and for comparability purposes with the information disclosed in the 2012 statement of operations.

4.	Significant accounting policies

4.1.	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short term cash commitments and not for investments and other purposes. The Company consider as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company includes instruments with maturities when purchased of less than three months as cash equivalents.

4.2.	Financial instruments—initial recognition and subsequent measurement

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale, or derivatives classified as effective hedge instruments, as applicable.

The Company determines the classification of its financial assets upon initial recognition when it becomes party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

The financial assets of the Company include cash and cash equivalent, short-term investments, restricted investments, trade and other receivables, loans and other receivables, as well as derivative financial instruments.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification.

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of short term sale. This category includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Financial assets at fair value through profit or loss are presented on the balance sheet at fair value, with corresponding gains or losses recognized in the statements of operations.

The Company classifies financial assets at fair value through profit or loss, because it intends to trade them in the short term. When the Company is unable to trade these financial assets due to inactive markets, and management’s intention of selling them in the near future undergoes significant changes, the Company may choose to reclassify them. Reclassification to loans and receivables, available for sale or held to maturity depends on the nature of the asset. Financial assets designated at fair value through profit or loss using the fair value option at the moment of presentation cannot be reclassified after initial recognition.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed in an active market. After initial measurement, these financial assets are recorded at amortized cost using the effective interest method, less impairment losses. The amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. The amortization of the effective interest method is recorded as financial income in the statements of operations. Impairment losses are recognized as financial expenses in the statements of operations.

Trade and other receivable are initially recorded at fair value (including a present value adjustment if there are extended credit terms). An allowance for doubtful accounts is made with the estimate being based on various factors including customer profile and the age of individual debt. Information regarding the details of trade accounts receivable and changes in the allowance for doubtful accounts are detailed in Note 9.

Derecognition

Financial assets (or, where appropriate, part of a financial asset or part of a group of similar financial assets) are written-off when:

•	The rights to receive cash flows from the assets have expired;

•

The Company has transferred its rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or substantially all the risks and benefits related to the assets, but has transferred control of the assets.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

When the Company has transferred its rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company.

In this case, the Company also recognizes an associated liability. The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

(ii)	Impairment of financial assets

At every balance sheet date, the Company assesses if there is any objective evidence of impairment of financial assets or groups of financial assets. A financial asset or group of financial assets is considered impaired, if there is objective evidence of a lack of recoverability as the result of one or more events that occurred after initial recognition (“loss event”) and when this event has an impact on future estimated cash flows of a financial asset that can be reasonably estimated.

Evidence of impairment loss may include an indication that counterparties are experiencing significant financial difficulty, late payments, defaults, bankruptcy or a likelihood that these entities will file for bankruptcy or other types of financial reorganization.

Financial assets at amortized cost

In relation to financial assets shown at amortized cost, the Company initially assesses if there is clear evidence of impairment loss for each financial asset that is individually significant, or groups of financial assets that are not individually significant but remain significant as a whole. If the Company concludes that there is no evidence of any impairment loss on an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and jointly assessed in relation to impairment losses. Assets that are individually assessed for impairment losses and for which an impairment loss continues to be recognized are not included in any joint assessment of impairment losses.

When there is clear evidence of an incurred impairment loss, the amount is measured as the difference between the book value of the assets and present value of estimated future cash flows (excluding future expected credit losses not yet incurred). The present value of estimated future cash flows is discounted by the original effective interest rate for financial assets. When a loan has a floating interest rate, the discount rate for measuring any impairment loss is current effective interest rate.

The book value of the assets is reduced through a provision and the loss is recognized in the statements of operations. Interest income continues to be calculated on the reduced book value based on the original effective interest rate for the asset. The loans, together with the corresponding allowances are written-off when there is no realistic prospect of their future

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

recovery and all collateral has been realized or transferred to the Company. If in a subsequent year, the impairment loss amount increases or decreases due to an event after the recognition of impairment loss, the loss that was previously recognized is increased or reduced by adjusting the provision. Any future recovery of the written-off amount is recognized in the statements of operations.

(iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowing, or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are initially recognized at fair value less, in the case of loans and financing, directly related transaction costs.

Financial liabilities of the Company include accounts payable and other accounts payable, overdraft balances, loans and financing, security deposits, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of short term settlement. This category includes derivative financial instruments contracted by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Gains and losses in liabilities held for trading are recognized in the statements of operations.

Loans and borrowings

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate. Gains and losses are recognized in the statements of operations on the derecognition of liabilities as well as during the the effective interest rate amortization process.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled, or expires.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.2.	Financial instruments—initial recognition and subsequent measurement (Continued)

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of operations.

(iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount represented in the consolidated financial position if, and only if, there is a currently enforceable, legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liability simultaneously.

(v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the balance sheet date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 20.

4.3.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments relating to currency forward contracts options, commodities (WTI) forward contracts, and interest rate swaps to hedge against both foreign exchange rate risk and interest rate risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative is contracted and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the statements of operations for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive income (loss). These gains or losses are then recorded in the statements of operations when the hedged item affects profit and loss.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.3.	Derivative financial instruments and hedge accounting (Continued)

The following classifications are used for hedge accounting purposes:

•	fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

•

cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

•	hedge of net investment in a foreign operation.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wish to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the statements of operations. The gain or loss from the hedged item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the statements of operations.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of operations.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of operations. The accumulated balance in the balance sheet resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against exposure to changes in fair value of some of its aircraft financing, fixed between 4.5% and 5.5% per annum. See Note 20 for details.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.3.	Derivative financial instruments and hedge accounting (Continued)

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive income (loss) while anyineffective portion of the hedge is recognized immediately in financial income (expenses).

The amounts recorded in other comprehensive income (loss) are transferred to the statement of operations when the hedged transaction affects, profit or loss for example when the financial income or expense being hedged is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive income are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive income are transferred to the statement of operations. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive income remains deferred in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses swap contracts to hedge against its exposure to any increase risk in interest rates related to its operating lease transactions and firm sales commitments.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•

When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•

Derivative instruments that are designated as and are effective hedge instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

4.4.	Inventories

Inventories consist of aircraft maintenance parts and uniforms. The inventories are valued at cost or net realizable value, whichever is lower, net of any provision for obsolescence. Inventories are charged to the statement of operations, when consumed.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.5.	Taxes

Income tax and social contribution

Current tax assets and liabilities are measured at expected amount recoverable from or payable to tax authorities. Tax rates and tax laws used to calculate the amount are those that are in force or substantially in force on the balance sheet date in the countries where the Company operates and generates taxable profit.

Current income tax and social contribution relating to items recognized directly in net equity are recognized in net equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and establishes provision if appropriate.

Deferred taxes

Deferred tax is recorded on temporary differences at the balance sheet date between the tax basis of assets and liabilities and their book values.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

when the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit or taxable profit or loss on the transaction date;

•

on the temporary tax differences related to investments in subsidiaries, where the period of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused, tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization except:

•

when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and

•

on deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each balance sheet date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred tax assets be used. Unrecognized deferred tax assets are reassessed on each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow deferred tax assets be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on the balance sheet date.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.5.	Taxes (Continued)

Deferred tax relating to items recognized directly in other comprehensive income or net equity is also recognized in other comprehensive income or net equity and not in the statement of operations.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority. The rates of these taxes currently set for determining such deferred taxes, are 25% for income tax and 9% for social contribution.

Sales taxes

Revenue, expenses and assets are recognized net of sales taxes and VAT, except:

•

when sales taxes levied on the purchase of goods or services are not recoverable with the tax authorities, in which case the sales tax is recognized as part of acquisition cost of assets or expense item as applicable; and

•	receivables and payables are presented including the sales tax amount.

The net value of sales taxes, recoverable or payable, is included as part of receivables or payables on the statement of financial position.

The revenue from sales of goods and services are subject to the following taxes and contributions:

•	State value added tax on goods and services—ICMS—levied on air cargo operations, at rates ranging from 4% to 19%.

•	Federal Contribution for Social Security Financing (COFINS) levied on passenger transport at the rate of 3% and at 7.6% on remaining revenue from air transport activity.

•	Federal Social Integration Program (PIS): levied on passenger transport at the rate of 0.65%, and at 1.65% on remaining revenue from air transport activity.

These are recorded as deductions from passenger and cargo transport and other revenues in the statements of operations.

4.6.	Translation of foreign currency

The consolidated financial statements are presented in Brazilian reais (R$), which is the Company´s functional currency.

Transactions in foreign currencies are initially recorded at the exchange rate of the functional currency on the date of the transaction.

The assets and liabilities denominated in foreign currencies are translated at the exchange rate with the functional currency prevailing at the balance sheet date.

Non-monetary items measured in foreign currency or historical cost basis are translated using the effective exchange rate on the dates of original transactions. Non-monetary items measured at fair value in foreign currency are translated using the exchange rates in effect on the date of determination of fair value.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.7.	Property and equipment

Assets included in property and equipment are recorded at acquisition or construction cost that includes interest and other financial charges. Pre-payments for aircraft under construction including interest and finance charges incurred during the manufacture of the aircraft and improvements of are also recorded under property and equipment.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and reduce operating lease expenses on a straight line basis during the term of the respective agreement.

Owned aircrafts are recorded at cost of acquisition and subjected to impairment testing, if there are impairment indicators. Aircraft equipment, rotables and tools including reparable spare parts with useful lives that exceed one year are recorded as property plan and equipment at cost of acquisition.

Aircraft lease agreements are accounted for as either operating or finance leases – see note 4.11.

Depreciation is calculated through the straight line method in accordance with the useful lives of the assets as follows:

Estimated useful lives
Leasehold improvements	5 years
Computer equipment and peripherals	5 years
Aircraft	12 years
Engines	12 years
Heavy maintenance	3 years
Tools	10 years
Vehicles	5 years
Furniture and fixtures	10 years
Aircraft equipment	10 years
Simulator	5 years

The net book value and useful life of assets and the amortization methods are reviewed at the end of each year and adjusted prospectively, if applicable.

The Company allocated a maintenance cost component to engines as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, determined in accordance with the period extending up to the next heavy maintenance or the useful life of the engines, whichever is lower.

Repairs and routine maintenance are charged as expenses during the period in which these are incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets for the Company. These maintenance costs are depreciated over useful lives determined in accordance with the period until the next scheduled significant maintenance.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.7.	Property and equipment (Continued)

The Company has a maintenance contract for its engines that covers all significant maintenance activity. The Company has a “power-by-the-hour” type contract, which establishes the rate for maintenance per hour flown, which will be paid in accordance with the total hours flown when maintenance occurs. These heavy maintenance costs are recorded as assets and depreciated over the useful life determined in accordance with the period extending to the next scheduled maintenance.

4.8.	Business Combinations

We account for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

4.9.	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their useful lives and tested for impairment, whenever there is any indication of any loss in economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits of these assets are recorded by means of changes in the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of operations in the expense category consistent with the use of intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indicator that their carrying amount cannot be recovered, either individually or at the cash generating unit level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains and losses resulting from the write-off of intangible assets are measured as the difference between the net value from the sale and the book value of assets and recognized in the statements of operations upon disposal of the assets.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.10.	Impairment of non-financial assets

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is impaired. If any, such evidence is identified or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use. Recoverable amount is determined for an individual asset, unless that asset does not generate independent cash inflows. When the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

The Company operates as a single CGU.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.11.	Leases

The leases of property and equipment in which the Company has substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, acknowledging from the outset a fixed asset and a financing liability (lease). Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

Aircraft held under finance leases are recorded based on the lower of the fair value of the aircraft and the present value of the minimum lease payments, discounted at an implicit interest rate when it is clearly identified in the lease agreement, or the market interest rate.

The assets are depreciated by the shorter of the remaining economic useful life of the leased assets or the contractual term whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term.

Leases in which a significant portion of the ownership risks and benefits remain with lessor are classified as operating leases. Payments made for operating leases (including direct costs and incentives received from the lessor of each contract) are allocated to the statement of operations at the straight-line method during the lease term.

4.12.	Security deposits and maintenance reserves

Aircraft and engine maintenance reserves

The maintenance deposits refer to payments made in US dollar by the Company to lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable. These deposits are used to pay for the maintenances performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in the financial result. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.13.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Company expects that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations, net of any reimbursement.

The Company is parties to other judicial and administrative proceedings. Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

Lease contracts determine the condition that the Company must return leased aircraft of projected future costs necessary to return the asset to an acceptable condition to satisfy the terms of the contracts, taking the current fleet and long term maintenance programs into account.

4.14.	Revenue recognition

Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not flown, corresponding to the advance ticket sales (air traffic liability) are recorded as current liabilities. The tickets expire in one year. The Company recognizes revenue, upon departure of related schedule flight, from tickets fares that are expected to expire unused. The Company estimates the value of future reimbursements and exchanges, net of expired tickets once the flight date has already occurred. These estimates are based on historical data and experience from past events. The estimated future reimbursements and exchanges included in the account of advance ticket sales are compared monthly to reimbursements and exchange activities in order to monitor the reasonableness of the estimated future reimbursements and exchanges.

Other service revenues relate to change fees, excess luggage, cargo transportation, charter and other services, which are recognized when services are provided. Interest income is recognized as described in note 4.2.

4.15.	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports used by decision makers in order to allocate funds to segments and assess their performance.

The operation of the Company consists of the provision of air transportation services in Brazil. The Company’s management makes fund allocation in order to improve the performance of the results. The main assets generating revenue of the Company are its aircraft, which are registered in Brazil. The other revenues are basically derived from cargo operations, installment sales, excess luggage, penalties for cancellation of tickets, and all items are directly attributed to air transport services.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.16.	IFRS pronouncements not yet in force at December 31, 2012

We set out below the standards issued but not yet in force until the date of issuance of the Company’s financial statements. This list of standards and interpretations issued includes those that the Company reasonably expects will impact the disclosures, financial situation or performance upon future application thereof. The Company intends to adopt such standards when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1

The amendments to IAS 1 change the Company of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Company financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Company first annual report after becoming effective. The amendment will have no impact to the Company.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Company.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013. Upon adoption the amendment will have no impact to the Company.

IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Company financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

IFRS 1 Government Loans—Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.16.	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after 1 January 2013. Upon adoption the amendment will have no impact to the Company.

IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Company financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Company.

This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.16.	IFRS pronouncements not yet in force at December 31, 2012 (Continued)

venture must be accounted for using the equity method. The application of this new standard will not impact the financial position of the Company, since the Company has no investments with joint control. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Company financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation is effective for annual periods beginning on or after January 1, 2013. The new interpretation will not have an impact on the Company.

4.17.	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

•

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters IFRS 7 Financial Instruments: Disclosures (Amendments)

•	IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

IAS 12 Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting policies (Continued)

4.17.	New and amended standards and interpretations (Continued)

measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after 1 January 2012 and has been no effect on the Company’s financial position, performance or its disclosures. The amendment has no impact on the Company.

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment)—Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after 1 July 2011. The amendment had no impact to the Company.

IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after 1 July 2011. The Company does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements. The amendment has no impact on the Company.

5.	Significant accounting judgments, assumptions and estimates

Judgments

The preparation of financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the values of revenue, expenses, assets and liabilities and disclosures of contingent liabilities at the base date of the financial statements. However, uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

Lease classification

The Company has entered into operating and finance lease contracts on the aircraft it operates. The Company has assessed finance versus operating leases classification based on the terms and conditions of the arrangements. A finance lease is recognized when significant risk and rewards of the ownership of the aircraft it operates are transferred; otherwise the contract is accounted for as an operating lease.

Estimates and assumptions

The main assumptions concerning the sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, involving significant risk of causing a significant adjustment in the book value of assets and liabilities in the next financial year are discussed below.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Significant accounting judgments, assumptions and estimates (Continued)

Breakage

The Company recognizes revenue from tickets fares that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make informed judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes requirement improvements.

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales costs is based on information available of transaction for sale of similar assets or market price less additional costs for disposing of assets. The calculation of value in use is based on the model of discounted cash flow.

Cash flows are derived from the budget for the next five years and do not include reorganization activities to which the Company has not yet been committed or significant future investments that will improve the basis of assets of the cash-generating unit subject matter of test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Allowances for tax, civil and labor risks

The Company and its subsidiaries recognize allowances for civil and labor suits. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case laws, most recent court decisions, their relevance in the legal system, or the assessment of independent counsels. Allowances are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 25).

Fair value of financial instruments

When the fair value of assets and liabilities presented in the balance sheet cannot be obtained in an active market it is determined using assessment techniques, including the method of discounted cash flow. The data for these methods are based on those prevailing in the market, when possible. However, when it is not feasible, a certain level of judgment is required to establish fair value. The judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of the financial instruments.

Provision for return of aircrafts

For operating leases aircraft, the Company is contractually required to return the equipment in a predefined level of operational capability, for this reason it recognizes a provision based on the aircraft return costs as set forth in the agreement.

The aircraft´s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and etc., according to return agreement clauses.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Significant accounting judgments, assumptions and estimates (Continued)

The engine’s return provisions are estimated based on evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the evaluation moment. In November 30, December 31, 2012, 2011 and January 1, 2010 the amount provisioned is R$ 8,554, R$ 4,533, R$ 1,585 and R$ 563, respectively.

Determination of useful life and significant components of property and equipment

The Company believes that important aircraft parts to be separated are engines and their respective scheduled heavy maintenance. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

6.	Restricted cash

As of November 30, 2012, the Company had R$55,885 of restricted cash related to working capital loan guarantees. The Company had to temporarily replace credit card receivables for cash as guarantees for its working capital loan.

7.	Short-term investments

Short-term investments are substantially represented by investments in fixed income investment funds and Bank Deposit Certificates (CDB), with yields similar to Interbank Deposit Certificates (CDI). The investments in CDB can be redeemed at any time without loss of the appropriated yield.

At November 30, 2012 the balance recorded in current assets was R$ 25,474 (December 31, 2011—R$ 56,448, December 31, 2010—R$ 62,843, and January 1, 2010 – R$ 5,263).

8.	Restricted investments

Restricted financial investments are represented by deposits for loans required by certain financial institutions, which were invested in floating rate CDBs and DI investments. The return on these investments varies from 98% to 106% of CDI. At November 30, 2012 the balance recorded in non-current assets was R$7,041 (December 31, 2011—R$ 49,658, December 31, 2010 – R$24,845, and January 1, 2010 – R$12,880).

9.	Trade and other receivables

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Credit cards	101,944	98,579	44,309	46,946
Travel agencies	25,645	48,064	16,530	11,165
Other receivables	12,701	10,138	6,392	5,907
Allowance for doubtful receivables	(25,305)	(23,824)	(933)	(721)

	114,985	132,957	66,298	63,297

Amounts receivable from credit card companies will be received in installments of up to twelve months. Installments receivable in more than 60 days are equivalent to R$33,925 (December 31, 2011—R$29,902,

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

2010—R$26,586 and January 1, 2010—R$23,473). Average days-sales-outstanding is of 38 days (2011—38 days, 2010—33 days and January 1, 2010—32 days). Generally, interest is charged on sales made in installments of more than seven months.

The Company sells and discounted credits card receivables to banks or credit card management companies, in order to obtain funds for working capital. In 2012, the Company factored accounts receivable from credit cards in the gross amount of R$71,140, and the net amount being R$69,888. Because these receivables are from the credit card companies themselves and so present a low credit risk, we are able to sell these receivables without any recourse to the company in the event of non-payment. For this reason the related accounts receivable is derecognized in full.

The changes of the allowance for doubtful receivables are:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Balance at the beginning of the year	23,824	933	721	584
Increases	7,496	23,087	212	137
Recoveries	(6,015)	(196)	—	—

Balance at the end of the year	25,305	23,824	933	721

The total accounts receivable not yet due is R$14,149. Amounts up to 30 days overdue total R$ 6,936. The amounts over 30 days overdue total R$25,305, which have been provided for in full.

10.	Inventories

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Parts and maintenance materials	45,714	44,309	30,360	28,210
Uniforms	514	282	198	111
Allowance for obsolescence	(5,781)	(4,971)	(3,205)	(3,000)

	40,447	39,620	27,353	25,321

11.	Prepaid expenses

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Insurance premium	2,484	9,431	5,818	5,333
Aircraft and engines advanced leasing cost	27,295	18,466	15,332	12,097
Others	298	2,743	15,122	7,334

	30,077	30,640	36,272	24,764
Non-current:
Aircraft and engines advanced leasing cost	20,439	16,949	14,404	11,631

Current	9,638	13,691	21,868	13,133

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

11.	Prepaid expenses (Continued)

Aircraft and engine lease prepayments relate to the recognition of expenses on a straight line basis over the lease term. We record an asset because we have a number of operating leases where annual payments reduce over the lease term.

12.	Related parties

As part of the integration process between Azul and TRIP, on July 20, 2012 the two companies celebrated a codeshare agreement in order to share a certain number of flight routes as well as some of the aircraft in their fleet. This agreement allowed the two companies to offer better services to their customers through optimized routes and schedules.

As of November 30, 2012, all of TRIP’s flights started to be booked through Azul’s platform, and customers who accessed TRIP’s website were redirected to Azul’s website. According to the agreement, cash from bookings on TRIP’s flights is transferred to TRIP when the respective revenue is flown.

In 2012, as a result of the acquisition, the related party Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) started to manage all the billing and flight reservation related to the Company. Accordingly, ALAB received all the cash related to the tickets sold for Company´s flight. The cash collect by ALAB is then transferred to Company. The Company records a liability against ALAB. This liability is released and recognized as passenger revenue once the service is provided. As of November 30, 2012, the Company has received R$102,617 for tickets not flown yet. This balance is registered as non-current liability.

13.	Security deposits and maintenance reserves

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Security deposits	34,420	30,185	22,521	5,311
Maintenance reserve	60,519	22,283	20,974	6,515

	94,939	52,468	43,495	11,826

Security deposits and maintenance reserves deposits are held in US dollars and adjusted for foreign exchange differences. The security deposits are to give security on aircraft lease contracts and will be returned to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Security deposits and maintenance reserves (Continued)

sheets. We assess recoverability of amounts currently on deposit with a lessor, based on a comparison to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are expensed as supplemental rent.

As of November 30, 2012, we had prepaid maintenance deposits of R$ 68,143 (December 31, 2011—R$ 22,283 and 2010—R$ 20,974), on our balance sheets. We have concluded that these prepaid maintenance deposits are probable of recovery primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment

	Aircraft and engines	Aircraft equipment	Pre delivery payments	Equipment and facilities	Property and equipment in progress	Other	Total
	‘
Total cost	476,502	40,110	22,771	11,788	7,316	6,118	564,605
Accumulated depreciation	(43,684)	(4,249)	—	(2,862)	—	(191)	(50,986)

Balances at January 1, 2010	432,818	35,861	22,771	8,926	7,316	5,927	513,619
Acquisitions	127,951	14,209	9,657	4,098	7,831	6,002	169,748
Transfers	26,936	—	(21,053)		(5,883)	—	—
Disposals/Written off	—	(1,710)	—		—	(2,493)	(4,203)
Depreciation	(44,941)	(5,515)	—	(3,183)	—	(1,540)	(55,179)

Balances at December 31, 2010	542,764	42,845	11,375	9,841	9,264	7,896	623,985
Acquisitions	148,287	45,100	4,209	10,104	—	2,136	209,836
Transfers	16,313	—	(7,049)	—	(9,264)	—	—
Disposals/Written-off	(104)	(6,467)	—	(2,300)		(495)	(9,366)
Depreciation	(57,771)	(7,533)	—	(1,183)	—	(522)	(67,009)

Balances at December 31, 2011	649,489	73,945	8,535	16,462	—	9,015	757,446

Acquisitions	18,482	14,684	6,580	2,650	—	497	42,893
Disposals/Written-off	(9,325)	(10,053)	(119)	—	—	(2,469)	(21,966)
Depreciation	(45,610)	(8,561)	—	(3,202)	—	(2,242)	(59,615)

Balances at November 30, 2012	613,036	70,015	14,996	15,910	—	4,801	718,758

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment (Continued)

	Aircraft and engines	Aircraft equipment	Pre delivery payments	Equipment and facilities	Property and equipment in progress	Other	Total
2010
Total cost	631,389	52,609	11,375	15,886	9,264	9,627	730,150
Accumulated depreciation	(88,625)	(9,764)	—	(6,045)	—	(1,731)	(106,165)

Residual value	542,764	42,845	11,375	9,841	9,264	7,896	623,985

2011
Total cost	795,885	91,242	8,535	23,690	—	11,268	930,620
Accumulated depreciation	(146,396)	(17,297)	—	(7,228)	—	(2,253)	(173,174)

Residual value	649,489	73,945	8,535	16,462	—	9,015	757,446

2012
Total cost	805,042	95,873	14,996	26,340	—	9,296	951,547
Accumulated depreciation	(192,006)	(25,858)	—	(10,430)	—	(4,495)	(232,789)

Residual value	613,036	70,015	14,996	15,910	—	4,801	718,758

Annual average depreciation rates—%	8 – 33	12	—	12	—	20

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment (Continued)

Balances in “Aircraft and engines” column refer to owned aircraft and aircraft held under finance leases. Aircrafts held under finance leases represent R$245,287 of the total residual value.

15.	Intangible assets

	Goodwill (*)	Software	Total
Acquisition cost	54,705	761	55,466
Accumulated amortization	—	(109)	(109)

Balances at January 1, 2010	54,705	652	55,357
Acquisition	—	3,757	3,757
Amortization	—	(131)	(131)

Balances at December 31, 2010	54,705	4,278	58,983
Acquisition	—	5,919	5,919
Amortization	—	(1,336)	(1,336)

Balances at December 31, 2011	54,705	8,861	63,566
Acquisition	—	3,052	3,052
Disposals/Written-off	—	(6,578)	(6,578)
Amortization	—	(2,086)	(2,086)

Balances at November 30, 2012	54,705	3,249	57,954

	—	20%	—

(*)	The Company acquired the operating business of passenger Total Linhas Aereas S / A. The Company did not acquire such legal entity, but the assets related to passenger operations, represented by: (i) inventory of aeronautical material, (ii) equipment (including aircraft), and (iii) goodwill related to future profitability.
(*)	The Company acquired, in separate exercises, operations western and eastern Brazilian passenger Rico Linhas Aereas S.A.

16.	Income tax and social contribution

a)	Composition of deferred income tax and social contribution not recognized

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Income tax loss carry forwards	63,881	23,746	918	3,766
Social contribution tax carryforwards	22,997	8,549	331	1,356
Temporary differences	61,603	30,332	(5,583)	(7,068)

Total	148,481	62,627	(4,334)	(1,946)

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

16.	Income tax and social contribution (Continued)

a)	Composition of deferred income tax and social contribution not recognized (Continued)

At November 30, 2012, the Company did not recognize deferred tax assets amounting to R$148,481 (December 31, 2011—R$62,627, 2010—R$4,334 and January 1, 2010—R$1,946).

b)	Income tax and social contribution

	November 30, 2012	December 31, 2011	December 31, 2010
Current tax	—	—	8,853
Deferred tax	—	—	—

	—	—	8,853
Profit / (loss) before income tax and social contribution	(253,005)	(207,873)	25,952
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%

Taxes calculated at statutory rates	(86,022)	(70,677)	8,824
Tax effects of permanent differences:
Non-deductible expenses	166	3,716	2,600
Transitional Tax Regime—RTT	2,276	583	(953)
Taxes contingencies	2,936	4,970	3,457
Non-deductible expenses in the current year	26,059	30,361	(1,020)
Tax credits related tax losses of prior years	—	—	(3,873)
Unrecognized benefits for tax losses	54,585	31,047
Others	—	—	(182)

Income tax and social contribution charge	—	—	8,853

Effective rate %	0%	0%	34%

17.	Loans and financing

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Working capital (i)	385,079	279,290	58,591	18,031
Aircraft financing (ii)	332,973	405,492	260,495	247,478
Finance lease agreements (iii)	281,025	249,539	269,285	169,687
Others	6,030	4,441	4,981	5,853

Total in R$	1,005,107	938,762	593,352	441,049
Current liabilities	318,974	221,216	56,672	45,172

Non-current liabilities	686,133	717,546	536,680	395,877

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

a)	The long-term amounts have the following composition, per year of maturity:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
2011	—	—	—	44,339
2012	—	—	64,463	39,264
2013	—	139,997	63,049	38,590
2014	165,182	138,797	61,847	39,163
2015	143,229	127,509	59,460	37,822
2016	102,039	89,171	53,973	36,870
2017	59,963	58,432	47,629	33,174
After 2017	215,720	163,640	186,259	126,655

	686,133	717,546	536,680	395,877

b)	Description of the loans and financings

i.	Working capital: The Company had a total balance of R$ 385,079 as working capital loans with some local banks. The maturity dates range from 2013 to 2018 and the loans are amortized on a monthly basis. The monthly payment of interest is computed based on CDI and it ranges from 1.9% to 4.28% per year.

ii.	Aircraft financing

•

FINIMP: The Company obtained FINIMP loans in dollar and in local currency to finance imported aircraft parts with local banks. As of November 30, 2012, the total balance of these FINIMP loans was R$ 52,804. The maturity dates range from 2013 to 2017. The total cost ranges from 3.74% to 5.90%.

•

FINEM:. The Company had an outstanding balance of R$ 135,955 as FINEM lines, a special credit line from BNDES (the Brazilian development bank) and Banco do Brasil. This credit line was fully used to finance the purchase of aircraft and finance investments. The loan term is 180 months, with a maturity date in 2024. This credit line will be amortized on a monthly basis. The monthly payment of interest is computed based on TJLP plus a spread that ranges from 2.71% to 3.21% per year.

•

FINAME PSI: The Company had an outstanding balance of R$ 144,214 as FINAME PSI lines, a special credit line from BNDES (the Brazilian development bank). This credit line was fully used to finance the purchase of aircraft. The loan terms range from 96 months to 120 months, with maturity dates ranging from 2016 to 2020. The majority of this credit line will be amortized on a monthly basis. The monthly payment of interest is computed based on TJLP plus a spread that ranges from 4.5% to 7.0% per year.

iii.

Finance Lease: The Company had a present value balance of R$ 281,025 as finance leases. The finance leasing was fully used to finance aircraft and simulators. The lease terms range from 60 to 144 months, with maturity dates from 2014 to 2022. Most of these credit lines will be amortized on

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

a monthly basis. The payment of interest is computed based on LIBOR and CDI plus a spread that ranges from 2.35% to 4.28% per year.

c)	The following assets were offered to secure the financings:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Property and equipment (net value) Disposed of	613,036	649,489	542,764	432,818

The Company had a total balance of R$ 385,079 as working capital loans with some local banks. The company had on average 30% of this amount in credit card receivables used as collaterals to secure the fulfillment of these contractual obligations.

The Company had financing agreements with Embraer, ATR and both international and local banks related to acquisition of aircraft and a simulator. In these agreements, there is a statutory lien over the assets, meaning the assets themselves, the aircraft and the simulator, are given as guarantees on the loans.

d)	Covenants

The Company has restrictive covenants in some of its financing agreements. On November 30, 2012, TRIP reached all the minimum standards established by all financing agreements except for one, and therefore the Company reclassified the amount of R$ 86,568 from the long term to the short term liability in order to meet the International accounting standards set out in IAS 1—Presentation of Financial Statements.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Loans and financing (Continued)

e)	Financial leases

Future lease payments are as follows:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
2010	—	—	—	17,851
2011	—	—	28,882	17,305
2012	—	33,269	28,460	16,449
2013	36,963	33,246	27,841	15,776
2014	35,410	32,464	27,095	16,358
2015	35,679	32,035	26,011	16,229
2016	35,066	31,527	25,758	16,116
2017	30,354	27,480	23,079	13,448
After 2017	107,553	59,518	82,159	40,155

Total minimum lease payments	281,025	249,539	269,285	169,687
Less total interest	50,055	20,841	30,770	30,904

Present value of minimum lease payments	230,970	228,698	238,515	138,783
Less short-term installment portion	24,852	30,516	25,601	14,600

Long-term installment portion	206,118	198,182	212,914	124,183

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

18.	Provision for returns of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option. The Company registered provision related to the costs estimated to be incurred with the aircraft and engines to be returned in the future, according to the Company fleet plan as follow:

Balance at January 1, 2010	563
Provisions recognized	1,022

Balance at December 31, 2010	1,585
Provisions recognized	2,948

Balance at December 31, 2011	4,533
Provisions recognized	4,021

Balance at November 30, 2012	8,554

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

19.	Shareholders’ equity

19.1.	Issued capital

As at December 31, 2009, the fully paid-up and subscribed issued capital was represented by 80,542,264 common shares with no par value.

As at December 31, 2011 and 2010, the fully paid-up and subscribed issued capital was represented by 84,166,666 registered shares with no par value, of which 77,854,166 were common shares and 6,312,500 were preferred shares, as shown below:

	Common	Preferred	Total
Trip Participações Ltda.	56,054,992	—	56,054,992
Sky West Inc.	15,570,833	6,312,500	21,883,333
Rio Novo Locações Ltda	6,228,333	—	6,228,333
Outros	8	—	8

	77,854,166	6,312,500	84,166,666

As at March 4, 2010, the Company received the third capital contribution from SkyWest in the amount of R$17,910, of which R$14,286 was accounted for as goodwill reserve, and began to hold a 20.00% interest.

19.2.	Capital reserve

The balance represented by contributions from new shareholders, determined by the difference between the amounts paid and those attributed to each share, is shown below:

	Total contribution	Subscribed	Goodwill
Contribution from Águia Branca Participações on Sep 10, 2006	43,608	8,228	38,308
Contribution from SkyWest on Oct 14, 2008	8,075	4,835	3,240
Contribution from SkyWest on Mar 1, 2009	36,479	8,373	28,106
Contribution from SkyWest on Mar 4, 2010	17,910	3,624	14,286

	106,072	25,060	83,940

As at November 30, 2012, the fully paid-up and subscribed issued capital was owned by Azul S.A.

19.3.	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the parent company after the deduction of legal reserve, contingency reserves, and the adjustment provided for in article 202 of Law No. 6404/76.

Interest paid on equity, a dividend payment which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited.

Dividends are subject to approval by the Annual Shareholders Meeting.

Until November 30, 2012 no dividends were paid by the Company since it did not post profits.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments

As of November 30, 2012, December 31, 2011 and 2010, the Company had the following financial instruments:

	Book value
	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Assets:
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash	55,885	—	—	—
Short-term investments	25,474	56,448	62,843	5,263
Trade and other receivables	114,985	132,957	66,298	63,297
Restricted investments	7,041	49,658	24,845	12,880
Derivative financial instruments	—	12,746	—	—
Liabilities:
Loans and financing	1,005,107	938,762	593,352	441,049
Accounts payable	146,685	86,026	51,118	59,690
Derivative financial instruments	8,220	—	—	—

	Fair value
	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Assets:
Cash and cash equivalents	1,667	3,393	1,892	8,684
Restricted cash	55,885	—	—	—
Short-term investments	25,474	56,448	62,843	5,263
Trade and other receivables	114,985	132,957	66,298	63,297
Restricted financial investments	7,041	49,658	24,845	12,880
Derivative financial instruments	—	12,746	—	—
Liabilities:
Loans and financing	949,943	888,593	539,639	378,506
Accounts payable	146,685	86,026	51,118	59,690
Derivative financial instruments	8,220	—	—	—

The balance of cash and cash equivalent, short-term investments, trade and other receivables and accounts payable are close to their respective book value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Derivatives not designated as hedge
WTI forward contracts	(8,220)	12,746	—	—

Cash flow hedge

As of November 30, 2012, the Company did not have any derivative instruments designated as cash flow hedge.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments (Continued)

Fair value hedge

As of November 30, 2012, the Company did not have any derivative instruments designated as fair value hedge.

Derivatives not designated as hedge

The Company has net exposure in fuel price fluctuations and, therefore, entered into WTI forward contracts. These WTI forward contracts are not designated as cash flow hedges, fair value hedges or net investment hedges.

As of November 30, 2012, TRIP held derivative contracts not designated as cash flow hedge to protect itself against fuel price increases. The forward WTI contracts are used to protect the company against volatility in the price of aviation fuel (QAV), which the Company uses on its daily operations.

As of November 30 2012, the Company had a notional WTI amount of US$ 55,302 thousands (December 31, 2011: US$ 99,907 thousands and 2010—none) contracted at prices that ranged from US$ 97.83 to US$ 105.27 per barrel. The fair value of these contracts generated an unrealized loss of R$ 8,220 (December 31, 2011—gain of R$12,746 and 2010—none), which is recorded in current liabilities / assets.

The net movement on cash flow hedge is detailed as follows:

	2012	2011	2010
Fair value adjustment	—	—	—
Proceeds	—	12,746	—
Reversal	(12,746)	—	—

Net movement on cash flow hedge	(12,746)	12,746	—

Measurement of the fair value of financial instruments

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: others techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

	November 30, 2012	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

20.	Financial instruments (Continued)

	November 30, 2012	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
WTI forward contracts	(8,220)	—	(8,220)	—

	December 31, 2011	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	12,746	—	12,746	—

	December 31, 2011	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
WTI forward contracts	—	—	—	—

	December 31, 2010	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

	December 31, 2010	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
Loans and financing**	—	—	—	—

	January 1, 2010	Level 1	Level 2	Level 3
Assets assessed at fair value
Financial assets at fair value through profit or loss
Short-term investments*	—	—	—	—

	January 1, 2010	Level 1	Level 2	Level 3
Liabilities assessed at fair value
Financial liabilities at fair value through profit or loss
Loans and financing**	—	—	—	—

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, refer to loans, accounts payable and other accounts payable. The main purpose of these financial liabilities is to finance operations as well as to finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from their operations. The Company also holds investments available for trading and take out transactions with WTI derivatives.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the policy of the Company does not to participate in any trading of derivatives for speculative purposes.

a)	Market risk

Market risk is the risk of fluctuation in price of the Company’s assets and liabilities, and the main such risk is related to interest rate, fuel and foreign exchange exposure. Financial instruments affected by the market risk include loans payable and deposits.

Sensitivity analyses were prepared based on the value of net debt, the index of fixed interest rates in relation to variable interest rates of debt and the proportion of financial instruments in foreign currency are all constant values existing as of November 30, 2012.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of rates levied on its loans and financing as well as on its operating lease (not recorded in the balance sheet). As of November 2012, the company did not have any derivative instruments such as swaps to cover interest rates.

Sensitivity to interest rate

The table below shows the sensitivity to a possible change in interest rates, keeping all other variables constant in the Company’s income before taxes (affected by the impact of the loans payable subject to variable rates).

For sensitivity analysis, we adopted:

•	LIBOR: weighted average rate of 2.97% p.a.

•	CDI: weighted average of 9.14% p.a.

•	TJLP: weighted average of 8.69% p.a.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

We projected the impact on the income statement for 2012 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Interest expense	(12,628)	12,628	(25,256)	25,256

a.2)	Foreign exchange risk

Exchange risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in exchange rates. The exposure of the Company to risk of changes in exchange rates refers primarily to loans and financing indexed to the U.S. dollar (net of investments in U.S. dollar).

The Company manages foreign exchange risk by monitoring the future projections of rates levied on its loans and financing as well as on its operating lease (not recorded in the balance sheet). As of November 2012, the company did not have any derivative instruments such as NDFs to cover foreign exchange rates.

Obligation not stated on the financial position

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Future changes stemming from operational leasing	1,050,299	771,559	242,314	62,483

Sensitivity to exchange rate

As of November 30, 2012, we adopted as a likely scenario the closing exchange rate of R$ 2.1074/US$. Based on the projected results for the coming year, we determined an increase/decrease in the income statement resulting from the variation of 25% and 50% over the existing rates as shown below:

	25% R$ 2,5544/US$	-25% R$ 1,5326/US$	50% R$ 3,0653/US$	-50% R$ 1,0218/US$
Effect on exchange rate variation	(10,720)	10,720	(21,440)	21,440

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of aircraft fuel pricing is one of the most significant financial risks for airlines. In November 30, 2012, fuel consumption accounted for about 31% (December 31, 2011—31% and 2010—26%) of the operating costs of the Company. The company manages its risk of price change fuel generation in 2 ways: by contracting derivative financial instruments and through fixed-price contracts directly with BR distributor. On November 30, 2012, the Company had forward contracts (NDFs) for WTI.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

The Company has an exclusive aircraft fuel supply contract with Petrobras Distribuidora S.A., which defines the conditions of price and payment, consumption level, including other commercial conditions. The contract has trading conditions that the Company understands as a normal purchase agreement, and there are no embedded derivative instruments in it.

Fuel price sensitivity

The table below sets out sensitivity in any change in aircraft fuel prices maintaining all other variables as constant in the Company’s results.

We adopted as a probable scenario the average price per liter of aircraft fuel and projected the impact on the Company’s income statement, stemming from a variation of 25% and 50% in the aircraft fuel price as follows:

	25% p.a.	-25% p.a.	50% p.a.	-50% p.a.
Cost of QAV	(35,289)	51,633	(78,751)	95,095

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivable, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivable” is composed of values payable by the major credit card companies, which have credit risk better or equal to that of the Company and also trade receivable from travel agencies, sales in installments and government, and a small portion is exposed to risk of individuals and other entities. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

The financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

In relation to short-term investments and other investments, the policy of the Company is to work with prime institutions.

c)	Liquidity risk

It is the risk of the Company not having sufficient net funds to meet its financial commitments as a result of mismatch of term or volume between expected receipts and payments.

In order to manages the liquidity of the cash in local and foreign currency, assumptions of future receipts and disbursements are set which are daily monitored by the treasury department.

The Company applies its funds in net assets (CDBs and LCAs) and usually the weighted average term of its debt does not exceed the average weighted term of the investment portfolio.

The Company uses for protection of future commitments disclosed in Note 26, derivative financial instruments with prime banks for management of its cash.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Financial risk management objectives and policies (Continued)

Capital management

The Company’s assets may be financed through equity or third party capital. If the Company opts for equity capital it may use funds stemming from contributions by shareholders or through selling equity instruments.

The use of third party capital is an option to be considered mainly when the Company believes that the cost of such would be less that the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing viability for its business plan. It is important to stress that as a capital intensive industry with considerable investment in assets with a high aggregated value it is natural for companies in the aviation sector the report a high degree of leverage.

The Company manages capital through leverage ratios, which is net debt divided by total plus net debt. Management seeks to maintain this ratio at levels equal to or lower than the industry levels. Management includes in the net debt the loans and financing with earnings, loan of business partners, suppliers and other payables, less cash and cash equivalents.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and operating lease net of cash and cash equivalents, other short-term investments. Capital is defined as shareholders’ total net equity and net indebtedness.

The company is not subject to any externally imposed capital requirements.

We define total capital as total net equity and net debt as detailed below:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Shareholders’ equity	(313,775)	(55,648)	139,479	104,470

Cash and cash equivalents	(1,667)	(3,393)	(1,892)	(8,684)
Restricted cash	(55,885)	—	—	—
Short-term investments	(25,474)	(56,448)	(62,843)	(5,263)
Restricted investments	(7,041)	(49,658)	(24,845)	(12,880)
Loans and financing	1,005,107	938,762	593,352	441,049

Net debt	915,040	829,263	503,772	414,222

Total capital	590,505	773,615	643,251	518,692

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

22.	Operating revenue

	November 30, 2012	December 31, 2011	December 31, 2010
Passenger revenue	1,297,032	985,438	688,632
Other revenue	167,414	135,615	91,932

Gross revenue	1,464,446	1,121,053	780,564

Taxes levied on
Passenger revenue	(47,342)	(35,968)	(25,135)
Other revenue	(7,075)	(7,771)	(3,335)

Total taxes	(54,417)	(43,739)	(28,470)

Net revenue	1,410,029	1,077,314	752,094

23.	Financial result

	November 30, 2012	December 31, 2011	December 31, 2010
Financial income
Interest on short-term investments	3,434	7,233	4,116
Other	810	308	313

	4,244	7,541	4,429
Financial expenses
Interest on loans	(72,130)	(63,600)	(36,915)
Other	(19,662)	(23,727)	(20,305)

	(91,792)	(87,327)	(57,220)
	(87)	(634)	—
Derivative financial instruments	(34,206)	(28,081)	8,034

Foreign exchange result	(34,293)	(28,715)	8,034
	(121,841)	(108,501)	(44,757)

24.	Commitments

a)	Operating leases

The Company has obligations arising from entering into operating lease agreements of aircrafts and engines, totaling 47 aircraft (December 31, 2011—37 and 2010—22) and 4 engines (December 31, 2011—1 and 2010—2). The debt related to the commitments of leased equipment are not reflected in the balance sheet. The contracts have an average term ranging from 120 to 144 months for Embraer and ATRs. These contracts are adjusted based on variation in the quotation of U.S. dollar plus LIBOR. For these contracts letters of guarantee or deposits as issuance guarantee of the Company were offered.

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Commitments (Continued)

The future minimum payments of non-cancellable operating leases of aircraft and engines, the total and for each of the following periods, are presented below:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Up to one year	158,584	113,994	42,210	11,681
From one to five years	525,697	392,831	144,906	40,036
More than five years	366,019	264,734	55,198	10,766

	1,050,300	771,559	242,314	62,483

b)	Commitments for future acquisitions of aircraft

The Company has contracts for acquisition of 11 (December 31, 2011—12 and 2010—6), where the following future payments are provided:

	November 30, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Up to one year	141,196	137,398	176,700	148,740
More than one year up to five years	360,365	350,672	178,926	—

	501,561	488,070	355,626	148,740

At November 30, 2012 the Company had 20 options for acquisition of aircraft (December 31, 2011—20 options).

25.	Provisions for legal claims

25.1.	Probable losses

During the normal course of its business, the Company is exposed to certain contingencies and risks referring to tax, labor and civil proceedings under discussion. On November 30, 2012, the Company had recorded the following amounts as provision to cover probable risks:

	Labor	Civil	Taxes	Total
At January 1, 2010	4,969	697	—	5,666
Provisions recognized	1,005	281	—	1,286
Utilized provisions	(1,513)	(158)	—	(1,671)

At December 31, 2010	4,461	820	—	5,281
Provisions recognized	2,770	5,347	—	8,117
Utilized provisions	(1,316)	(2,740)	—	(4,056)

At December 31, 2011	5,915	3,427	—	9,342
Provisions recognized	2,034	9,123	1,325	12,482
Utilized provisions	(1,329)	(4,767)	—	(6,096)

At November 30, 2012	6,620	7,783	1,325	15,728

TRIP LINHAS AÉREAS S.A.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2012, DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

(In thousands of Brazilian reais, except when otherwise indicated)

25.	Provisions for legal claims (Continued)

25.1.	Probable losses (Continued)

Labor provision

As of November 30, 2012, the Company was a party to 281 labor lawsuits, the total amount of which being claimed in such lawsuits, when classified with risk of probable loss, is R$6,620. Such amount is fully recognized accounting wise. In addition to accrued amounts, the Company has court deposits amounting to R$437, recorded in the noncurrent assets for such lawsuits.

Civil provision

As of November 30, 2012, the Company was a party to 2,097 civil lawsuits, the total amount of which claimed in such lawsuits, when classified with risk of probable loss, is R$18,343. Such amount is fully recognized accounting wise. Civil legal claims mainly refer to the passengers whose flights were interrupted or not provided, as a result of factors not manageable by the Management. The individual amounts and number of lawsuits are not so relevant, when compared to the volume of passengers transported by the Company.

25.2.	Possible losses

The Company has tax, civil and labor lawsuits, involving risk of losses classified by the Management as possible, based on the assessment of its legal counsels, to which there is no provision recorded, as broken down and estimated below:

Estimates
Taxes	6,480
Labor	332
Civil	3,390

Tax lawsuits

As of November 30, 2012, the Company was a party to 5 tax lawsuits, most of them calling into question the Value-Added Tax on Sales and Services (ICMS) levied on aircrafts acquired through operating leasing.

26.	Insurance

The Company seeks support from insurance consultants in the market in order to establish coverage compatible with its size and operations. The coverage, on November 30, 2012, was hired for the following amounts, according to the insurance policies is:

Type	Insured amounts
Fire- property and equipment	137,600
Civil liabilities	1,599,000

Preferred Shares, including Preferred Shares

in the form of American Depositary Shares

Morgan Stanley

Itaú BBA

Goldman, Sachs & Co.

Santander

Banco do Brasil Securities LLC

Raymond James

Pine

Deutsche Bank Securities

Through and including [•], 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this global offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under Brazilian Law, any provision, whether contained in the bylaws of a company or in any agreement, exempting any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor. We have entered into indemnity agreements with two of our independent directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or severe negligence.

Item 7. Recent Sales of Unregistered Securities

On December 23, 2013, we issued 2,400,388 convertible Class B preferred shares to four investors in a private placement under Section 4(a)(2) of the Securities Act. We raised R$240 million in this issuance. We also issued Warrants to the Private Placement Investors that may be converted into up to [•] additional preferred shares if the final offering price of our preferred shares is lower than the midpoint of the indicative price range in this global offering.

Item 8. Exhibits

(a) The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4) The Registrant will provide to the Underwriters at the closing specified in the Underwriting Agreement ADSs and Preferred Shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, Brazil, on this [•] day of [•], 2014.

Azul S.A.

/s/ David Gary Neeleman
David Gary Neeleman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Neeleman their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities of Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

[/s/] David Gary Neeleman David Gary Neeleman	Chief Executive Officer	[•]

[/s/] John Peter Rodgerson John Peter Rodgerson	Chief Financial Officer	[•]

[/s/] Renê Santiago dos Santos Renê Santiago dos Santos	Chief Accounting Officer	[•]

José Mário Caprioli dos Santos	Director	[•]

[/s/] Sérgio Eraldo Salles Pinto Sérgio Eraldo Salles Pinto	Director	[•]

[/s/] Carolyn Luther Trabuco Carolyn Luther Trabuco	Director	[•]

Henrique de Campos Meirelles	Director	[•]

[/s/] Gelson Pizzirani Gelson Pizzirani	Director	[•]

[/s/] Renan Chieppe Renan Chieppe	Director	[•]

[/s/] Decio Luiz Chieppe Decio Luiz Chieppe	Director	[•]

[/s/] Pedro Barcellos Janot Marinho Pedro Barcellos Janot Marinho	Director	[•]

[/s/] Michael Lazarus Michael Lazarus	Director	[•]

National Corporate Research, Ltd.	Authorized U.S. Representative	[•]

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1*	Form of Underwriting Agreement

3.1*	By-laws of the Registrant Estatuto Social (English Translation)

4.2*	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the Holders from time to time of American Depositary Shares issued there under, including the form of American Depositary Receipts

5.1*	Form of Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, as to the legality of the preferred shares

10.1*†	Purchase Agreement COM0041-08, dated as of March 11, 2008, between Embraer – Empresa Brasileira de Aeronáutica S.A. and Canela Investments LLC, including Amendment No. 1, dated as of April 30, 2008, Amendment No. 2, dated as of July 31, 2008, Amendment No. 3, dated as of October 21, 2008, Amendment No. 4, dated as of August 31, 2008, Amendment No. 5, dated as of November 25, 2008, Amendment No. 6, dated as of December 12, 2008, Amendment No. 7, dated as of December 23, 2008, Amendment No. 8, dated as of March 12, 2009, Amendment No. 9, dated as of October 30, 2009, Amendment No. 10, dated as of December 21, 2009, Amendment No. 11, dated as of October 26, 2010, Amendment No. 12, dated as of September 30, 2011, Amendment No. 13, dated as of November 9, 2011, Amendment No. 14, dated as of December 1, 2011, Amendment No. 15, dated as of January 20, 2012, Amendment No. 16, dated as of May 2, 2012, Amendment No. 17, dated as of July 11, 2012, Amendment No. 18, dated as of December 28, 2012, Amendment No. 19, dated as of April 9, 2013, Amendment No. 20, dated as of May 29, 2013, Amendment No. 21, dated as of June 26, 2013, Amendment No. 22, dated as of March 13, 2014, Amendment No. 23, dated as of April 1, 2014, Amendment No. 24, dated as of April 29, 2014, Amendment No. 25, dated as of May 23, 2014 and Amendment No. 26, dated as of June 30, 2014.

10.2*†	Sale and Purchase Contract, dated as of December 14, 2010, between Avions de Transport Régional and Canela Investments LLC, including the Amendment No. 1, dated as of December 22, 2011, and Amendment No. 2, dated as of December 4, 2012.

10.3*†	Global Maintenance Agreement, dated as of December 24, 2010, between Avions de Transport Régional and Azul Linhas Aéreas Brasileiras S.A., including Amendment No. 1, dated as of May 20, 2011, Amendment No. 2, dated as of July 29, 2011, Amendment No. 3, dated as of October 18, 2011 and Amendment No. 4, dated as of March 28, 2012 , Amendment No. 5, dated as of August 20, 2013, Amendment No. 6, dated as of March 14, 2014 and Amendment No. 7, dated as of August 13, 2014.

10.4*†	General Terms Agreement No. 1190636254, dated as of September 25, 2008, between GE Engine Services Distribution, LLC and Canela Investments, LLC.

10.5*†	General Terms Agreement No. 1364335901, dated as of April 20, 2009 between GE Engine Services Distribution, LLC and TRIP Linhas Aéreas S.A.

10.6*†	OnPoint Overhaul Engine Services Agreement, dated as of September 25, 2009, between GE Engine Services, Inc., GE CELMA Ltda. and Azul Linhas Aéreas Brasileiras S.A., including Amendment No. 1, dated as of May, 2010, Amendment No. 2, dated as of September 25, 2009, Amendment No. 3, dated as of August 13, 2010, Amendment No. 4, dated as of September 22, 2010, Amendment No. 5, dated as of November 10, 2010, Amendment No. 6, dated as of January 31, 2011, Amendment No. 7, dated as of October 19, 2011, Amendment No. 8, dated as of May 15, 2012, Amendment No. 9, dated as of December 15, 2012, Amendment No. 10, dated as of March 28, 2013, Amendment No. 11, dated as of June 13, 2013 and Amendment No. 12, dated as of June 13, 2013.

10.7*†	Agreement for Commercial Purchase and Sale and Other Covenants, dated as of February 1, 2012, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A., including Amendment No. 1, dated as of November 1, 2012.

10.8*†	Agreement for Commercial Purchase and Sale and Other Covenants, dated as of September 1, 2011, between Petrobras Distribuidora S.A. and TRIP Linhas Aéreas on, including Amendment No. 1 dated as of January 2, 2012.

10.9*†	Investment Agreement, dated as of May 25, 2012, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda., including the First Amendment, dated as of August 15, 2012.

10.10*†	Memorandum of Understanding (LEAP-1A), dated as of June 11, 2014, between Azul Linhas Aéreas Brasileiras S.A. and CFM International Inc.

10.11*†	E195-E2 Generation Aircraft to Canella Inv. LLC, Letter of Intent, dated as of July 13, 2014, between Embraer S.A. and Canella Investments LLC.

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young Auditores Independentes S.S.

23.2*	Consent of Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados, Brazilian legal counsel of the Registrant (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page to the Registration Statement)

99.1* (et seq.)	[Additional exhibits]

(*)	To be filed by amendment.
†	Portions of the exhibit will be omitted pursuant to the request for confidential treatment.